Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Amendment No. 3 to confidential submission

As confidentially submitted with the Securities and Exchange Commission on December 19, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOLV Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4931	33-4537250
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16680 West Bernardo Drive

San Diego, CA 92127

(858) 251-4888

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Adam Forman

Chief Legal Officer

16680 West Bernardo Drive

San Diego, CA 92127

(858) 251-4888

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch Ashley J. Butler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Marc D. Jaffe Erika Weinberg Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 19, 2025.

PRELIMINARY PROSPECTUS

     Shares

SOLV Energy, Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of SOLV Energy, Inc. (the “Company”). We are offering      shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $     and $    . We intend to apply to have our Class A common stock listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MWH.”

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock entitles its holder to one vote per share on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by the Continuing Equity Owners (as defined herein), which will represent in the aggregate approximately    % of the voting power of our outstanding common stock after this offering (or approximately    % if the underwriters exercise in full their option to purchase additional shares).

As a result, the Continuing Equity Owners will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of the Company or substantially all of our assets. See “Management.”

Our post-offering organizational structure, commonly referred to as an umbrella partnership-C-corporation, or UP-C structure, provides potential future tax benefits to both SOLV Energy, Inc. and our Continuing Equity Owners. Prior to the completion of this offering, SOLV Energy, Inc. will enter into a Tax Receivable Agreement (as defined herein) with certain Continuing Equity Owners and the Blocker Shareholders (as defined herein) that will provide for certain cash payments to be made by SOLV Energy, Inc. to such Continuing Equity Owners and the Blocker Shareholders in respect of certain of the future tax benefits received by SOLV Energy, Inc., utilizing cash for the benefit of such holders that otherwise would have been available to us for other uses and for the benefit of all of our stockholders. The terms of the Tax Receivable Agreement will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Interests (as defined herein) we acquire directly from SOLV Energy Holdings LLC with the proceeds from this offering and indirectly from the Blocker Shareholders collectively representing an aggregate    % economic interest in SOLV Energy Holdings LLC. The remaining    % economic interest in SOLV Energy Holdings LLC will be owned by the Continuing Equity Owners through their ownership of LLC Interests.

A wholly-owned subsidiary of SOLV Energy, Inc. will be the sole managing member of SOLV Energy Holdings LLC. SOLV Energy, Inc., through the managing member, will operate and control all of the business and affairs of SOLV Energy Holdings LLC and its direct and indirect subsidiaries and, through SOLV Energy Holdings LLC and its direct and indirect subsidiaries, conduct our business.

Following this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Our Organizational Structure” and “Management—Controlled Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” starting on page 25 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional      shares of our Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on     , 2026.

Jefferies	J.P. Morgan

Prospectus dated     , 2026

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor any of the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

ABOUT THIS PROSPECTUS

Certain Definitions

Unless otherwise specified or the context requires otherwise in this prospectus, all references to:

•	“AC” refers to alternating current.

•	“American Securities” or “Sponsor” refers to American Securities LLC, a private equity firm, and affiliated funds managed by American Securities.

•	“ASPE” refers to ASP Endeavor Acquisition LLC, the parent company of CS Energy.

•	“Blocker Companies” refers to ASP VIII SOLV LP and ASP VIII CSE LP.

•

“Blocker Shareholders” refers collectively to the owners of the Blocker Companies prior to the acquisition of the Blocker Companies by SOLV Energy, Inc., who will exchange their interests in the Blocker Companies for shares of our Class A common stock in connection with the consummation of the Transactions.

•	“CCGT” refers to combined circle gas turbine, a type of power plant that uses both a gas turbine and a steam turbine to generate electricity using natural gas.

•

“Continuing Equity Owners” refers collectively to holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including American Securities, certain executive officers, employees and other minority investors and their respective permitted transferees who may, following the consummation of this offering, exchange at each of their respective options, in whole or in part from time to time, their LLC Interests (along with an equal number of shares of Class B common stock (and such shares shall be immediately cancelled)) for, at our election, cash or newly-issued shares of our Class A common stock as described in “Certain Relationships and Related Person Transactions—SOLV Energy Holdings LLC Agreements—SOLV Energy Holdings LLC Agreement in Effect Upon Consummation of the Transactions.”

•	“CS Energy” refers to CS Energy, LLC and CS Energy Devco, LLC.

•	“CS Merger” refers to the merger, on October 7, 2024, of ASPE with SOLV Energy Holdings LLC, pursuant to which SOLV Energy Holdings LLC was the surviving entity.

•	“DC” refers to direct current.

•	“EBOS” refers to electrical balance of system, which includes wiring, junction boxes, connections and disconnect switches used in solar and battery energy storage projects.

•

“EPC” refers to engineering, procurement and construction, a type of contracting where the contractor performs design and engineering services for the project, procures key equipment used in the project and builds the project, such as a solar power plant.

•

“FNTP” refers to full-notice-to-proceed and may also be referred to as “NTP” or notice-to-proceed. FNTP/NTP is a mechanism in some EPC contracts which upon enactment, entitles us to proceed with the full scope of work and have an enforceable right to consideration for all costs incurred, subject to the terms and conditions of the underlying contract. Not all EPC contracts have an FNTP/NTP mechanism as the execution of the contract itself constitutes FNTP/NTP.

•	“GW” refers to gigawatts, a unit of measurement of electrical power.

•	“HVAC” refers to heating, ventilation and air conditioning.

•	“kWh” refers to kilowatt hour, the amount of energy produced or consumed in a single hour.

•

“LLC Agreement” refers to SOLV Energy Holdings LLC’s amended and restated limited liability company agreement, which will become effective substantially concurrently with or prior to the consummation of this offering.

i

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•	“LLC Interests” refer to the common units of SOLV Energy Holdings LLC, including those that we purchase with a portion of the net proceeds from this offering.

•

“LNTP” refers to limited-notice-to-proceed agreements, which authorize us to proceed with limited activities on a given EPC contract (e.g., perform initial engineering and site investigation work, procure long lead time equipment) in exchange for a payment that is typically creditable to the overall contract price if the customer uses us to build the project.

•	“MW” refers to megawatt, a unit of measurement of electric power. In the context of solar energy, MW is generally used to describe the power generating capacity of a solar system.

•	“NERC CIP” refers to the North American Electric Reliability Corporation Critical Infrastructure Protection.

•	“O&M” refers to operations and maintenance.

•

“Original Equity Owners” refer to the direct and indirect owners of LLC Interests prior to the consummation of the Transactions, collectively. Prior to the consummation of the Transactions, SOLV Energy Parent Holdings LP is the sole holder of LLC Interests. As used throughout this prospectus, Original Equity Owners is deemed to include the indirect holders of LLC Interests, including American Securities, certain executive officers, employees and other minority investors.

•	“PV” refers to photovoltaic, i.e., the conversion of light into electricity using semiconducting materials, such as solar cells.

•	“SCADA” refers to supervisory control and data acquisition.

•

“SOLV,” the “Company,” “our company,” “we,” “us” and “our” refer (i) prior to the consummation of the Transactions discussed elsewhere in this prospectus, to SOLV Energy Holdings LLC and its subsidiaries, and (ii) after the Transactions, to SOLV Energy, Inc. and its subsidiaries, including SOLV Energy Holdings LLC.

•	“Swinerton” refers to Swinerton Incorporated, our former parent.

•	“T&D” refers to transmission and distribution.

•	“Transactions” refer to the reorganizational transactions, the redemption of units held by a minority investor and this offering, and the application of the net proceeds therefrom.

Presentation of Financial Results

SOLV Energy Holdings LLC is the accounting predecessor of SOLV Energy, Inc. for financial reporting purposes. SOLV Energy, Inc. will be the public registrant and successor entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

SOLV Energy, Inc. Other than the balance sheet, dated as of September 30, 2025, the historical financial information of SOLV Energy, Inc. is not included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus. SOLV Energy, Inc. will be the successor upon completion of the Transactions.

•

SOLV Energy Holdings LLC. SOLV Energy Holdings LLC is the accounting predecessor, and the surviving entity, of the CS Merger. Due to the common control ownership of SOLV Energy Holdings LLC, CS Energy, LLC and CS Energy Devco, LLC since 2021, the historical financial information of SOLV Energy Holdings LLC was recasted similar to the pooling of interest method and retrospectively adjusted for all periods presented to reflect the combined results of operations, financial position, and cash flow of both entities as if the merger had occurred at the earliest period presented, January 1, 2022.

Except as noted in this prospectus, the unaudited pro forma financial information of SOLV Energy, Inc. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

statements of SOLV Energy Holdings LLC as the predecessor of SOLV Energy, Inc. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2024 in the case of the unaudited pro forma condensed consolidated statements of operations data, and as of September 30, 2025 in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus. References to the “Pro Forma Fiscal Year Ended December 31, 2024” refer to the pro forma financial information derived from or presented in the “Unaudited Pro Forma Condensed Consolidated Financial Information” for the year ended December 31, 2024 and references to the “Pro Forma for the nine months ended September 30, 2025” refer to the pro forma financial information derived from or presented in the “Unaudited Pro Forma Condensed Consolidated Financial Information” for the nine months ended September 30, 2025.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Non-GAAP Financial Measures

This prospectus contains certain financial measures that are not required by or prepared in accordance with GAAP, including EBITDA and Adjusted EBITDA. We refer to these measures as “non-GAAP financial measures.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Financial Measures” for our definitions of these non-GAAP financial measures, information about how and why we use these non GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with GAAP.

Trademarks and Trade Names

We own or have the rights to use various trademarks, trade names, service marks and copyrights, including the following: SOLV, SOLV ENERGY, SUNSCREEN, VITALS and various logos used in association with these terms. Solely for convenience, any trademarks, trade names, service marks or copyrights referred to or used herein are listed without the applicable ©, ® or ™ symbol, but such references or uses are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.

Market and Industry Information

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon independent industry surveys and publications and other publicly available information prepared by a number of sources, including the National Renewable Energy Laboratory (“NREL”), Engineering News-Record, Bloomberg New Energy Finance (“BNEF”), Wood Mackenzie, Solar Power World, Berkeley Lab, Dodge Construction Network, the U.S. Energy Information Administration (“EIA”), and the Bureau of Labor Statistics. References to the capital, operating and maintenance costs of a solar plus storage project from NREL are based on a 100 MWdc with single-axis tracking and a 60MW/240MWh battery storage system. From time to

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

time, these sources may change their input information or methodologies, which may change the related results. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Other market data and industry information is based on management’s knowledge of the industry and good faith estimates of management. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Our Company

We are a leading provider of infrastructure services to the power industry, including engineering, procurement, construction, testing, commissioning, operations, maintenance and repowering. We have constructed more than 500 power plants representing 20 GWdc of generating capacity since we were founded in 2008, and we currently provide O&M services under long-term agreements to 146 operating power plants representing over 18 GWdc of generating capacity. Engineering News Record ranks us the second largest solar contractor in the United States based on 2024 revenues and the seventh largest contractor in power overall. We also believe we are a leading builder of high-voltage substations in the southwestern United States.

We specialize in designing, building and maintaining utility-scale solar and battery storage projects with capacities of 200 MWdc and larger and related T&D infrastructure. We built one in every nine MWs of utility-scale solar projects constructed in the United States from 2014 to 2024 and were the second largest builder of battery energy storage systems in 2024 according to Solar Power World. We are the second largest provider of O&M services to existing utility-scale solar energy projects in the Americas based on the number of MWdc managed in 2024 according to Wood Mackenzie. As of September 30, 2025, 93% of our total backlog was EPC services and 7% was O&M services, including estimated corrective maintenance.

Demand for new generation capacity and related infrastructure services is growing rapidly in the United States. The combination of growth in the number and capacity of data centers, manufacturing reshoring, increasing use of HVAC caused by more extreme weather, electrification of industrial processes and retirement of existing coal-fired generation facilities are resulting in rapid load growth that cannot be met by existing generation capacity. According to Wood Mackenzie, an average of 65 GWac of new generation capacity will be constructed annually in the United States from 2025 through 2034 which is nearly double the prior ten-year period’s average. Solar and battery storage projects will account for 66% of the capacity added from 2025 through 2034 compared with 42% over the prior ten year period, according to Wood Mackenzie. Solar and battery storage are increasing as a percentage of new generation because they are easier to permit, use equipment that is more readily available, deliver a lower levelized cost of energy and are faster to build than competing forms of power generation such as gas and nuclear. As of September 30, 2025, we had backlog of approximately $6.7 billion. Our revenue in future periods may differ from the amounts in our backlog due to contract changes or terminations and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for a discussion of our backlog.

Our customers include project developers, independent power producers and utilities. Our new construction projects are typically executed over 12 to 18 months pursuant to one or more LNTP agreements followed by a lump sum EPC contract. Under LNTP agreements, our customers pay us to perform initial engineering and site investigation work, procure long lead time equipment and begin initial mobilization of our workforce and equipment, the results of which we use to refine our price to construct the project. LNTP agreements significantly reduce our risk because they allow us to identify unforeseen costs and incorporate them into our price prior to entering into the EPC contract. Our customers also benefit from LNTP agreements because they reduce the probability that there will be unforeseen change orders or delays during construction. See “Business—Customer Contracts—EPC Services” for a discussion of our EPC contracting process and typical provisions.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

We provide O&M services pursuant to long-term contracts that typically obligate the customer to pay us a fixed fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis. Since January 2022, we have generated annual corrective maintenance revenues equal to 70% to 90% of the amount our customers pay us in fixed fees for operations and preventative maintenance services. Our O&M contracts typically have a minimum term of five years and renew automatically for successive one year periods at the end of the initial term. When a customer enters into an O&M agreement with us, they typically give us operational control of their power plants which we manage through a NERC-registered medium impact control center located in our San Diego headquarters. Our control center enables us to provide our customers remote monitoring, diagnostic and dispatch capabilities on a 24/7 basis, utilizing real-time data to remotely detect plant performance issues, identify targeted solutions and dispatch field technicians for repair and maintenance services. Our control center captures approximately 2 million data points per second from every power plant that we manage. We use this data to improve our construction methods, make better equipment selections and gain insights into ways to improve uptime and increase energy generation for our customers. Many of our customers that use us to build new power plants also use our O&M services. See “Business— Customer Contracts—O&M Services” for a discussion of our O&M contracting process and typical provisions.

We are headquartered in San Diego, California and have 14 additional locations across the United States. We operate a NERC CIP certified control center in our San Diego headquarters that we use to monitor and manage the operations of our customers’ power plants. As of September 30, 2025, we employed approximately 2,300 team members specializing in engineering, project management, electrical systems, safety and compliance, innovation and technology, business development, marketing, finance, human resources and talent development. We are a licensed contractor in 40 states, have approximately 1,600 employees in the field and are authorized to operate in all 48 states within the continental United States. Our employees collaborate across diverse scopes of work, resulting in continuous improvement, enhanced communication and greater efficiency that creates value for our customers.

We were founded in 2008 as Swinerton Renewable Energy (“SRE”) and operated as a division of Swinerton Builders, one of the largest employee-owned commercial construction firms in the U.S. and a wholly-owned subsidiary of Swinerton. We were acquired by American Securities in December 2021, along with SOLV, Inc., a subsidiary we formed in 2012 to provide operating and maintenance services to both in-house and third-party power plants. Following our acquisition by American Securities, SRE and SOLV Inc. were rebranded as SOLV Energy. In October 2024, we merged with CS Energy, LLC, a leading provider of EPC services for solar and battery storage focused on the East and Southeast regions of the United States.

Our Lifecycle Approach

We offer an integrated suite of services to meet the needs of our customers throughout the entire lifecycle of their projects, from initial design through operation. Our services for new projects include engineering, equipment procurement, construction, testing and commissioning. We generally refer to these services as “EPC services.” Our services for existing projects include monitoring, preventative maintenance, corrective maintenance, upgrading and repowering. We generally refer to these services as “O&M services” and the combination of EPC and O&M services as our “lifecycle approach.” We believe we are the only top five EPC that offers O&M services at scale and the only top five O&M services provider that offers EPC services at scale. We have designed our service offering with the goal of becoming a long-term partner to our customers who creates value for them throughout the life of their projects. We believe our lifecycle approach enables us to:

•

Demonstrate value-add to customers by increasing their revenue potential and reducing their O&M costs, rather than just minimizing initial construction cost. Under our lifecycle approach, we work with our customers to design their projects, select equipment and integrate the systems on site to maximize energy generation and minimize unnecessary maintenance. We also seek to provide ongoing O&M services

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

after the project is operational to ensure it delivers peak performance. Our competitors who only provide construction services do not have the long-term operating data that we have access to through our O&M services so we do not believe they can offer the same insights into project design, equipment selection and system integration that we can. Our competitors who only provide O&M services are limited in their ability to influence the performance of a project because they do not play a role in designing the project or selecting the equipment used in it like we do.

•

Bring our customers capabilities that “O&M only” companies cannot. Through our new construction business, we have significant resources, including more than 1,600 craftworkers and technicians in the field, and a fleet of over 770 vehicles and trucks and more than 160 pieces of earthmoving and other heavy equipment. We use these resources to provide services to our O&M customers that we believe most “O&M only” companies are unable to self-perform, including repairing major damage from weather events such as hailstorms, hurricanes and tornadoes; performing major equipment upgrades; expanding sites to add incremental generation capacity or battery storage; and repowering.

•

Generate long-term, recurring revenues. Our lifecycle approach creates recurring revenues through multi-year O&M agreements and related corrective maintenance work on both the power plant and its transmission infrastructure. Since January 2022, we have generated annual corrective maintenance revenues equal to 70% to 90% of the amount our customers pay us in fixed fees for operations and preventative maintenance services. Our O&M contracts have a minimum term of five years and typically renew automatically at the end of the term for successive one year terms.

•

Create incumbency that makes it difficult for our competitors to displace us. Solar energy and battery storage projects have useful lives of 35 years and 20 years, respectively, according to the EIA, and a power plant’s interconnection can be renewed indefinitely. Our lifecycle approach creates continuous interaction with our customers and their projects, which gives us knowledge of their facilities and operations that no other service providers have. We have maintained an on-site presence at some of our customers projects since we began offering O&M services. Continuous interaction with our customers and their sites creates incumbency that we believe makes it difficult for our competitors to displace us.

•

Identify new business opportunities our competitors may never see. We remotely monitor and have a constant on-site presence at, or have our service technicians routinely visit, all of the power plants we manage. Our continuous interaction with our customers’ projects allows us to identify maintenance, expansion and repowering opportunities at their sites that our competitors may never see.

•

Maximize our revenue potential from each project. According to NREL, the average owner of a utility-scale solar plus battery storage project will spend $0.84 per wattdc on EPC services, $0.21 per wattdc on preventative maintenance and $0.06 per wattdc on corrective maintenance and $0.08 per wattdc on inverter replacement over its 35 year life. An owner of a utility-scale solar plus battery storage project will also spend $0.07 per wattdc on asset management and $0.93 per wattdc on battery augmentation according to NREL which are not services that we currently provide. We believe our lifecycle approach enables us to maximize our revenue potential from every project we build by providing services throughout the project’s entire lifecycle.

•

Leverage long-term operating data to improve construction methods, make better equipment selections, improve uptime and increase energy generation. Our control center captures approximately two million data points per second on every power plant that we manage. We have accumulated more than 50 terabytes of operating data across the power plants we monitor through our proprietary Vitals O&M analytics platform, which we believe represents one of the largest repositories of operating data on solar and battery storage projects in the world. We use the operating data that we have gathered to improve our construction methods and make better equipment selections as well as gain insights into ways to improve uptime and increase energy generation for our customers.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Our Market Opportunity

New Construction. Demand for our EPC services is driven primarily by investment in solar and battery storage projects with capacities of 200 MWdc and larger in the United States. According to NREL, average EPC costs are approximately $0.60 per wattdc for standalone solar projects, $0.30 per wattac for standalone battery storage projects and $0.84 per wattdc for solar plus storage projects (“hybrids”). Assuming constant average selling prices, annual investment in utility-scale solar, storage and hybrid projects with capacities of 200 MW and greater is forecast to grow 13.3% from 2026 to 2031, representing a compound annual growth rate of 2.5% according to Wood Mackenzie. Key drivers of continued growth in investment in solar and battery storage projects include:

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Unprecedented load growth that is creating an urgent need for new generation. Annual electricity consumption in the United States will grow 28% from 2024 to 2034 compared with only 5% over the prior ten year period from 2014 to 2024 according to Wood Mackenzie and the EIA. Demand for power is growing rapidly as more data centers are constructed; businesses move manufacturing operations back to the United States; more extreme temperatures cause businesses and consumers to use more HVAC; and more commercial and industrial processes are electrified. For example, real annualized investment in manufacturing facilities and data centers has been nearly three times the 1993 to 2020 average since October 2023 according to the U.S. Census Bureau.

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Shorter construction timelines and equipment lead times compared to other forms of generation. Utility-scale solar energy projects with capacities of 200 MWdc and larger can typically be constructed in 18 months or less, which compares to approximately four years and nine years for natural gas-fired and nuclear power plants, respectively, according to BNEF. The lead time required for new natural gas-fired generation may also grow in the future as several major gas turbine manufacturers have reported multi-year order backlogs and sold out capacity. For example, the lead time for a new gas turbine is over five years while the lead times for solar modules, trackers and inverters are less than six months according to Wood Mackenzie. The shorter lead times required to bring new solar energy and battery storage projects online make them an attractive source of new generation capacity in regions with accelerating load growth.

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Corporate offtakers’ preference for carbon-free power. According to Wood Mackenzie, 62% of power purchase agreements (“PPAs”) in the United States in 2024 and the first half of 2025 were signed with corporate offtakers and 90% of those PPAs were with wind and solar projects. Data center offtakers who, according to Wood Mackenzie, are expected to account for approximately 63% of the increase in electricity consumption from 2025 to 2034, prefer carbon free power which is underscored by the commitment of the top 10 data center owners in the United States to use 100% carbon-free power according to BNEF.

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Lower cost and less environmental impact than natural gas-fired generation. Wood Mackenzie estimates that the levelized cost of energy for utility-scale solar with trackers including the investment tax credit (“ITC”); utility-scale solar with trackers excluding the ITC; and hybrids including the ITC for the battery storage system is $50.82, $56.01 and $59.26 per MWh, respectively, which compares with $106.50 per MWh for gas CCGTs. Solar energy’s lower levelized cost of energy combined with its lack of greenhouse gas emissions make it an attractive source of new generation capacity to utilities, corporations and the public when compared to new gas-fired generation. The falling cost of battery technologies is also making it possible for solar to compete with natural gas-fired as economical base load generation in certain areas of the United States.

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Advanced permitting and interconnection. Obtaining approval to connect a new power plant to the grid can take between four and nine years, according to Enverus. As a result, only projects that are currently in the interconnection queue are likely to come online over the next several years. As of November 2025, solar and battery storage projects represented approximately 75% of the generation in the interconnection queue, according to Wood Mackenzie.

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Growing demand for battery storage. Rising power prices and falling system costs have enabled more use cases for battery storage including firming renewables, load shifting, peak shaving, energy arbitrage and deferral of T&D investment. According to Wood Mackenzie, utility-scale battery storage capacity installed will increase from 85 GWh in 2025 to 859 GWh in 2034.

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Retirements of coal-fired generation. Nearly 150 GWac of coal-fired and other generating capacity representing 11% of the existing generation fleet in the United States as of year-end 2024 is slated to be retired from 2025 through 2034, according to Wood Mackenzie. In most cases, these facilities must be replaced with new power plants to ensure the regions they serve will have adequate power to meet the growing needs of businesses and consumers.

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Inelasticity of power demand. Installations of solar projects have continued to grow even as PPA prices have increased. For example, according to Wood Mackenzie and Berkeley Labs, annual installations of solar projects increased from 7.9 GWdc in 2019 to 41.2 GWdc in 2025 while average solar PPA prices increased from $27.60 per MWh in the first quarter of 2019 to $57.60 per MWh in the second quarter of 2025. We believe that if the cost of constructing solar projects increases after the ITC is no longer available or because of other cost increases, businesses and utilities will be willing to pay higher PPA prices to ensure that they have an adequate supply of power.

Existing Infrastructure. Demand for our O&M services is driven primarily by the number and capacity of operating utility-scale solar energy and battery storage projects and their age. Older projects typically require more maintenance, including inverter replacements and battery augmentation. Assuming constant average selling prices, spending on O&M for solar energy and battery storage projects will grow from $2.5 billion in 2026 to $4.1 billion in 2031, representing a compound annual growth rate of 10.6%, according to Wood Mackenzie and NREL. Key drivers supporting continued growth in demand for O&M services include:

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Rapidly growing installed base. According to Wood Mackenzie, the capacity of operating utility-scale solar energy and battery storage projects in the United States will increase from 165 GWdc and 29 GWac at the end of 2024 to 491 GWdc and 207 GWac at the end of 2034, respectively, representing compound annual growth rates of 11.5% and 21.8%, respectively. As the total capacity of solar energy and battery storage projects in operation increases, so will spending on O&M services. Wood Mackenzie forecasts $41 billion of cumulative spend on O&M services for utility-scale solar energy and battery storage projects in the United States from 2025 to 2034.

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Aging fleet that will require increasing levels of maintenance. According to Wood Mackenzie, 45 GWac and 147 GWac of solar energy and battery storage projects will be more than ten years old by the end of 2030 and 2034, respectively, compared to only 9 GWac at the end of 2024. Most solar energy and battery storage projects require major maintenance following their tenth year of operation, including inverter replacements and battery augmentation. As the installed base of solar and battery storage projects ages so will spending on corrective maintenance to address equipment failures.

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Increasing return on investment from repowering. Owners of existing solar energy projects can increase their revenues by adding battery storage, replacing existing solar modules with newer models that generate more power and upgrading inverters to high efficiency models. We believe that rising power prices, falling battery prices and increasing equipment performance make repowering more attractive as projects age. From 2020 to 2024, the average wholesale power price in the United States increased 45%, while the average price per kWh for lithium-ion stationary batteries decreased nearly 30% and the average efficiency of a solar module increased 14% according to the EIA and BNEF.

The total spending on EPC and O&M services for solar and battery storage projects is forecast to grow at a compound annual growth rate of 3.8%, assuming constant prices from NREL, according to Wood Mackenzie. We believe prices for EPC and O&M services will increase over time as a result of wage and other inflation

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which would increase the rate of growth in total spending. According to the Bureau of Labor Statistics, the mean wage growth for construction and extraction occupations was 4.3% and 6.6% annually from 2020 to 2024 and 2022 to 2024, respectively.

Our Strengths

We believe the following strengths position us to capitalize on continued growth in demand for the services we provide, reinforce our leadership position in the markets we focus on, and differentiate us from our competitors:

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Long history, large scale and market leadership. We have been building, operating and maintaining solar energy projects continuously for over 15 years. We have constructed more than 500 power plants across 35 states. We built one in every nine MWs of utility-scale solar projects constructed in the United States from 2014 to 2024 according to Solar Power World and we are one of a small number of companies that has completed multiple 200 MWdc and larger projects. We were the second largest builder of battery storage systems in 2024 according to Solar Power World, and we are the second largest independent provider of O&M services to solar energy projects in the Americas based on the number of MWdc managed in 2024 according to Wood Mackenzie. We believe our long history, large scale and market leadership give us several advantages over our smaller competitors with less operating history, including:

•	giving prospective customers confidence that we have the financial and operational resources to complete large, complex projects;

•	being recognized by our customers’ lenders as a “bankable” service provider that reduces execution and operational risk, which we believe translates to better financing terms for our customers;

•	giving us the experience and operating data to accurately price risk;

•	obtaining preferential terms from equipment suppliers;

•	making it easier to attract and retain talented employees;

•	benefiting from proprietary means and methods developed over millions of hours of experience building and maintaining projects;

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giving us the financial strength to make investments in construction equipment such as pile drivers, boring machines, deep foundation drills, trenchers and customized solar production equipment that give us operational advantages; and

•	reducing the risk that any single project or conditions in a particular region of the country pose to our financial performance.

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Lifecycle approach that differentiates us from our competitors, creates recurring revenues and maximizes our revenue potential from each project. We believe we are the only top five EPC that also offers O&M services at scale and the only top five O&M services provider that also offers EPC services at scale. We believe providing both EPC and O&M services differentiates us from our competitors that only provide EPC services because customers see us as a long-term partner that can add value to their operations throughout the entire lifecycle of their projects rather than a contractor for a particular job. Providing both EPC and O&M services also allows us to create recurring revenues and maximize our revenue potential from every project we build because we can generate revenue from our customers every year over the entire life of their projects. We believe that the owners of the 18 GWdc of projects that we managed as of September 30, 2025 will spend nearly $6.2 billion on O&M services over the life of their projects based on NREL’s estimates for preventative maintenance, inverter replacements and corrective maintenance.

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Industry-Leading O&M Capabilities. We have developed a comprehensive set of O&M capabilities that enable us to serve the needs of owners after their power plants commence operations, including a NERC-registered medium impact operations center that provides 24/7 monitoring and control for power plants, a

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team of over 200 field service technicians that are authorized to perform warranty work on most major brands of equipment used by our customers and a proprietary software platform called Vitals that integrates with our customers’ SCADA systems to provide real-time system performance information. The number of GWs that we manage has doubled from 9 GWdc at the end of 2020 to 18 GWdc as of September 30, 2025, underscoring the strength of our O&M capabilities.

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Contracting process that minimizes construction risk through LNTP agreements. We typically engage with customers on new construction projects by entering into an initial LNTP agreement pursuant to which the customer pays us for engineering and site investigation work, including in depth soil and foundation pile testing. The initial LNTP agreement allows us to thoroughly evaluate site conditions and incorporate them into our price for the project. Following the initial LNTP agreement, we typically enter into additional LNTP agreements for procurement of long-lead time equipment and initial site mobilization before we enter into a lump sum EPC contract with our customer. When an LNTP agreement includes procurement of long-lead equipment and materials, our customers prepay us for the required deposits. LNTP agreements significantly reduce our risk because they allow us to identify unforeseen costs and incorporate them into our price prior to entering into the EPC contract. Our customers also benefit from LNTP agreements because they reduce the probability that there will be unforeseen change orders or delays during construction.

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Direct beneficiary of accelerating load growth and the retirement of fossil generation. The consumption of power in the United States is forecast to grow 28% from 2024 through 2034 which compares with only 5% over the prior 10-year period from 2014 to 2024 according to Wood Mackenzie and the EIA. At the same time, more than 11% of the existing generation fleet in the United States as of year-end 2024 is slated to be retired from 2025 through 2034 according to Wood Mackenzie. The combination of growing demand for power coupled with the large number of fossil generation retirements has created increasing demand for new generation capacity. According to Wood Mackenzie, the average amount of new solar and battery storage capacity constructed annually in the U.S. from 2025 to 2034 will triple to 43 GWac per year compared to the prior 10-year period and represent 66% of all new generation constructed over the period. We believe increasing demand for power, fossil generation retirements and the large proportion of new generation that is expected to be solar and battery storage projects will result in growing demand for our services.

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Longstanding relationships with leading independent power producers, utilities and developers. We strive to build long-term relationships with large customers that make significant investments in new power plants every year. We generated all of our 2024 revenues from jobs for clients that were also clients during the past three years and the average length of our relationship with our top 10 clients in 2024 was four years. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the operation and maintenance of their power plants, further embedding us with our customers.

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Economies of scale in O&M services. Most preventative maintenance of solar and battery storage projects is undertaken by technical service teams that travel from site-to-site on a route. The denser their route, measured by the number of projects in close proximity to one another, the more revenue the service team will generate for each hour they work. We provide preventative maintenance services to 146 power plants which has allowed us to create optimized routes that maximize the revenue we generate from each hour worked by our service employees. Additionally, we believe we have greater economies of scale than many large independent power producers that have in-house O&M organizations because we service a larger fleet than they operate.

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Comprehensive risk management. We have developed a comprehensive risk management system that is designed to ensure our projects achieve their target margins. To ensure we accurately estimate project costs, we employ cross-functional teams that collaborate on each project to develop project-specific pricing and execution strategies. We validate our pricing and de-risk our target margins by entering into one or more LNTP agreements with our customers. We seek to further manage our risk by including standard provisions

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in all our EPC contracts that limit our risk, conducting rigorous reviews of all agreements and requiring senior management approval before contracts are signed. We monitor our performance against our targets through daily, weekly and monthly reviews of all projects by our senior management team. We also routinely conduct independent reviews of operational projects for quality and safety.

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Strong free cash flow generation. We prioritize free cash flow generation. Elements of our business model that allow us to generate strong free cash flow include our contract structure which requires our customers to make upfront deposits on long-lead equipment and materials prior to us beginning work and incurring costs; payment terms that obligate our customers to make monthly progress payments; modest capital expenditures as a percentage of our revenues; and a low level of debt which keeps our cash interest cost low. For the nine months ended September 30, 2025, we generated $122.7 million of net cash provided by operating activities which was equivalent to 50.8% of our Adjusted EBITDA for the period.

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Culture of innovation that prioritizes tech-enablement. We believe that integrating technology with business processes enhances efficiency, quality, predictability and customer experience. Over the past decade, we have developed several market-leading technology solutions, including Sunscreen, a proprietary software solution we developed to manage solar energy projects, and Vitals, our proprietary O&M analytics platform. Sunscreen allows project teams to track construction progress online, offering clients near real-time status updates. Vitals detects and diagnoses asset-level issues in real-time, enabling customers to act quickly and maximize uptime. Our management team believes, based on their experience in the industry, that we have also been at the forefront in process automation and optimization through our internally developed data analytics platform; use of robotics in the field; aerial drones; and AI-based image processing.

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Experienced management team with long tenures in the construction and power industries. Our management team has an average of more than 25 years of experience, including in high performing EPC and O&M services and power generation businesses. They are experts at managing large and diverse workforces to deliver generation projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

Our Growth Strategy

We have developed a series of interrelated strategies designed to maximize our growth potential, including:

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Continuing to increase new construction market share. As solar energy projects grow larger and more complex, we believe large EPCs, such as ourselves, are well-positioned to increase our share of the market. From 2014 to 2024, the average size of a planned solar energy project increased more than five times from 20 MWac to 112 MWac according to the EIA and approximately 59% of the MWs installed from 2026 to 2031 are forecast to be projects with capacities of 200 MWdc or more according to Wood Mackenzie. At the same time, there are fewer and fewer sites available that are flat, with soils that do not require drilling or specialized foundations, and close to a substation with the capacity to interconnect new resources without upgrades. The greater financial requirements that come with larger projects coupled with increased scope of work required for more challenging sites is making it increasingly difficult for smaller contractors to compete. Our average annual market share has increased from 9% in the 2011 to 2017 period to 13% in the 2018 to 2024 period according to data from Solar Power World. We believe the ratio of our next 12 months backlog to our last 12 months reported revenues underscores our continuing market share growth.

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Increasing our presence in the battery storage market. Battery storage is a rapidly growing segment of the power market with annual installations forecast to grow more than ten times from 85 GWh in 2024 to 859 GWh in 2034 according to Wood Mackenzie. Hybrid projects spend approximately 40% more on EPC

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services per MW of capacity than solar projects. The battery storage capacity we installed has grown by nearly thirty-five times from 132 MWh in 2022 to 4,582 MWh in 2024 and, as of September 30, 2025, over $1.0 billion of our backlog related to solar plus storage and standalone storage projects.

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Growing our revenues from existing infrastructure. O&M services, including preventative and corrective maintenance, equipment upgrades, storm damage work and repowering generate recurring and re-occurring revenues over the life of a project that typically carry higher margins than new construction. Our strategy is to increase the share of our revenue that comes from O&M services by increasing the number of O&M customers that we have. We believe that by focusing on existing infrastructure in addition to new construction, we will be able to grow our revenues faster than our competitors who focus only on new construction as well as reduce the impact of adverse changes in the amount or pace of new construction in any year on our financial results. The cumulative capacity of operating solar and battery storage projects is expected to more than triple from 151 GWac at the end of 2024 to 580 GWac at the end of 2034 according to Wood Mackenzie, underscoring the opportunity we have to grow our revenues from existing infrastructure.

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Expanding into new end-markets. We intend to apply our know-how and capabilities to new end-markets that are experiencing significant growth. According to BNEF, annual investment in transmission and distribution infrastructure in the U.S. is projected to increase from $88 billion in 2025 to $141 billion by 2035, with cumulative investment from 2025 to 2034 projected to be more than $1.1 trillion, while annual data center infrastructure investment, excluding compute, is expected to increase from $   billion in 2025 to $   billion by 2029, according to Dodge Construction Network. We are currently evaluating the utility infrastructure and data center markets which we believe may offer both attractive EPC and O&M opportunities. For example, on June 13, 2025, we acquired Spartan Infrastructure, Inc. (“Spartan Infrastructure”), a provider of T&D infrastructure services. Spartan Infrastructure expanded our capability to perform high voltage work on transmission lines and other utility infrastructure. With these expanded capabilities, we believe we will be able to generate additional revenues from T&D work related to solar and battery storage projects as well as compete for utility projects related to the expansion, upgrading or replacement of grid infrastructure.

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Leveraging innovation to improve efficiency and increase margins. We plan to apply data analytics, automation and robotics to streamline processes, reduce labor hours, optimize resource allocation and improve quality. For example, we recently made an investment into a company that is developing robots to perform certain maintenance functions that currently require large teams of laborers. We also have a dedicated team focused on developing and piloting new methods, tools and equipment that reduce labor hours with the goal of increasing our margins and shortening construction timelines.

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Continuing to invest in craft skilled labor. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we are working with trade unions to develop apprenticeship programs for craftsman and technicians and with universities to create internships for engineering students. In 2025, more than 200 apprentices and students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early as well as expose prospective employees to what makes our company and culture attractive in a more comprehensive way than is possible through a traditional recruiting process.

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Making targeted acquisitions. We believe that acquisitions can accelerate our growth by adding capabilities that we do not currently have, creating access to new customers and expanding our geographic footprint. Our strategy is to acquire firms that offer complementary services to our own, operate in attractive markets where we do not currently have a presence and have a track record of strong financial performance and safe operations. For example, in addition to our acquisition of Spartan Infrastructure discussed above, in January 2025 we acquired Sacramento Drilling, Inc. (“SDI”), a provider of specialized foundation drilling services. The acquisition of SDI expanded the services we could offer our customers as well as allowed us

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to capture incremental margin by self-performing a service that we previously subcontracted to third party providers.

Summary of Risk Factors

Investing in our Class A common stock involves a number of risks. The following is a summary of the principal factors that make an investment in our Class A common stock speculative or risky, all of which are more fully described in the section titled “Risk Factors” included elsewhere in this prospectus. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing our business.

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A wide range of factors, many that are beyond our control, can impact the timing, performance or profitability of our projects, any of which can result in additional costs to us, reductions or delays in revenues, the payment of liquidated damages by us or project termination;

•	Our results of operations, financial condition and other financial and operational disclosures are based upon estimates and assumptions that may differ from actual results or future outcomes;

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Changes in estimates related to revenues and costs associated with our contracts with customers could result in a reduction or elimination of revenues, a reduction of profits or the recognition of losses;

•	Backlog may not be realized or may not result in profits and may not accurately represent future revenue;

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The imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations;

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The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and battery storage specifically could have a material adverse effect on our business, financial condition and results of operations;

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Limitations on the availability or an increase in the price of materials, equipment and subcontractors that we and our customers depend on to complete and maintain projects could have a material adverse effect on our business, financial condition and results of operations;

•	We can incur liabilities or suffer negative financial or reputational impacts relating to health and safety matters;

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Disruptions to our information technology systems or our failure to adequately protect critical data, sensitive information and technology systems could have a material adverse effect on our business, financial condition and results of operations;

•	Negative macroeconomic conditions and industry-specific market conditions can have a material adverse effect on our business, financial condition and results of operations;

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Projects in our industry can have long sales cycles requiring significant upfront investment of resources which, if they do not result in a project, could adversely affect our business, financial condition and results of operations;

•	Regulatory requirements applicable to our industry and changes in current and potential legislative and regulatory initiatives may adversely affect demand for our services;

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We have identified material weaknesses in our internal control over financial reporting, which could result in us failing to detect material misstatements of our consolidated financial statements. If our remediation of the material weaknesses is not effective, or if we otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which, in turn, could negatively impact the market value of our Class A common stock;

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Our principal asset after the completion of this offering will be our direct or indirect interest in SOLV Energy Holdings LLC and, as a result, we will depend on distributions from SOLV Energy Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SOLV Energy Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions;

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Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants (as defined herein) that will not benefit holders of our Class A common stock to the same extent that it will benefit the TRA Participants; and

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Following the offering, we will qualify as a “controlled company,” and, as a result, we will qualify for exemptions from certain corporate governance requirements. While we currently do not plan on utilizing any such exemptions, we reserve the right to do so in the future, and if we do, you may not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, our Sponsor’s interests may conflict with our interests and the interests of other stockholders.

For a discussion of these and other risks you should consider before making an investment in our Class A common stock, see the section entitled “Risk Factors.”

Summary of the Transactions

SOLV Energy, Inc., a Delaware corporation, was formed on April 1, 2025 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through SOLV Energy Holdings LLC and its direct and indirect subsidiaries. Prior to the Transactions, SOLV Energy Parent Holdings LP will be the sole holder of common stock of SOLV Energy, Inc. We will consummate the following organizational transactions in connection with this offering:

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we will amend and restate the existing limited liability company agreement of SOLV Energy Holdings LLC, which will become effective substantially concurrently with or prior to the consummation of this offering, to, among other things, (i) recapitalize all existing ownership interests in SOLV Energy Holdings LLC into LLC Interests and (ii) appoint a wholly-owned subsidiary of SOLV Energy, Inc. as the sole managing member of SOLV Energy Holdings LLC upon or prior to the acquisition of LLC Interests by SOLV Energy, Inc. in connection with this offering;

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we will amend and restate SOLV Energy, Inc.’s certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock;”

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SOLV Energy, Inc. will acquire, directly or indirectly, LLC Interests held by certain of the existing indirect owners of SOLV Energy Holdings LLC, by means of one or more contributions, mergers or otherwise, including mergers of or contributions of the equity interests of the Blocker Companies, in exchange for    shares of our Class A common stock;

•	we will issue shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

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we will issue     shares of our Class A common stock to the purchasers in this offering (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $     million (or approximately $     million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $     per share (which is the midpoint of the

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estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions;

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we will use the net proceeds from this offering to purchase     newly issued LLC Interests (or     LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from SOLV Energy Holdings LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

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we intend to cause SOLV Energy Holdings LLC to use the net proceeds from the sale of LLC Interests to SOLV Energy, Inc. for general corporate purposes, which could include the repayment of certain indebtedness, and growth initiatives, including potential merger and acquisition opportunities, as described under “Use of Proceeds;” and

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SOLV Energy, Inc. will enter into the Tax Receivable Agreement with SOLV Energy Holdings LLC and each of the TRA Participants (“the Tax Receivable Agreement”). The terms of the Tax Receivable Agreement will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions.”

Immediately following the consummation of the Transactions (including this offering):

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SOLV Energy, Inc. will be a holding company and its principal asset will consist of the LLC Interests it acquires directly from SOLV Energy Holdings LLC and indirectly from certain of the Continuing Equity Owners and the Blocker Shareholders;

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A wholly-owned subsidiary of SOLV Energy, Inc. will be the sole managing member of SOLV Energy Holdings LLC, and SOLV Energy, Inc., through the managing member, will control the business and affairs of SOLV Energy Holdings LLC and its direct and indirect subsidiaries;

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SOLV Energy, Inc. will own     LLC Interests of SOLV Energy Holdings LLC, representing approximately     % of the economic interest in SOLV Energy Holdings LLC (or     LLC Interests, representing approximately     % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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American Securities (directly and indirectly including through the Blocker Shareholders) will own (i)     shares of Class A common stock of SOLV Energy, Inc. (or     shares of Class A common stock of SOLV Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of SOLV Energy, Inc.’s common stock and approximately     % of the economic interest in SOLV Energy, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) directly through American Securities’ ownership of LLC Interests and indirectly through SOLV Energy, Inc.’s ownership of LLC Interests, approximately     % of the economic interest in SOLV Energy Holdings LLC (or approximately     % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii)    shares of Class B common stock of SOLV Energy, Inc., representing approximately     % (and, together with the    shares of Class A common stock,     %) of the combined voting power of all of SOLV Energy, Inc.’s common stock (or      shares of Class B common stock of SOLV Energy, Inc., representing approximately     % (and, together with the shares of Class A common stock,     %) if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Continuing Equity Owners (excluding American Securities) will collectively own (i) LLC Interests, representing approximately % of the economic interest in SOLV Energy Holdings LLC

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(or     LLC Interests, representing approximately     % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii)     shares of Class B common stock of SOLV Energy, Inc., representing approximately     % of the combined voting power of all of SOLV Energy Inc.’s common stock (or     shares of Class B common stock of SOLV Energy, Inc., representing approximately     % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the purchasers in this offering will own (i)     shares of Class A common stock of SOLV Energy, Inc. (or     shares of Class A common stock of SOLV Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately     % of the combined voting power of all of SOLV Energy, Inc.’s common stock and approximately     % of the economic interest in SOLV Energy, Inc. (or approximately     % of the combined voting power and approximately     % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii) through SOLV Energy, Inc.’s ownership of LLC Interests, indirectly will hold approximately     % of the economic interest in SOLV Energy Holdings LLC (or approximately     % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

For more information regarding the Transactions and our structure, see “Our Organizational Structure.”

Organizational Structure

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and an initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus).

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Management
% Class B common stock
% total voting power
Public Shareholders
% Class A common stock
% total voting power
American Securities and Affiliated Funds
% Class A common stock
% Class B common stock
% total voting power
Other Continuing Equity Owners
% Class A common stock
% Class B common stock
% total voting power
SOLV Energy, Inc.
% LLC Interests
% LLC Interests
% LLC Interests
% LLC Interests
Subsidiaries
SOLV Energy Holdings LLC
Managing Member
SOLV Energy Parent LLC
Subsidiaries

After giving effect to the Transactions, including this offering, SOLV Energy, Inc. will be a holding company whose principal asset will consist of  % of the outstanding LLC Interests of SOLV Energy Holdings LLC (or  % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). After giving effect to the Transactions, including this offering, the Continuing Equity Owners will own  % of the outstanding LLC Interests of SOLV Energy Holdings LLC (or  % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Our Sponsor

Based in New York with an office in Shanghai, American Securities is a leading U.S. private equity firm that invests in market-leading North American companies with annual revenues generally ranging from $200 million to $2 billion. American Securities and its affiliates have approximately $30 billion under management as of December 31, 2024.

Recent Developments

SOLV Energy Parent Holdings LP recently agreed to redeem the units held by a minority investor in exchange for a $112.5 million note secured by a first priority lien on all of SOLV Energy Parent Holdings LP’s assets, including its equity interests in SOLV Energy Holdings LLC.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Corporate Information

SOLV Energy, Inc., the issuer of the Class A common stock, was incorporated in Delaware on April 1, 2025. Our principal executive offices are located at 16680 West Bernardo Drive, San Diego, CA 92127, and our telephone number is (858) 251-4888. Our corporate website address is www.solvenergy.com. Our website and the information contained on or that can be accessed through our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our Class A common stock.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

THE OFFERING

Issuer	SOLV Energy, Inc.

Class A common stock offered by us	shares.

Class A common stock outstanding prior to this offering	shares.

LLC Interests outstanding prior to this offering	LLC Interests.

Class A common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase an additional shares of Class A common stock from us to cover overallotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class B common stock to be outstanding after this offering	shares, representing approximately % of the combined voting power of all of SOLV Energy, Inc.’s common stock (or shares, representing approximately % of the combined voting power of all of SOLV Energy, Inc.’s common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and no economic interest in SOLV Energy, Inc.

LLC Interests to be held by us immediately after this offering	LLC Interests, representing approximately % of the economic interest in SOLV Energy Holdings LLC (or LLC Interests, representing approximately % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

LLC Interests to be held directly by the Continuing Equity Owners immediately after this offering	LLC Interests, representing approximately % of the economic interest in SOLV Energy Holdings LLC (or LLC Interests, representing approximately % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Ratio of shares of Class A common stock to LLC Interests	Our amended and restated certificate of incorporation and the SOLV Energy Holdings LLC Agreement will require that we and SOLV Energy Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC Interests	Our amended and restated certificate of incorporation and the SOLV Energy Holdings LLC Agreement will require that we and SOLV Energy Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and their respective permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us.

Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.

Voting rights after giving effect to this offering	Each share of Class A common stock will entitle its holder to one vote per share, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Each share of Class B common stock will entitle its holder to one vote per share, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Holders of all outstanding shares of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Following the Transactions and this offering, the Original Equity Owners will collectively hold through their ownership of shares of Class A common stock and shares of Class B common stock, approximately % of the combined voting power of our common stock (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Redemption rights of holders of LLC Interests	The Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options require SOLV Energy Holdings LLC to redeem all or a portion of their LLC Interests in exchange for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the SOLV Energy Holdings LLC Agreement; provided that, at our election, we may effect a direct exchange by SOLV Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Person Transactions—SOLV Energy Holdings LLC Agreements—Agreement in Effect Upon Consummation of the Transactions.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the SOLV Energy Holdings LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will automatically be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.

Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ (or $ if the underwriters exercise their option to purchase additional shares of Class A common stock in full) based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds that we receive from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase LLC Interests from SOLV Energy Holdings LLC at a price per LLC Interest equal to the initial public offering price of our Class A common stock, less the underwriting discounts and commissions.

We intend to cause SOLV Energy Holdings LLC to use the net proceeds it receives from us in connection with this offering for general corporate purposes, which could include the repayment of certain indebtedness, and growth initiatives, including potential merger and acquisition opportunities. If the underwriters exercise their option to purchase additional shares of Class A common stock, we will use the additional net proceeds to purchase LLC Interests from certain Original Equity Owners and/or to purchase additional LLC Interests from SOLV Energy Holdings LLC to maintain the one-

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us. See “Use of Proceeds.”

Tax Receivable Agreement	We will enter into a Tax Receivable Agreement with the Continuing Equity Owners, the Blocker Shareholders and other persons from time to time that may become a party thereto (collectively the “TRA Participants”), which will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Controlled company	Upon the closing of this offering, American Securities will beneficially own more than % of the voting power for the election of members of our board of directors. Consequently, we will be a “controlled company” under Nasdaq rules. As a controlled company, we qualify for, and may rely on, certain exemptions from certain corporate governance requirements of Nasdaq. See “Management—Controlled Company Status.” Although we will qualify as a “controlled company” upon the closing of this offering, we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, we reserve the right to utilize the “controlled company” exemption in the future.

Dividend Policy	We do not anticipate paying any dividends on our Class A common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Risk Factors	Investing in our Class A common stock involves risks. See the “Risk Factors” section of this prospectus beginning on page 21 for a discussion of factors you should carefully consider before investing in our Class A common stock.

Listing	We intend to apply to have our Class A common stock listed on Nasdaq under the symbol “MWH.”

The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of the offering excludes:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	additional shares of Class A common stock reserved for future issuance under the 2026 Incentive Plan that we intend to adopt at the time of this offering; and

•

     shares of Class A common stock reserved for issuance upon exchange of LLC Interests (and cancellation of a corresponding number of shares of Class B common stock) that will be outstanding immediately after this offering.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the completion of the Transactions;

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•	no exercise of the underwriters’ option to purchase up to additional shares of Class A common stock;

•	an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus); and

•	our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to or upon the closing of this offering.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present (i) summary historical consolidated financial and other data of SOLV Energy Holdings LLC and its consolidated subsidiaries and (ii) summary unaudited pro forma condensed consolidated financial data for SOLV Energy, Inc. after giving effect to the Transactions. SOLV Energy Holdings LLC is considered our predecessor for accounting purposes and its consolidated financial statements will be our historical financial statements following this offering. We derived the summary consolidated statement of operations data for the years ended December 31, 2024, 2023 and 2022, and the consolidated balance sheet data as of December 31, 2024, from our audited consolidated financial statements as restated and described therein included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and Note 5—Restatement of Previously Issued Consolidated Financial Statements to our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended September 30, 2025 and 2024 and the consolidated balance sheet data as of September 30, 2025 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data of SOLV Energy, Inc. presented below has been derived from our unaudited pro forma condensed consolidated financial statements and notes included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of financial condition as of December 31, 2024 gives pro forma effect to the Transactions, the consummation of this offering and our intended use of proceeds therefrom after deducting the underwriting discounts and commissions and other estimated costs of this offering, as though such transactions had occurred January 1, 2024. The unaudited pro forma condensed consolidated financial data includes various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data.

	SOLV Energy Holdings LLC
	Nine Months Ended September 30,		Year Ended December 31,			SOLV Energy, Inc. Pro Forma
			2024	2023	2022	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
	2025	2024
(in thousands)	(Unaudited)		(Restated)	(Restated)	(Restated)
Statements of Operations Data:
Revenue	$1,696,866	$1,406,854	$1,847,803	$2,100,643	$2,318,265
Cost of revenue	1,376,505	1,229,190	1,588,639	1,990,648	2,220,350

Gross profit	320,361	177,664	259,164	109,995	97,915
Selling, general and administrative expenses	127,749	87,530	127,885	95,836	101,213
Amortization expense	42,415	49,978	66,347	67,048	78,996

Total operating expenses	170,164	137,508	194,232	162,884	180,209

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

	SOLV Energy Holdings LLC
	Nine Months Ended September 30,		Year Ended December 31,			SOLV Energy, Inc. Pro Forma
			2024	2023	2022	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
	2025	2024
(in thousands)	(Unaudited)		(Restated)	(Restated)	(Restated)
Operating income (loss)	150,197	40,156	64,932	(52,889)	(82,294)
Other (expense) income, net:
Loss on debt extinguishment	—	—	4,398
Interest expense	40,433	41,661	55,394	59,702	39,660
Interest income	(5,904)	(1,956)	(4,601)	(1,634)	(202)
Other income, net	(408)	(685)	(781)	(1,318)	—

Income (loss) before income taxes	116,076	1,136	10,522	(109,639)	(121,752)
Income tax expense	1,842	997	598	204	5

Net income (loss)	114,234	139	9,924	(109,843)	(121,757)
Less: net income attributable to non-controlling interests	586	(2)	2	1	1

Net income (loss) attributable to controlling interests	$113,648	$141	$9,922	$(109,844)	$(121,758)

	SOLV Energy Holdings LLC	SOLV Energy, Inc.
	At September 30, 2025	At September 30, 2025
	Actual	As Adjusted	Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$208,069
Total assets	1,753,237
Total debt(1)	395,182
Total liabilities, excluding debt	934,574
Total member’s equity	423,481

(1)	Amount includes current and long-term debt net of unamortized debt issuance costs.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

	SOLV Energy Holdings LLC					SOLV Energy, Inc. Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023	2022	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
(in thousands)			(Restated)	(Restated)	(Restated)
Other Financial Data:
EBITDA	$211,911	$103,516	$146,149	$30,260	$5,969
Adjusted EBITDA	$241,266	$112,084	$165,133	$52,608	$24,727

See “— EBITDA and Adjusted EBITDA” for a discussion of our results of operations for definitions and a reconciliation of our net income to Adjusted EBITDA.

EBITDA and Adjusted EBITDA

We report our financial results in accordance with GAAP. To supplement this information, we also use EBITDA and Adjusted EBITDA, non-GAAP financial measures, in this prospectus. EBITDA represents net income (loss) attributable to controlling interest before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (i) non-cash compensation expense; (ii) the (gain) or loss on the disposal of assets and the extinguishment of debt; (iii) the change in fair value of derivatives; (iv) the change in fair value of investments; (v) non-recurring private equity management fees; and (vi) certain other items which we do not consider indicative of future operating performance such as one-time legal settlements not considered part of normal course business operations, transaction, integration, transition and other non-cash costs. We adjust for these items in our Adjusted EBITDA as our management believes these items would distort from their ability to efficiently view and assess core operating trends. Our board of directors, management, and investors use EBITDA and Adjusted EBITDA to assess our financial performance because such measures allow them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), and items outside the control of our management team (such as income taxes).

EBITDA and Adjusted EBITDA are not defined under GAAP. Our use of the terms EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies in our industry and are not measures of performance calculated in accordance with GAAP. Our presentation of EBITDA and Adjusted EBITDA are intended as supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income (loss), net income (loss), earnings per share, net sales, net income margin or any other performance measures derived in accordance with GAAP, or as measures of operating cash flows or liquidity.

EBITDA and Adjusted EBITDA have important limitations as analytical tools, and such measures should not be considered either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include:

•	EBITDA and Adjusted EBITDA do not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expenses or the cash requirements to pay our taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in this prospectus.

The following table reconciles the differences between Adjusted EBITDA and net income (loss) attributable to controlling interest, which is the most comparable GAAP measure:

	SOLV Energy Holdings LLC
	Nine Months Ended September 30,		Years Ended December 31,			SOLV Energy, Inc. Pro Forma
	2025	2024	2024	2023	2022	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
(in thousands)			(Restated)	(Restated)	(Restated)
Net income (loss) attributable to controlling interest	$113,648	$141	$9,922	$(109,844)	$(121,758)
Interest expense	40,433	41,661	55,394	59,702	39,660
Interest income	(5,904)	(1,956)	(4,601)	(1,634)	(202)
Provision for income taxes	1,842	997	598	204	5
Depreciation and amortization	61,892	62,673	84,836	81,832	88,264

EBITDA	$211,911	$103,516	$146,149	$30,260	$5,969

Non-cash compensation expense	2,871	5,885	8,607	2,375	2,443
(Gain) loss on disposal of property and equipment	(257)	108	215	—	—
Loss on the extinguishment of debt	—	—	4,398	—	—
Change in the fair value of derivative	21	(43)	(236)	220	—
Gain on investment	—	(750)	(750)	(1,803)	—
Non- recurring private equity management fees, transaction, integration and transition costs, and other non- cash costs(1)	26,720	3,368	6,750	21,556	16,315

Adjusted EBITDA	$241,266	$112,084	$165,133	$52,608	$24,727

(1)

Consists of management fees paid to American Securities, which will no longer be paid following the consummation of this offering, non-recurring transition costs related to our separation from Swinerton, IPO related costs, non-recurring transaction and integration costs and other non-cash or non-recurring expenses. We recorded management fees of $2,704 and $2,292 for the nine months ended September 30, 2025 and 2024, respectively, and $3,120, $3,114 and $3,238 in the years ended December 31, 2024, 2023, and 2022, respectively. For the nine months ended September 30, 2025, we recorded $15,408 related to transaction costs, integration costs, non-capitalized IPO related costs and a one-time write off of project development costs for $6,967 related to the termination of CS Energy’s project development business. In 2023, we recorded a $16,122 expense for a legal settlement related to certain legacy projects at CS Energy prior to the merger which we consider to be a non-recurring event due to the nature of the settlement. In 2022, we recorded $7,397 in transition costs related to our separation from Swinerton.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, before investing in our Class A common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations, in which case the trading price of our Class A common stock could decline and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Operating Our Business

A wide range of factors, many that are beyond our control, can impact the timing, performance or profitability of our projects, any of which can result in additional costs to us, reductions or delays in revenues, the payment of liquidated damages by us or project termination.

Our business is dependent on successfully constructing projects for our customers. Many of our projects involve challenging design, engineering, financing, permitting, interconnection, right of way acquisition, procurement, construction, operation and maintenance phases that occur over extended time periods, including sometimes over several years, and we have encountered and may in the future encounter project delays, additional costs or project performance issues as a result of, among other things:

•

inability to meet project schedule requirements, achieve guaranteed performance or quality standards for a project or failure to comply with mandatory reliability standards set forth by the NERC, which can result in increased costs, through rework, replacement or otherwise, monetary penalties to NERC or the payment of liquidated damages to the customer or contract termination;

•	failure to accurately estimate project costs or accurately establish the scope of our services;

•	failure to make judgments in accordance with applicable professional standards (e.g., engineering standards);

•

unforeseen circumstances or project modifications not included in our cost estimates or covered by our contract for which we cannot obtain adequate compensation, including concealed or unknown environmental, geological or geographical site conditions or technical problems such as design or engineering issues;

•	changes in laws or permitting, interconnection and regulatory requirements during the course of our work;

•	delays in the delivery or management of design or engineering information, equipment or materials;

•

our or a customer’s failure to manage a project, including the inability to timely obtain land, permits or rights of way or meet other permitting, interconnection, regulatory or environmental requirements or conditions;

•	changes to project or customer schedules;

•

natural disasters or emergencies, including wildfires and earthquakes, as well as significant weather events (e.g., hurricanes, tropical storms, tornadoes, floods, hail storms, droughts, blizzards and extreme temperatures) and adverse or unseasonable weather conditions (e.g., prolonged rainfall or snowfall or early thaw in the northern U.S.);

•	difficult terrain and site conditions where delivery of materials and availability of labor are impacted or where there is exposure to harsh and hazardous conditions;

•	protests and other public activism, legal challenges or other political activity or opposition to a project;

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•

other factors such as terrorism, geopolitical conflicts, public health crises (e.g., pandemics or epidemics) and delays attributable to U.S. government shutdowns or any related under-staffing of government departments or agencies;

•	changes in the cost, availability, lead times or quality of equipment, commodities, materials, consumables or labor; and

•	delay or failure to perform by suppliers, subcontractors or other third parties, or our failure to coordinate performance of such parties.

Many of these difficulties and delays are beyond our control and can negatively impact our ability to complete the project in accordance with the required delivery schedule, performance requirements or achieve our anticipated operating income margin on the project. Delays and additional costs associated with delays may be substantial and not recoverable from third parties, and in some cases, we may be required to compensate the customer for such delays, including in circumstances where we have guaranteed project completion or performance by a scheduled date and incur liquidated damages if we do not meet such schedule.

We generate a significant portion of our revenues from lump sum contracts, pursuant to which our customer pays us a fixed amount regardless of the costs that we incur. The contracts for these projects often involve complex pricing, scope of services and other bid preparation components that require challenging estimates and assumptions on the part of our personnel far in advance of contract performance, which increases the risk that costs incurred on such projects can vary, sometimes substantially, from our original estimates.

Additionally, in certain of our EPC contracts we guarantee that we will complete a project by a scheduled date and sometimes provided the project, when completed, will also achieve certain performance standards. If we fail to complete these projects on time or the equipment we design, furnish and/or install does not meet guaranteed performance standards, we may be liable to our customers for damages, which can be significant. Our O&M services contracts also require us to meet certain minimum performance standards. If we fail to meet agreed project deadlines and/or meet guaranteed performance standards under our EPC contracts, or we fail to perform as required under our O&M service contracts, we may be held responsible for costs incurred by the customer resulting from any delay or any modifications made in order to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages or obligations to re-perform substandard work. If we are required to pay such costs, the total costs of the project would likely exceed our original estimate, and we could experience reduced profits or a loss related to the applicable project or contract. In addition, such failures on our part could result in project delays, project cancelations, service contract cancelations or damage to our relationships with customers, as well as damage to our reputation, which can be exacerbated when difficulties arise on a high-profile project. As a result, additional costs or penalties, a reduction in our productivity or efficiency or a project termination in any given period could have a material adverse effect on our business, financial condition and results of operations, including our ability to secure new contracts.

Our results of operations, financial condition and other financial and operational disclosures are based upon estimates and assumptions that may differ from actual results or future outcomes.

In preparing our consolidated financial statements and financial and operational disclosures, estimates and assumptions are used by management to report, among other things, assets, liabilities, revenues and expenses. These estimates and assumptions are necessary because certain information utilized is dependent on future events, cannot be calculated with a high degree of precision from available data or cannot be readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine, and we must exercise significant judgment, and as a result actual results and future outcomes can differ materially from the estimates and assumptions that we use and could have a material adverse effect on our business, financial condition and results of operations. For example, our remaining performance obligations and backlog are difficult to determine with certainty. Customers often have no obligation under our contracts to assign or release work to us, and many contracts may be terminated on short notice. Cancelation or reduction in

Confidential Treatment Requested by SOLV Energy, Inc.

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scope of a contract can significantly reduce the revenues and profit we recognize. Consequently, our estimates of remaining performance obligations and backlog may not be accurate, and we may not be able to realize our estimated remaining performance obligations and backlog.

Impairments to goodwill, other intangible assets, and long-lived assets, the values of which are dependent upon certain estimates and assumptions, could also have a material adverse effect on our results of operations. We record goodwill when we acquire a business, which must be tested at least annually for impairment. Any future impairments could have a material adverse effect on our results of operations for the period in which the impairment is recognized.

Changes in estimates related to revenues and costs associated with our contracts with customers could result in a reduction or elimination of revenues, a reduction of profits or the recognition of losses.

For lump sum contracts, we recognize revenue as performance obligations that are satisfied over time, and earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability as discussed in Note 5 of the Notes to our Consolidated Financial Statements. Changes in contract estimates are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made, and contract losses are recognized in full in the period in which they become evident. Variable consideration amounts, including, among other things, unexecuted change orders and liquidated damages penalties, may also cause changes in contract estimates. In addition, we recognize amounts associated with change orders and/or claims as revenue when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Actual amounts collected in connection with change orders and claims have in the past and may in the future differ from estimated amounts. Consequently, the timing for recognition of revenues and profit or loss and any subsequent changes in estimates is uncertain and could result in a reduction or an elimination of previously reported revenues or profits or the recognition of losses on the associated contract. Any such adjustments could be significant and could have a material adverse effect on our business, financial condition and results of operations.

Backlog may not be realized or may not result in profits and may not accurately represent future revenue.

Backlog is difficult to determine accurately and is not a comprehensive indicator of future revenue amounts or timing, and companies within our industry may define backlog differently. Reductions in backlog due to project or contract cancelation, termination or scope adjustment by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts in backlog. In the event of a project cancelation, termination or scope adjustment, we typically have no contractual right to the total revenues reflected in our backlog. The timing of contract awards, duration of large new contracts and the mix of services, subcontracted work and material in our contracts can significantly affect backlog. Given these factors and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period, and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator. Consequently, we cannot provide assurance that our estimates of backlog will accurately reflect future revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion on how we calculate backlog for our business.

The imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations.

Recently there have been significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S. For example, in early 2025, the U.S. presidential administration announced significant new tariffs on foreign imports into the

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U.S., including from China, Mexico, Canada and certain Southeast Asian countries, and has proposed additional new tariffs that may be implemented in the future. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, and the availability and cost of alternative sources of supplies. Any new or additional tariffs on goods imported to the U.S. from China, Mexico, Canada, Southeast Asian or other countries, or products imported into the European Union or other non-U.S. markets, could also increase the cost of some of our services and reduce our margins. In response to the tariffs, we may seek to increase prices to our customers, which may diminish demand for our services and could have a material adverse effect on our business, financial condition and results of operations. Other countries where we or our suppliers, subcontractors or manufacturers source materials and goods used in connection with our business have changed, and may continue to change, their own policies on trade as well as business and foreign investment in their respective countries. Additionally, it is possible that U.S. policy changes and uncertainty about such changes could increase market volatility and currency exchange rate fluctuations. As a result of these dynamics, we cannot predict the impact to our business of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries.

Our results of operations may vary significantly from quarter to quarter.

Our business is subject to seasonality and other factors that can result in significantly different results of operations from quarter to quarter, and therefore our results in any particular quarter may not be indicative of future results. Our quarterly results have been and may in the future be materially and adversely affected by, among other things:

•

the timing and volume of work we perform and our performance with respect to ongoing projects and services, including, for example, as a result of changes in customer priorities and the availability of tax credits, delays and reductions in scope of projects, project and agreement terminations, expirations or cancelations, and availability of critical equipment and supplies;

•

increases in project costs that result from, among other things, natural disasters and emergencies, adverse weather conditions or events, legal challenges, permitting, interconnection delays, regulatory or environmental processes, tariffs, delays or damage of material, labor productivity and availability, or inaccurate project cost estimates;

•	variations in the size, scope, costs and operating income margins of ongoing projects, as well as the mix of our customers, contracts and business;

•

fluctuations in economic, political, financial, industry and market conditions on a regional, national or global basis, including as a result of, among other things, inflationary pressure that impacts our costs associated with labor, equipment and materials; increased interest rates; default or threat of default by the U.S. federal government with respect to its debt obligations; U.S. government shutdowns; natural disasters and other emergencies (e.g., wildfires, weather-related events or pandemics); deterioration of global or specific trade relationships; or geopolitical conflicts and political unrest;

•	changes in regulation or government policy that causes our customers to delay, change or abandon their projects;

•	pricing pressures as a result of competition;

•	changes in the budgetary spending patterns or strategic plans of customers or governmental entities;

•	supply chain and other logistical difficulties, as well as sourcing restrictions on materials necessary for the services we provide;

•

liabilities and costs incurred in our operations that are not covered by, or that are in excess of, our third-party insurance or indemnification rights, including significant liabilities that can arise from hazards at our customers’ sites (e.g., explosions or fires), and which could be exacerbated by the geographies in which we operate;

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Pursuant to 17 C.F.R. § 200.83.

•

disputes with customers or delays and payment risk relating to billing and payment under our contracts and change orders, including as a result of customers that encounter financial difficulties, are insolvent or have filed for bankruptcy protection;

•

the resolution of, or unexpected or increased costs associated with, pending or threatened legal proceedings, indemnity obligations, multiemployer pension plan obligations (e.g., withdrawal liability) or other claims;

•	restructuring, severance and other costs associated with, among other things, winding down certain operations and exiting markets;

•

estimates and assumptions in determining our financial results, remaining performance obligations and backlog, including the timing and significance of impairments of goodwill and other long-lived assets, including intangible assets, equity or other investments, and receivables;

•	the recognition of tax impacts related to changes in tax laws or uncertain tax positions;

•	the timing and magnitude of costs we incur to support our operations or growth internally or through acquisitions;

•	engineering quality or installation errors, resulting in rework and serial defect liabilities; and

•	accidents and injuries resulting in delays, increased costs, reputational damage and loss of future work.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations.

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and battery storage specifically could have a material adverse effect on our business, financial condition and results of operations.

Federal and certain state and local government bodies provide incentives to owners, end-users and manufacturers designed to promote the use of renewable energy and battery storage primarily in the form of tax credits. Consequently, the attractiveness of solar energy and battery storage projects depends in part on the availability of certain government incentives. We derive our revenues primarily from providing EPC and O&M services to solar energy and battery storage projects. The reduction, elimination or expiration of these incentives, including tax credits for solar and battery storage projects or renewable portfolio standards may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity which could reduce the number of new solar and battery storage projects and, consequently, reduce demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. For example, see “Risk Factors—Risks Related to Regulation and Compliance—The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition and results of operations.”

Limitations on the availability or an increase in the price of materials, equipment and subcontractors that we and our customers depend on to complete and maintain projects could have a material adverse effect on our business, financial condition and results of operations.

We rely on suppliers and equipment manufacturers to obtain necessary materials and equipment and subcontractors to perform portions of our services, and our customers rely on suppliers for materials necessary for the construction, maintenance, repair and upgrading of their projects. Limitations on the availability of suppliers, subcontractors or equipment manufacturers could negatively impact our or our customers’ operations, particularly in the event we or our customers rely on a single or small number of providers. We are also exposed to price increases for materials that are utilized in connection with our operations, including, among other things, copper, steel, aluminum and equipment (e.g., transformers, inverters and trackers). Prices and availability of materials, suppliers and manufacturers could be materially impacted by, among other things, supply chain and

Confidential Treatment Requested by SOLV Energy, Inc.

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other logistical challenges (including the inability of manufacturers to timely meet demand), global trade relationships (e.g., tariffs, duties, taxes, assessments or sourcing restrictions) and other general market and geopolitical conditions (e.g., inflation, market volatility, increased interest rates and geopolitical conflicts). For example, the availability of power transformers utilized in electric power plants has been negatively impacted by the inability of manufacturers to meet current market demand, which has increased and is expected to continue to increase. If the supply of power transformers and other critical equipment is unable to meet the demand for such equipment, prices and lead times may continue to increase which could put upward pressure on our costs and adversely affect our profitability. In addition, customers in certain U.S. states, in order to receive certain funding or for other reasons, may expect or compel us to engage a specified percentage of services from suppliers or subcontractors that meet local or diversity-ownership requirements, which can further limit our pool of available suppliers and subcontractors and limit our ability to secure contracts, maintain our services or grow in those areas. Such laws, regulations and policies relating to diversity programs are rapidly evolving, and we may face changing or conflicting regulations or requirements related to such matters.

Additionally, successful completion of our contracts can depend on whether our subcontractors successfully fulfill their contractual obligations. If our subcontractors fail to perform their contractual obligations (including making payments to their subcontractors and suppliers), fail to meet the expected completion dates or quality or safety standards or fail to comply with applicable laws, such shortcomings may subject us to claims or require us to incur additional costs or provide additional services to mitigate such shortcomings. Regulatory or contractual requirements that require us to outsource a percentage of services to subcontractors also limit our ability to self-perform our services, thereby potentially increasing performance risk associated with our services. Furthermore, services subcontracted to other service providers generally yield lower margins, and therefore these regulatory requirements can impact our profitability and results of operations.

There are also increasing expectations in various jurisdictions that companies diligence and monitor the environmental and social performance of their value chain, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters. Compliance can be costly, require us to establish or augment programs to diligence or monitor our suppliers, or potentially design supply chains to avoid certain regions altogether, and, in addition, there may also be retaliation against companies that are perceived as boycotting products manufactured our sourced in certain regions, such as Xinjiang, China. Failure to comply with such regulations can result in fines, contractual penalties, reputational damage, denial of import for materials for our projects, or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our business is labor-intensive, and we may be unable to attract and retain qualified employees or we may incur significant costs in the event we are unable to efficiently manage our workforce or the cost of labor increases.

Our ability to perform our services and grow our business requires hiring, training and retaining the necessary skilled personnel, which is subject to a number of risks. The demand for labor in our industry has continued to increase in response to growing demand for infrastructure services in the United States. The pool of skilled workers available in our industry has also declined, and may further decline, due primarily to an aging workforce and fewer new workers entering into the trades and professions that are required for our business, especially with respect to experienced program managers and qualified engineers, electricians and craft workers. The seasonal nature of our industry can also create shortages of qualified labor during periods of high demand, and the amount of travel required for project management-level positions can impact the number of qualified potential candidates that decide to enter our industry. A shortage in the supply of personnel creates competitive hiring markets that may result in increased labor expenses, and we have incurred, and expect to continue to incur, significant recruiting and training expenses in order to recruit and train employees. The uncertainty of contract award timing and project delays can also present difficulties in managing our workforce size. Additionally, we may not be able to attract and retain the necessary skilled personnel for our expanding service offerings. Our inability to efficiently manage our workforce may require us to incur costs resulting from excess staff, reductions in staff, or

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

redundancies that could have a material adverse effect on our business, financial condition and results of operations. Also, we may trigger indemnification obligations to our customers if, on projects where we have agreed to comply with certain prevailing wage and apprenticeship standards or domestic content standards, we fail to do so and this causes our customers to lose bonus federal tax credits under the Inflation Reduction Act of 2022 (the “IRA”).

Additionally, the recent inflationary pressure in the U.S. and our other markets has increased our labor costs. Under certain of our contracts, labor costs are passed through to customers, and the portion of our workforce that is represented by labor unions typically operates under multi-year collective bargaining agreements that provide some visibility into future labor costs prior to the expiration and renegotiation of such contracts. However, the costs related to a significant amount of our workforce are subject to market conditions, and therefore inflationary pressure could increase our labor costs with respect to those employees. Increased labor costs can also impact our customers’ decision-making with respect to viability or timing of certain projects, which could result in project delays or cancelations and in turn have a material adverse effect on our business, financial condition and results of operations.

The loss of, or reduction in business from, certain significant customers could have a material adverse effect on our business, financial condition and results of operations.

A few customers have in the past and may in the future account for a significant portion of our revenues. For example, our 10 largest customers accounted for approximately 77% of our consolidated revenues as of September 30, 2025. Although we have longstanding relationships with many of our significant customers, a significant customer may unilaterally reduce or discontinue business with us at any time or merge or be acquired by a company that decides to reduce or discontinue business with us. A significant customer may also encounter financial constraints, based on cost of capital or other reasons, file for bankruptcy protection or cease operations, any of which could also result in reduced or discontinued business with us. The loss of business from a significant customer could have a material adverse effect on our business, financial condition and results of operations.

Many of our contracts may be canceled or suspended on short notice or may not be renewed upon completion or expiration, and we may be unsuccessful in replacing our contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Our customers have in the past and may in the future cancel, suspend, delay or reduce the number or size of projects available to us for a variety of reasons, including capital constraints, changing market conditions or an inability to meet regulatory requirements. Furthermore, many of our customers may cancel or suspend our contracts for convenience on short notice even if we are not in default under the contract. Additionally, the in-house service organizations of our existing or prospective customers are capable of performing, or acquiring businesses that perform, the same types of services we provide, and these customers may also face pressure or be compelled by regulatory or other requirements to self-perform an increasing amount of the services we currently perform for them, thereby reducing the services they outsource to us in the future. While our customers are obligated to compensate us for work completed prior to the cancelation of any contract, if our customers cancel or suspend contracts having significant value or we fail to renew or replace a significant number of our existing contracts when they expire or are completed, the actual revenue received on such projects prior to such cancelation, suspension, completion or expiration, if any, may be significantly less than the revenue reflected in our backlog estimates. As a result, we may fail to realize all amounts in our backlog, which could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

We may fail to adequately recover on contract modifications against project owners for payment or performance, which could have a material adverse effect on our business, financial condition and results of operations.

We have in the past brought, and may in the future bring, claims against our customers. We periodically present contract modifications to our customers for changes in contract specifications or requirements, as a result of added scope under such contracts, or for events outside our control which have impacted the cost or time to perform our obligations under the contracts. We consider unapproved change orders to be contract modifications for which customers have not yet agreed to both scope and price. We consider claims to be contract modifications which have been denied by our customers, and for which we seek, or will seek, to collect from such customers. These types of claims occur due to, among other things, impacts to projects as a result of factors not within our control, such as natural disasters, unforeseen site conditions, significant weather events and public health events (e.g., pandemics), delays caused by customers and third parties and changes in project scope, which can result in delays and/or additional costs that may not be recovered until the claim is resolved. While we generally negotiate with the customer for additional compensation, we may be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred. Litigation, arbitration or government approval (if needed) with respect to these matters is generally lengthy and costly, involves significant uncertainty as to timing and amount of any resolution, and can adversely affect our relationships with existing or potential customers. Furthermore, we could be required to invest significant working capital to fund cost overruns while the resolution of a claim is pending. Failure to obtain adequate and prompt compensation for these matters can result in a reduction of revenues and gross profit recognized in prior periods or the recognition of a loss. Any such reduction or loss can be substantial and could have a material adverse effect on our business, financial condition and results of operations.

The nature of our business exposes us to potential liability for warranty, engineering and other related claims.

We typically provide contractual warranties for our services and materials, guaranteeing the work performed against, among other things, defects in workmanship, and we may agree to indemnify our customers for losses related to our services. The lengths of these warranty periods varies and can extend for several years. Certain projects can have longer warranty periods and include facility performance warranties that are broader than the warranties we generally provide. Warranties generally require us to re-perform the services and/or repair or replace the warranted item and any other facilities impacted thereby, at our sole expense, and we could also be responsible for other damages if we are not able to adequately satisfy our warranty obligations. In addition, we can be required under contractual arrangements with our customers to warrant any defects or failures in materials we provide. While we generally require materials and equipment suppliers to provide us warranties that are consistent with those we provide customers, if any of these suppliers default on their warranty obligations to us, we may incur costs to repair or replace the defective materials.

Furthermore, our business involves professional judgments regarding the planning, design, development, construction, operations and management of solar power and renewable generation projects. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. A significantly adverse or catastrophic event at a project site or completed power plant resulting from the services we performed could result in significant professional or product liability, personal injury (including claims for loss of life) or property damage claims or other claims against us, as well as reputational harm. These liabilities could exceed our insurance limits or impact our ability to obtain third-party insurance in the future, and customers, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. As a result, warranty, engineering and other related claims could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

During the ordinary course of our business, we are subject to lawsuits, claims and other legal proceedings, as well as bonding claims and related reimbursement requirements.

We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury (including claims for loss of life), workers’ compensation, employment discrimination, sexual harassment, workplace misconduct, wage and hour claims and other employment-related damages, compensation for breach of contract, negligence or gross negligence or property damage, environmental liabilities, multiemployer pension plan withdrawal liabilities, punitive damages, consequential damages, and civil penalties or other losses or injunctive or declaratory relief, as well as interest and attorneys’ fees associated with such claims. Furthermore, given our recent growth, we have become a more attractive target for lawsuits by various third parties.

We also generally indemnify our customers for claims related to the services we provide and actions we take under our contracts, and, in some instances, we are allocated risk through our contract terms for actions by our customers, subcontractors or other third parties. Because our services in certain instances can be integral to the operation and performance of our customers’ infrastructure, we have been and may become subject to lawsuits or claims for any failure of the systems that we work on or damages caused by accidents and events related to such systems, even if our services are not the cause of such failures and damages. We could also be subject to civil and criminal liabilities, which could be material. Insurance coverage may not be available or may be insufficient for these lawsuits, claims or legal proceedings. The outcome of any allegations, lawsuits, claims or legal proceedings, as well as any public reaction thereto, is inherently uncertain and could result in significant costs, damage to our brands or reputation and diversion of management’s attention from our business. Payments of significant amounts, even if reserved, could have a material adverse effect on our business, financial condition and results of operations.

In addition, certain customers, particularly in connection with new construction, may require us to post performance and payment bonds. These bonds provide a guarantee that we will perform under the terms of a contract and pay our subcontractors and vendors. If we fail to perform, the customer may demand that the surety make payments or provide services under the bond, and we must reimburse the surety for any expenses or outlays it incurs. To the extent reimbursements are required, the amounts could be material and could have a material adverse effect on our business, financial condition and results of operations.

We can incur liabilities or suffer negative financial or reputational impacts relating to health and safety matters.

Our operations are inherently hazardous and subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk, and there can be no assurance that we will avoid significant liability exposure. Although we have taken precautions designed to mitigate this risk, we have suffered serious accidents in connection with our operations, and we anticipate that our operations may result in additional serious accidents in the future. As a result of these events, we could be subject to substantial penalties, revocation of operating licenses, criminal prosecution or civil litigation, including claims for bodily injury or loss of life, that could result in substantial costs and liabilities. In addition, if our safety record were to substantially deteriorate or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and elect to procure future services from other providers. Unsafe work sites also have the potential to increase employee turnover, increase the costs of projects for our customers, and raise our operating costs. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Disruptions to our information technology systems or our failure to adequately protect critical data, sensitive information and technology systems could have a material adverse effect on our business, financial condition and results of operations.

We rely on information technology systems to manage our operations and other business processes and to protect sensitive company information. We also collect and retain information about our customers, stockholders, vendors, employees, contractors, business partners and other parties, all of whom expect that we will adequately protect such information. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our information technology systems and confidential information as well as the systems and information of key third parties and information technology vendors upon whom we rely, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware, including malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our or our key third parties and information technology vendors upon whom we rely. Additionally, any integration of artificial intelligence in our or our information technology vendors’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. Furthermore, the energy infrastructure systems on which we work are strategic targets that are at greater risk of cyber-attacks or acts of terrorism than other targets. Our operations are decentralized with operating companies maintaining some of their own information systems, data and service providers. While our cybersecurity risk management program and processes, including policies, controls and procedures, are designed to cover our operating companies, there can be no assurance that these will be fully implemented, complied with or effective in protecting all information systems and operations. In addition, as a NERC-registered entity, we are subject to periodic audits by an independent auditor of our compliance with operations and critical infrastructure protection standards. Although we maintain a robust 693 and NERC CIP compliance program pursuant to NERC requirements, if we fail to comply with NERC CIP standards we could be subject to sanctions, including substantial monetary penalties and increased compliance obligations, any one of which material adverse effect on our business, financial condition and results of operations. While we have security measures and technology in place to protect our and our customers’ confidential or proprietary company information, there can be no assurance that our efforts will prevent all threats to our systems and information. Moreover, we have acquired and continue to acquire companies which may have cybersecurity vulnerabilities and/or unsophisticated security measures, which may expose us to significant cybersecurity, operational, and financial risks until such companies are fully integrated into our information systems and an intrusion into the information systems of a business we acquire may also ultimately compromise our systems. Additionally, while we maintain appropriate policies and procedures to minimize the cybersecurity risks associated with the use of remote working arrangements by employees, vendors, and other third parties, such arrangements may nonetheless present increased exposure to possible attacks, thereby increasing the risk of a data security compromise.

To date we have not experienced any cyber-attacks, breaches or disruptions of our information systems resulting in any material impact to our business; however, the ultimate impact of future and similar events remains unknown, and we expect additional vulnerabilities to arise. Any adverse impact to the confidentiality, integrity and availability of our information technology systems and confidential information, including security breaches and cyber-attacks, whether at our Company, our suppliers and vendors or other third parties, could expose us to loss, unauthorized release or disclosure of customer, employee or Company confidential information, litigation (such as class actions), investigation, regulatory enforcement action, penalties and fines, orders to stop any alleged noncompliant activity, information technology system failures or network disruptions, increased cyber-protection and remediation costs, financial losses, potential liability, or loss of customers’, employees’ or third-party providers’ trust and business, any of which could adversely impact our reputation, competitiveness and financial performance. An attack could also cause material service disruptions to our internal systems or, in extreme circumstances, infiltration into, damage to or loss of control of our customers’ energy infrastructure systems. Any such breach or disruption could subject us to material liabilities, cause damage to our reputation or

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

customer relationships, or result in regulatory investigations or other actions by governmental authorities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we may incur additional costs related to the investigation and reporting of any such breach or disruption. Additionally, because the techniques used to obtain unauthorized access or sabotage information technology systems change frequently and are generally not identifiable until they are launched against a target, we are unable to anticipate all attacker techniques or to implement comprehensive preventative measures, particularly because threat actors are increasingly using tools, including artificial intelligence (“AI”), that are designed to circumvent controls and evade detection. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Furthermore, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Any deterioration in the quality or reputation of our brands, which can be exacerbated by the effect of social media or significant media coverage, could have a material adverse effect on our business, financial condition and results of operations.

Our brands and our reputation are among our most important assets, and our ability to attract and retain customers, as well as qualified employees, depends on brand recognition and reputation. Such dependence makes our business susceptible to reputational damage and to competition from other companies. A variety of events could result in damage to our reputation or brands, some of which are outside of our control, including:

•	acts or omissions that adversely affect our business such as a crime, scandal, cyber-related incident, litigation or other negative publicity;

•	failure to successfully perform, or negative publicity related to, a high-profile project;

•	actual or potential involvement in a catastrophic fire, explosion, mechanical failure of infrastructure or similar event; or

•	actual or perceived responsibility for a serious accident or injury.

Increased media coverage and interest in energy transition matters and our industry, along with the intensification of media coverage generally, including through the considerable expansion in the use of social media, have increased the volume and speed at which negative publicity arising from these events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. In addition, negative publicity relating to certain projects may result in increased regulatory scrutiny, adverse rulings or regulatory actions. If the reputation or perceived quality of our brands decline, customers lose confidence in us or we are unable to attract or retain qualified employees, such outcomes could have a material adverse effect on our business, financial condition and results of operations.

The loss of, or our inability to attract or keep, key personnel could disrupt our business.

We depend on the continued efforts of our senior management team and key technical personnel. We also depend on our ability to attract key operational, professional and technical personnel as we grow our business and in order to establish and maintain an effective succession planning process. A shortage of these employees for various reasons, including intense competition for highly skilled individuals with technical expertise, labor shortages, increased labor costs and the preference of some candidates to work remotely, could jeopardize our ability to successfully manage our decentralized operations or our ability to grow and expand our business. The loss of key personnel, as well as our inability to attract, develop and retain qualified employees could negatively impact our ability to manage our business and could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Our inability to successfully execute our acquisition strategy may have an adverse impact on our growth.

Our business strategy includes expanding our presence in the industry we serve and adjacent industries through strategic acquisitions of companies that complement or enhance our business. The number of acquisition targets that meet our criteria may be limited. We may also face competition for acquisition opportunities, and other potential acquirers may offer more favorable terms or have greater financial resources available for potential acquisitions. This competition may further limit our acquisition opportunities or raise the prices of acquisitions and make them less accretive, or possibly not accretive, to us. Furthermore, the increased antitrust scrutiny of and compliance requirements for potential acquisitions, including by the Federal Trade Commission (“FTC”) and Department of Justice under the Hart-Scott Rodino Act, the Sherman Act, the Clayton Act (each as amended) or other applicable laws, could negatively impact the cost and timing of or our ability to complete certain potential acquisitions. Failure to consummate future acquisitions could negatively affect our growth strategies.

Additionally, our past acquisitions have involved, and our future acquisitions may involve, significant cash expenditures or stock issuances, the incurrence or assumption of debt and other known and unknown liabilities and exposure to burdensome regulatory requirements. We may also discover previously unknown liabilities or, due to market conditions, be required pursuant to specific transaction terms to assume certain prior known liabilities associated with an acquired business, and we may have inadequate or no recourse under applicable indemnification provisions or representation and warranty insurance coverage (due to policy terms or lack of coverage at rates we believe are reasonable). Known liabilities may also change over time and become more severe than previously anticipated. As a result, past or future acquisitions may ultimately have a material adverse effect on our business, financial condition and results of operations.

The success of our acquisition strategy also depends on our ability to successfully conduct diligence and integrate the operations of the acquired businesses with our existing operations and realize the anticipated benefits from the acquired businesses, such as the expansion of our existing operations, expansion into new, complementary or adjacent business lines, elimination of redundant costs and capitalizing on cross-selling opportunities. Our ability to integrate and realize benefits can be negatively impacted by, among other things:

•	failure to adequately perform necessary diligence on prospective acquisitions;

•	failure of an acquired business to achieve the results we expect;

•	diversion of our management’s attention from operational and other matters or other potential disruptions to our existing business;

•	difficulties incorporating the operations and personnel, or inability to retain key personnel, of an acquired business;

•	the complexities and difficulties associated with managing our business as it grows and evolves;

•	additional financial reporting and accounting challenges associated with an acquired business;

•	unanticipated events or liabilities associated with the operations of an acquired business;

•	loss of business due to customer overlap or other factors; and

•

risks and liabilities arising from the prior operations of an acquired business, such as performance, operational, safety, cybersecurity, environmental, workforce or other compliance or tax issues, some of which we may not have discovered or accurately estimated during our due diligence and may not be covered by indemnification obligations or insurance.

We cannot be sure that we will be able to successfully complete the integration process without substantial costs, delays, disruptions or other operational or financial problems. Failure to successfully integrate acquired businesses could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we also generally require that key management and former principals of the businesses we acquire agree to non-compete covenants in the purchase agreement or, as applicable, employment agreements.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Enforceability of these non-competition agreements varies by jurisdiction and typically is dependent upon specific facts and circumstances, making it difficult to predict their enforceability. Additionally, the FTC has adopted new rules to, among other things, prohibit and make unenforceable any post-employment non-compete arrangement that restricts an employee or individual independent contractor, unless such arrangement was entered into in connection with an acquisition and meets certain conditions. While these rules have been challenged judicially and their implementation has been stayed, if the rules are ultimately upheld, we might be subject to increased competition if the restrictive covenants entered into by key management personnel of acquired businesses are not enforceable or have expired, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to compete for projects if we are not able to obtain surety bonds, letters of credit or bank guarantees.

A portion of our business depends on our ability to provide surety bonds, letters of credit, bank guarantees or other financial assurances, including parent guarantees. Current or future market conditions, including losses incurred in the construction industry or as a result of large corporate bankruptcies, as well as changes in our sureties’ assessment of our operating and financial risk, could cause our surety providers and lenders to decline to issue or renew, or substantially reduce the amount of, bid or performance bonds for our work and could increase our costs associated with collateral. These actions could be taken on short notice. If our surety providers or lenders were to limit or eliminate our access to bonding, letters of credit or guarantees, our alternatives would include seeking capacity from other sureties and lenders or finding more business that does not require bonds or that allows for other forms of collateral for project performance, such as cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all, which could affect our ability to bid for or work on future projects requiring financial assurances and could have a material adverse effect on our business, financial condition and results of operations.

Under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing bonds. If we were to experience an interruption or reduction in the availability of bonding capacity as a result of these or other reasons, we may be unable to compete for or work on certain projects that require bonding.

Additionally, from time to time, we may be required to provide parent guarantees of certain obligations and liabilities of our subsidiaries that may arise in connection with, among other things, contracts with customers, equipment lease obligations and contractor licenses. These guarantees may cover all of the subsidiary’s unperformed, undischarged and unreleased obligations and liabilities under or in connection with the relevant agreement. For example, with respect to customer contracts, a parent guarantee may cover a variety of obligations and liabilities arising during the ordinary course of the subsidiary’s business or operations, including, among other things, warranty and breach of contract claims, third party and environmental liabilities arising from the subsidiary’s work and for which it is responsible, liquidated damages, or indemnity claims. To the extent a subsidiary incurs an obligation or liability that we have guaranteed, the recovery by a customer or other counterparty or a third party will not be limited to the assets of the subsidiary and could have a material adverse effect on our business, financial condition and results of operations.

We are generally paid in arrears for our services and may enter into other arrangements with certain of our customers, which could subject us to potential credit or investment risk and the risk of client defaults.

We are generally paid in arrears for our services and if we or our customers are unable to meet contractual requirements, we may experience delays in collection of and/or be unable to collect our client balances. While we take precautions against default on payment for these services (such as credit analysis and advance billing of clients), such precautions may fail to mitigate our exposure to clients’ credit risk, and we may experience significant uncollectible receivables from our clients. If we are unable to collect our receivables or unbilled services it could have a material adverse effect on our business, results of operations and financial condition.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Our customers typically withhold some portion of amounts due to us as retainage until a project is complete. In addition, we have provided in the past and may provide in the future other forms of financing, such as agreeing to defer payment until certain project milestones have been met. These payment arrangements subject us to potential credit risk related to changes in business and economic factors affecting our customers. Often, in the case of EPC contracts and O&M service contracts, our counterparties (customers) are special purpose vehicles whose only assets are the project under development or operation. In this case, we typically request a parent guarantee, letters of credit or evidence of financial close for the project from the customer. If we are unable to collect amounts owed, or retain amounts paid to us, our cash flows are reduced and we could experience losses. Business and economic factors resulting in financial difficulties (including bankruptcy) for our customers (or their guarantors if applicable) can also reduce the value of any financing or equity investment arrangements we have with our customers, thereby increasing the risk of loss in those circumstances. Losses experienced as a result of these risks could have a material adverse effect on our business, financial condition and results of operations.

Insurance and claims expenses, as well as the unavailability or cancelation of third-party insurance coverage, could have a material adverse effect on our business, financial condition and results of operations.

We maintain insurance with insurance carriers for potential losses arising out of our business and operations, and such insurance is subject to high deductibles. We renew our third-party insurance policies on an annual basis, and therefore deductibles and levels of coverage offered may change in future periods, and there is no assurance that any of our coverages will be renewed at their current levels or at all or that any future coverage will be available at reasonable and competitive rates. In connection with such renewals, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance, risk volatility, and premium expense. Our insurance coverages may not be sufficient or effective under all circumstances or against all claims and liabilities asserted against us, and if we are not fully insured against such claims and liabilities, it could have a material adverse effect on our business, financial condition and results of operations.

Our insurance policies include various coverage requirements, including the requirement to give appropriate notice under the policy. If we fail to comply with these requirements, our coverage could be denied. Losses under our insurance programs are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not reported, with assistance from third-party actuaries. Insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the extent of damage, the determination of our liability in proportion to other parties and the number of incidents not reported. The accruals are based upon known facts and historical trends.

Further, there has been a wave of blockbuster, or so-called “nuclear”, verdicts resulting from liabilities arising out of vehicle and other accidents in recent years. Given the current claims environment, the amount of coverage available from excess insurance carriers is decreasing, and the premiums for this excess coverage are increasing significantly. For these reasons, our insurance and claims expenses may increase.

Although we reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience, estimating the number and severity of claims, as well as related costs to settle or resolve them, is inherently difficult and subject to a high degree of variability, and such costs could exceed our reserve estimates. Accordingly, our actual losses associated with insured claims may differ materially from our reserve estimates, which could have a material adverse effect on our business, financial condition and results of operations.

Our business and results of operations are subject to physical risks including those associated with climate change.

Changes in climate have caused, and are expected to continue to cause, among other things, increasing mean annual temperatures, rising sea levels and changes to meteorological and hydrological patterns, as well as

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

impacts to the frequency and intensity of wildfires, hurricanes, floods, droughts, extreme temperatures, storms and severe weather-related events and natural disasters. We are also subject to physical risks such as earthquakes and landslides, such as in active earthquake zones in California. These risks extend to certain facilities and suppliers operating in the same region or in other locations that are susceptible to natural disasters, which could cause significant business interruptions, or damage or destroy our facilities, our suppliers’, or the manufacturing equipment or inventory of our suppliers. These changes have and could continue to significantly impact our future results of operations and may have a material adverse effect on our business, financial condition and results of operations. While we seek to mitigate our risks associated with climate change, we recognize that there are inherent climate-related risks regardless of how and where we conduct our operations. For example, catastrophic natural disasters can negatively impact projects we are working on, our facilities and other physical locations, portions of our equipment, or the locations and service regions of our customers. Accordingly, a natural disaster has the potential to disrupt our and our customers’ businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses, and we expect that increasing physical climate-related impacts may result in further changes to the cost or availability of insurance in the future.

Physical risks associated with climate change have also increased hazards associated with our operations, which in turn has increased the potential for liability and increased the costs associated with our operations. For example, as discussed above, severe weather events could result in a delay of our operations and could cause severe damage to equipment used in our projects and/or our customers’ assets. In addition, the risk of wildfires in some of the areas where we operate has exposed us and other contractors and O&M service providers to increased risk of liability in connection with our operations in those locations, as these events can be started by electrical power and other infrastructure on which we have performed services. Given the potentially significant liabilities associated with any of these events, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, these climate conditions could also result in increased costs for third-party insurance and reduce the amount insurance carriers are willing to make available to us under such policies.

Our business is subject to operational hazards, including, among others, damage from severe weather conditions and electrical hazards, that can result in significant liabilities, and we may not be insured against all potential liabilities.

Due to the nature of our services and certain of our product solutions, as well as the conditions in which we and our customers operate, our business is subject to operational hazards and accidents that can result in significant liabilities. These operational hazards include, among other things, electrocution, explosions, leaks, collisions, mechanical failures, and damage from severe weather conditions and natural disasters such as extreme temperatures, flooding or severe rain or hail. Furthermore, certain operational hazards have become more widespread in recent years due to changes in climate and other factors, and certain of our customers operate in locations and environments that increase the likelihood and/or severity of these operational hazards.

Our projects are subject to the risk of damage and disruption which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, floods and other natural disasters or catastrophic events, which could result in a project delay and could cause severe damage to equipment used in our projects and/or our customers’ assets. Any of these events would negatively impact our ability to deliver our services to our customers and could result in reduced demand for our services, which could have a material adverse effect on our business, financial condition, and results of operations.

Events arising from operational hazards and accidents have resulted in significant liabilities to us in the past and may expose us to significant claims and liabilities in the future. These claims and liabilities can arise through indemnification obligations to customers, our negligence or otherwise, and such claims and liabilities can arise even if our operations are not the cause of the harm. We also perform site-work services and construction services, as well as services on other infrastructure assets, and failure of, or accidents with respect to work we

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

perform on, any of these types of assets could result in significant claims or liabilities. Our exposure to liability can also extend for years after we complete our services, and potential claims and liabilities arising from significant accidents and events can take years and significant legal costs to resolve.

Potential liabilities include, among other things, claims associated with personal injury, including severe injury or loss of life, and destruction of or significant damage to property and equipment (with respect to both our customers and other third parties), as well as harm to the environment, and other claims discussed above. These potential liabilities could lead to suspension of operations, adverse effects to our safety record and reputation and/or material liabilities and legal costs. In addition, if any of these events or related losses are alleged or found to be the result of our or our customers’ activities or services, we could be subject to government enforcement actions, regulatory penalties, civil litigation and governmental actions, including investigations, citations, fines and suspension of operations. Insurance coverage may not be available to us or may be insufficient to cover the cost of any of these liabilities and legal costs, and our insurance costs may increase if we incur liabilities associated with operational hazards. If we are not fully insured or indemnified against such liabilities and legal costs or a counterparty fails to meet its indemnification obligations to us, it could have a material adverse effect on our business, financial condition and results of operations. Further, to the extent our reputation or safety record is adversely affected, demand for our services could decline or we may not be able to bid for certain work.

Increasing scrutiny and changing expectations from various stakeholders with respect to corporate sustainability practices may impose additional costs on us or expose us to reputational or other risks.

Investors, customers and other stakeholders have focused on sustainability practices of companies, including, among other things, practices with respect to human capital resources, emissions and environmental impact and political spending. Expectations and requirements of our investors, customers and other stakeholders evolve rapidly and are largely out of our control, and our initiatives and disclosures in response to such expectations and requirements may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain services, enhanced compliance or disclosure obligations, or other material adverse effects to our business, financial condition and results of operations. In addition, there has been an increase in activism, media attention, and litigation related to such matters. While we have programs and initiatives in place related to our sustainability practices, investors may decide to reallocate capital or to not commit capital as a result of their assessment of our practices, and there is no guarantee that our programs and initiatives will have the desired outcomes, or that we will be successful in achieving related goals or targets that we may set. Failure or a perception of failure to implement corporate sustainability practices or achieve sustainability goals and targets we have set, or that we have set them at all, could damage our reputation, causing investors or customers to lose confidence and negatively impact the business. In addition, our customers may require that we implement certain additional procedures or standards in order to continue to do business with us. A failure to comply with investor, customer and other stakeholder expectations and standards, which are evolving and can conflict, or if we are perceived not to have responded appropriately to their growing concerns around sustainability issues, regardless of whether there is a legal requirement to do so, could also cause reputational harm to our business and could have a material adverse effect on our business, financial condition and results of operations. For example, if a portion of our operations are perceived to result in high greenhouse gas emissions, our reputation could suffer. In addition, organizations that provide ratings information to investors on sustainability matters may assign unfavorable ratings to us or our industry, which may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price and our costs of capital.

Moreover, while we may create and publish voluntary disclosures regarding sustainability matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and estimates and assumptions that may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many sustainability matters. In addition,

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to sustainability matters. For example, certain jurisdictions in which we operate have adopted new requirements that would require companies to provide expanded emissions-related disclosures on an annual basis. Additionally, the State of California has enacted rules that require companies to provide significantly expanded climate-related disclosures, whereas other jurisdictions have attempted to impose conflicting regulations. While certain of these rules are subject to ongoing legal challenges, these new and proposed regulatory requirements may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, may subject us to fines or penalties for noncompliance, and may impose increased oversight obligations on our management and board of directors, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our unionized workforce and related obligations may have a material adverse effect on our business, financial condition and results of operations.

As of September 30, 2025, approximately 26% of our employees were covered by collective bargaining agreements. The number of our employees covered by collective bargaining agreements could increase in the future for a variety of reasons, including acquisitions, unionization of a non-union operating company, project requirements (e.g., project labor agreements) and changes in law. The political and labor environment in recent years has also generally been more conducive to unionization attempts, and we have experienced an increase in unionization attempts at certain of our operating companies and expect such attempts to continue in the future. For a variety of reasons, our unionized workforce could adversely impact relationships with our customers and could have a material adverse effect on our business, financial condition and results of operations. Certain of our customers also require or prefer a non-union workforce, and they may reduce the amount of work assigned to us if our non-union labor crews become unionized. Additionally, although the majority of the collective bargaining agreements prohibit strikes and work stoppages, certain of our unionized employees have participated in strikes and work stoppages in the past and strikes or work stoppages could occur in the future. Our ability to complete future acquisitions also could be adversely affected because of our operating companies’ union status, including because our union agreements may be incompatible with the union agreements of a business we want to acquire or because a business we want to acquire may not want to become affiliated with our operating companies that have employees covered by collective bargaining obligations.

Our collective bargaining agreements generally require us to participate with other companies in multiemployer pension plans. To the extent a plan is underfunded, we may be subject to substantial liabilities under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended by the Multiemployer Pension Plan Amendments Act of 1980 if we withdraw or are deemed to withdraw from the plan or the plan is terminated or experiences a mass withdrawal, and we have been involved in several litigation matters associated with withdrawal liabilities in the past. Further, the Pension Protection Act of 2006 added special funding and operational rules generally applicable to multiemployer plans that are classified as “endangered,” “seriously endangered” or “critical” status based on multiple factors (including, for example, the plan’s funded percentage, cash flow position and a projected minimum funding deficiency). Plans in these classifications must adopt remedial measures, which may require additional contributions from employers (e.g., a surcharge on benefit contributions) and/or modifications to retiree benefits. Certain plans to which we contribute or may contribute in the future have these funding statuses, and we may be obligated to contribute material amounts to these plans in the future, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to maintain, protect or enforce our rights in intellectual property could adversely affect our business.

Our success depends, at least in part, on our ability to maintain, protect and enforce our intellectual property rights, including rights in our proprietary software platforms. Any failure to maintain, protect or enforce our

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

intellectual property and proprietary rights adequately could result in our competitors offering similar services more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue that could adversely affect our business, financial condition and results of operations.

We rely on intellectual property laws, primarily a combination of trademark, copyright and trade secret laws in the U.S., as well as contractual restrictions in our confidentiality, license and other agreements with our employees, consultants and other third parties with whom we have a relationship to protect our intellectual property rights. However, the steps we take to protect our intellectual property, trade secrets and other confidential information may not adequately secure our intellectual property rights. We cannot be certain our agreements will not be breached, including a breach involving the use or disclosure of our trade secrets or other confidential information, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

We cannot be certain that we will be able to assert our intellectual property rights successfully in the future or that they will not be invalidated, circumvented, or challenged. Third parties may infringe, misappropriate or otherwise violate our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent infringement, misappropriation or other violation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property, which could result in significant costs and diversion of our management’s attention and other resources.

In addition, we cannot be certain that our competitors will not independently develop same or similar technology, obtain information we regard as proprietary, or design around intellectual property rights of ours. Any failure by us to adequately protect or enforce our trademarks, copyrights or other intellectual property rights could adversely affect business, financial condition and results of operations.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

We cannot be certain the conduct of our business does not or will not infringe, misappropriate or otherwise violate the intellectual property rights of a third party. Third parties, including our competitors, may currently own or obtain in the future patents or other intellectual property rights that cover aspects of our proprietary technology or business methods. Such parties may claim we have misappropriated, misused, infringed or otherwise violated third-party intellectual property rights and if we gain greater recognition in the market, we face a higher risk of being the subject of claims we have violated others’ intellectual property rights. Any claim we violated a third party’s intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management’s attention and other resources, all of which could adversely affect our business, financial condition and results of operations. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect business, financial condition and results of operations.

We use AI technologies in our business, and the deployment, use, and maintenance of these technologies involve significant technological and legal risks.

We use AI technologies in our business, and we are making investments to continuously evaluate, develop, deploy, use, maintain, and improve our use of such technologies. The market for AI technologies is rapidly evolving and these technologies are yet to become widely accepted in many industries, including the solar and renewable energy industry as well as the energy infrastructure industry generally. We cannot be sure that the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of evaluation and implementation in relation to AI technologies, and we may not be successful in our ongoing development of these technologies in the face of novel and evolving technical, reputational, and market factors. We currently leverage a small number of mainstream, third-party AI tools, primarily including Microsoft Copilot and ChatGPT Enterprise, and are in early stages of working with third-party vendors and consultants to further develop our AI strategy. We have not initiated the development of any proprietary AI technology.

Our use of AI could also result in unintended consequences. For example, AI algorithms and models that are used may have undisclosed inherent limitations, be flawed or contain errors or may be based on datasets that are biased, outdated, collected in violation of applicable laws, or insufficient.

We also face competition in relation to the evaluation, development, deployment, use, maintenance, and improvement of AI technologies. Our competitors or our customers may develop or use technologies that are similar or superior to ours, are more cost-effective, or are quicker to develop and deploy. Our failure to successfully commercialize product offerings involving AI technologies, or our failure to offer or deploy new technologies as effectively, as quickly or as cost-efficiently as our competitors, could impair our ability to expand our business and deliver value to our customers. We expect that increased investment will be required in the future to continuously implement data-driven solutions and improve our use of AI technologies.

The technologies underlying AI and its use cases are rapidly developing, and remain subject to existing laws, including privacy, consumer protection and federal equal opportunity laws. As a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI. Such uncertainty in the legal regulatory regime relating to AI, such as evolving review by agencies including the SEC and the FTC, may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws and regulations, the nature of which cannot be determined at this time.

As with many technological innovations, there are significant risks involved in evaluating, developing, deploying, using, maintaining and improving these technologies, and there can be no assurance that the usage of or our investments in such technologies will always enhance our data-driven solutions or be beneficial to our business, including our efficiency or profitability. Any of the foregoing, together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and improve our services, require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us. Any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of AI technologies could adversely affect our business, results of operations, and financial condition.

Risks Related to Our Industry

Negative macroeconomic conditions and industry-specific market conditions can have a material adverse effect on our business, financial condition and results of operations.

Stagnant or deteriorating economic conditions, including a prolonged economic downturn or recession, as well as significant events that have an impact on financial or capital markets, can adversely impact the demand for our services and result in the delay, reduction or cancelation of certain projects. Macroeconomic conditions, including inflation, slow growth or recession, changes to fiscal and monetary policy, changes in global trade relationships, and tighter credit and higher interest rates could materially and adversely affect demand for our services and the availability and cost of the materials and equipment that we need to deliver our services or that our customers need for their projects. During periods of elevated economic uncertainty, our customers may reduce or eliminate their spending on the services we provide. In addition, volatility in the debt or equity markets, as well as prolonged higher interest rates, may negatively impact our customers’ access to or willingness to raise capital and result in the reduction or elimination of spending on the services we provide. Our vendors, suppliers and subcontractors may also be, to varying degrees, adversely affected by these conditions. These conditions, which can develop rapidly, could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

A number of factors can also adversely affect the power industry, including, among other things, prevailing power prices, the economic impact of supply chain and other logistical issues, financing conditions, potential bankruptcies, global and U.S. trade relationships, changes in regulations, including modifications to tax credits and renewable energy mandates, and other geopolitical conflicts and other events. A reduction in cash flows or the lack of availability of debt or equity financing for our customers on favorable terms could result in a reduction in our customers’ spending for our services and also impact the ability of our customers to pay amounts owed to us, which could have a material adverse effect on our business, financial condition and results of operations. Consolidation, competition, capital constraints or negative economic conditions in the renewable energy industry can also result in reduced spending by, or the loss of, one or more of our customers.

Our business is also exposed to risks associated with the renewable energy industry. These risks, which are not subject to our control, including power prices, the availability and attractiveness of incentives for renewable energy, the demand for renewable energy sources, including improvements in the affordability and efficiency of traditional and novel electric generation technologies, and legislative and regulatory actions, as well as public opinion, regarding the impact of fossil fuels on the climate and environment. Specifically, lower power prices, or perceived risk thereof, can result in decreased or delayed spending by our customers.

Projects in our industry can have long sales cycles requiring significant upfront investment of resources which, if they do not result in a project, could adversely affect our business, financial condition and results of operations.

The sales cycles for our customers’ projects vary substantially and can take many months or years to mature. As a result of these long sales cycles, we may need to make significant upfront investments of resources (including, for example, sales and marketing, engineering and research and development expenses) in advance of the signing of EPC contracts, commencing construction, and recognizing any revenue, which may not be recognized for several additional months following contract signing. Our potential inability to enter into contracts with potential customers on favorable terms after making such upfront investments could cause us to forfeit certain nonrefundable payments or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our revenues and profitability can be negatively impacted if our customers encounter financial difficulties or file bankruptcy or disputes arise with our customers.

Our contracts often require us to satisfy or achieve certain milestones in order to receive payment, or in the case of cost-reimbursable contracts, provide support for billings in advance of payment. As a result, we could be required to incur significant costs or perform significant amounts of work prior to receipt of payment. We could face difficulties collecting payment and sometimes fail to receive payment for such costs in circumstances where our customers do not proceed to project completion, terminate or cancel a contract, default on their payment obligations, or dispute the adequacy of our billing support. We have in the past brought, and may in the future bring, claims against our customers related to the payment terms of our contracts, and any such claims may harm our relationships with our customers.

Slowing economic conditions in the power industry can also impair the financial condition of our customers and hinder their ability to pay us on a timely basis or at all. To the extent a customer files bankruptcy, payment of amounts owed can be delayed and certain payments we receive prior to the filing of the bankruptcy petition may be avoided and returned to the customer’s bankruptcy estate. Furthermore, many of our customers for larger projects are project-specific entities that do not have significant assets other than their interests in the project and could be more likely to encounter financial difficulties relating to their businesses. We ultimately may be unable to collect amounts owed to us by customers experiencing financial difficulties or in bankruptcy, and accounts receivable from such customers may become uncollectible and ultimately have to be written off, which could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Our business is highly competitive, and competitive pressures could negatively affect our business.

We cannot be certain that we will maintain or enhance our competitive position or maintain our current customer base. Our industry is served by numerous companies, from small, owner-operated private companies to large multi-national, public companies. Relatively few barriers prevent entry into some areas of our business, and as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. In addition, some of our competitors have significant financial, technical and marketing resources, and may have or develop expertise, experience and resources to provide services that are superior in both price and quality to our services. Certain of our competitors may also have lower overhead cost structures, and therefore may be able to provide services at lower rates than us. Additionally, many of our existing or prospective customers are now capable, or may in the future become capable, of performing the same types of O&M services we provide, and these customers may also face pressure or be compelled to self-perform an increasing amount of the services we currently perform for them, thereby reducing the services they outsource to us in the future.

We also subcontract certain of our services, including pursuant to customer and regulatory requirements, and certain of these subcontractors may develop into a competitor to us on prime contracts with our customers. Our subcontracting requirements have also increased in recent years, primarily as a result of these customer and regulatory requirements, which not only increases the number of viable competitors but could also negatively impact our ability to self-perform projects.

Furthermore, a substantial portion of our revenues is directly or indirectly dependent upon obtaining new contracts, which is unpredictable and often involves complex and lengthy negotiations and bidding processes that are impacted by a wide variety of factors, including, among other things, price, governmental approvals, financing contingencies, commodity prices, environmental conditions, overall market and economic conditions, and a potential customer’s perception of our ability to perform the work or the technological advantages held by our competitors. The competitive environment we operate in can also affect the timing of contract awards and the commencement or progress of work under awarded contracts. For example, based on rapidly changing competition and market dynamics, we have recently experienced, and may in the future experience, more competitive pricing for smaller scale projects. Additionally, changing competitive pressures present difficulties in matching workforce size with available contract awards. As a result of the factors described above, the competitive environment we operate in could have a material adverse effect on our business, financial condition and results of operations.

Technological advancements in other forms of power generation could negatively affect our business.

Technological advancements in other forms of power generation could result in reduced investment in solar and battery storage projects and reduced demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. For example, if other forms of power generation, including natural gas, nuclear, coal or other renewable energy technologies, are able to generate and deliver electricity at lower cost or with improved operational and/or environmental efficiency, relative to solar and battery storage projects, demand for our services could be significantly reduced. Additionally, any technological advancements may result in increased investment in other forms of power generation in lieu of investment in our industry, which could result in changing customer priorities and lead to reduced demand.

Our future success will depend, in part, on our ability to anticipate and adapt to these and other potential changes in a cost-effective manner and to offer services that meet customer demands and evolving industry standards. Our failure to do so or the incurrence of significant expenditures in adapting to such changes could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we view our portfolio of energized services tools and techniques, as well as our other process and design technologies, as competitive strengths, which we believe differentiate our service offerings. If our

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intellectual property rights or work processes become obsolete, through technological advancements or otherwise, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulation and Compliance

Regulatory requirements applicable to our industry and changes in current and potential legislative and regulatory initiatives may adversely affect demand for our services.

The federal, state and local regulations affecting the power industry, including, among other things, environmental, health, safety, and permitting requirements and materials sourcing and transportation obligations, have a material effect on our business. These regulations are complex and subject to change both in substance and interpretation and often regulations across various jurisdictions can differ or conflict, all of which can negatively impact our or our customers’ ability to efficiently operate. In recent years, customers in our industry have faced heightened regulatory requirements and increased regulatory enforcement, as well as private legal challenges related to compliance with such regulatory requirements, which have resulted in delays, reductions in scope and cancelations of projects. Furthermore, we are subject to certain regulatory requirements applicable to our customers, and our inability to meet those requirements could result in decreased demand for our services. Increased and changing regulatory requirements applicable to us and our customers have resulted in, among other things, project delays and decreased demand for our services in the past, and may do so in the future, which could have a material adverse effect on our business, financial condition and results of operations.

For example, in the past, sourcing restrictions on critical components for our customers’ projects have resulted in supply chain and logistical challenges, which negatively impacted certain of our services. We may be impacted in the future by sourcing restrictions, including, but not limited to, taxes, tariffs and duties, which may negatively impact project timing and cost within certain of our markets in the future. Furthermore, with respect to our contracts under which we are responsible for procuring all or a portion of the materials needed for projects, including our EPC contracts, we are often required to comply with complex sourcing and transportation regulations, which can involve cross-border movement of such materials. Changes to, or our failure to comply with, these regulatory requirements can result in project delays and additional project costs, which may be substantial and not recoverable from third parties, and in some cases, we may be required to compensate the customer for such delays, including in circumstances where we have guaranteed project completion or performance by a scheduled date and incur liquidated damages if we do not meet such schedule. Our failure to comply with these regulatory requirements, including reliability standards promulgated by the designated Electric Reliability Organization (which is currently NERC), could result in criminal or civil fines, penalties, forfeitures or other sanctions.

Regulatory requirements focused on concerns about climate-change related issues, including any new or changed requirements concerning the reduction, production or consumption of fossil fuels, could negatively impact the production volumes of our customers, which could in turn negatively impact demand for certain of our services. Additionally, new regulations addressing greenhouse gas emissions from mobile sources could also significantly increase costs for our large fleet of vehicles, render portions of our fleet of vehicles obsolete or reduce the availability of vehicles we need to perform our services. Laws, regulations and existing policies related to climate change and to greenhouse gas emissions have been rapidly evolving and are increasingly difficult to predict, particularly in light of recent announcements and actions by the U.S. government to reconsider air-related regulations and policies.

For example, shortly following the passage of the One Big Beautiful Bill Act (the “OBBBA”), on July 7, 2025, the Trump Administration issued an executive order directing the Secretary of the Interior to revise any regulations, guidance, policies and practices to eliminate any preferential treatment to wind and solar facilities in comparison to dispatchable energy sources. On July 29, 2025, the Secretary of Interior issued an order directing

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the Department of Interior to identify and halt support for policies biased in favor of wind and solar energy (including with respect to land use and its authorizations, environmental and wildlife permits, processes related to Tribal and Native lands, commercial and financial authorizations and other actions such as temporary use permits and access road authorizations). This and other similar governmental actions can impact continuous or future investment and development of wind and solar projects on federal land or that require federal permits or approvals and therefore reduce the demand for our services.

With respect to certain services within our business, current and potential legislative or regulatory initiatives may be amended or repealed or may not be implemented or extended or result in incremental increased demand for our services, including the Infrastructure Investment and Jobs Act (the “IIJA”), legislation or regulation that mandates percentages of power to be generated from renewable sources, requires utilities to meet reliability standards, provides for existing or new production tax credits for renewable energy developers, or encourages installation of new electric power transmission and renewable energy generation facilities. While these actions and initiatives have positively impacted demand for our services in the past, it is not certain whether they will continue to do so in the future, which could have a material adverse effect on our business, financial condition and results of operations.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition and results of operations.

We or our customers benefit from certain government subsidies and economic incentives from time to time, including renewable energy tax credits, rebates and other incentives that support the development and adoption of clean energy solutions. The IRA introduced and extended several U.S. federal income tax credits to promote clean energy development. The IRA has driven significant investments in clean energy developments since its enactment and thereby increased demand from our customers for our services. However, under the OBBBA, which was signed into law on July 4, 2025, the clean electricity production credit (the “CEPC”) and the clean electricity investment credit (the “CEIC”) under Section 45Y and Section 48E of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively, for solar and wind projects are scheduled to terminate on an accelerated schedule. Solar and wind projects must either (1) begin construction (as determined for U.S. federal income tax purposes) on or before July 4, 2026 or (2) be placed in service (as determined for U.S. federal income tax purposes) on or before December 31, 2027 to be eligible for these tax credits. Moreover, following the enactment of the OBBBA, the Trump Administration issued an executive order requiring the U.S. Department of the Treasury (“Treasury”), among other things, to enforce the accelerated termination of the CEPC and CEIC for solar and wind projects. Following the executive order, Treasury and the U.S. Internal Revenue Service (the “IRS”) released IRS Notice 2025-24, which, among other changes, eliminated the opportunity for developers and other project owners to be treated as having begun construction of a solar or wind project by paying or incurring at least five percent (5%) of the total costs of the relevant project. The accelerated sunset of the CEPC and CEIC for solar projects under the OBBBA, along with the Trump Administration’s recent enforcement efforts, could limit the availability of U.S. federal income tax credits for future solar projects and therefore could have a material adverse impact on future levels of investment in utility-scale solar projects in the United States, which could result in a significant reduction in the demand for our services.

In addition, the OBBBA created new limitations and restrictions relating to the direct or indirect ownership, influence, or control of U.S. clean energy projects by, and the inclusion of equipment and components within U.S. clean energy projects provided by, citizens of and entities organized under the laws of or having their principal place of business in certain non-U.S. countries, including the People’s Republic of China (the “PRC”), and certain affiliated entities thereof. Solar and battery storage projects that fail to comply with these limitations and restrictions generally will be ineligible to claim the CEPC and CEIC (in the case of solar projects) and the CEIC (in the case of battery storage projects). These new limitations and restrictions may negatively affect the competitiveness of utility-scale solar projects and co-located solar and battery storage projects relative to conventional sources of electricity, which could reduce the number of new utility-scale solar and battery projects and result in a significant reduction in the demand for our services. Moreover, the restrictions on the inclusion of

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equipment and components provided by entities with nexus to the PRC may require us to reevaluate our suppliers (and underlying supply chains) and could materially increase the cost of providing EPC services to our customers.

Further, as demonstrated by the above discussion of the OBBBA and related changes in law, government incentives are subject to inherent uncertainties and may be discontinued, repealed or amended at any time. Any reduction, elimination or discriminatory application of government subsidies and economic incentives that would otherwise be available to our customers because of further policy changes, or the reduced need for such subsidies and incentives due to the perceived success of clean and renewable energy products, a new U.S. presidential administration and its focus on the development of more traditional energy generation projects or other reasons, may require our customers to seek additional financing, which may not be obtainable on commercially attractive terms or at all, or abandon or not proceed with projects and may result in the diminished competitiveness of the solar and renewable energy industry generally or our business in particular. In addition, as illustrated in the foregoing paragraphs, any change in the level of subsidies and incentives from which we (directly or indirectly) benefit could have a material adverse effect on our business, financial condition and results of operations.

We are subject to complex federal, state and other environmental, health and safety laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

Our operations are subject to a complex and rapidly evolving set of federal, state, local and international environmental, health and safety laws and regulations. These laws govern the generation, use, storage, release, management and disposal of, or exposure to, hazardous materials and wastes, the remediation of contaminated sites, fuel storage, wastewater and stormwater discharges, air emissions, the protection of natural resources (such as protected wetlands or threatened and endangered species and their habitat) and occupational health and safety. These laws, rules and regulations require us to obtain and maintain regulatory licenses, permits and other approvals, comply with the requirements of such licenses, permits and other approvals and perform environmental impact studies prior to commencing new projects or making changes to existing projects. Additionally, as a company with a focus on ESG and sustainability, noncompliance with environmental laws, rules or regulations can also significantly harm our reputation. We could be held liable for significant penalties and damages under certain environmental laws and regulations or be subject to revocation of certain licenses or permits, which could have a material adverse effect on our business, financial condition and results of operations.

We perform work, including directional drilling, in and around environmentally sensitive areas such as rivers, lakes and wetlands. Due to the inconsistent nature of the terrain and water bodies, it is possible that such work may cause the release of subsurface materials that contain contaminants in excess of amounts permitted by law, potentially exposing us to remediation costs and fines. For example, the Clean Water Act (the “CWA”) and comparable state laws and regulations applicable to our construction activities require us to establish authorization for the discharge of stormwater, which may require the development and implementation of a Stormwater Pollution Prevention Plan (“SWPPP”) to describe the construction activities and the pollution prevention practices that will be implemented in connection with those activities.

Additionally, we lease numerous properties and facilities, including certain of which that contain above-and below-ground fuel storage tanks or otherwise involve operations including the generation, use, storage or management of hazardous materials and wastes. Under certain environmental laws, we could be held responsible for costs (including remediation costs and fines) relating to contamination at our past or present properties and facilities. Although we maintain environmental insurance policies to address certain environmental risks, we can give no assurance that we will be able to maintain such policies in the future or that such policies will cover the full cost of environmental liabilities. The obligations, liabilities, fines and costs associated with these events and conditions may be material and could have a material adverse effect on our business, financial condition and results of operations.

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Moreover, new or amended laws and regulations, changes in the interpretation of existing laws and increased regulatory scrutiny could require us to incur significant costs or result in new or increased liabilities. For instance, changes to the definition of “waters of the United States” by the Environmental Protection Agency may broaden the scope of the CWA, potentially impacting construction activities near certain waterways. In some cases, we have obtained indemnification and other rights from third parties (including predecessors or lessors) for such obligations and liabilities; however, these indemnities may not cover all of our costs and indemnitors may fail to fulfill their financial obligations to us. Further, in connection with an acquisition, we may not identify all potential environmental liabilities associated with the acquired business. Such uncertainty could have a material adverse effect on our business, financial condition and results of operations.

Certain regulatory requirements applicable to us could have a material adverse effect on our business, financial condition and results of operations.

Following this offering, we will be subject to various specific regulatory regimes and requirements that could result in significant compliance costs and liabilities. As a public company, we will be subject to various corporate governance and financial reporting requirements, including requirements for management to report on our internal control over financial reporting and for our independent registered public accounting firm to express an opinion on the operating effectiveness of our internal control over financial reporting. Failure to maintain effective internal controls, including the identification and remediation of significant internal control deficiencies in acquired businesses (both prior acquisitions and future acquisitions), could result in a reduced ability to obtain debt and equity financing, a loss of customers, fines or penalties, and/or additional expenditures to meet the requirements or remedy any deficiencies.

Any actual or perceived failure to comply with new or existing laws, regulations or other requirements relating to the privacy, security and processing of personal information could have a material adverse effect on our business, financial condition and results of operations.

We also collect, process and retain information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws, including from and about our customers, stockholders, vendors and employees. Legislation and regulatory requirements, as well as contractual commitments, affect how we must store, use, transfer and process the confidential information of our customers, stockholders, vendors and employees. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States, including in relation to cybersecurity incidents. These laws, as well as other new or changing legislative, regulatory or contractual requirements concerning data privacy and protection, could require us to expend significant additional compliance costs, implement new processes, or change our handling of information and business operations, and any failure or perceived failure to comply with such requirements can result in significant liability legal claims or proceedings (including class actions), regulatory investigations or enforcement actions, or harm to our reputation. In addition, we could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws or our tax estimates or positions could have a material adverse effect on our business, financial condition and results of operations.

We are or will be subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use, gross receipts, and value-added taxes), payroll taxes, franchise taxes, withholding taxes, and ad valorem taxes. New tax laws, treaties and regulations and changes in existing tax laws, treaties and regulations are continuously being enacted or proposed, all of which can result in significant changes

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to the tax rate on our earnings and have a material impact on our earnings and cash flows from operations. Since future changes to tax legislation and regulations are unknown, we cannot predict the ultimate impact such changes may have on our business. In addition, significant judgment is required in determining our provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are and will be regularly under audit by tax authorities, and our tax estimates and tax positions could be materially affected by many factors, including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our mix of earnings, our ability to realize deferred tax assets and changes in uncertain tax positions. A significant increase in our tax rate or change to our tax positions could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by our failure to comply with anti-corruption, anti-bribery and/or international trade laws to which we are subject.

Applicable U.S. and non-U.S. anti-corruption and anti-bribery laws, including but not limited to the U.S. Foreign Corrupt Practices Act (“FCPA”), prohibit us from, among other things, corruptly making payments to non-U.S. officials for the purpose of obtaining or retaining business. We pursue certain opportunities in countries that experience government corruption, and in certain circumstances, compliance with these laws may conflict with local customs and practices. Our policies mandate compliance with all applicable anti-corruption and anti-bribery laws and our procedures and practices are designed to ensure that our employees and intermediaries comply with these laws. However, it is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies, company-wide standards, procedures and anti-corruption and anti-bribery laws and that the controls we undertake to facilitate lawful conduct, which include internal control policies, could be intentionally circumvented or become inadequate because of changed conditions. Liability for such actions or inadvertences could result in severe criminal or civil fines, penalties, forfeitures, disgorgements or other sanctions, which in turn could have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, detecting, investigating and resolving actual or alleged violations can be expensive and consume significant time and attention of our senior management, in-country management, and other personnel.

Additionally, pursuant to our EPC and other contracts where we have assumed responsibility to procure all or part of the materials needed for certain projects, we may source materials from outside the U.S. and be subject to non-U.S. laws associated with the procurement and transportation of such materials. The laws and regulations associated with such cross-border procurement activities are complex and our failure to comply with such laws or regulations may result in criminal or civil fines, penalties, sanctions or other liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

Violations of export control and/or economic sanctions laws and regulations to which we are subject and changes to U.S. foreign trade policy could have a material adverse effect on our business, financial condition and results of operations, and we cannot predict the impact to our business or the future development of such laws and regulations.

Our services may be subject to export control regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security. We are also subject to foreign assets control and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which restrict or prohibit our ability to transact with certain foreign countries, individuals and entities. Export control regulations may restrict our ability to exchange technical information with foreign manufacturers and suppliers and economic sanctions regulations may restrict our ability to source from certain suppliers. In addition, in the future we may conduct business outside of the U.S. We will consider these scenarios when designing our policies and procedures and conducting training designed to facilitate compliance with U.S. export control and economic sanctions laws and regulations. Although we believe our policies and procedures will mitigate the risk of violations of such laws, our employees and intermediaries may take actions in violation of our policies or these laws. Any such violation, even if prohibited by our policies,

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could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, changes in U.S. foreign policy, including as a result of the new presidential administration, could lead to additional export barriers or economic sanctions being imposed against foreign jurisdictions. Any such change in U.S. foreign policy could restrict or prohibit our ability to transact with, source from or export to certain foreign countries, individuals and entities (including manufacturers and suppliers) or to conduct business outside of the U.S. We cannot predict what changes to U.S. trade policy will be made by the current presidential administration, a future presidential administration or Congress, including whether existing tariff policies will be maintained or modified or whether the entry into new bilateral or multilateral trade agreements will occur, nor can we predict the effects that any such changes would have on our business. Changes in U.S. trade policy have resulted and could again result in adverse reactions from U.S. trade partners, including the adoption by such countries of responsive trade policies that may make it more difficult or costly for U.S. businesses to do business with suppliers and manufacturers of such countries. Changes to U.S. foreign trade policy that restrict our ability to transact with other countries, individuals or entities or to conduct business outside the U.S. could have a material adverse effect our business, financial condition and results of operations.

Immigration laws, including our inability to verify employment eligibility, could have a material adverse effect on our business, financial condition and results of operations.

We employ a significant number of employees, and while we utilize processes to assist in verifying the employment eligibility of our employees so that we maintain compliance with applicable laws, it is possible some of our employees may be unauthorized workers. The employment of unauthorized workers or failure to comply with the requirements of non-immigrant visas could subject us to fines, penalties and other costs, as well as result in adverse publicity that negatively impacts our reputation and brand and may make it more difficult to hire and retain qualified employees. Immigration laws have also been an area of considerable political focus in recent years, and, from time-to-time, the U.S. government considers or implements changes to federal immigration laws, regulations or enforcement programs. Changes in immigration or work authorization laws may increase our obligations for compliance and oversight, which could subject us to additional costs and potential liability and make our hiring processes more cumbersome, or reduce the availability of potential employees. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

We have substantial indebtedness and may not be able to generate sufficient cash to service such indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

As of September 30, 2025, we had long-term debt, exclusive of equipment financing and lease liabilities, of approximately $392.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Material Indebtedness” for descriptions of our indebtedness. Our substantial indebtedness could restrict our operations and could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and capital expenditures, and for other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry, which may place us at a competitive disadvantage compared to our competitors that have less debt;

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•	restrict us from making strategic acquisitions or other investments or cause us to make non-strategic divestitures;

•	limit our ability to obtain additional financing for working capital and capital expenditures, and for other general corporate purposes; and

•	require compliance with financial and other restrictive covenants that may restrict our ability to operate or expand.

Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems. Any decrease in our liquidity could result in our inability to meet financial obligations or fund growth plans, and we could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our indebtedness on commercially reasonable terms or at all would have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with the covenants contained in the credit agreements governing the Credit Facilities, including as a result of events beyond our control, could result in an event of default that could cause repayment of our debt to be accelerated.

The credit agreements governing the Credit Facilities impose, and the agreements governing our future indebtedness may impose, material restrictions on us that limit our operating flexibility, which could harm our long-term interests. These restrictions, subject in certain cases to ordinary course of business and other exceptions, may limit our ability to engage in some transactions, including the following:

•	incurring or guaranteeing additional indebtedness;

•	paying dividends, redeeming capital stock or making other restricted payments;

•	making payments in respect of certain subordinated indebtedness;

•	making investments, including acquisitions, loans and advances;

•	entering into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	selling, transferring or otherwise disposing of assets, properties or licenses not in the ordinary course of business;

•	creating liens on assets and capital stock to secure any indebtedness;

•	undergoing a change in control;

•	merging, consolidating, liquidating, winding up or dissolving;

•	entering into unrelated lines of business and the business conducted by certain of our subsidiaries; and

•	entering into transactions with affiliates.

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Pursuant to 17 C.F.R. § 200.83.

In addition to imposing restrictions on our business and operations, some of our debt instruments include covenants relating to one or more financial ratios and tests.

Any failure to comply with the restrictions of our indebtedness, and any subsequent financing agreements, including as a result of events beyond our control, may result in an event of default under these agreements, which in turn may result in defaults or acceleration of obligations under these agreements and other agreements, giving our lenders and other debt holders the right to terminate any commitments they may have made to provide us with further funds and to require us to repay all amounts then outstanding. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms. Any future debt that we incur may contain financial maintenance covenants.

Despite current indebtedness levels, we may incur substantial additional indebtedness in the future. This could further increase the risks associated with our substantial indebtedness.

We may incur substantial additional indebtedness in the future, which would increase our debt service obligations and could further reduce the cash available to invest in operations. The terms of our credit agreements do not fully prohibit us or our subsidiaries from incurring additional indebtedness, subject to limitations. As of September 30, 2025, we and our subsidiaries had $78.8 million of unused commitments available to be borrowed under the Revolving Facility. This amount includes no cash borrowings and is net of $11.2 million of outstanding letters of credit. If new debt is added to our debt levels, or any debt is incurred by our subsidiaries, the related risks that we and our subsidiaries currently face could increase.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the agreements governing our indebtedness are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Although we may enter into agreements limiting our exposure to higher interest rates, these agreements may not be effective.

Risks Related to Our Organizational Structure

Our principal asset after the completion of this offering will be our direct or indirect interest in SOLV Energy Holdings LLC and, as a result, we will depend on distributions from SOLV Energy Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SOLV Energy Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of SOLV Energy Holdings LLC and its subsidiaries and distributions we receive from SOLV Energy Holdings LLC. There can be no assurance that SOLV Energy Holdings LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in the agreements governing SOLV Energy Holdings LLC’s and its subsidiaries’ indebtedness, will permit such distributions. Additionally, the terms of the credit agreements governing our Credit Facilities limit SOLV Energy Holdings LLC and its subsidiaries from making distributions and paying dividends to us, subject to certain exceptions, which includes the making of distributions and/or dividends after the consummation of an initial public offering or the issuance of public debt securities to pay fees and expenses in connection with being a

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

public company. Deterioration in the financial condition, earnings or cash flow of SOLV Energy Holdings LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions to us, which could have a material adverse effect on our business, cash flows, financial condition and results of operations.

For U.S. federal income tax purposes, SOLV Energy Holdings LLC was historically an entity disregarded as separate from SOLV Energy Parent Holdings LP, an entity taxed as a partnership for U.S. federal income tax purposes. As a disregarded entity, SOLV Energy Holdings LLC was not subject to any entity level U.S. federal income tax. In connection with the Transactions, SOLV Energy Holdings LLC will become a partnership for U.S. federal income tax purposes and will be treated as a continuation of SOLV Energy Parent Holdings LP for U.S. federal income tax purposes. As a partnership for U.S. federal income tax purposes, SOLV Energy Holdings LLC will generally not be subject to any entity level U.S. federal income tax, and we will incur income taxes on our allocable share of any net taxable income of SOLV Energy Holdings LLC at the prevailing corporate tax rates. Under the terms of the SOLV Energy Holdings LLC Agreement, SOLV Energy Holdings LLC will be obligated, subject to various limitations and restrictions, including with respect to any debt instruments to which SOLV Energy Holdings LLC or any subsidiary thereof is a party, to make tax distributions to members, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement (which payments we expect could be significant). The terms of the Tax Receivable Agreement will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.” We intend, through our control of the managing member, to cause SOLV Energy Holdings LLC to make cash distributions to its members in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, SOLV Energy Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which SOLV Energy Holdings LLC is then a party, including debt instruments, or any applicable law, or that would have the effect of rendering SOLV Energy Holdings LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (including, if applicable, as a result of any payments required to be made under the Tax Receivable Agreement (including in the case of any acceleration of our obligations thereunder)), we may have to borrow funds, which could have a material adverse effect on our liquidity, business, financial condition and results of operations and subject us to various restrictions imposed by any lenders of such funds. In addition, if SOLV Energy Holdings LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks Related to this Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”

SOLV Energy Holdings LLC may make distributions of cash to us in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement). To the extent we do not distribute such excess cash to our stockholders, the direct or indirect members in SOLV Energy Holdings LLC may benefit from any value attributable to such cash if they acquire shares of Class A common stock in exchange for their LLC Interests.

Under the SOLV Energy Holdings LLC Agreement, SOLV Energy Holdings LLC is generally required to make tax distributions, and we intend to cause SOLV Energy Holdings LLC, from time to time, to make such distributions in cash to its members (including us) in amounts that are sufficient to cover such members’ taxes imposed as a result of their allocable share of the taxable income of SOLV Energy Holdings LLC. These tax distributions may be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement, including as a result of (i) tax distributions being made on a pro rata basis based on percentage interests regardless of potential differences in the amount of net taxable income allocable to us and to SOLV Energy Holdings LLC’s other members, (ii) the lower tax rate applicable to corporations as opposed to individuals, (iii) the use of an assumed tax rate (which will be based on the tax rate applicable to individuals), and (iv) certain tax benefits that we may obtain from, among other things, acquisitions of direct or indirect interests in SOLV Energy Holdings LLC in connection with the consummation of the Transactions or in the future (including as a result of any exchange or redemptions of LLC Interests from the other members of

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC) and payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement or the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. To the extent we do not distribute such excess cash as dividends on our Class A common stock, we may take other actions with respect to such excess cash, such as, for example, holding such excess cash, contributing such cash to SOLV Energy Holdings LLC in exchange for additional LLC Interests (or contributing such cash to SOLV Energy Holdings LLC and making corresponding adjustments to other members’ LLC Interests) or lending it (or a portion thereof) to SOLV Energy Holdings LLC, repurchasing outstanding shares of our Class A common stock, or using such excess cash to settle the redemption or exchange of LLC Interests by redeeming members of SOLV Energy Holdings LLC, some of which may result in shares of our Class A common stock increasing in value relative to the value of LLC Interests. No adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock will be required to be made as a result of any retention or distribution of cash by us. To the extent that we do not distribute such excess cash as dividends on our Class A common stock or otherwise take ameliorative actions between LLC Interests and shares of Class A common stock and instead, for example, hold such cash balances, members (other than SOLV Energy, Inc.) may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as members in distributions that resulted in such excess cash balances.

The Tax Receivable Agreement that we will enter into with the TRA Participants will require us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with SOLV Energy Holdings LLC and each of the TRA Participants. Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Participants equal to a percentage of the tax benefits, if any, that we actually realize or in certain circumstances are deemed to realize (calculated using certain assumptions). We will be required to make payments to the TRA Participants under the Tax Receivable Agreement even if all of the Continuing Equity Owners exchange or redeem their remaining LLC Interests, and the payments under the Tax Receivable Agreement will not be conditioned upon continued ownership of our stock by the exchanging Continuing Equity Owners or the Blocker Shareholders. The payment obligations under the Tax Receivable Agreement are obligations of SOLV Energy, Inc. and not of SOLV Energy Holdings LLC. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, if we experience a change of control (as will be defined under the Tax Receivable Agreement), which we anticipate will include, among other things, certain mergers, asset sales, and other forms of business combinations, we expect that the Tax Receivable Agreement will obligate us to make an immediate payment, which may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the interests of the Continuing Equity Owners (including those that have exchanged their LLC Interests for Class A common stock and are TRA Participants) may conflict with those of holders of our Class A common stock.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants that will not benefit holders of our Class A common stock to the same extent that it will benefit the TRA Participants.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants that will not benefit holders of our Class A common stock to the same extent that it will benefit the TRA

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Participants. We will enter into the Tax Receivable Agreement with SOLV Energy Holdings LLC and each of the TRA Participants in connection with the completion of this offering and the Transactions, which will provide for the payment by us to the TRA Participants of a percentage of the amount of tax benefits, if any, that we actually realize or in certain circumstances are deemed to realize as a result of certain tax attributes (calculated using certain assumptions). The terms of the Tax Receivable Agreement will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.” Although we will retain a percentage of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

Additionally, we are a holding company and have no material assets other than our ownership of LLC Interests. As a consequence, our ability to declare and pay dividends to holders of our Class A common stock is subject to the ability of SOLV Energy Holdings LLC to provide distributions to us. If SOLV Energy Holdings LLC makes such distributions, the Continuing Equity Owners that hold LLC Interests will be entitled to receive equivalent distributions from SOLV Energy Holdings LLC on a pro rata basis. However, because we must pay taxes, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by SOLV Energy Holdings LLC to such Continuing Equity Owners on a per unit basis. This and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.

In certain cases, payments under the Tax Receivable Agreement to the TRA Participants may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

We expect that, in certain circumstances, our obligations under the Tax Receivable Agreement to make payments will be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

Thus, under certain circumstances, we may be required to make payments significantly in advance of the actual realization, if any, of such future tax benefits. We could also be required to make cash payments to the TRA Participants that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made to the TRA Participants under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the “IRS”) or another tax authority, may challenge all or part of the tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. The Tax Receivable Agreement may provide TRA Participants with certain rights in the event of such a challenge. The interests of the TRA Participants in any such challenge may differ from or conflict with our interests and your interests, and the TRA Participants may exercise any rights they may have relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the TRA Participants under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Participants are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, we expect that the Tax Receivable Agreement will provide that any excess cash payments made by us to a TRA Participant will be netted against any future cash payments we might otherwise be required to make to such TRA Participants under the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a TRA Participant for a number of years following the initial time of such payment and, if any of our tax reporting

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

positions are challenged by a taxing authority, we anticipate that we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a TRA Participant that are the subject of the Tax Receivable Agreement.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state and local tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have a material adverse effect on our business, financial condition and results of operations.

If SOLV Energy Holdings LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and SOLV Energy Holdings LLC might be subject to potentially significant tax inefficiencies.

We intend to operate such that SOLV Energy Holdings LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of LLC Interests pursuant to the redemption right, or other transfers of LLC Interests, could cause SOLV Energy Holdings LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership. We intend to operate such that redemptions or other transfers of LLC Interests qualify for one or more such safe harbors or are otherwise restricted in a manner that is intended to prevent SOLV Energy Holdings LLC from becoming a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If SOLV Energy Holdings LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for SOLV Energy Holdings LLC, including as a result of the inability to file a consolidated U.S. federal income tax return with SOLV Energy Holdings LLC.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our ownership of SOLV Energy Holdings LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We and SOLV Energy Holdings LLC intend to conduct our operations so that we will not be deemed an investment company. Through our control of the sole managing member of SOLV Energy Holdings LLC, we will control and operate SOLV Energy Holdings LLC. On that basis, we believe that our interest in SOLV Energy Holdings LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of SOLV Energy Holdings LLC, or if SOLV Energy Holdings LLC itself becomes an investment company, our interest in SOLV Energy Holdings LLC could be deemed an “investment security” for purposes of the 1940 Act.

If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Our Sponsor has significant influence over us.

After giving effect to this offering and the Transactions, our Sponsor will beneficially own     % of our outstanding capital stock and hold    % of the voting power of our outstanding capital stock (or    % and    %, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As long as our Sponsor owns or controls a significant percentage of our outstanding voting power, it will have the ability to significantly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our board of directors, any amendment to our organizational documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Our Sponsor’s influence over our management could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline. Because our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) regulating certain business combinations with interested stockholders, but will provide that our Sponsor or its affiliates or transferees do not constitute an interested stockholder, our Sponsor may transfer shares to a third party by transferring their common stock without the approval of our board of directors or other stockholders, which may limit the price that investors are willing to pay in the future for shares of our Class A common stock.

Our Sponsor’s interests may not align with our interests as a company or the interests of our other stockholders. For example, our Sponsor may have a different tax position from us (especially in light of the Tax Receivable Agreement), which could influence our Sponsor’s and our decisions regarding whether and when we should

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

dispose of assets, incur or refinance existing indebtedness, undergo certain changes of control, terminate the Tax Receivable Agreement or undertake actions that would result in the acceleration of any obligations thereunder. The structuring of future transactions may take into account these tax or other considerations even where no corresponding benefit would accrue to us. Accordingly, our Sponsor could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. Further, our Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of our Sponsor and its affiliates and investment funds may serve as our directors or officers, our amended and restated certificate of incorporation will provide, among other things, that none of our Sponsor or any of our directors who are employees of or affiliated with our Sponsor has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. So long as our Sponsor continues to directly or indirectly own a significant amount of our common stock, even if such amount is less than the majority thereof, our Sponsor will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated by our Sponsor to itself or its other affiliates.

Our management has not previously managed a public company in their current roles.

Certain of the individuals who now constitute our management have not previously managed a publicly traded company in their current roles. Compliance with public company requirements will place significant additional demands on our management and will require us to enhance our investor relations, legal, financial and tax reporting, internal audit, legal, governance, investor relations and corporate communications functions. These additional demands may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Following the offering, we will qualify as a “controlled company,” as defined in Nasdaq listing rules, and, as a result, we will qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, our Sponsor’s interests may conflict with our interests and the interests of other stockholders.

After the closing of this offering, our Sponsor will continue to control 50% or more of the voting power for the election of directors.

As a result, we will qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the rules of Nasdaq, a company of which more than 50% of the outstanding voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that the nominating and corporate governance committee be composed entirely of independent directors; and

•	the requirement that the compensation committee be composed entirely of independent directors.

Although the Company will qualify as a “controlled company” upon the closing of this offering, we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

requirements under the listing standards of Nasdaq. However, we reserve the right to utilize the “controlled company” exemption in the future. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

In addition, our Sponsor’s interests may conflict with our interests and the interests of other stockholders.

Delaware law and anti-takeover provisions in our governing documents, as well as our existing and future debt agreements, could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current directors and may deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that will have the effect of rendering more difficult, delaying or preventing a third party from, acquiring control of us without the approval of our board of directors. Among other things, these provisions:

•	have terms that have the same effect as DGCL Section 203 but such provisions will not apply to our Sponsor, its affiliates or its transferees;

•	provide for a classified board of directors with staggered three-year terms;

•

authorize the issuance of “blank check” preferred stock, the terms of which are established by our board of directors without any need for action by stockholders, that could be used to implement a stockholder rights plan;

•	do not permit stockholders to call special meetings of stockholders except for when the Sponsor owns at least 50% of the combined voting power of all of our then-outstanding shares of capital stock;

•	do not permit stockholders to act by written consent except for when the Sponsor owns at least 50% of the combined voting of all of our then-outstanding shares of capital stock; and

•

establish advance notice procedures, which apply for stockholders to nominate candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Further, our credit agreements impose, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. The occurrence of a change of control transaction could constitute an event of default thereunder and permit acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

The foregoing factors, as well as the significant common stock ownership by our Sponsor, could discourage, delay, or prevent a transaction involving a change in control of the Company, which could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Capital Stock.”

We do not intend to pay any cash distributions or dividends on our Class A common stock in the foreseeable future.

We do not currently intend to pay any dividends on our Class A common stock, and our ability to pay dividends in the future may be restricted or limited by the terms of our existing or future indebtedness. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay dividends on our Class A common stock. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

No market currently exists for our Class A common stock, and we cannot assure you that an active market will develop for such stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on      or otherwise or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you or at all.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, unless we consent in writing in advance to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee to us or our stockholders, (iii) action asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (iv) any action asserting a claim against the Company or any of its directors, officers, or other employees governed by the internal affairs doctrine of the law of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), claims or causes of action arising thereunder must be brought in federal district courts of the United States. The exclusive forum provision will provide that the provision will not apply to claims or causes of action arising under the Exchange Act.

Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act of 1933, as amended (the “Securities Act”) or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, accordingly we cannot be certain that a court would enforce such a provision. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or other stockholders, which may discourage such lawsuits. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring an action in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of our exclusive forum provisions, which may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find that the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our certificate of incorporation, our directors and officers will not be liable to us or any stockholders for monetary damages for any breach of fiduciary duty, except (i) for acts that breach his or her duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemption, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) with respect to officers, any action brought in the right of the corporation. Our amended and restated bylaws will also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We have identified material weaknesses in our internal control over financial reporting, which could result in us failing to detect material misstatements of our consolidated financial statements. If our remediation of the material weaknesses is not effective, or if we otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which, in turn, could negatively impact the market value of our Class A common stock.

During the periods presented in our consolidated financial statements included elsewhere in this prospectus, our control environment did not meet the standards required for financial reporting as a public company. Since the conclusion of our transition services agreements with our former parent, Swinerton, in 2022, we have been developing our financial reporting processes and hiring personnel. However, during this time, we lacked the formalized business processes and internal controls necessary to ensure reliable financial reporting. These deficiencies contributed to material weaknesses in internal control over financial reporting which were identified in connection with the audit of such consolidated financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified included the following:

•

We did not design and implement appropriate controls, policies or procedures over the procure-to-pay process, including the recognition of liabilities incurred and prepayments at period-end. We also lacked appropriate controls around the vendor set-up process and approvals of transactions entered into with vendors.

•

We did not design and operate effective controls over percentage-of-completion revenue recognition and disclosure, including controls over timely and accurate revenue cut-off, estimates to complete, identification of contracts, transaction price and transaction price allocated to unsatisfied performance obligation disclosures. Further, we did not have sufficient personnel with an appropriate level of technical accounting knowledge to review our revenue recognition conclusions. Adjustments were recorded and disclosures were changed to correct the related errors in our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. As a result, we have restated our previously issued financial statements for the years ended December 31, 2024, 2023 and 2022. For additional information on this restatement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Note 5—Restatement of Previously Issued Consolidated Financial Statements to our audited consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•

We did not design or operate effective controls over the review of third-party analyses to determine fair value for purposes of goodwill impairment assessments and equity award valuations, including review of significant assumptions and valuation methodologies.

•

We did not design or operate IT general controls related to user access, change management, segregation of duties, and system operations within all IT systems and applications deemed relevant to our financial reporting.

We are actively working to remediate these material weaknesses described above and establishing a robust internal control environment that is appropriate for a public company. Our remediation measures include: (i) enhancing our control environment, including updating accounting policies, procedures, and financial reporting controls; (ii) hiring additional executives in key finance leadership positions with public company experience, as well as other key operational functions; (iii) establishing consistent transaction-level controls across key processes such as procure-to-pay, order-to-cash, and goodwill and impairment; and (iv) implementing IT general controls to support the integrity and reliability of financial reporting systems.

While we are committed to completing these remediation efforts as quickly as possible and investing in the personnel, processes and systems necessary to maintain an effective internal control over financial reporting, these efforts are ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. We also cannot assure you that there will not be any additional material weaknesses in our internal control over financial reporting in the future.

Upon becoming a public company, we will be required to comply the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report after this offering. In addition, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting commencing with our third annual report after this offering. To achieve compliance with the Sarbanes-Oxley Act within the prescribed period, we will need to continue to dedicate internal resources, engage outside consultants and continue to execute on a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue taking steps to improve control processes, as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective.

We may not be able to remediate any material weaknesses prior to the deadline imposed by Section 404(a) of the Sarbanes-Oxley Act for management’s assessment of internal control over financial reporting. The failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to successfully remediate the existing material weaknesses in our internal control over financial reporting or identify additional material weaknesses, or if our internal control over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our results of operations, the price of our Class A common stock could decline, we could become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC or other regulatory agencies, which could require additional financial and management resources, or our Class A common stock may not be able to remain listed on such exchange.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrade our stock, our stock price could decline. As a result, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the initial public offering price.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas and have begun incurring expenses in preparation for becoming a public company. The expenses that will be required in order to adequately prepare for being, and those required to operate as, a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers, which may divert from our business operations.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems, resources and employees. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Although we have already hired additional employees in preparation for these heightened requirements, we may need to hire more employees in the future, which would increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may have to choose between reduced coverage and substantially higher costs to obtain

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock (or other equity securities or securities convertible into our Class A common stock), including pursuant to our equity incentive plans, or the perception that future sales by us, our Sponsor or our other existing stockholders in the public market following this offering could cause dilution of the percentage of ownership of our stockholders, could cause the market price for our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of the Transactions, we will have outstanding a total of      shares of Class A common stock (or      shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the      shares sold in this offering (or      shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. In addition, the      shares of Class A common stock issued to the Blocker Shareholders in the Transactions will be eligible for resale pursuant to Rule 144 without restriction or further registration under the Securities Act, other than affiliate restrictions under Rule 144. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

Our directors, executive officers, Sponsor and our other Original Equity Owners have entered into lock-up agreements with the underwriters prior to the commencement of this offering that, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for a period of 180 days after the date of this prospectus. Upon the expiration of the lock-up agreements, shares held by our directors, executive officers, Sponsor and our other Original Equity Owners will be eligible for resale in the public market subject, in the case of shares held by our affiliates, to the volume, manner of sale, holding period and other limitations of Rule 144. Jefferies LLC and J.P. Morgan Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” and “Shares Eligible for Future Sale” for a description of these lock-up agreements.

In addition, pursuant to the Registration Rights Agreement (as defined herein), after the completion of this offering, our Sponsor will have certain registration rights, including the right, subject to certain conditions, to require us to register the offer and sale of its shares of our Class A common stock under the Securities Act (including shares of Class A common stock issuable upon exchange of LLC Interests). Following the completion of this offering, the shares of Class A common stock covered by registration rights will represent approximately      % of our outstanding Class A common stock. Registration of any of these outstanding shares of Class A common stock or shares of Class A common stock issuable upon exchange of LLC Interests would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Certain Relationships and Related Person Transactions” and “Shares Eligible for Future Sale” for a description of these registration rights.

Exercise of such registration rights and any subsequent sales of a large number of shares of our Class A common stock by our Sponsor could cause the prevailing market price of our Class A common stock to decline. Subject to the lock-up agreement, the Registration Rights Agreement and applicable law, our Sponsor will determine the timing and amount of such sales, and such sales could be executed by our Sponsor at a time or times that otherwise may not align with our interests and the interests of our other stockholders.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under new and existing equity plans. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares issued pursuant to or registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you, or may adversely impact the price of our Class A common stock.

We cannot assure you that our stock price will not decline or will not be subject to significant volatility after this offering.

Shares of our Class A common stock sold in this offering may experience significant volatility on Nasdaq. An active, liquid and orderly market for our Class A common stock may not be sustained, which could depress the trading price of our Class A common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our Class A common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

•	variations in our quarterly or annual results of operations;

•	changes in our earnings estimates (if provided) or differences between our actual results of operations and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our Class A common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments;

•	the market response to rights granted to our Sponsor pursuant to our amended and restated certificate of incorporation; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual financial performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

If you purchase shares of our Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase Class A common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $     per share, representing the difference between the assumed initial public offering price of $     per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar references to future periods.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•

A wide range of factors, many that are beyond our control, can impact the timing, performance or profitability of our projects, any of which can result in additional costs to us, reductions or delays in revenues, the payment of liquidated damages by us or project termination;

•	Our results of operations, financial condition and other financial and operational disclosures are based upon estimates and assumptions that may differ from actual results or future outcomes;

•

Changes in estimates related to revenues and costs associated with our contracts with customers could result in a reduction or elimination of revenues, a reduction of profits or the recognition of losses;

•	Backlog may not be realized or may not result in profits and may not accurately represent future revenue;

•

The imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations;

•	Our results of operations may vary significantly from quarter to quarter;

•

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and battery storage specifically could have a material adverse effect on our business, financial condition and results of operations;

•

Limitations on the availability or an increase in the price of materials, equipment and subcontractors that we and our customers depend on to complete and maintain projects could have a material adverse effect on our business, financial condition and results of operations;

•

Our business is labor-intensive, and we may be unable to attract and retain qualified employees or we may incur significant costs in the event we are unable to efficiently manage our workforce or the cost of labor increases;

•	The loss of, or reduction in business from, certain significant customers could have a material adverse effect on our business, financial condition and results of operations;

•

Many of our contracts may be canceled or suspended on short notice or may not be renewed upon completion or expiration, and we may be unsuccessful in replacing our contracts, which could have a material adverse effect on our business, financial condition and results of operations;

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•

We may fail to adequately recover on contract modifications against project owners for payment or performance, which could have a material adverse effect on our business, financial condition and results of operations;

•	The nature of our business exposes us to potential liability for warranty, engineering and other related claims;

•	During the ordinary course of our business, we are subject to lawsuits, claims and other legal proceedings, as well as bonding claims and related reimbursement requirements;

•	We can incur liabilities or suffer negative financial or reputational impacts relating to health and safety matters;

•

Disruptions to our information technology systems or our failure to adequately protect critical data, sensitive information and technology systems could have a material adverse effect on our business, financial condition and results of operations;

•

Any deterioration in the quality or reputation of our brands, which can be exacerbated by the effect of social media or significant media coverage, could have a material adverse effect on our business, financial condition and results of operations;

•	The loss of, or our inability to attract or keep, key personnel could disrupt our business;

•	Our inability to successfully execute our acquisition strategy may have an adverse impact on our growth;

•	We may be unable to compete for projects if we are not able to obtain surety bonds, letters of credit or bank guarantees;

•

We are generally paid in arrears for our services and may enter into other arrangements with certain of our customers, which could subject us to potential credit or investment risk and the risk of client defaults;

•

Insurance and claims expenses, as well as the unavailability or cancelation of third-party insurance coverage, could have a material adverse effect on our business, financial condition and results of operations;

•	Our business and results of operations are subject to physical risks including those associated with climate change;

•

Our business is subject to operational hazards, including, among others, damage from severe weather conditions and electrical hazards, that can result in significant liabilities, and we may not be insured against all potential liabilities;

•

Increasing scrutiny and changing expectations from various stakeholders with respect to corporate sustainability practices may impose additional costs on us or expose us to reputational or other risks;

•	Our unionized workforce and related obligations may have a material adverse effect on our business, financial condition and results of operations;

•	Our inability to maintain, protect or enforce our rights in intellectual property could adversely affect our business;

•

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies;

•	We use AI technologies in our business, and the deployment, use, and maintenance of these technologies involve significant technological and legal risks;

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•

Projects in our industry can have long sales cycles requiring significant upfront investment of resources which, if they do not result in a project, could adversely affect our business, financial condition and results of operations;

•	Regulatory requirements applicable to our industry and changes in current and potential legislative and regulatory initiatives may adversely affect demand for our services;

•

We are subject to complex federal, state and other environmental, health and safety laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities;

•

Any failure to maintain effective internal control over financial reporting or remediate our material weaknesses in our internal control over financial reporting may result in our being unable to accurately or timely report our financial condition or results of operations, which could negatively impact the market value of our Class A common stock; and

•	The expenses that will be required in order to adequately prepare for being, and those required to operate as, a public company could be material.

See “Risk Factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

OUR ORGANIZATIONAL STRUCTURE

SOLV Energy, Inc., a Delaware corporation, was formed on April 1, 2025 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through SOLV Energy Holdings LLC and its direct and indirect subsidiaries, and the Original Equity Owners (through SOLV Energy Parent Holdings LP) are the only owners of SOLV Energy Holdings LLC. We will consummate the Transactions, excluding this offering, substantially concurrently with or prior to the consummation of this offering.

Existing Organizational Structure

For U.S. federal income tax purposes, SOLV Energy Holdings LLC was historically an entity disregarded as separate from SOLV Energy Parent Holdings LP, an entity taxed as a partnership for U.S. federal income tax purposes. As a disregarded entity, SOLV Energy Holdings LLC was not subject to U.S. federal income tax. In connection with the Transactions, SOLV Energy Holdings LLC will become a partnership for U.S. federal income tax purposes and will be treated as a continuation of SOLV Energy Parent Holdings LP for U.S. federal income tax purposes. As a partnership for U.S. federal income tax purposes, SOLV Energy Holdings LLC will generally not be subject to U.S. federal income tax, and we will incur income taxes on our allocable share of any net taxable income of SOLV Energy Holdings LLC at the prevailing corporate tax rates.

Transactions

Prior to the Transactions, SOLV Energy Parent Holdings LP will be the sole holder of common stock of SOLV Energy, Inc. We will consummate the following organizational transactions in connection with this offering:

•

we will amend and restate the existing limited liability company agreement of SOLV Energy Holdings LLC, which will become effective substantially concurrently with or prior to the consummation of this offering, to, among other things, (i) recapitalize all existing ownership interests in SOLV Energy Holdings LLC into LLC Interests and (ii) appoint a subsidiary of SOLV Energy, Inc. as the sole managing member of SOLV Energy Holdings LLC upon or prior to the acquisition of LLC Interests by SOLV Energy, Inc. in connection with this offering;

•

we will amend and restate SOLV Energy, Inc.’s certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock;”

•

SOLV Energy, Inc. will acquire, directly or indirectly, LLC Interests held by certain of the existing indirect owners of SOLV Energy Holdings LLC, by means of one or more contributions, mergers or otherwise, including mergers of or contributions of the equity interests of the Blocker Companies, in exchange for     shares of our Class A common stock;

•	we will issue shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

•

we will issue    shares of our Class A common stock to the purchasers in this offering (or    shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $    million (or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions;

•	we will use the net proceeds from this offering to purchase newly issued LLC Interests (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Class A common stock) directly from SOLV Energy Holdings LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

we intend to cause SOLV Energy Holdings LLC to use the net proceeds from the sale of LLC Interests to SOLV Energy, Inc for general corporate purposes, which could include the repayment of certain indebtedness, and growth initiatives, including potential merger and acquisition opportunities, as described under “Use of Proceeds;” and

•

SOLV Energy, Inc. will enter into the Tax Receivable Agreement with SOLV Energy Holdings LLC and each of the TRA Participants. The terms of the Tax Receivable Agreement will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions.”

Organizational Structure Following the Transactions

•

SOLV Energy, Inc. will be a holding company and its principal asset will consist of the LLC Interests it acquires directly from SOLV Energy Holdings LLC and indirectly from certain of the Continuing Equity Owners and the Blocker Shareholders;

•

A wholly-owned subsidiary of SOLV Energy, Inc. will be the sole managing member of SOLV Energy Holdings LLC, and SOLV Energy, Inc., through the managing member, will control the business and affairs of SOLV Energy Holdings LLC and its direct and indirect subsidiaries;

•

SOLV Energy, Inc. will own    LLC Interests of SOLV Energy Holdings LLC, representing approximately    % of the economic interest in SOLV Energy Holdings LLC (or    LLC Interests, representing approximately    % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

American Securities (directly and indirectly including through the Blocker Shareholders) will own (i)     shares of Class A common stock of SOLV Energy, Inc. (or    shares of Class A common stock of SOLV Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of SOLV Energy, Inc.’s common stock and approximately    % of the economic interest in SOLV Energy, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) directly through American Securities’ ownership of LLC Interests and indirectly through SOLV Energy, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in SOLV Energy Holdings LLC (or approximately    % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii)    shares of Class B common stock of SOLV Energy, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) of the combined voting power of all of SOLV Energy, Inc.’s common stock (or    shares of Class B common stock of SOLV Energy, Inc., representing approximately    % (and, together with the    shares of Class A common stock,    %) if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing Equity Owners (excluding American Securities) will collectively own (i)    LLC Interests of SOLV Energy Holdings LLC, representing approximately    % of the economic interest in SOLV Energy Holdings LLC (or LLC Interests, representing approximately    % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii)    shares of Class B common stock of SOLV Energy, Inc., representing approximately    % of the combined voting power of all of SOLV Energy Inc.’s common stock (or    shares of Class B common stock of SOLV Energy, Inc., representing approximately    % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	the purchasers in this offering will own (i) shares of Class A common stock of SOLV Energy, Inc. (or shares of Class A common stock of SOLV Energy, Inc. if the underwriters exercise in full their

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of SOLV Energy, Inc.’s common stock and approximately    % of the economic interest in SOLV Energy, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii) through SOLV Energy, Inc.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in SOLV Energy Holdings LLC (or approximately    % of the economic interest in SOLV Energy Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow our Continuing Equity Owners to retain their equity ownership in SOLV Energy Holdings LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC interests. Investors in this offering will, by contrast, hold their equity ownership in SOLV Energy, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and an initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus).

Through our control of the sole managing member of SOLV Energy Holdings LLC, we will operate and control all of the business and affairs of SOLV Energy Holdings LLC and, through SOLV Energy Holdings LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

this offering, SOLV Energy, Inc. will have a minority economic interest in SOLV Energy Holdings LLC, but will indirectly control the management of SOLV Energy Holdings LLC through its control of its sole managing member. As a result, SOLV Energy, Inc. will consolidate SOLV Energy Holdings LLC and record a significant non-controlling interest in a consolidated entity in SOLV Energy, Inc.’s consolidated financial statements for the economic interest in SOLV Energy Holdings LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). The initial public offering price will impact the relative allocation of LLC Interests issued in the Transactions among the Original Equity Owners and, in turn, the shares of Class A common stock and Class B common stock issued to the Original Equity Owners in the Transactions. Additionally, while the number of shares of Class A common stock being offered hereby to the public will not change, any increase or decrease in the number of shares of Class A common stock sold by SOLV Energy, Inc. in this offering due to a change in the initial public offering price will result in a corresponding increase or decrease in the number of LLC Interests purchased by SOLV Energy, Inc. directly from SOLV Energy Holdings LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering. Therefore, the indirect economic interest in SOLV Energy Holdings LLC represented by the shares of Class A common stock sold in this offering will be largely unaffected by the initial public offering price. See “Use of Proceeds.”

Incorporation of SOLV Energy, Inc.

SOLV Energy, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on April 1, 2025. SOLV Energy, Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of SOLV Energy, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Amendment and Restatement of the SOLV Energy Holdings LLC Agreement

Prior to or substantially concurrently with the consummation of this offering, the existing limited liability company agreement of SOLV Energy Holdings LLC will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of common units that we refer to as “LLC Interests” and provide for a right of redemption of common units in exchange for, at our election, shares of our Class A common stock or cash. See “Certain Relationships and Related Person Transactions—SOLV Energy Holdings LLC Agreements.”

Tax Receivable Agreement

Prior to the completion of this offering, we will enter into a tax receivable agreement with the Continuing Equity Owners and the Blocker Shareholders that provides for cash payments to the TRA Participants equal to a percentage of the tax benefits, if any, that we actually realize or in certain circumstances are deemed to realize as a result of certain tax attributes (calculated using certain assumptions). We will be required to make payments to the TRA Participants under the Tax Receivable Agreement even if all of the Continuing Equity Owners exchange or redeem their remaining LLC Interests, and the payments under the Tax Receivable Agreement will not be conditioned upon continued ownership of our stock by the exchanging Continuing Equity Owners or the Blocker Shareholders. The payment obligations under the Tax Receivable Agreement are obligations of SOLV Energy, Inc. and not of SOLV Energy Holdings LLC. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. The terms of the Tax Receivable Agreement will be described in a subsequent filing.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of      shares of Class A common stock in this offering will be approximately $    , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional     shares of Class A common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of      additional shares of Class A common stock from us, will be approximately $    , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $     per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds that we receive from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase     LLC Interests from SOLV Energy Holdings LLC at a price per LLC Interest equal to the initial public offering price of our Class A common stock, less the underwriting discounts and commissions.

We intend to cause SOLV Energy Holdings LLC to use the net proceeds it receives from us in connection with this offering for general corporate purposes, which could include the repayment of certain indebtedness, and growth initiatives, including potential merger and acquisition opportunities. If the underwriters exercise their option to purchase additional shares of Class A common stock, we will use the additional net proceeds to purchase LLC Interests from certain Original Equity Owners and/or to purchase additional LLC Interests from SOLV Energy Holdings LLC to maintain the one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us.

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $    , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our Class A common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.

Our ability to pay dividends is currently subject to the restrictions specified by our Credit Facilities and may be further restricted by any future indebtedness we incur.

We are a holding company that does not conduct any business operations of our own and has no material assets other than its direct and indirect ownership of LLC Interests. As a result, our ability to pay dividends on our Class A common stock, if our board of directors determines to do so, will be dependent upon the ability of SOLV Energy Holdings LLC to pay cash dividends and distributions to us. SOLV Energy Holdings LLC’s ability to pay cash dividends and distributions to us is currently restricted by the terms of our Credit Facilities and may be further restricted by any future indebtedness we may incur. See “Description of Material Indebtedness.”

If SOLV Energy Holdings LLC makes such distributions, the holders of LLC Interests will be entitled to receive equivalent distributions from SOLV Energy Holdings LLC. However, because we must pay taxes, make payments under the Tax Receivable Agreement and pay our expenses, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by SOLV Energy Holdings LLC to the other holders of LLC Interests on a per share basis. See “Certain Relationships and Related Person Transactions.”

Under the SOLV Energy Holdings LLC Agreement, SOLV Energy Holdings LLC will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Interests at an assumed tax rate (based on the highest combined marginal rate applicable to individuals) in amounts that are at least sufficient to cover the income taxes payable on our and the other LLC Interest holders’ respective allocable shares of the taxable income of SOLV Energy Holdings LLC. We may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, funding repurchases of Class A common stock; acquiring additional newly issued LLC Interests from SOLV Energy Holdings LLC at a per unit price determined by reference to the market value of the Class A common stock; paying dividends, which may include special dividends, on its Class A common stock; cash settling the redemption or direct exchange of LLC Interests at a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed or exchanged; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding LLC Interests, to maintain a one-to-one ratio between LLC Interests and shares of Class A common stock. See “Risk Factors—Risks Related to Our Organizational Structure—Our principal asset after the completion of this offering will be our direct or indirect interest in SOLV Energy Holdings LLC and, as a result, we will depend on distributions from SOLV Energy Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SOLV Energy Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2025:

•	of SOLV Energy Holdings LLC on an actual basis as derived from our historical audited consolidated financial statements included elsewhere in this prospectus;

•	of SOLV Energy, Inc. and its subsidiaries on an as adjusted basis to give effect to the Transactions, excluding this offering; and

•

of SOLV Energy, Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, including the sale of the shares of Class A common stock in this offering at an assumed public offering price of $     per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

The pro forma information set forth in the following table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. The following table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Material Indebtedness,” “Description of Capital Stock” and the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2025
	SOLV Energy Holdings LLC Actual	SOLV Energy, Inc. As Adjusted	SOLV Energy, Inc. Pro Forma
	(in thousands)
Cash and cash equivalents	$208,069	$	$

Long-term debt(1):
Term debt, long-term	392,502
Equipment financing, long-term	23,162
Total long-term debt	$415,664	$	$

Members’ / Stockholders’ equity:
Class A common stock, $ par value; shares authorized	—
Class B common stock, $ par value; shares authorized	—
Additional paid-in capital	—
Accumulated other comprehensive (loss) income	—
Accumulated deficit	(133,674)
Non-controlling interest	3,096
Member’s equity	554,059

Total member’s / stockholders’ equity	423,481

Total capitalization	$839,145	$	$

(1)	For a description of our debt, see “Description of Material Indebtedness.”

Each $1.00 increase or decrease in the public offering price per share of Class A common stock would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital and total members’ / stockholders’ equity on a pro forma basis by approximately $    million and decrease total indebtedness on a pro forma basis by approximately $     million, assuming that the price per share for the offering remains at $     (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Each 1,000,000 share increase or decrease in the number of shares of Class A common stock offered in this offering by us would increase cash and cash equivalents, additional paid-in capital and total members’ / stockholders’ equity on a pro forma basis by approximately $    million and decrease total indebtedness on a pro forma basis by approximately $     million, assuming that the price per share for the offering remains at $     (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our Class A common stock is in excess of the pro forma net tangible book value per share attributable to the Class A common stock held by the existing equity holders.

The Continuing Equity Owners will maintain their LLC Interests after the Transactions, but will be able to cause the exchange of their LLC Interests for shares of Class A common stock. We have presented dilution in pro forma net tangible book value per share assuming that all of the holders of LLC Interests (other than the Company and its subsidiaries) had their LLC Interests exchanged for newly issued shares of Class A common stock on a one-for-one basis and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends from the Company) in order to more meaningfully present the dilutive impact on the investors in this offering.

Our pro forma net tangible book value as of September 30, 2025 was approximately $    , or $     per share of Class A common stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the Transactions and assuming that all of the holders of LLC Interests (other than the Company and its subsidiaries) exchanged their LLC Interests for newly issued shares of Class A common stock on a one-for-one basis.

After giving effect to (i) the Transactions, assuming that all of the holders of LLC Interests (other than the Company and its subsidiaries) exchanged their LLC Interests for newly issued shares of Class A common stock on a one-for-one basis, (ii) the sale of      shares of Class A common stock in this offering at the assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of September 30, 2025 would have been $    , or $    per share of Class A common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $     per share of Class A common stock to our existing equity holders and an immediate dilution in pro forma as adjusted net tangible book value of $     per share of Class A common stock to new investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis given the assumptions above:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of before this offering	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors in this offering	$

The following table summarizes, on the same pro forma basis as of September 30, 2025, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by existing equity holders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $    per share, which is the midpoint of the range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

commissions, assuming that all of the holders of LLC Interests (other than the Company and its subsidiaries) exchanged their LLC Interests for newly issued shares of Class A common stock on a one-for-one basis:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing equity holders			%	$		%	$
Investors in this offering							$

Total		100.0%		$	100.0%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors in this offering by $     million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by      percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. An increase (decrease) of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $     million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by     percentage points, assuming no change in the assumed initial public offering price per share and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

If the underwriters were to fully exercise their option to purchase      additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing equity holders would be     %, and the percentage of shares of our Class A common stock held by new investors would be     %. In addition, if the underwriters exercise their option to purchase addition shares of our Class A common stock in full, a $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) our pro forma as adjusted net tangible book value by $    , the pro forma as adjusted net tangible book value per share after this offering by $     and the dilution per share to new investors by $    , in each after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and tables are based on the number of shares outstanding at     ,     . In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 give effect to the pro forma adjustments related to the organizational transactions, tax receivable agreement and this offering, which we refer to as the “Transactions Adjustments.” The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 give pro forma effect to the Transactions as if they had occurred on January 1, 2024. The unaudited pro forma balance sheet information as of September 30, 2025 gives effect to the pro forma adjustments as if they had occurred on September 30, 2025. See “Capitalization.” The unaudited pro forma financial information has been prepared by our management and is based on SOLV Energy Holdings LLC’s historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X rules effective January 1, 2021.

Our historical financial information as of September 30, 2025 and for the nine months ended September 30, 2025 and the year ended December 31, 2024 has been derived from SOLV Energy Holdings LLC’s consolidated financial statements and accompanying notes included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of SOLV Energy Holdings LLC. See the notes to unaudited pro forma financial information below for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The Transactions Adjustments are described in the notes to the unaudited pro forma consolidated financial information and primarily include:

•	adjustments for the Transactions, the entry into the SOLV Energy Holdings LLC Agreement and the entry into the Tax Receivable Agreement;

•

the recognition of a non-controlling interest in SOLV Energy Holdings LLC held by the Continuing Equity Owners, which will be exchangeable for shares of Class A common stock on a one-for-one basis in accordance with the terms of the SOLV Energy Holdings LLC Agreement;

•

provision for federal and state income taxes of SOLV Energy, Inc. as a taxable corporation at an effective rate of     % and     % for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively, (calculated using a U.S. federal income tax rate of 21%);

•

the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $    , assuming that the shares are offered at $    per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the application directly and indirectly by SOLV Energy, Inc. of the net proceeds from this offering to directly acquire newly issued LLC Interests from SOLV Energy Holdings LLC at a purchase price per LLC Interest equal to the initial public offering price of Class A common stock net of underwriting or placement agent discounts and/or commissions;

•

the application by SOLV Energy Holdings LLC of a portion of the proceeds of the sale of LLC Interests to SOLV Energy, Inc. to (i) pay fees and expenses of approximately $    in connection with this offering and (ii) as otherwise set forth in “Use of Proceeds”; and

•

the redemption of the units held by a minority investor in SOLV Energy Parent Holdings LP in exchange for a note secured by a first priority lien on all of SOLV Energy Parent Holdings LP’s assets, including its equity interests in SOLV Energy Holdings LLC.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

We are in the process of implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and are based on subjective estimates and assumptions that cannot be factually supported. We have not included any pro forma adjustments related to these costs.

Because SOLV Energy, Inc. was formed on April 1, 2025 and prior to the IPO will have no material assets or results of operations until the completion of the IPO, its historical financial information is not included in the unaudited pro forma consolidated financial information for the nine months ended September 30, 2025 and the year ended December 31, 2024.

The unaudited pro forma consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results. Additionally, the unaudited pro forma consolidated financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the Transactions or any integration costs that will not have a continuing impact.

The unaudited pro forma consolidated financial information should be read together with “Our Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

UNAUDITED PRO FORMA CONSOLIDATED

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2025

	Historical SOLV Energy Holdings LLC	Transaction Adjustments		Pro Forma SOLV Energy, Inc.	Offering Adjustments		Pro Forma SOLV Energy, Inc.
(in thousands, except per share data)
Revenue	$1,696,866
Cost of revenue	1,376,505

Gross profit	320,361

Selling, general and administrative expenses	127,749
Amortization expense	42,415
Transaction expenses	—					(4)

Total operating expenses	170,164

Operating income (loss)	150,197
Interest expense	40,433
Interest income	(5,904)
Operating income, net	(408)

Income (loss) before taxes	116,076
Income tax expense	1,842		(1)			(1)

Net income (loss)	$114,234

Net income attributable to non-controlling interests	586		(2)			(2)
Net income attributable to SOLV Energy, Inc.	$113,648
Pro forma net loss per share data						(3)
Pro forma average shares of Class A common stock outstanding
Basic
Diluted
Net loss per share of Class A common stock
Basic
Diluted

See accompanying notes to unaudited pro forma financial information.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

UNAUDITED PRO FORMA CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

	Historical SOLV Energy Holdings LLC	Transaction Adjustments		Pro Forma SOLV Energy, Inc.	Offering Adjustments		Pro Forma SOLV Energy, Inc.
(in thousands, except per share data)	(Restated)
Revenue	$1,847,803
Cost of revenue	1,588,639

Gross profit	259,164

Selling, general and administrative expenses	127,885
Amortization expense	66,347
Transaction expenses	—					(4)

Total operating expenses	194,232

Operating income (loss)	64,932
Loss on debt extinguishment	4,398
Interest expense	55,394
Interest income	(4,601)
Operating income, net	(781)

Income (loss) before taxes	10,522
Income tax expense	598		(1)			(1)

Net income (loss)	$9,924

Net income attributable to non-controlling interests	2		(2)			(2)
Net income attributable to SOLV Energy, Inc.	$9,922
Pro forma net loss per share data						(3)
Pro forma average shares of Class A common stock outstanding
Basic
Diluted
Net loss per share of Class A common stock
Basic
Diluted

See accompanying notes to unaudited pro forma financial information.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Notes to Unaudited Pro Forma Consolidated Financial Information (Year Ended December 31, 2024 and Nine Months Ended September 30, 2025)

(1)

Following the Transactions, SOLV Energy, Inc., will be subject to U.S. federal income taxes, in addition to state and local taxes. As a result, the pro forma statement of operations reflects an adjustment to income tax expense for corporate income taxes to reflect a statutory tax rate of    %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. For U.S. federal income tax purposes, SOLV Energy Holdings LLC was historically an entity disregarded as separate from SOLV Energy Parent Holdings LP, an entity taxed as a partnership for U.S. federal income tax purposes. In connection with the Transactions, SOLV Energy Holdings LLC will become a partnership for U.S. federal income tax purposes and, as a result, its members, including SOLV Energy, Inc., will pay income taxes with respect to their allocable shares of its taxable income.

The pro forma adjustment for income tax expense represents tax expense on income that will be taxable in jurisdictions after our corporate reorganization that previously had not been taxable. The adjustment is calculated as pro forma income before income taxes multiplied by the ownership percentage of the controlling interest and multiplied by the effective tax rate of     %.

	Nine Months Ended September 30, 2025		Twelve Months Ended December 31, 2024
Pro forma income before income taxes	$		$
Ownership % of the controlling interest		%		%
Pro forma income attributable to the controlling interest	$		$
Pro forma effective tax rate		%		%
Transaction adjustment	$		$

(2)

In connection with the Transactions, our wholly-owned subsidiary will be appointed as the sole managing member of SOLV Energy Holdings LLC pursuant to the SOLV Energy Holdings LLC Agreement. As a result, while we will own less than 100% of the economic interest in SOLV Energy Holdings LLC, we will have, through our direct control of the sole managing member, 100% of the voting power and control the management of SOLV Energy Holdings LLC. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of SOLV Energy Holdings LLC and will also have a substantial financial interest in SOLV Energy Holdings LLC, we will consolidate the financial results of SOLV Energy Holdings LLC, and a portion of our net income (loss) will be allocated to non-controlling interests to reflect the entitlement of the Continuing Equity Owners to a portion of SOLV Energy Holdings LLC net income (loss). We will initially hold approximately  % of the outstanding LLC Interests (or approximately  % if the underwriters exercise their option to purchase additional shares of common stock in full), and the remaining LLC Interests will be held by the Continuing Equity Owners. Immediately following the Transactions, the ownership percentage held by the non-controlling interests will be approximately     %. Net loss attributable to the non-controlling interests will represent approximately    % of net loss.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

(3)

Pro forma basic net loss per share of Class A common stock is computed by dividing the pro forma net loss available to Class A common stockholders by the pro forma weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net loss per share of Class A common stock is computed by adjusting the pro forma net loss available to Class A common stockholders and the pro forma weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities.

	Nine Months Ended September 30, 2025	For the Twelve Months Ended December 31, 2024
Pro forma loss per share of Class A common stock	(in thousands)
Numerator:
Pro forma net loss attributable to the issuer’s common stockholders (basic and diluted)	$	$
Denominator:
Pro forma weighted average of shares of common stock outstanding (basic)
Pro forma weighted average of shares of common stock outstanding (diluted)
Pro forma basic loss per share	$	$
Pro forma diluted loss per share

(4)	We incurred approximately $ in expenses in connection with this offering that were not reflected in our historical financial statements, which we do not expect to recur.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(AS OF SEPTEMBER 30, 2025)

	Historical SOLV Energy Holdings LLC	Transaction Adjustments		Pro Forma SOLV Energy Inc.	Offering Adjustments		Pro Forma SOLV Energy, Inc.
($ in thousands, except per share data)
Assets
Current Assets:
Cash and cash equivalents	$208,069		(10)			(1)
Accounts receivable, net	382,800
Contract assets	138,305
Capitalized project development costs	18,798
Prepaid and other current assets	86,393

Total current assets	834,365

Property and equipment, net	97,665
Operating lease right-of-use assets	6,880
Deferred tax asset	—		(2)
Goodwill	428,040
Intangible assets, net	377,723
Other long-term assets	8,564					(3)

Total Assets	$1,753,237

Liabilities and Stockholders’ Equity Current Liabilities:
Accounts payable and accrued expenses	$498,509					(1), (3)
Contract liabilities	342,677
Due to related party	3,299
Current portion of equipment financing	6,438
Current portion of lease liabilities	11,697
Current portion of long-term debt	2,680

Total current liabilities	865,300

Long-Term liabilities:
Term debt, long term	392,502
Equipment financing. long-term	23,162
Lease liabilities. long-term	29,245
Tax receivable liabilities			(4)
Other long-term liabilities	19,547

Total liabilities	1,329,756

Stockholders’ Equity			(7)
Class A common stock, $ par value; shares authorized	—		(5), (6)			(1), (5), (6)
Class B common stock, $ par value; shares authorized	—
Additional paid-in capital	—		(1), (2), (3), (4), (5), (7), (10)			(5), (7)
Accumulated other comprehensive (loss) income	—					(9)
Accumulated deficit	(133,674)
Non-controlling interest	3,096		(5), (7)			(5), (6), (7), (8)
Member’s equity	554,059

Total liabilities and Stockholders’ Equity	$1,753,237

See accompanying notes to unaudited pro forma financial information.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of September 30, 2025)

(1)

We estimate that our net proceeds from this offering will be approximately $    , after deducting underwriting discounts and commissions of approximately $    , based on an assumed initial public offering price of $    per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we expect to receive approximately $    of net proceeds based on an assumed initial public offering price of $    per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $    . All of such offering expenses will be paid for or otherwise borne by SOLV Energy Holdings LLC.

We intend to use     % or approximately $     (or $     if the underwriters exercise their option to purchase additional shares of Class A common stock in full) to acquire newly issued LLC Interests from SOLV Energy Holdings LLC at a purchase price per LLC Interest equal to the initial public offering price of Class A common stock, after deducting the underwriting discounts and commissions, collectively representing  % of SOLV Energy Holdings LLC outstanding LLC Interests (or     %, if the underwriters exercise their option to purchase additional shares of common stock in full).

SOLV Energy Holdings LLC currently intends to use the proceeds from the issuance of LLC Interests to SOLV Energy, Inc. to (i) pay fees and expenses of approximately $    in connection with this offering and (ii) as otherwise set forth in “Use of Proceeds.” See “Use of Proceeds.”

(2)

We are subject to U.S. federal, state and local income taxes and will file income tax returns for U.S. federal and certain state and local jurisdictions. This adjustment reflects the recognition of deferred taxes in connection with the Transaction assuming the federal rates currently in effect and the highest statutory rates apportioned to each state and local jurisdiction. We have recorded a pro forma deferred tax asset adjustment of $    (or $    if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The deferred tax asset includes (i) $    related to temporary differences in the book basis as compared to the tax basis of our investment in SOLV Energy Holdings LLC, and (ii) $    related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreements as described further in Note (4) below. To the extent we determine it is more likely than not that we will not realize the full benefit represented by the deferred tax asset, we will record an appropriate valuation allowance based on an analysis of the objective or subjective negative evidence.

(3)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)

We will record a $    million liability under the Tax Receivable Agreement (or $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock and after giving effect to the application of the net proceeds therefrom) based on our estimate of the aggregate amount that we will pay to the TRA Participants under the Tax Receivable Agreement as a result of the Transactions. Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Participants equal to a percentage of the tax benefits, if any, that we actually realize or in certain circumstances are deemed to realize as a result of certain tax attributes (calculated using certain assumptions). Our obligations under the Tax Receivable Agreements will also apply with respect to any person who is issued LLC Interests in the future and who becomes a party to the Tax Receivable Agreement. See “Our Organizational Structure” and “Certain Relationships and Related Person Transactions.” The terms of the Tax Receivable Agreement will be described in a subsequent filing. See

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

“Certain Relationships and Related Person Transactions—Tax Receivable Agreement.” No adjustment has been made to reflect future exchanges of LLC Interests for shares of our Class A common stock nor for certain future payments made under the Tax Receivable Agreement.

(5)

Upon completion of the Transaction, this offering and the application of the net proceeds from this offering, our wholly-owned subsidiary will be appointed as the sole managing member of SOLV Energy Holdings LLC, and SOLV Energy, Inc. will hold     LLC Interests, constituting  % of the outstanding economic interests in SOLV Energy Holdings LLC (or     LLC Units, constituting  % of the outstanding economic interests in SOLV Energy Holdings LLC if the underwriters exercise their option to purchase additional shares of Class A common stock in full). See “Our Organizational Structure.”

Represents an adjustment to equity reflecting (i) par value for Class A common stock and (ii) a decrease in $     of additional paid-in capital to allocate a portion of SOLV Energy Holdings LLC equity to the non-controlling interests.

(6)

Represents an adjustment to stockholders’ equity reflecting (i) par value of $     for Class A common stock to be outstanding following the Transactions and (ii) a decrease of $     in members’ equity to allocate a portion of SOLV Energy, Inc. equity to the non-controlling interest.

(7)	The following table is a reconciliation of the adjustments impacting additional paid-in-capital:

Reclassification of Original Equity Owners Equity	$
Net adjustment from recognition of deferred tax and tax receivable liabilities
Net proceeds from offering of Class A common stock
Payment of underwriting discounts and commissions in connection with this offering
Acquisition of LLC Interests from certain Original Equity Owners
Reclassification of offering costs incurred in this offering from other assets to additional paid-in capital
Other offering expenses
Adjustment for non-controlling interest
Total	$

(8)

Under the SOLV Energy Holdings LLC Agreement, holders of LLC Interests, including the Continuing Equity Owners, will have the right, from and after the completion of this offering (subject to the terms of the SOLV Energy Holdings LLC Agreement), to require SOLV Energy Holdings LLC to exchange all or a portion of their LLC Interests for newly issued shares of Class A common stock, which may consist of unregistered shares, on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SOLV Energy Holdings LLC Agreement. Additionally, in the event of an exchange request from a holder of LLC Interests, we may, at our option, effect a direct exchange of Class A common stock for LLC Interests or cash in lieu of such exchange. See “Our Organizational Structure.”

(9)	We expect to incur a total of approximately $ million in expenses in connection with this offering, which we do not expect to recur.

(10)

Reflects an adjustment to give effect to the redemption of the units held by a minority investor in SOLV Energy Parent Holdings LP in exchange for a note secured by a first priority lien on all of SOLV Energy Parent Holdings LP’s assets, including its equity interests in SOLV Energy Holdings LLC.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. This discussion refers to the consolidated financial statements of SOLV Energy Holdings LLC and its subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “About This Prospectus—Presentation of Financial Results,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements. We derived the summary consolidated statement of operations data for the years ended December 31, 2024, 2023 and 2022, and the consolidated balance sheet data as of December 31, 2024, from our audited consolidated financial statements as restated and described therein included elsewhere in this prospectus. See “—Overview” and Note 5—Restatement of Previously Issued Consolidated Financial Statements to our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended September 30, 2025 and 2024 and the consolidated balance sheet data as of September 30, 2025 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Overview

We are a leading provider of infrastructure services to the power industry, including engineering, procurement, construction, testing, commissioning, operations, maintenance and repowering. We specialize in designing, building and maintaining utility-scale solar and battery storage projects and related T&D infrastructure. Our customers include project developers, independent power producers and utilities. Our new construction projects are typically executed over 12 to 18 months pursuant to LNTP agreements followed by a lump-sum EPC contract. We provide O&M services pursuant to long-term contracts that typically obligate the customer to pay us a fixed fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis.

On October 7, 2024, we merged with ASP Endeavor Acquisition LLC, the parent company of CS Energy, LLC and CS Energy Devco, LLC. The CS Merger was considered a merger between entities under common control. Due to the common control ownership of SOLV Energy Holdings LLC and CS Energy, LLC and CS Energy Devco, LLC since 2021, the historical financial information of SOLV Energy Holdings LLC was recasted similar to the pooling of interest method and retrospectively adjusted for all periods presented to reflect the combined results of operations, financial position, and cash flow of both entities as if the merger had occurred at the earliest period presented, January 1, 2022.

On January 8, 2025, we acquired 100% of the ownership interests in Sacramento Drilling, Inc., a solar predrill and pile foundation installation contractor based in Sacramento, California. The aggregate consideration for the acquisition was approximately $16.9 million, of which approximately $11.2 million was paid in cash at closing, and $5.5 million is deferred and payable on the one-year anniversary of the acquisition.

On June 13, 2025, we acquired 100% of the ownership interests in Spartan Infrastructure, Inc., a provider of T&D infrastructure services. The aggregate consideration for the acquisition was approximately $66.7 million, which excludes working capital adjustments.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

During the preparation of the interim 2025 financial statements, management identified misstatements in our previously issued financial statements. Such misstatements relate to the misclassification of certain balance sheet and statement of operations line items and indirect taxes and the improper inclusion of intercompany profit when calculating revenue under the percentage-of-completion method. As a result, we have restated our previously issued financial statements for the years ended December 31, 2024, 2023 and 2022 to correct the issues identified in the previously issued financial statements and allow the related accounting for these issues to be reflected consistently between historical and future periods. For additional information on the restatement, see Note 5—Restatement of Previously Issued Consolidated Financial Statements to our audited consolidated financial statements included elsewhere in this prospectus.

The following table sets forth a summary of our financial highlights for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023	2022
(dollars in thousands)			(Restated)	(Restated)	(Restated)
Revenue	$1,696,866	$1,406,854	$1,847,803	$2,100,643	$2,318,265
Gross profit	320,361	177,664	259,164	109,995	97,915
Net income (loss)	114,234	139	9,924	(109,843)	(121,757)
EBITDA(1)	211,911	103,516	146,149	30,260	5,969
Adjusted EBITDA(1)	$241,266	$112,084	$165,133	$52,608	$24,727

(1)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. See “—Key Performance Indicators and Non-GAAP Financial Measures” below for our definition of, and additional information about, EBITDA and Adjusted EBITDA, and for a reconciliation to net income, the most directly comparable U.S. GAAP financial measure.

Revenue disaggregated by job type

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023	2022
(dollars in thousands)			(Restated)	(Restated)	(Restated)
New construction(1)	$1,587,687	$1,351,415	$1,773,868	$1,940,420	$2,264,360
Existing infrastructure(2)	88,653	54,761	73,170	58,981	50,502
Other(3)	20,526	678	765	101,242	3,403

Total	$1,696,866	$1,406,854	$1,847,803	$2,100,643	$2,318,265

(1)	Includes revenue for jobs involving the construction of a new solar, battery storage, T&D or other project pursuant to EPC contracts or LNTP agreements.
(2)	Includes revenues from jobs involving maintaining, upgrading, repowering or expanding existing solar, battery storage, T&D or other projects pursuant to commercial agreements.
(3)

Includes development fees from the sale of projects we developed and sold to third parties and SDI small and large diameter drilling projects. Also includes certain construction management services that we no longer offer.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

New construction revenue by project type

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023	2022
(dollars in thousands)			(Restated)	(Restated)	(Restated)
Solar PV / Solar PV + Battery Storage	$1,440,636	$1,276,539	$1,635,936	$1,915,898	$2,258,835
Standalone Battery Storage	67,971	50,913	94,605	18,243	5,525
T&D	79,080	23,963	43,327	6,279	—

Total	$1,587,687	$1,351,415	$1,773,868	$1,940,420	$2,264,360

Backlog

For infrastructure services providers, backlog can be an indicator of future revenue. Different companies define and calculate backlog in different manners. Additionally, backlog differs from the amount of our remaining performance obligations, which are described in Note 6—Revenue from Contracts with Customers in the notes to our audited consolidated financial statements included elsewhere in this prospectus. We have two measures of backlog: (1) Next 12 Months Backlog, which includes Signed Backlog and Awarded Backlog (each as defined below) and Estimated Corrective Maintenance Backlog (as defined below) that we anticipate will be recognized as revenue over the next twelve months, and (2) Total Backlog, which includes all Signed Backlog and Awarded Backlog, and Estimated Corrective Maintenance Backlog. Our backlog includes the following categories of projects:

Signed Backlog: Represents the anticipated revenue from the uncompleted portions of existing contracts where scope is adequately defined, and we have enforceable rights to consideration. Signed Backlog includes the value of EPC contracts in which FNTP/NTP is enacted, LNTP agreements and the minimum amounts over the remaining term of O&M agreements that have not yet been recognized as revenue. The remaining value of EPC contracts can increase or decrease based on change orders that are mutually agreed between us and the customer during the construction process. We do not consider renewals or the impact of early terminations when estimating our backlog from O&M agreements.

Awarded Backlog: Represents the anticipated revenue from contracts where the customer has agreed upon the price for the job and signed an LNTP agreement in anticipation of entering into an EPC contract with us, but has not yet executed such contract. When a customer has an existing executed LNTP agreement with us, we include that value in Signed Backlog. Awarded Backlog only includes the remaining expected value of the EPC contract. Awarded Backlog also includes the value of those EPC contracts where FNTP/NTP has yet to be enacted.

Estimated Corrective Maintenance Backlog: Represents the estimated revenue from corrective maintenance work on sites where we have an existing O&M agreement over the remaining term of the agreement. Under the terms of our O&M agreements, we provide preventative maintenance services pursuant to a fixed fee and corrective maintenance on a time and materials basis. We estimate Estimated Corrective Maintenance Backlog by multiplying the average annual revenues we have generated from corrective maintenance, expressed as a percentage of the fixed preventative maintenance revenues we generated in the same periods since 2022 (the “CM Ratio”) by the total amount of remaining minimum preventative maintenance fees we are due pursuant to O&M agreements. As of September 30, 2025 and December 31, 2024, the CM Ratio was 75% or $0.75, 82%, or $0.82, respectively, of corrective maintenance revenue per $1.00 of preventative maintenance.

Backlog should not be considered a comprehensive indicator of future revenue, as a percentage of our revenue is derived from change orders and other revenues that are not included in our backlog. Additionally, any of our contracts may be terminated by our customers on relatively short notice. In the event of a project cancellation, we are typically reimbursed for all of our negotiated costs through a specific date, as well as all reasonable costs associated with demobilizing from the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

jobsite, but typically we have no contractual right to the total revenue reflected in Awarded Backlog. Projects can also remain in backlog for extended periods of time as a result of customer delays, permitting or regulatory delays, equipment delays or project specific issues. We do not include future revenue from projects where scope, and therefore value, is not adequately defined in our backlog. For more information on backlog, please see the “— Key Performance Indicators and Non-GAAP Financial Measures” discussion below.

The following table summarizes our Next 12 Months and Total Backlog by contract type:

	As of September 30, 2025
	Next 12 Mos	Total
(in millions)
Signed Backlog
EPC Contracts & LNTP Agreements	$1,357,991	$1,525,605
O&M Agreements	61,946	257,044

Total	1,419,937	1,782,649

Awarded Backlog
EPC Contracts & LNTP Agreements	1,559,347	4,703,608

Estimated Corrective Maintenance Backlog	38,842	186,053

Total Backlog	$3,018,126	$6,672,310

Components of our Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We provide EPC services to our customers primarily under lump sum contracts and O&M services pursuant to long-term contracts that typically obligate the customer to pay us a fixed fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis. We recognize revenue from EPC services using the percentage-of-completion method, which is generally measured as the percentage of costs incurred to date to total estimated costs. The percentage-of-completion is then multiplied by estimated total contract values to determine revenue in the period. During the nine months ended September 30, 2025 and the year ended December 31, 2024, approximately 93.6% and 96.0%, respectively, of our revenues recognized were associated with this revenue recognition method.

Our actual revenues from EPC services can vary, sometimes substantially, from previous estimates due to changes in a variety of factors, including unforeseen or changed circumstances not included in management’s cost estimates or covered by the contracts. Changes in cost estimates on certain contracts may result in the issuance of change orders, which can be approved or unapproved by the customer, or the assertion of contract claims. Management determines the probability that costs associated with change orders and claims will be recovered based on, among other things, contractual entitlement, past practices with the customer and specific discussions or preliminary negotiations with the customer.

We recognize revenue from O&M services in two different ways. For standard O&M service contracts with specified service periods, revenue is recognized on a straight-line basis over the service period. For other O&M service contracts that are based on time and materials rates, such as repair, replacement, and refurbishment services, revenue is recognized using an output method.

Change orders are a type of variable consideration that are generally not distinct from the existing contract due to the significant integration service provided in the context of the contract. Estimates of variable consideration and

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

the determination of whether to include estimated amounts in the transaction price are based on an assessment of the anticipated performance and all information that is reasonably available. We recognize revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved.

Cost of revenue and Gross profit

Cost of revenue consist primarily of labor costs, costs for subcontractors, equipment rentals, materials and supplies, insurance, depreciation of property and equipment and software. Gross profit represents revenue less cost of revenue. Gross profit will generally be lower if actual costs to complete a contract exceed our contract costs estimated as we are unable to pass the increased cost to our customers. Estimated losses on contracts, or the excess of the total estimated costs to complete a contract over the contract’s total estimated contract price, are recognized in the period in which such losses are determined. Factors impacting our cost of revenue and gross profit are described in the “—Key Factors Affecting Our Performance” section below.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of administrative salaries and benefits, non-cash stock compensation and related benefits for management, certain other employee expenses, including travel and training, marketing, office rent and utilities, professional fees, expenses associated with information technology used in administration of the business, and depreciation of property and equipment and software. We anticipate that our general and administrative expenses will increase as a result of becoming a public company.

Interest expense

Interest expense consists of interest expense on outstanding debt obligations, finance leases and amortization of deferred financing costs.

Interest income

Interest income consists of interest earned on cash, customer late payments, and other investments.

Other income, net

Other income, net consists of fair value gains and losses on our investments, changes in fair value of derivative instruments, and gain and losses on disposed long-term assets.

Non-controlling interest

In connection with the Transactions, our wholly-owned subsidiary will be appointed as the sole managing member of SOLV Energy Holdings LLC pursuant to the SOLV Energy Holdings LLC Agreement. Because we will indirectly manage and operate the business and control the strategic decisions and day-to-day operations of SOLV Energy Holdings LLC and will also have a substantial financial interest in SOLV Energy Holdings LLC, we will consolidate the financial results of SOLV Energy Holdings LLC, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Continuing Equity Owners to a portion of SOLV Energy Holdings LLC’s net income (loss). We will hold approximately     % of the LLC Interests (or approximately     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and the remaining LLC Interests will be held by the Continuing Equity Owners.

Income tax expense

Our business was historically operated through SOLV Energy Holdings LLC, a limited liability company. For U.S. federal income tax purposes, SOLV Energy Holdings LLC was historically treated as an entity disregarded

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

as separate from SOLV Energy Parent Holdings LP, a Delaware limited partnership that is a partnership for U.S. federal income tax purposes. As a disregarded entity, SOLV Energy Holdings LLC was not subject to U.S. federal income tax; however, historical income tax expense reflects certain state and local taxes, and U.S. federal, state and local income taxes of any subsidiary corporations owned by SOLV Energy Holdings LLC.

In connection with the Transactions, SOLV Energy Holdings LLC will become a partnership for U.S. federal income tax purposes (which will be a continuation of SOLV Energy Parent Holdings LP for U.S. federal income tax purposes) and SOLV Energy, Inc. will acquire LLC Interests in SOLV Energy Holdings LLC. As a partnership for U.S. federal income tax purposes, SOLV Energy Holdings LLC will generally not be subject to U.S. federal income tax. As a result of its ownership of LLC Interests, SOLV Energy, Inc., which is a corporation for U.S. federal income tax purposes, will be subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of SOLV Energy Holdings LLC and will be taxed at the prevailing corporate tax rates.

Key Factors Affecting Our Performance

Our revenues, profit, margins and other results of operations can be influenced by a variety of factors in any given period, including those described under the section entitled “Risk Factors” included elsewhere in this prospectus, and those factors have caused fluctuations in our results in the past and are expected to cause fluctuations in our results of operations in the future. Additional information with respect to such factors is provided below.

Seasonal and Severe Weather Conditions. The results of our business in a given period can be impacted by seasonal and adverse weather conditions, severe weather events, natural disasters or other emergencies. Such events include, among other things, heavy or prolonged snowfall or rainfall, hurricanes, tropical storms, tornadoes, floods, blizzards, extreme temperatures, wildfires and earthquakes. Adverse weather conditions can affect project margins in a given period. For example, extended periods of rain or snowfall can negatively affect revenue and project margins due to reduced productivity from projects being delayed or temporarily halted. Climate change has the potential to increase the frequency and extremity of severe weather events. These conditions and events can negatively impact our financial results due to, among other things, the termination, deferral or delay of projects, reduced productivity and exposure to significant liabilities due to failure of electrical power or other infrastructure on which we have performed services.

Project Margins. Overall project margins may fluctuate period to period due to project pricing and job conditions, changes in the cost of labor and materials, availability and cost of components and materials, crew availability, job productivity and work volume. Job productivity can be affected by a number of factors, including unexpected project difficulties or site conditions, quality of the work crew and equipment, the quality of engineering specifications and designs, availability of skilled labor, availability and cost of components and materials, inclement weather or severe weather events, environmental or regulatory factors, customer decisions or delays and crew productivity. For example, in 2022 and 2023, our project margins were impacted by inflation, supply chain disruptions related to the COVID-19 pandemic, unexpected site conditions in new project geographies, and the impact from the separation from Swinerton in transition to a standalone company. This had an adverse impact on our gross margins in 2022 and 2023. Excluding the impact from the merger with CS Energy in October 2024, our margins in 2024 and 2025 have recovered and are comparable to our gross margins in 2020 and 2021 prior to our separation from Swinerton.

Permitting and Interconnection. Our projects typically require interconnection and permitting prior to commencing construction, and we may be affected by regulatory and utility delays as a result. Permitting and interconnection related delays are beyond our control and can negatively impact our ability to complete the project in accordance with the required delivery schedule, performance requirements or achieve our anticipated margin on the project. While we may seek to recover our additional costs resulting from our customers’ delays, those costs may not be recoverable, and in some cases, we may even be required to compensate the customer for such delays, including in circumstances where we have guaranteed project completion or performance by a scheduled date and incur liquidated damages if we do not meet such schedule.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Inflation. Our operations are affected by increases in prices, whether caused by inflation, rising interest rates or other economic factors. We attempt to recover anticipated increases in the cost of labor, equipment, fuel and materials through price escalation provisions that allow us to adjust billing rates for certain major contracts annually; by considering the estimated effect of such increases when bidding or pricing new work; or by entering into back-to-back contracts with suppliers and subcontractors.

Tariffs. Our business may be affected by tariffs that increase the cost of materials and equipment we use, which we try to mitigate through contractual protections with our customers, price increases and other cost reduction measures. The potential for continued economic uncertainty may have adverse impacts to the levels of future customer contracts and our future business operations, financial condition, and liquidity. We caution that significant uncertainty remains due to supply chain challenges, inflationary costs, ongoing geopolitical and macroeconomic uncertainties, especially with the latest tariff announcements, and the possible impact on trade between the U.S. and the rest of the world, among other factors.

Macroeconomic Policy. Our business may be affected by changes in laws and regulations as a result of shifting macroeconomic policy. The enactment of the OBBBA has resulted in modifications to tax regulations affecting the renewable energy industry and the Company continues to evaluate the impact that they may have on its business and the pacing of its current and future projects. Additionally, the OBBBA expanded certain Foreign Entity of Concern (“FEOC”) restrictions under the IRA, including expanding the types of entities that are subject to FEOC limitations and will thus be unable to take advantage of IRA credits. Certain of our suppliers or partners may be affected by such regulations, which could result in supply chain challenges. Collectively, these actions could have a material impact on future levels of investment in utility-scale solar projects and on our projects.

Costs Related to Becoming a Public Company

To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage and train management level and other employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including, among others, public reporting obligations, costs to comply with the Sarbanes-Oxley Act, increased professional fees for accounting, proxy statements and stockholder meetings, equity plan administration, stock exchange fees, transfer agent fees, SEC and Financial Industry Regulatory Authority, Inc., or FINRA fees, filing fees, legal fees and offering expenses. In addition, upon the completion of this offering, we will be a party to the Tax Receivable Agreement with the TRA Participants and will be required to make certain payments to them in accordance with the terms of the Tax Receivable Agreement. See “—Effects of the Transactions.”

Effects of the Transactions

SOLV Energy, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering, including the Transactions. SOLV Energy, Inc. is a holding company, and its sole material asset will be its direct and indirect ownership interest in SOLV Energy Holdings LLC. For more information regarding our reorganization and holding company structure, see “Our Organizational Structure—Transactions.” Upon completion of this offering, all of our business will be conducted through SOLV Energy Holdings LLC and its consolidated subsidiaries, and the financial results of SOLV Energy Holdings LLC and its consolidated subsidiaries will be included in the consolidated financial statements of SOLV Energy, Inc.

For U.S. federal income tax purposes, SOLV Energy Holdings LLC was historically an entity disregarded as separate from SOLV Energy Parent Holdings LP, an entity taxed as a partnership for U.S. federal income tax purposes. As a disregarded entity, SOLV Energy Holdings LLC was not subject to U.S. federal income tax. In connection with the Transactions, SOLV Energy Holdings LLC will become a partnership for U.S. federal income tax purposes and will be treated as a continuation of SOLV Energy Parent Holdings LP for U.S. federal income tax purposes. As a partnership for U.S. federal income tax purposes, SOLV Energy Holdings LLC will generally not be subject to U.S. federal income tax with the exception of any subsidiary corporations that will be subject to U.S. federal, state and local corporate income tax. As a result of its direct or indirect ownership of LLC

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Interests, SOLV Energy, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of SOLV Energy Holdings LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, SOLV Energy, Inc. also will incur expenses related to our operations and it will be required to make payments to the TRA Participants in accordance with the Tax Receivable Agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. Actual tax benefits realized by SOLV Energy, Inc. may differ from tax benefits calculated under the Tax Receivable Agreement. The payments that we may be required to make under the Tax Receivable Agreement to the TRA Participants may be significant.

Results of Operations

A discussion of our results of operations for the nine months ended September 30, 2025 and 2024 and the years ended December 31, 2024, 2023 and 2022 are set forth below.

Nine Months Ended September 30, 2025 Compared to Nine Months Ended September 30, 2024

The following table summarizes our consolidated results of operations for the nine months ended September 30, 2025 and 2024, including as a percentage of revenue, as well as the dollar and percentage change from the prior year’s nine months ended:

	Nine Months Ended September 30,				Change
	2025		2024		$	%
(in thousands)
Revenue	$1,696,866	100.0%	$1,406,854	100.0%	$290,012	20.6%
Cost of revenue	1,376,505	81.1%	1,229,190	87.4%	147,315	12.0%

Gross profit	320,361	18.9%	177,664	12.6%	142,697	80.3%
Selling, general and administrative expenses	127,749	7.5%	87,530	6.2%	40,219	45.9%
Amortization expense	42,415	2.5%	49,978	3.6%	(7,563)	-15.1%

Total operating expenses	170,164	10.0%	137,508	9.8%	32,656	23.7%

Operating income	150,197	8.9%	40,156	2.9%	110,041	274.0%
Interest expense	40,433	2.4%	41,661	3.0%	(1,228)	-2.9%
Interest income	(5,904)	-0.3%	(1,956)	-0.1%	(3,948)	NM
Other income, net	(408)	0.0%	(685)	0.0%	277	NM

Income before income taxes	116,076	6.8%	1,136	0.1%	114,940	NM
Income tax expense	1,842	0.1%	997	0.1%	845	NM

Net income	114,234	6.7%	139	—%	114,095	NM
Less: net income attributable to non-controlling interest	586	0.0%	(2)	0.0%	588	NM

Net income attributable to controlling interests	$113,648	6.7%	$141	—%	$113,507	NM

NM – Percentage is not meaningful

Revenue

Revenue increased by $290.0 million to $1,696.9 million for the nine months ended September 30, 2025 compared to $1,406.9 million for the nine months ended September 30, 2024, which was primarily driven by an increase in new construction of $183.3 million, growth in existing infrastructure of $33.9 million, increases of development sales of $12.9 million and revenues from acquisition activity of $59.9 million.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Cost of revenue

Cost of revenue increased by $147.3 million to $1,376.5 million for the nine months ended September 30, 2025 compared to $1,229.2 million for the nine months ended September 30, 2024, which generally correlates to the increase in revenues. Gross margin increased for the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024 due to productivity efficiencies, improved pricing, exiting construction management activities for certain customers, and capitalized project development costs written off during the year.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $40.2 million to $127.7 million for the nine months ended September 30, 2025 compared to $87.5 million for the nine months ended September 30, 2024, which was primarily as a result of additional changes of $26.6 million related to more investment in the organization to support administrative needs and new growth, $15.8 million of non-recurring costs related to mergers and acquisitions, integration costs, and costs to prepare the company for an initial public offering, $0.8 million of higher depreciation expense, partially offset by $3.0 million of lower non-cash compensation expense.

Amortization expense

Amortization expense decreased by $7.6 million to $42.4 million for the nine months ended September 30, 2025 compared to $50.0 million for the nine months ended September 30, 2024, which was a result of fully amortizing intangible assets during the period. This was offset by newly acquired amortization expense from recent acquisitions.

Interest expense

Interest expense decreased by $1.2 million to $40.4 million for the nine months ended September 30, 2025 compared to $41.6 million for the nine months ended September 30, 2024, which was primarily a result of lower floating interest rates on Term Loans, which are reset quarterly.

Interest income

Interest income increased by $3.9 million to $5.9 million for the nine months ended September 30, 2025 compared to $2.0 million for the nine months ended September 30, 2024, which was primarily as a result of customer interest received from delayed payments of $2.6 million and higher interest income on higher cash balances.

Other income, net

Other income, net decreased by $0.3 million to income of $0.4 million for the nine months ended September 30, 2025 compared to income of $0.7 million for the nine months ended September 30, 2024, which was a result of a $0.4 million increase in the gain from the disposal of assets offset by a $0.7 million decrease in the change in the fair value of investments.

Income tax expense

Income tax expense, net increased by $0.8 million to $1.8 million for the nine months ended September 30, 2025, compared to $1.0 million for the nine months ended September 30, 2024, which was primarily due to changes in state taxes.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Year ended December 31, 2024 compared to year ended December 31, 2023

The following table summarizes our annual consolidated results of operations, including as a percentage of revenue, as well as the dollar and percentage change from the prior year:

	Year Ended December 31,				Change
	2024		2023		$	%
(in thousands)	(Restated)		(Restated)
Revenue	$1,847,803	100.0%	$2,100,643	100.0%	$(252,840)	-12.0%
Cost of revenue	1,588,639	86.0%	1,990,648	94.8%	(402,009)	-20.2%

Gross profit	259,164	14.0%	109,995	5.2%	149,169	135.6%
Selling, general and administrative expenses	127,885	6.9%	95,836	4.6%	32,049	33.4%
Amortization expense	66,347	3.6%	67,048	3.2%	(701)	-1.0%

Total operating expenses	194,232	10.5%	162,884	7.8%	31,348	19.2%

Operating income (loss)	64,932	3.5%	(52,889)	-2.5%	117,821	-222.8%
Loss on debt extinguishment	4,398	0.2%	—	0.0%	4,398	NM
Interest expense	55,394	3.0%	59,702	2.8%	(4,308)	-7.2%
Interest income	(4,601)	-0.2%	(1,634)	-0.1%	(2,967)	NM
Other income, net	(781)	0.0%	(1,318)	-0.1%	537	NM

Income (loss) before income taxes	10,522	0.6%	(109,639)	-5.2%	120,161	-109.6%
Income tax expense	598	0.0%	204	0.0%	394	NM

Net income (loss)	9,924	0.5%	(109,843)	-5.2%	119,767	-109.0%
Less: net income attributable to non-controlling interest	2	0.0%	1	0.0%	1	NM

Net income (loss) attributable to controlling interests	$9,922	0.5%	$(109,844)	-5.2%	$119,766	-109.0%

NM – Percentage is not meaningful

Revenue

Revenue decreased by $252.8 million to $1,847.8 million for the year ended December 31, 2024 compared to $2,100.6 million for the year ended December 31, 2023, which was primarily a result of a reduction in EPC projects of $166.5 million due to increased selectivity of projects with a focus of driving higher margins and profitability, lower development sales of $34.4 million due to timing of construction completion, and exiting construction management projects of $66.1 million, partially offset by increased maintenance services of $14.2 million.

Cost of revenue

Cost of revenue decreased by $402.0 million to $1,588.6 million for the year ended December 31, 2024 compared to $1,990.6 million for the year ended December 31, 2023, which was driven by productivity efficiencies, improved pricing and exiting construction management activities for certain customers.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $32.0 million to $127.9 million for the year ended December 31, 2024 compared to $95.8 million for the year ended December 31, 2023, which was primarily a result of a $26.7 million higher bonus cost and additional changes of $5.3 million related to more investment in the organization to support administrative needs and new growth.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Amortization expense

Amortization expense decreased by $0.7 million to $66.3 million for the year ended December 31, 2024 compared to $67.0 million for the year ended December 31, 2023, which was a result of fully amortizing intangible assets during the year.

Loss on extinguishment of debt

Loss on debt extinguishment increased to $4.4 million for the year ended December 31, 2024, compared to $0.0 million for the year ended December 31, 2023, which was primarily a result of consolidating debt upon the completion of the CS Merger.

Interest expense

Interest expense decreased by $4.3 million to $55.4 million for the year ended December 31, 2024 compared to $59.7 million for the year ended December 31, 2023, which was primarily as a result of lower average outstanding balances of our debt, which resulted in a reduction of interest expense of $3.0 million and lower floating interest rates on the Term Loans, which are reset quarterly, resulting in lower interest expense of $1.7 million.

Interest income

Interest income increased by $3.0 million to $4.6 million for the year ended December 31, 2024 compared to $1.6 million for the year ended December 31, 2023, which was primarily a result of interest on delayed payments from a customer, which resulted in interest income of $2.3 million, and higher interest income on higher cash balances, which resulted in higher interest income of $0.7 million.

Other income, net

Other income, net decreased by $0.5 million to $0.8 million for the year ended December 31, 2024 compared to the $1.3 million for the year ended 2023, which was primarily from a $0.7 million decrease in income from development projects and a $0.2 million loss on the disposal of assets, partially offset by a $0.2 gain due to a fair value adjustment on an interest rate swap.

Income tax expense

Income tax expense, net increased by $0.4 million to $0.6 million for the year ended December 31, 2024, compared to $0.2 million for the year ended December 31, 2023, which was primarily due to changes in state business mix.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Year ended December 31, 2023 compared to year ended December 31, 2022

The following table summarizes our annual consolidated results of operations, including as a percentage of revenue, as well as the dollar and percentage change from the prior year:

	Year Ended December 31,				Change
	2023		2022		$	%
(in thousands)	(Restated)		(Restated)
Revenue	$2,100,643	100.0%	$2,318,265	100.0%	$(217,622)	-9.4%
Cost of revenue	1,990,648	94.8%	2,220,350	95.8%	(229,702)	-10.3%

Gross profit	109,995	5.2%	97,915	4.2%	12,080	12.3%
Selling, general and administrative expenses	95,836	4.6%	101,213	4.4%	(5,377)	-5.3%
Amortization expense	67,048	3.2%	78,996	3.4%	(11,948)	-15.1%

Total operating expenses	162,884	7.8%	180,209	7.8%	(17,325)	-9.6%

Operating income (loss)	(52,889)	-2.5%	(82,294)	-3.5%	29,405	-35.7%
Interest expense	59,702	2.8%	39,660	1.7%	20,042	50.5%
Interest income	(1,634)	-0.1%	(202)	0.0%	(1,432)	NM
Other income, net	(1,318)	-0.1%	—	0.0%	(1,318)	NM

Income (loss) before income taxes	(109,639)	-5.2%	(121,752)	-5.3%	12,113	-9.9%
Income tax expense	204	0.0%	5	0.0%	199	NM

Net income (loss)	(109,843)	-5.2%	(121,757)	-5.3%	11,914	-9.8%

Less: net income attributable to non-controlling interests	1	0.0%	1	0.0%	—	NM

Net income (loss) attributable to controlling interests	$(109,844)	-5.2%	$(121,758)	-5.3%	$11,914	-9.8%

NM – Percentage is not meaningful

Revenue

Revenue decreased by $217.6 million to $2,100.6 million for the year ended December 31, 2023, compared to $2,318.3 million for the year ended December 31, 2022, which was primarily due to timing in the completion of EPC projects, which resulted in decreased revenue of $323.9 million. Partially offsetting this decrease was an increase of $64.3 million from a large construction management project, increased development sales of $33.5 million, and increased maintenance services of $8.5 million.

Cost of revenue

Cost of revenue primarily includes employee compensation, costs for subcontractors, equipment rentals, materials and supplies, insurance, depreciation of property and equipment and software, and other direct and indirect costs.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $5.4 million to $95.8 million for the year ended December 31, 2023 compared to $101.2 million for the year ended December 31, 2022, primarily as a result of a $5.1 million decrease in bonus awards compared to the prior year.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Amortization expenses

Amortization expense decreased by $11.9 million to $67.0 million for the year ended December 31, 2023 compared to $79.0 million for the year ended December 31, 2022, which was primarily a result of fully amortizing intangible assets during the year.

Interest expense

Interest expense increased by $20.0 million to $59.7 million for the year ended December 31, 2023 compared to $39.7 million for the year ended December 31, 2022, which was primarily a result of higher interest rates on the Term Loans, which are reset quarterly, resulting in higher interest expense of $13.9 million and higher average outstanding balances on our debt, which resulted in an increase of interest expense of $5.1 million.

Interest Income

Interest income increased by $1.4 million to $1.6 million for the year ended December 31, 2023 compared to $0.2 million for the year ended December 31, 2022, which was primarily a result of higher interest rates, which are based on benchmark floating rates.

Other income, net

Other income, net increased by $1.3 million to $1.3 million for the year ended December 31, 2023 compared to the $0.0 million for the year ended December 31, 2022, which was primarily a result of an increased investment income on development projects of $1.5 million, partially offset by $0.2 million increase in the loss on the remeasurement of our interest rate derivative.

Income tax expense

Income tax expense, net increased by $0.2 million to $0.2 million for the year ended December 31, 2023, compared to $0.0 million for the year ended December 31, 2022, which was primarily due to changes in state business mix.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We have historically funded our operations and business activities primarily from cash flows from operating activities as well as borrowings under our Credit Facilities (as defined herein). Our principal uses of cash include cash used in operations, cash payments for property and equipment, distributions to Original Equity Owners and payments made pursuant to the terms of our Credit Facilities. As of September 30, 2025, we had $208.1 million of cash and $78.8 million of undrawn availability under our Revolving Facility (as defined herein).

Prior to the completion of this offering, our primary funding needs will be to fund operations, purchase property and equipment, make distributions to Original Equity Owners, make payments pursuant to the terms of our Credit Facilities, and fund business development activity, including acquisitions. To address these short-term liquidity requirements, we anticipate relying on our existing cash, the net cash flows generated by our operations and availability under our Revolving Facility. For the nine months ended September 30, 2025, we incurred $13.2 million of total capital expenditures. For the year ended December 31, 2025, we estimate total capital expenditures to be up to $15.0 million.

After the completion of this offering, we expect that our primary funding needs will be to fund operations, purchase property and equipment, make payments under our Tax Receivable Agreement, make distributions to our Continuing Equity Owners, make payments pursuant to the terms of our Credit Facilities, pay income taxes and fund business development activities, including acquisitions.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. SOLV Energy, Inc. is a holding company with no material assets other than its ownership of the LLC Interests. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock, pay taxes and make payments under the Tax Receivable Agreement is subject to the ability of SOLV Energy Holdings LLC to provide distributions to us. Deterioration in the financial condition, earnings or cash flow of SOLV Energy Holdings LLC for any reason could limit or impair SOLV Energy Holdings LLC’s ability to pay such distributions to us. Additionally, to the extent that we need funds and SOLV Energy Holdings LLC is restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or SOLV Energy Holdings LLC is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

We anticipate that the distributions we will receive from SOLV Energy Holdings LLC may, in certain periods, exceed our actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors, in its sole discretion, may make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on our Class A common stock. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock or otherwise take ameliorative actions between LLC Interests and shares of Class A common stock and instead, for example, hold such cash balances, holders of LLC Interests (other than SOLV Energy, Inc.) may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances.

We will enter into a Tax Receivable Agreement, which will provide for payment to the TRA Participants of a percentage of the tax benefits, if any, that we actually realize or are deemed to realize in certain circumstances (calculated using certain assumptions). Payments under the Tax Receivable Agreement will be our obligations and not obligations of SOLV Energy Holdings LLC. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or SOLV Energy Holdings LLC.

Although the actual timing and amount of any payments that we may make under the Tax Receivable Agreement will vary, we expect the payments we may be required to make to the TRA Participants could be substantial. Assuming there are no material changes in the relevant tax laws, that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and that all exchanges or redemptions would occur immediately after the initial public offering, based on the assumed initial public offering price of $    per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, we would be required to pay approximately $    million over the fifteen-year period from the date of this offering. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. Thus, the actual amounts we will be required to pay under the Tax Receivable Agreement may be significantly different from the amounts described above as a result of a number of factors, including the timing of future redemptions or exchanges, the price of shares of our Class A common stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable, any changes in tax rates, and the amount and timing of our income.

We believe that our existing cash balances, cash flows from our operations and borrowings under our Revolving Facility will be sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, including significant expenditures that may be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of expenditures or to make future acquisitions. In the event that the amount of capital required is greater than the amount we have available, we could be required to reduce the expected level of expenditures and/or seek additional capital. We anticipate that to the extent that we require

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

additional liquidity, it will be funded through the proceeds from this offering, the incurrence of additional indebtedness, the issuance of additional equity, or a combination thereof. If we seek additional capital, we may do so through additional borrowings under our Credit Facilities, offerings of debt or equity securities, other financing transactions, joint ventures, asset sales, or other means. We cannot guarantee that such additional capital will be available to us on acceptable terms or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. See “Risk Factors.” If we are unable to generate sufficient cash flow from operations or otherwise obtain the additional capital we need, we may not be able to finance the expenditures necessary to conduct our operations or to make acquisitions. If we decide to incur additional debt or to sell or issue additional equity to finance our operations or acquisitions, any such decision could result in additional expenses, the entry into debt agreements with covenants that limit our operational or financial flexibility or additional dilution to our stockholders.

Revolving Facility

On December 23, 2021, we entered into the Opco RCF Credit Agreement (as defined herein) with various lenders, pursuant to which such lenders agreed to provide total commitments in an aggregate principal amount equal to $60.0 million. On October 7, 2024, the Opco RCF Credit Agreement was amended to increase the total commitments under the Revolving Facility to an aggregate principal amount of $90.0 million. The Revolving Facility bears interest, at our option, at the highest of (a) the Federal Funds Effective Rate, plus 0.50%, (b) the Prime Rate, or (c) the Term SOFR (in each case as such term is defined in the Opco RCF Credit Agreement) for a one-month tenor (not less than the applicable floor) plus 1.00% with an applicable rate per annum equal to 2.75% in the case of ABR Loans and a rate per annum equal to 3.75% in the case of SOFR Loans. The Revolving Facility is subject to an annual unused line fee of 0.50%. Key financial covenants under the Revolving Facility include maintaining a leverage ratio that does not exceed 6.50 to 1.0 and a fixed charge coverage ratio that exceeds 1.20 to 1.0. We are not aware of any instances of noncompliance with the key financial covenants as of September 30, 2025. The Revolving Facility matures on October 7, 2028. See “Description of Material Indebtedness” for a discussion of the terms of the Revolving Facility.

As of September 30, 2025, we had no outstanding cash borrowings and $11.2 million in letters of credit issued and outstanding under the Revolving Facility.

Term Loans

On October 7, 2024, we entered into the Holdco Term Loan Credit Agreement (as defined herein) with various lenders, pursuant to which such lenders agreed to provide an initial term loan facility in an aggregate principal amount of $373.7 million. On January 9, 2025, the Holdco Term Loan Credit Agreement was amended to provide an additional incremental commitment of $32.5 million. Borrowings under the Holdco Term Loan Credit Agreement bear interest, at our option, at an annual rate equal to either (a) Term SOFR plus 6.75% or (b) the Alternate Base Rate (as defined in the Holdco Term Loan Credit Agreement) plus 5.75%, in each case, subject to a 1.00% floor. Prior to January 9, 2025, borrowings under the Holdco Term Loan Credit Agreement amortized at an annual rate equal to 1.00%, which was payable in equal quarterly installments of 0.25% of the original principal amount. As of March 31, 2025, the Holdco Term Loan Credit Agreement requires to make quarterly amortization payments for the Term Loans (as defined herein) in an aggregate amount equal to approximately $1.0 million, which payment is to be made on the last day of each of March, June, September and December. The Term Loans mature on October 7, 2029. See “Description of Material Indebtedness” for a discussion of the terms of the Term Loans.

As of September 30, 2025, we had $402.2 million outstanding under the Holdco Term Loan Credit Agreement.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Equipment Financing

We currently have two equipment term loans, both of which are collateralized by certain owned construction equipment, with initial principal amounts of $25.0 million and $14.5 million. The loans have a one-time late payment fee equal to five percent on the sum of unpaid rent ten days overdue. For any other subsequent overdue payments, such amount will bear interest at eighteen percent per annum until paid. For both loans, we did not incur any late payment penalties during the nine months ended September 30, 2025 and 2024, and for the years ended December 31, 2024, 2023 and 2022.

As of September 30, 2025, we had $29.6 million of debt outstanding under the equipment term loans.

Contractual Obligations

Significant contractual obligations as of September 30, 2025, including the future periods in which payments are expected, include our long-term debt obligations. As of September 30, 2025, we had $398.1 million and $4.1 million of long-term and short-term debt, respectively, outstanding.

The following table presents a summary of our contractual obligations as of September 30, 2025:

(in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years and Thereafter
Term Loans	$402,208	$4,063	$8,126	$390,019	—
Equipment Financing	29,600	6,666	14,943	7,991	—
Finance lease	31,725	9,140	15,720	6,853	12
Operating lease liabilities	7,824	1,989	3,223	2,494	118
Interest	185,871	47,791	90,878	47,202	—

Total	$657,228	$69,649	$132,890	$454,559	$130

The payments we may be required to make under the Tax Receivable Agreement that we will enter into upon completion of this offering may be significant and are not reflected in the contractual obligations tables set forth above, as we are currently unable to estimate the amounts and timing of the payments that may be due thereunder. The terms of the Tax Receivable Agreement will be described in a subsequent filing. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Cash Flows

The following tables present a summary of our consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024 and the years ended December 31, 2024, 2023, and 2022:

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023	2022
(in thousands)			(Restated)	(Restated)	(Restated)
Net cash provided by (used in) operating activities	$122,652	$(31,319)	$117,613	$50,292	$83,929
Net cash used in investing activities	$(68,233)	$(5,164)	$(8,269)	$(13,858)	$(28,072)
Net cash (used in) provided by financing activities	$(54,337)	$(44,115)	$(79,373)	$(34,875)	$13,132

Operating activities

Net cash flow provided by operating activities for the nine months ended September 30, 2025 was a net cash inflow of $122.7 million, an increase of $154.0 million as compared to a net cash outflow of $31.3 million for the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

nine months ended September 30, 2024. This increase was primarily driven by higher net cash inflows of $34.0 million related to operating assets and liabilities and incremental net income of $119.9 million, adjusted for non-cash items.

Net cash flow provided by operating activities for the year ended December 31, 2024 was a net cash inflow of $117.6 million, an increase of $67.3 million as compared to a net cash inflow of $50.3 million for the year ended December 31, 2023. This increase was primarily driven by incremental net income of $129.5 million, adjusted for non-cash items, primarily offset by higher net cash outflows of $62.2 million related to operating assets and liabilities.

Net cash flow provided by operating activities for the year ended December 31, 2023, was a net cash inflow of $50.3 million, a decrease of $33.6 million as compared to a net cash inflow of $83.9 million for the year ended December 31, 2022. This decrease was primarily driven by higher net cash outflows of $38.3 million related to operating assets and liabilities and incremental net loss of $4.6 million, adjusted for non-cash items.

Investing activities

Net cash flow used in investing activities for the nine months ended September 30, 2025 was a net cash outflow of $68.2 million, an increase of $63.1 million as compared to a net cash outflow of $5.2 million for the nine months ended September 30, 2024. This increase was primarily driven by a $55.1 million increase in cash paid for acquisitions and a $7.7 million increase in capital expenditures.

Net cash flow used in investing activities for the year ended December 31, 2024 was a net cash outflow of $8.3 million, a decrease of $5.6 million as compared to a net cash outflow of $13.9 million for the year ended December 31, 2023. This decrease was primarily driven by a $5.8 million decrease in capital expenditures, a $2.5 million decrease in investments in unconsolidated entities, and an increase of $0.3 million from the proceeds from the sale of property and equipment. Partially offsetting this decrease is a $3.0 million decrease in distributions from investments.

Net cash flow used in investing activities for the year ended December 31, 2023, was a net cash outflow of $13.9 million, a decrease of $14.2 million as compared to a net cash outflow of $28.1 million for the year ended December 31, 2022. This decrease was primarily driven by a $12.9 million decrease in capital expenditures, and a $3.0 million distribution from investments. This decrease was partially offset by a $1.7 million increase in investing in unconsolidated entities.

Financing activities

Net cash flow (used in) provided by financing activities for the nine months ended September 30, 2025 was a net cash outflow of $54.3 million, an increase of $10.2 million as compared to a net cash outflow of $44.1 million for the nine months ended September 30, 2024. This increase was primarily driven by a $80.7 million increase of distributions to SOLV Energy Parent Holdings LP, a $2.6 million increase in payments for finance leases, a $19.9 million net increase in proceeds from lines of credit, a $1.9 million increase in the payments on equipment financing, a $0.5 million decrease in contributions from noncontrolling interests, and a $0.5 million increase in the payment for financing fees. Partially offsetting this increase was a $34.1 million reduction in the payment for deferred acquisition considerations, a $32.5 million increase in the proceeds on debt, a $14.6 million decrease in the principal payments on debt, and a $14.5 million increase in proceeds on equipment financing.

Net cash flow (used in) provided by financing activities for the year ended December 31, 2024 was a net cash outflow of $79.4 million, an increase of $44.5 million as compared to a net cash outflow of $34.9 million for the year ended December 31, 2023. This increase was primarily driven by a $14.6 million increase on the paydown of the principal on debt, a $8.8 million increase in the payment of financing fees, a $0.6 million increase in the payment of financing leases, a $24.8 million decrease in proceeds from equipment financing, a $1.6 million

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

increase in the payments on financed equipment, a $34.1 million increase in payment of deferred acquisition consideration, a decrease of $0.4 million from contributions from non-controlling interests, and a $10.5 million distribution to SOLV Energy Parent Holdings LP. Partially offsetting this increase was a $18.2 million net decrease in the repayments to lines of credit, and a $32.8 million reduction in the payment for contingent consideration.

Net cash flow (used in) provided by financing activities for the year ended December 31, 2023, was a net cash outflow of $34.9 million, an increase of $48.0 million as compared to a net cash inflow of $13.1 million for the year ended December 31, 2022. This increase was primarily driven by a $32.8 million net increase on the repayments to a line of credit, a $1.2 million increase to the payments of finance leases, a $1.8 million increase in the payments on financed equipment, a $32.8 million increase of contingent consideration, a decrease of $0.3 million from contributions from non-controlling interests, and a decrease of $15.0 million cash inflow as equity contributions. Partially offsetting this increase is a $1.3 million decrease in the payment of financing fees, a $24.8 million increase in the proceeds from equipment financing, and a $10.0 million reduction in the payment for deferred acquisition consideration.

Key Performance Indicators and Non-GAAP Financial Measures

In managing our business and assessing financial performance, we supplement the information provided by the consolidated financial statements with other financial and operating metrics. These operating metrics are utilized by our management to evaluate our business performance, identify trends affecting our business and facilitate long-term strategic planning.

Backlog

We use backlog to forecast our future capital needs and to identify future operating trends that may not otherwise be apparent. We present two measures of backlog: (1) Next 12 Months Backlog, which includes Signed Backlog and Awarded Backlog, and Estimated Corrective Maintenance Backlog that we anticipate will be recognized as revenue over the next twelve months, and (2) Total Backlog, which includes all Signed Backlog and Awarded Backlog, and Estimated Corrective Maintenance Backlog.

Backlog is a measure commonly used in our industry but not recognized under GAAP. We believe this measure enables management to more effectively forecast our future revenues and identify future operating trends that may not otherwise be apparent. We believe this measure is also useful for investors in forecasting our future results and comparing us to our competitors. Our methodology for determining backlog may not be comparable to the methodologies used by other companies.

Gross Margin

Gross margin is defined as gross profit divided by total revenue. We use this metric because it provides insights into the profitability of our jobs and helps us make informed decisions about our cost management.

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023	2022
(in thousands, except for gross margin)			(Restated)	(Restated)	(Restated)
Revenue	$1,696,866	$1,406,854	$1,847,803	$2,100,643	$2,318,265
Cost of revenue	1,376,505	1,229,190	1,588,639	1,990,648	2,220,350

Gross profit	$320,361	$177,664	$259,164	$109,995	$97,915
Gross margin	18.9%	12.6%	14.0%	5.2%	4.2%

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

EBITDA and Adjusted EBITDA

In addition to financial measures determined in accordance with GAAP, we consider a variety of financial and operating measures in assessing the performance of our business. The key non-GAAP measures we use are EBITDA and Adjusted EBITDA.

EBITDA represents net income (loss) attributable to controlling interest before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude: (i) non-cash compensation expense; (ii) the (gain) or loss on the disposal of assets and the extinguishment of debt; (iii) the change in fair value of derivatives; (iv) the change in fair value of investments; (v) non-recurring private equity management fees; and (vi) certain other items which we do not consider indicative of future operating performance such as one-time legal settlements not considered part of normal course business operations, transaction, integration, transition and other non-cash costs. We adjust for these items in our Adjusted EBITDA as our management believes these items would distort from their ability to efficiently view and assess core operating trends.

Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by these items. We present EBITDA and Adjusted EBITDA because we believe they provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone. Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because such measures allow them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income taxes).

EBITDA and Adjusted EBITDA are not defined under GAAP. Our use of the terms EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies in our industry and are not measures of performance calculated in accordance with GAAP. Our presentation of EBITDA and Adjusted EBITDA are intended as supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income (loss), net income (loss), earnings per share, net sales, net income margin or any other performance measures derived in accordance with GAAP, or as measures of operating cash flows or liquidity.

EBITDA and Adjusted EBITDA have important limitations as analytical tools, and such measures should not be considered either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include:

•	EBITDA and Adjusted EBITDA do not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our tax expenses or the cash requirements to pay our taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in this prospectus.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

The following table reconciles the differences between Adjusted EBITDA and net income (loss) attributable to controlling interests, which is the most comparable GAAP measure:

	Nine Months Ended September 30,		Years Ended December 31,
	2025	2024	2024	2023	2022
(in thousands)			(Restated)	(Restated)	(Restated)
Net income (loss) attributable to controlling interests	$113,648	$141	$9,922	(109,844)	(121,758)
Interest expense	40,433	41,661	55,394	59,702	39,660
Interest income	(5,904)	(1,956)	(4,601)	(1,634)	(202)
Provision for income taxes	1,842	997	598	204	5
Depreciation and amortization	61,892	62,673	84,836	81,832	88,264

EBITDA	211,911	103,516	146,149	30,260	5,969
Non-cash compensation expense	2,871	5,885	8,607	2,375	2,443
(Gain) loss on disposal of property and equipment	(257)	108	215	—	—
Loss on the extinguishment of debt	—	—	4,398	—	—
Change in the fair value of derivative	21	(43)	(236)	220	—
Gain on investment	—	(750)	(750)	(1,803)	—
Non-recurring private equity management fees, transaction, integration and transition costs, and other non-cash costs(1)	26,720	3,368	6,750	21,556	16,315

Adjusted EBITDA	$241,266	$112,084	$165,133	$52,608	$24,727

(1)

Consists of management fees paid to American Securities, which will no longer be paid following the consummation of this offering, non-recurring transition costs related to our separation from Swinerton, IPO related costs, non-recurring transaction and integration costs and other non-cash or non-recurring expenses. We recorded management fees of $2,704 and $2,292 for the nine months ended September 30, 2025 and 2024, respectively, and $3,120, $3,114 and $3,238 in the years ended December 31, 2024, 2023, and 2022, respectively. For the nine months ended September 30, 2025, we recorded $15,408 related to transaction costs, integration costs, non-capitalized IPO related costs and a one-time write off of project development costs for $6,967 related to the termination of CS Energy’s project development business. In 2023, we recorded a $16,122 expense for a legal settlement related to certain legacy projects at CS Energy prior to the merger which we consider to be a non-recurring event due to the nature of the settlement. In 2022, we recorded $7,397 in transition costs related to our separation from Swinerton.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. There are certain accounting principles that require management to make judgments and estimates regarding matters that are uncertain and susceptible to change. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which could potentially result in materially different results under different assumptions and conditions. Management regularly reviews the estimates and assumptions used in the preparation of the financial statements for reasonableness and adequacy. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions. To the extent that there are differences between estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Our significant accounting policies are discussed in notes to the consolidated financial statements included elsewhere in this prospectus; however, the following discussion pertains to accounting policies we believe are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective or complex judgments or estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may affect the comparability of our financial statements, financial condition, results of operations and cash flows to those of other companies.

Revenue Recognition

We recognize revenue from contracts with customers when, or as, control of the promised services and goods is transferred to the customers. The amount of revenue recognized reflects the consideration to which we expect to be entitled in exchange for the services and goods transferred.

EPC Service Contracts. EPC services are generally accounted for as a single performance obligation. We recognize EPC services revenue using the percentage-of-completion method (an input method), based on contract costs incurred to date compared to total estimated contract costs. Estimated contract costs include our latest estimates using judgments with respect to labor hours and costs, materials, subcontractor costs, among other costs. Changes to total estimated costs or losses, if any, are recognized in the period in which they are determined to be assessed at the contract level.

O&M Service Contracts. O&M service contracts may include multiple performance obligations. We allocate the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. For standard O&M service contracts with specified service periods, revenue is recognized on a straight-line basis over the service period when inputs are expended evenly, and the customer receives and consumes the benefits of performance throughout the contract term. For other O&M agreements that are performed based on time and materials rates, such as repair, replacement, and refurbishment services, progress towards complete satisfaction of such performance obligations is measured using an output method as the customer receives and consumes the benefits of performance completed to date.

Development Revenues. Revenues recognized by us from the sale of development projects are recognized at a point in time when control of the related project transfers to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for the project.

Variable Consideration. The nature of our contracts gives rise to variable consideration, including change orders, unpriced change orders and liquidated damage penalties. Change orders are generally not distinct performance obligations from the existing contract due to the significant integration service provided in the context of the contract. We recognize revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. We estimate the amount of revenue to be recognized on variable consideration by using the expected value or the most likely amount method, whichever is expected to better predict the amount.

Estimates of variable consideration and the determination of whether to include estimated amounts in the transaction price are based on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available including, but not limited to, contractual entitlement and specific discussions or preliminary negotiations with customers. Amounts associated with change orders are recognized as revenue if it is probable that the contract price will be adjusted, and the amount of such adjustment can be reliably estimated. The effect of variable consideration on the transaction price, and our measure of progress for the performance obligation for which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

Goodwill

We have goodwill that has been recorded in connection with our acquisitions of businesses. Goodwill represents the excess of amounts paid over the fair value of net assets acquired. Goodwill is not amortized but instead is

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

tested for impairment at least annually in the fourth quarter of our fiscal year, or more frequently if triggering events occur. Goodwill is required to be tested at the reporting unit level.

We assess goodwill using either a qualitative or quantitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment considers enterprise value, macroeconomic conditions, cost factors and other industry and market conditions. If it is determined, based upon a qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount, then a quantitative impairment test is performed. The quantitative assessment estimates the fair value of the reporting unit using income and market approaches and compares that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, an impairment charge is recognized equal to the excess, limited to the total amount of goodwill allocated to the reporting unit.

Regarding the Company’s historical goodwill impairment assessments for its reporting units, management elected to bypass performing qualitative assessments and proceeded directly to performing quantitative impairment tests. Based on the results of the quantitative assessments, the estimated fair value of each of the Company’s reporting units exceeded its carrying amount, and therefore, no goodwill impairment charge existed for the periods reported. Changes in facts and circumstances, judgments and assumptions used to determine these fair values, including with respect to market conditions and the economy, could result in impairment charges in the future that could be material to our financial statements.

Income Taxes

SOLV Energy Holdings LLC was historically an entity disregarded as separate from SOLV Energy Parent Holdings LP for U.S. federal income tax purposes. In connection with the Transactions, SOLV Energy Holdings LLC will become taxed as a partnership under the appropriate provisions of the Internal Revenue Code and will be a continuation of SOLV Energy Parent Holdings LP for U.S. federal income tax purposes. Therefore, federal income taxes are payable by the unit-holders and no provisions are made for federal income taxes with respect to income of SOLV Energy Holdings LLC in the consolidated financial statements. However, although various state and local income taxes are imposed on a “flow-through” basis and are thus payable by the unit-holders, SOLV Energy Holdings LLC has historically been subject to certain state and local income taxes at the entity level. In addition, certain subsidiaries of SOLV Energy Holdings LLC are corporations for U.S. federal income tax purposes that is subject to U.S. federal, state and local corporate income tax.

After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of SOLV Energy Holdings LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus expected payments under the Tax Receivable Agreement, which may be significant. We intend to cause SOLV Energy Holdings LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any payments due under the Tax Receivable Agreement. We anticipate that we will account for the income tax effects and corresponding Tax Receivable Agreement’s effects resulting from future taxable exchanges or redemptions of LLC Interests held by Continuing Equity Owners and its permitted transferees by recognizing an increase in deferred tax assets, based on enacted tax rates at the date of the purchase or redemption.

Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement will be estimated at the time of any purchase or redemption and is expected to be accounted for as a reduction to member’s equity, and the effects of changes in any of our estimates after this date will be included in net income (loss). Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income (loss). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. A change in the assessment of such consequences, such as realization of deferred tax assets, changes in tax laws or interpretations thereof could materially impact our results.

Under the provisions of ASC 740, Income Taxes, as it relates to accounting for uncertainties in tax positions, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Unit-Based Compensation

We have granted unit-based awards consisting of restricted stock unit appreciation (“RUA”) and Restricted Class C Units to certain employees. We recognize compensation expense for equity awards over the requisite service period. The RUA and certain Restricted Class C Units vest following time-based vesting conditions. Other Restricted Class C Units vest following a performance-based or MOIC-based vesting schedules. The performance condition is predicated on the achievement of certain EBITDA targets. Regardless of whether these targets are met, these performance-based awards fully vest on the eighth anniversary of the grant date. The MOIC condition awards vest upon a liquidity event once the multiple of at least 2.5 times can be determined. Because the liquidity event is not considered probable until it actually occurs, no compensation costs related to the MOIC conditioned Restricted Class C Units have been recognized.

The fair value of each RUA is based on cash the amount a holder would receive upon the award’s vesting, which is equal to the fair value of a Class A Unit of SOLV Energy Parent Holdings LP. The fair value of the Class A Units of SOLV Energy Parent Holdings LP are estimated using generally accepted equity valuation and allocation methods.

We use the Black-Scholes pricing model to estimate the fair value of the Restricted Class C Units granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions including the risk-free interest rate, the expected volatility of the price of our Restricted Class C Units, the expected dividend yield, and the expected time to liquidity. The assumptions used to determine the fair value of the Restricted Class C Units represent our best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. Unit-based compensation expense is based on awards ultimately expected to vest and is reduced for forfeitures as they occur. If factors change and different assumptions are used, our unit-based compensation expense could be materially different in the future.

Off-Balance Sheet Arrangements

As of September 30, 2025, we had no off-balance sheet arrangements.

Recent Accounting Pronouncements

See Note 4—New Accounting Pronouncements, to our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this prospectus for information regarding new accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure to potential changes in interest rates or inflation and the resulting impact on investment income and interest expense. We do not hold financial instruments for trading purposes.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Interest Rate Risk

Our results of operations are subject to risk from interest rate fluctuations on borrowings under our Credit Facilities, which carry variable interest rates. Because our borrowings bear interest at a variable rate, we are exposed to market risks relating to changes in interest rates. We are also exposed to interest rate risk associated with our balances of cash and cash equivalents and short-term investments. We fix a portion of our debt through the use of interest rate derivative contracts to manage the risk of interest rate changes on earnings and cash flows. Based on our variable rate debt outstanding as of September 30, 2025, a 100 basis point increase or decrease in interest rates would change our annual interest expense by approximately $4.1 million.

Inflation Risk

Inflation can have an impact on our contract costs and our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages and other costs to increase, which would adversely affect our results of operations unless our corresponding contract revenues correspondingly increase. However, we do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

BUSINESS

Our Company

We are a leading provider of infrastructure services to the power industry, including engineering, procurement, construction, testing, commissioning, operations, maintenance and repowering. We have constructed more than 500 power plants representing 20 GWdc of generating capacity since we were founded in 2008, and we currently provide O&M services under long-term agreements to 146 operating power plants representing over 18 GWdc of generating capacity. Engineering News Record ranks us the second largest solar contractor in the United States based on 2024 revenues and the seventh largest contractor in power overall. We also believe we are a leading builder of high-voltage substations in the southwestern United States.

We specialize in designing, building and maintaining utility-scale solar and battery storage projects with capacities of 200 MWdc and larger and related T&D infrastructure. We built one in every nine MWs of utility-scale solar projects constructed in the United States from 2014 to 2024 and were the second largest builder of battery energy storage systems in 2024 according to Solar Power World. We are the second largest provider of O&M services to existing utility-scale solar energy projects in the Americas based on the number of MWdc managed in 2024 according to Wood Mackenzie. As of September 30, 2025, 93% of our total backlog was EPC services and 7% was O&M services, including estimated corrective maintenance.

Demand for new generation capacity and related infrastructure services is growing rapidly in the United States. The combination of growth in the number and capacity of data centers, manufacturing reshoring, increasing use of HVAC caused by more extreme weather, electrification of industrial processes and retirement of existing coal-fired generation facilities are resulting in rapid load growth that cannot be met by existing generation capacity. According to Wood Mackenzie, an average of 65 GWac of new generation capacity will be constructed annually in the United States from 2025 through 2034 which is nearly double the prior ten-year period’s average. Solar and battery storage projects will account for 66% of the capacity added from 2025 through 2034 compared with 42% over the prior ten year period, according to Wood Mackenzie. Solar and battery storage are increasing as a percentage of new generation because they are easier to permit, use equipment that is more readily available, deliver a lower levelized cost of energy and are faster to build than competing forms of power generation such as gas and nuclear. As of September 30, 2025, we had backlog of approximately $6.7 billion. Our revenue in future periods may differ from the amounts in our backlog due to contract changes or terminations and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for a discussion of our backlog.

Our customers include project developers, independent power producers and utilities. Our new construction projects are typically executed over 12 to 18 months pursuant to one or more LNTP agreements followed by a lump sum EPC contract. Under LNTP agreements, our customers pay us to perform initial engineering and site investigation work, procure long lead time equipment and begin initial mobilization of our workforce and equipment, the results of which we use to refine our price to construct the project. LNTP agreements significantly reduce our risk because they allow us to identify unforeseen costs and incorporate them into our price prior to entering into the EPC contract. Our customers also benefit from LNTP agreements because they reduce the probability that there will be unforeseen change orders or delays during construction. See “—Customer Contracts—EPC Services” for a discussion of our EPC contracting process and typical provisions.

We provide O&M services pursuant to long-term contracts that typically obligate the customer to pay us a fixed fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis. Since January 2022, we have generated annual corrective maintenance revenues equal to 70% to 90% of the amount our customers pay us in fixed fees for operations and preventative maintenance services. Our O&M contracts typically have a minimum term of five years and renew automatically for successive one year periods at the end of the initial term. When a customer enters into an O&M agreement with us, they typically give us operational control of their power plants which we manage through a NERC-registered medium impact control center located in our San Diego headquarters. Our control center enables us to provide

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

our customers remote monitoring, diagnostic and dispatch capabilities on a 24/7 basis, utilizing real-time data to remotely detect plant performance issues, identify targeted solutions and dispatch field technicians for repair and maintenance services. Our control center captures approximately 2 million data points per second from every power plant that we manage. We use this data to improve our construction methods, make better equipment selections and gain insights into ways to improve uptime and increase energy generation for our customers. Many of our customers that use us to build new power plants also use our O&M services. See “—Customer Contracts—O&M Services” for a discussion of our O&M contracting process and typical provisions.

We are headquartered in San Diego, California and have 14 additional locations across the United States. We operate a NERC CIP certified control center in our San Diego headquarters that we use to monitor and manage the operations of our customers’ power plants. As of September 30, 2025, we employed approximately 2,300 team members specializing in engineering, project management, electrical systems, safety and compliance, innovation and technology, business development, marketing, finance, human resources and talent development. We are a licensed contractor in 40 states, have approximately 1,600 employees in the field and are authorized to operate in all 48 states within the continental United States. Our employees collaborate across diverse scopes of work, resulting in continuous improvement, enhanced communication and greater efficiency that creates value for our customers.

We were founded in 2008 as Swinerton Renewable Energy and operated as a division of Swinerton Builders, one of the largest employee-owned commercial construction firms in the U.S. and a wholly-owned subsidiary of Swinerton. We were acquired by American Securities in December 2021, along with SOLV, Inc., a subsidiary we formed in 2012 to provide operating and maintenance services to both in-house and third-party power plants. Following our acquisition by American Securities, SRE and SOLV Inc. were rebranded as SOLV Energy. In October 2024, we merged with CS Energy, LLC, a leading provider of EPC services for solar and battery storage focused on the East and Southeast regions of the United States.

Our Lifecycle Approach

We offer an integrated suite of services to meet the needs of our customers throughout the entire lifecycle of their projects, from initial design through operation. Our services for new projects include engineering, equipment procurement, construction, testing and commissioning. We generally refer to these services as “EPC services.” Our services for existing projects include monitoring, preventative maintenance, corrective maintenance, upgrading and repowering. We generally refer to these services as “O&M services” and the combination of EPC and O&M services as our “lifecycle approach.” We believe we are the only top five EPC that offers O&M services at scale and the only top five O&M services provider that offers EPC services at scale. We have designed our service offering with the goal of becoming a long-term partner to our customers who creates value for them throughout the life of their projects. We believe our lifecycle approach enables us to:

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Demonstrate value-add to customers by increasing their revenue potential and reducing their O&M costs, rather than just minimizing initial construction cost. Under our lifecycle approach, we work with our customers to design their projects, select equipment and integrate the systems on site to maximize energy generation and minimize unnecessary maintenance. We also seek to provide ongoing O&M services after the project is operational to ensure it delivers peak performance. Our competitors who only provide construction services do not have the long-term operating data that we have access to through our O&M services so we do not believe they can offer the same insights into project design, equipment selection and system integration that we can. Our competitors who only provide O&M services are limited in their ability to influence the performance of a project because they do not play a role in designing the project or selecting the equipment used in it like we do.

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Bring our customers capabilities that “O&M only” companies cannot. Through our new construction business, we have significant resources, including more than 1,600 craftworkers and technicians in the field, and a fleet of over 770 vehicles and trucks and more than 160 pieces of earthmoving and other heavy equipment. We use these resources to provide services to our O&M customers that we believe most “O&M only” companies are unable to self-perform, including repairing major damage from weather events such as

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hailstorms, hurricanes and tornadoes; performing major equipment upgrades; expanding sites to add incremental generation capacity or battery storage; and repowering.

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Generate long-term, recurring revenues. Our lifecycle approach creates recurring revenues through multi-year O&M agreements and related corrective maintenance work on both the power plant and its transmission infrastructure. Since January 2022, we have generated annual corrective maintenance revenues equal to 70% to 90% of the amount our customers pay us in fixed fees for operations and preventative maintenance services. Our O&M contracts have a minimum term of five years and typically renew automatically at the end of the term for successive one year terms.

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Create incumbency that makes it difficult for our competitors to displace us. Solar energy and battery storage projects have useful lives of 35 years and 20 years, respectively, according to the EIA, and a power plant’s interconnection can be renewed indefinitely. Our lifecycle approach creates continuous interaction with our customers and their projects, which gives us knowledge of their facilities and operations that no other service providers have. We have maintained an on-site presence at some of our customers projects since we began offering O&M services. Continuous interaction with our customers and their sites creates incumbency that we believe makes it difficult for our competitors to displace us.

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Identify new business opportunities our competitors may never see. We remotely monitor and have a constant on-site presence at, or have our service technicians routinely visit, all of the power plants we manage. Our continuous interaction with our customers’ projects allows us to identify maintenance, expansion and repowering opportunities at their sites that our competitors may never see.

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Maximize our revenue potential from each project. According to NREL, the average owner of a utility-scale solar plus battery storage project will spend $0.84 per wattdc on EPC services, $0.21 per wattdc on preventative maintenance and $0.06 per wattdc on corrective maintenance and $0.08 per wattdc on inverter replacement over its 35 year life. An owner of a utility-scale solar plus battery storage project will also spend $0.07 per wattdc on asset management and $0.93 per wattdc on battery augmentation according to NREL which are not services that we currently provide. We believe our lifecycle approach enables us to maximize our revenue potential from every project we build by providing services throughout the project’s entire lifecycle.

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Leverage long-term operating data to improve construction methods, make better equipment selections, improve uptime and increase energy generation. Our control center captures approximately two million data points per second on every power plant that we manage. We have accumulated more than 50 terabytes of operating data across the power plants we monitor through our proprietary Vitals O&M analytics platform, which we believe represents one of the largest repositories of operating data on solar and battery storage projects in the world. We use the operating data that we have gathered to improve our construction methods and make better equipment selections as well as gain insights into ways to improve uptime and increase energy generation for our customers.

Our Market Opportunity

New Construction. Demand for our EPC services is driven primarily by investment in solar and battery storage projects with capacities of 200 MWdc and larger in the United States. According to NREL, average EPC costs are approximately $0.60 per wattdc for standalone solar projects, $0.30 per wattac for standalone battery storage projects and $0.84 per wattdc for hybrids. Assuming constant average selling prices, annual investment in utility-scale solar, storage and hybrid projects with capacities of 200 MW and greater is forecast to grow 13.3% from 2026 to 2031, representing a compound annual growth rate of 2.5% according to Wood Mackenzie. Key drivers of continued growth in investment in solar and battery storage projects include:

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Unprecedented load growth that is creating an urgent need for new generation. Annual electricity consumption in the United States will grow 28% from 2024 to 2034 compared with only 5% over the prior ten year period from 2014 to 2024 according to Wood Mackenzie and the EIA. Demand for power is growing rapidly as more data centers are constructed; businesses move manufacturing operations back to the

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United States; more extreme temperatures cause businesses and consumers to use more HVAC; and more commercial and industrial processes are electrified. For example, real annualized investment in manufacturing facilities and data centers has been nearly three times the 1993 to 2020 average since October 2023 according to the U.S. Census Bureau.

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Shorter construction timelines and equipment lead times compared to other forms of generation. Utility-scale solar energy projects with capacities of 200 MWdc and larger can typically be constructed in 18 months or less, which compares to approximately four years and nine years for natural gas-fired and nuclear power plants, respectively, according to BNEF. The lead time required for new natural gas-fired generation may also grow in the future as several major gas turbine manufacturers have reported multi-year order backlogs and sold out capacity. For example, the lead time for a new gas turbine is over five years while the lead times for solar modules, trackers and inverters are less than six months according to Wood Mackenzie. The shorter lead times required to bring new solar energy and battery storage projects online make them an attractive source of new generation capacity in regions with accelerating load growth.

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Corporate offtakers’ preference for carbon-free power. According to Wood Mackenzie, 62% of PPAs in the United States in 2024 and the first half of 2025 were signed with corporate offtakers and 90% of those PPAs were with wind and solar projects. Data center offtakers who, according to Wood Mackenzie, are expected to account for approximately 63% of the increase in electricity consumption from 2025 to 2034, prefer carbon free power which is underscored by the commitment of the top 10 data center owners in the United States to use 100% carbon-free power according to BNEF.

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Lower cost and less environmental impact than natural gas-fired generation. Wood Mackenzie estimates that the levelized cost of energy for utility-scale solar with trackers including ITC; utility-scale solar with trackers excluding the ITC; and hybrids including the ITC for the battery storage system is $50.82, $56.01 and $59.26 per MWh, respectively, which compares with $106.50 per MWh for gas CCGTs. Solar energy’s lower levelized cost of energy combined with its lack of greenhouse gas emissions make it an attractive source of new generation capacity to utilities, corporations and the public when compared to new gas-fired generation. The falling cost of battery technologies is also making it possible for solar to compete with natural gas-fired as economical base load generation in certain areas of the United States.

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Advanced permitting and interconnection. Obtaining approval to connect a new power plant to the grid can take between four and nine years, according to Enverus. As a result, only projects that are currently in the interconnection queue are likely to come online over the next several years. As of November 2025, solar and battery storage projects represented approximately 75% of the generation in the interconnection queue, according to Wood Mackenzie.

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Growing demand for battery storage. Rising power prices and falling system costs have enabled more use cases for battery storage including firming renewables, load shifting, peak shaving, energy arbitrage and deferral of T&D investment. According to Wood Mackenzie, utility-scale battery storage capacity installed will increase from 85 GWh in 2025 to 859 GWh in 2034.

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Retirements of coal-fired generation. Nearly 150 GWac of coal-fired and other generating capacity representing 11% of the existing generation fleet in the United States as of year-end 2024 is slated to be retired from 2025 through 2034, according to Wood Mackenzie. In most cases, these facilities must be replaced with new power plants to ensure the regions they serve will have adequate power to meet the growing needs of businesses and consumers.

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Inelasticity of power demand. Installations of solar projects have continued to grow even as PPA prices have increased. For example, according to Wood Mackenzie and Berkeley Labs, annual installations of solar projects increased from 7.9 GWdc in 2019 to 41.2 GWdc in 2025 while average solar PPA prices increased from $27.60 per MWh in the first quarter of 2019 to $57.60 per MWh in the second quarter of 2025. We believe that if the cost of constructing solar projects increases after the ITC is no longer available or because of other cost increases, businesses and utilities will be willing to pay higher PPA prices to ensure that they have an adequate supply of power.

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Existing Infrastructure. Demand for our O&M services is driven primarily by the number and capacity of operating utility-scale solar energy and battery storage projects and their age. Older projects typically require more maintenance, including inverter replacements and battery augmentation. Assuming constant average selling prices, spending on O&M for solar energy and battery storage projects will grow from $2.5 billion in 2026 to $4.1 billion in 2031, representing a compound annual growth rate of 10.6%, according to Wood Mackenzie and NREL. Key drivers supporting continued growth in demand for O&M services include:

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Rapidly growing installed base. According to Wood Mackenzie, the capacity of operating utility-scale solar energy and battery storage projects in the United States will increase from 165 GWdc and 29 GWac at the end of 2024 to 491 GWdc and 207 GWac at the end of 2034, respectively, representing compound annual growth rates of 11.5% and 21.8%, respectively. As the total capacity of solar energy and battery storage projects in operation increases, so will spending on O&M services. Wood Mackenzie forecasts $41 billion of cumulative spend on O&M services for utility-scale solar energy and battery storage projects in the United States from 2025 to 2034.

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Aging fleet that will require increasing levels of maintenance. According to Wood Mackenzie, 45 GWac and 147 GWac of solar energy and battery storage projects will be more than ten years old by the end of 2030 and 2034, respectively, compared to only 9 GWac at the end of 2024. Most solar energy and battery storage projects require major maintenance following their tenth year of operation, including inverter replacements and battery augmentation. As the installed base of solar and battery storage projects ages so will spending on corrective maintenance to address equipment failures.

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Increasing return on investment from repowering. Owners of existing solar energy projects can increase their revenues by adding battery storage, replacing existing solar modules with newer models that generate more power and upgrading inverters to high efficiency models. We believe that rising power prices, falling battery prices and increasing equipment performance make repowering more attractive as projects age. From 2020 to 2024, the average wholesale power price in the United States increased 45%, while the average price per kWh for lithium-ion stationary batteries decreased nearly 30% and the average efficiency of a solar module increased 14% according to the EIA and BNEF.

The total spending on EPC and O&M services for solar and battery storage projects is forecast to grow at a compound annual growth rate of 3.8%, assuming constant prices from NREL, according to Wood Mackenzie. We believe prices for EPC and O&M services will increase over time as a result of wage and other inflation which would increase the rate of growth in total spending. According to the Bureau of Labor Statistics, the mean wage growth for construction and extraction occupations was 4.3% and 6.6% annually from 2020 to 2024 and 2022 to 2024, respectively.

Our Strengths

We believe the following strengths position us to capitalize on continued growth in demand for the services we provide, reinforce our leadership position in the markets we focus on, and differentiate us from our competitors:

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Long history, large scale and market leadership. We have been building, operating and maintaining solar energy projects continuously for over 15 years. We have constructed more than 500 power plants across 35 states. We built one in every nine MWs of utility-scale solar projects constructed in the United States from 2014 to 2024 according to Solar Power World and we are one of a small number of companies that has completed multiple 200 MWdc and larger projects. We were the second largest builder of battery storage systems in 2024 according to Solar Power World, and we are the second largest independent provider of O&M services to solar energy projects in the Americas based on the number of MWdc managed in 2024 according to Wood Mackenzie. We believe our long history, large scale and market leadership give us several advantages over our smaller competitors with less operating history, including:

•	giving prospective customers confidence that we have the financial and operational resources to complete large, complex projects;

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•	being recognized by our customers’ lenders as a “bankable” service provider that reduces execution and operational risk, which we believe translates to better financing terms for our customers;

•	giving us the experience and operating data to accurately price risk;

•	obtaining preferential terms from equipment suppliers;

•	making it easier to attract and retain talented employees;

•	benefiting from proprietary means and methods developed over millions of hours of experience building and maintaining projects;

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giving us the financial strength to make investments in construction equipment such as pile drivers, boring machines, deep foundation drills, trenchers and customized solar production equipment that give us operational advantages; and

•	reducing the risk that any single project or conditions in a particular region of the country pose to our financial performance.

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Lifecycle approach that differentiates us from our competitors, creates recurring revenues and maximizes our revenue potential from each project. We believe we are the only top five EPC that also offers O&M services at scale and the only top five O&M services provider that also offers EPC services at scale. We believe providing both EPC and O&M services differentiates us from our competitors that only provide EPC services because customers see us as a long-term partner that can add value to their operations throughout the entire lifecycle of their projects rather than a contractor for a particular job. Providing both EPC and O&M services also allows us to create recurring revenues and maximize our revenue potential from every project we build because we can generate revenue from our customers every year over the entire life of their projects. We believe that the owners of the 18 GWdc of projects that we managed as of September 30, 2025 will spend nearly $6.2 billion on O&M services over the life of their projects based on NREL’s estimates for preventative maintenance, inverter replacements and corrective maintenance.

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Industry-Leading O&M Capabilities. We have developed a comprehensive set of O&M capabilities that enable us to serve the needs of owners after their power plants commence operations, including a NERC-registered medium impact operations center that provides 24/7 monitoring and control for power plants, a team of over 200 field service technicians that are authorized to perform warranty work on most major brands of equipment used by our customers and a proprietary software platform called Vitals that integrates with our customers’ SCADA systems to provide real-time system performance information. The number of GWs that we manage has doubled from 9 GWdc at the end of 2020 to 18 GWdc as of September 30, 2025, underscoring the strength of our O&M capabilities.

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Contracting process that minimizes construction risk through LNTP agreements. We typically engage with customers on new construction projects by entering into an initial LNTP agreement pursuant to which the customer pays us for engineering and site investigation work, including in depth soil and foundation pile testing. The initial LNTP agreement allows us to thoroughly evaluate site conditions and incorporate them into our price for the project. Following the initial LNTP agreement, we typically enter into additional LNTP agreements for procurement of long-lead time equipment and initial site mobilization before we enter into a lump sum EPC contract with our customer. When an LNTP agreement includes procurement of long-lead equipment and materials, our customers prepay us for the required deposits. LNTP agreements significantly reduce our risk because they allow us to identify unforeseen costs and incorporate them into our price prior to entering into the EPC contract. Our customers also benefit from LNTP agreements because they reduce the probability that there will be unforeseen change orders or delays during construction.

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Direct beneficiary of accelerating load growth and the retirement of fossil generation. The consumption of power in the United States is forecast to grow 28% from 2024 through 2034 which compares with only 5% over the prior 10-year period from 2014 to 2024 according to Wood Mackenzie and the EIA. At the same time, more than 11% of the existing generation fleet in the United States as of year-end 2024 is slated to be retired from 2025 through 2034 according to Wood Mackenzie. The combination of growing demand for power coupled with the large number of fossil generation retirements has created

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increasing demand for new generation capacity. According to Wood Mackenzie, the average amount of new solar and battery storage capacity constructed annually in the U.S. from 2025 to 2034 will triple to 43 GWac per year compared to the prior 10-year period and represent 66% of all new generation constructed over the period. We believe increasing demand for power, fossil generation retirements and the large proportion of new generation that is expected to be solar and battery storage projects will result in growing demand for our services.

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Longstanding relationships with leading independent power producers, utilities and developers. We strive to build long-term relationships with large customers that make significant investments in new power plants every year. We generated all of our 2024 revenues from jobs for clients that were also clients during the past three years and the average length of our relationship with our top 10 clients in 2024 was four years. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the operation and maintenance of their power plants, further embedding us with our customers.

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Economies of scale in O&M services. Most preventative maintenance of solar and battery storage projects is undertaken by technical service teams that travel from site-to-site on a route. The denser their route, measured by the number of projects in close proximity to one another, the more revenue the service team will generate for each hour they work. We provide preventative maintenance services to 146 power plants which has allowed us to create optimized routes that maximize the revenue we generate from each hour worked by our service employees. Additionally, we believe we have greater economies of scale than many large independent power producers that have in-house O&M organizations because we service a larger fleet than they operate.

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Comprehensive risk management. We have developed a comprehensive risk management system that is designed to ensure our projects achieve their target margins. To ensure we accurately estimate project costs, we employ cross-functional teams that collaborate on each project to develop project-specific pricing and execution strategies. We validate our pricing and de-risk our target margins by entering into one or more LNTP agreements with our customers. We seek to further manage our risk by including standard provisions in all our EPC contracts that limit our risk, conducting rigorous reviews of all agreements and requiring senior management approval before contracts are signed. We monitor our performance against our targets through daily, weekly and monthly reviews of all projects by our senior management team. We also routinely conduct independent reviews of operational projects for quality and safety.

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Strong free cash flow generation. We prioritize free cash flow generation. Elements of our business model that allow us to generate strong free cash flow include our contract structure which requires our customers to make upfront deposits on long-lead equipment and materials prior to us beginning work and incurring costs; payment terms that obligate our customers to make monthly progress payments; modest capital expenditures as a percentage of our revenues; and a low level of debt which keeps our cash interest cost low. For the nine months ended September 30, 2025, we generated $122.7 million of net cash provided by operating activities which was equivalent to 50.8% of our Adjusted EBITDA for the period.

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Culture of innovation that prioritizes tech-enablement. We believe that integrating technology with business processes enhances efficiency, quality, predictability and customer experience. Over the past decade, we have developed several market-leading technology solutions, including Sunscreen, a proprietary software solution we developed to manage solar energy projects, and Vitals, our proprietary O&M analytics platform. Sunscreen allows project teams to track construction progress online, offering clients near real-time status updates. Vitals detects and diagnoses asset-level issues in real-time, enabling customers to act quickly and maximize uptime. Our management team believes, based on their experience in the industry, that we have also been at the forefront in process automation and optimization through our internally developed data analytics platform; use of robotics in the field; aerial drones; and AI-based image processing.

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Experienced management team with long tenures in the construction and power industries. Our management team has an average of more than 25 years of experience, including in high performing EPC and O&M services and power generation businesses. They are experts at managing large and diverse workforces to deliver generation projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive

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operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

Our Growth Strategy

We have developed a series of interrelated strategies designed to maximize our growth potential, including:

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Continuing to increase new construction market share. As solar energy projects grow larger and more complex, we believe large EPCs, such as ourselves, are well-positioned to increase our share of the market. From 2014 to 2024, the average size of a planned solar energy project increased more than five times from 20 MWac to 112 MWac according to the EIA and approximately 59% of the MWs installed from 2026 to 2031 are forecast to be projects with capacities of 200 MWdc or more according to Wood Mackenzie. At the same time, there are fewer and fewer sites available that are flat, with soils that do not require drilling or specialized foundations, and close to a substation with the capacity to interconnect new resources without upgrades. The greater financial requirements that come with larger projects coupled with increased scope of work required for more challenging sites is making it increasingly difficult for smaller contractors to compete. Our average annual market share has increased from 9% in the 2011 to 2017 period to 13% in the 2018 to 2024 period according to data from Solar Power World. We believe the ratio of our next 12 months backlog to our last 12 months reported revenues underscores our continuing market share growth.

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Increasing our presence in the battery storage market. Battery storage is a rapidly growing segment of the power market with annual installations forecast to grow nearly more than ten times from 85 GWh in 2024 to 859 GWh in 2034 according to Wood Mackenzie. Hybrid projects spend approximately 40% more on EPC services per MW of capacity than solar projects. The battery storage capacity we installed has grown by nearly thirty-five times from 132 MWh in 2022 to 4,582 MWh in 2024 and, as of September 30, 2025, over $1.0 billion of our backlog related to solar plus storage and standalone storage projects.

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Growing our revenues from existing infrastructure. O&M services, including preventative and corrective maintenance, equipment upgrades, storm damage work and repowering generate recurring and re-occurring revenues over the life of a project that typically carry higher margins than new construction. Our strategy is to increase the share of our revenue that comes from O&M services by increasing the number of O&M customers that we have. We believe that by focusing on existing infrastructure in addition to new construction, we will be able to grow our revenues faster than our competitors who focus only on new construction as well as reduce the impact of adverse changes in the amount or pace of new construction in any year on our financial results. The cumulative capacity of operating solar and battery storage projects is expected to more than triple from 151 GWac at the end of 2024 to 580 GWacat the end of 2034 according to Wood Mackenzie, underscoring the opportunity we have to grow our revenues from existing infrastructure.

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Expanding into new end-markets. We intend to apply our know-how and capabilities to new end-markets that are experiencing significant growth. According to BNEF, annual investment in transmission and distribution infrastructure in the U.S. is projected to increase from $88 billion in 2025 to $141 billion by 2035, with cumulative investment from 2025 to 2034 projected to be more than $1.1 trillion, while annual data center infrastructure investment, excluding compute, is expected to increase from $    billion in 2025 to $    billion by 2029, according to Dodge Construction Network. We are currently evaluating the utility infrastructure and data center markets which we believe may offer both attractive EPC and O&M opportunities. For example, on June 13, 2025, we acquired Spartan Infrastructure, a provider of T&D infrastructure services. Spartan Infrastructure expanded our capability to perform high voltage work on transmission lines and other utility infrastructure. With these expanded capabilities, we believe we will be able to generate additional revenues from T&D work related to solar and battery storage projects as well as compete for utility projects related to the expansion, upgrading or replacement of grid infrastructure.

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Leveraging innovation to improve efficiency and increase margins. We plan to apply data analytics, automation and robotics to streamline processes, reduce labor hours, optimize resource allocation and improve quality. For example, we recently made an investment into a company that is developing robots to

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perform certain maintenance functions that currently require large teams of laborers. We also have a dedicated team focused on developing and piloting new methods, tools and equipment that reduce labor hours with the goal of increasing our margins and shortening construction timelines.

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Continuing to invest in craft skilled labor. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we are working with trade unions to develop apprenticeship programs for craftsman and technicians and with universities to create internships for engineering students. In 2025, more than 200 apprentices and students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early as well as expose prospective employees to what makes our company and culture attractive in a more comprehensive way than is possible through a traditional recruiting process.

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Making targeted acquisitions. We believe that acquisitions can accelerate our growth by adding capabilities that we do not currently have, creating access to new customers and expanding our geographic footprint. Our strategy is to acquire firms that offer complementary services to our own, operate in attractive markets where we do not currently have a presence and have a track record of strong financial performance and safe operations. For example, in addition to our acquisition of Spartan Infrastructure discussed above, in January 2025 we acquired SDI, a provider of specialized foundation drilling services. The acquisition of SDI expanded the services we could offer our customers as well as allowed us to capture incremental margin by self-performing a service that we previously subcontracted to third party providers.

Our Services

We provide a comprehensive suite of services for both new construction and existing infrastructure.

New Construction Services

Engineering. We provide custom design and engineering services for new solar and battery storage projects and related T&D infrastructure, including site layout, energy modeling, sub-surface risk analysis and electrical engineering. We specialize in value engineering and environmental compliance. Value engineering is the process of using proprietary software tools, in combination with our significant construction and O&M expertise to optimize a project’s design for cost, constructability, performance and longevity. Environmental compliance is the process of ensuring that a power plant will comply with all relevant environmental regulations during construction as well as over its operating life. We have licensed engineers on staff and typically provide our customers with on-site engineering support throughout project development to reduce the risk of environmental violations. We typically charge for engineering services as part of a larger lump sum EPC contract.

Procurement. We typically procure most of the equipment and materials used in the projects we build, except for solar modules and batteries which most of our customers purchase directly from vendors. Major materials categories we purchase, including piles, inverters, trackers and fixed racking systems, cabling, and electrical equipment often represents between 40% and 45% of the total value of our EPC contracts. We offer procurement services, including advising our customers on the merits of various equipment suppliers, specifying the appropriate equipment for the site and desired capabilities, obtaining quotes from suppliers, negotiating purchase terms and purchasing the equipment. We have established master purchase order agreements with key equipment suppliers with pre-negotiated terms that give us preferred pricing, secured capacity and reduced lead times. We maintain relationships with both domestic and international suppliers and have more than three qualified suppliers for the major components we purchase. We typically charge for procurement services as part of a lump sum EPC contract.

Construction. We provide comprehensive construction services for solar, battery storage and related T&D infrastructure projects that cover the civil, mechanical and electrical scopes of work. The civil scope of work typically includes clearing and grading the site, creating drainage systems and installing foundations. The mechanical scope of work typically includes erecting the racking systems and mounting solar panels. The

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electrical scope of work typically includes installing EBOS, inverters and batteries and interconnecting the various components. In contrast to many of our competitors, we typically self-perform all scopes of work on our projects, and we manage project execution through a highly experienced group of regional managers and general superintendents. We charge for construction services on a lump sum basis.

Testing. We offer a series of third-party tests on equipment to confirm it operates to the standards included in the original equipment manufacturer’s warranty, utility testing requirements for power output are met and performance tests as stipulated in our contracts are validated. For T&D equipment, we offer NETA-compliant acceptance testing to confirm that any transmission infrastructure meets national standards prior to operation. We typically charge for testing services on a time and materials basis.

Commissioning. We offer extensive commissioning services that we believe are unique in our industry and differentiate us from our competitors. Commissioning is the process of verifying that all individual components of the power plant have been optimized to operate together in a way that maximizes the power plant’s overall performance. Our dedicated commissioning teams and process streamlines trouble-shooting and data integration so that power plants can meet or beat the deadlines for when power must be available for utility consumption. We typically charge for commissioning services on a time and materials basis.

Existing Infrastructure Services

Operations & Maintenance. We offer a wide range of O&M services, up to and including manning customers’ sites with our personnel and operating their assets for them. Our operations services include managing and controlling the power plant, monitoring its performance, particularly for uptime and availability, and ensuring compliance with safety and regulatory requirements. To facilitate our operations services, we install end-to-end SCADA and network infrastructure solutions during the construction of a project that allow us to remotely monitor and control the site from our 24-7 state-of-the-art Operations Control Center (“OCC”) in San Diego. As a NERC-registered medium impact facility, the OCC is compliant with all applicable NERC CIP standards.

Our maintenance services include both preventative maintenance and corrective maintenance. Preventative maintenance is the systematic care and upkeep necessary to ensure reliable performance of the power plant including component warranty preservation, routine equipment inspections, testing, vegetation management and panel cleaning, monitoring system performance and addressing potential issues before they escalate. We typically charge fixed fees for preventative maintenance pursuant to contracts that typically have a minimum term of five years and renew automatically for successive one year periods at the end of the initial term.

Corrective maintenance includes the repair or replacement of any major equipment or component resulting from a malfunction, damage from weather and natural catastrophes, recalls, manufacturer recommendations or vandalism. We maintain dedicated teams to execute large-scale corrective repairs which allows our on-site technicians focused on the day-to-day operation and maintenance of the site. We charge for corrective maintenance on a time and materials basis.

Repowering. Owners often choose to upgrade or replace major equipment during the life of a power plant to improve its productivity, upgrade the technology or extend its useful life. Our repowering services include replacing solar modules, inverters or trackers and battery augmentation. We believe lifecycle approach and significant labor and equipment resources enables us to manage and execute large repowering projects more efficiently than O&M-only providers. We believe repowering activity will increase over time as available points of interconnection become more and more scarce and improvements in technology increase the return on investment that can be achieved by replacing older equipment.

Sales & Marketing

We have a dedicated sales team focused on building and maintaining close relationships with project developers, independent power producers and utilities that are building new solar and battery storage projects. We have an

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integrated sales team that brings together subject matter experts and technical specialists across our new construction and existing infrastructure services teams. We market our lifecycle approach to all prospective customers and incentivize our sales team to sell both new construction and existing infrastructure services. We strive to build long-term relationships with customers and consistently maintain dialogue on their upcoming projects and future needs. Using data from our existing and prospective customers’ pipelines, we have built a proprietary database of over 250 GWs of projects that could begin construction over the next five years to prioritize potential customers, facilitate bilateral negotiations and develop our sales goals. Our database is based on conversations with our customers who typically share their project pipelines with us, as well as information generated using a software tool we developed to track all power projects in development.

We seek to increase awareness of our company and capabilities through membership in industry organizations including the Solar Energy Industries Association (“SEIA”) and American Clean Power Association (“ACP”), as well as participation in key industry events including RE+, Intersolar North America and Asset Management North America (“AMNA”). We also conduct targeted public relations efforts to drive brand awareness and educate customers on our capabilities.

Customers

Our customers include project developers, independent power producers and utilities. As of September 30, 2025, our largest customer accounted for approximately 20% of our revenues, and our top ten largest customers accounted for approximately 77% of our revenues.

Customer Contracts

EPC Services. We initially engage with customers by providing a preliminary estimate for the project based on a layout for the site, parameters for key equipment, sub-surface geotechnical analysis and other available information about the project. If a customer accepts our estimate and awards us the project, we typically enter into an LNTP agreement pursuant to which the customer pays us for engineering and site investigation work, including in depth soil and foundation pile testing, that allows us to further refine our estimate. We typically complete multiple LNTPs that include deposits on long-lead equipment and materials, design work and early site mobilization, before we enter into a lump sum EPC contract with our customer. LNTP agreements significantly reduce the risks for both us and our customers because they provide an opportunity to identify unforeseen risks or costs and incorporate them into our estimate before we commit to a fixed price for the project.

Following completion of the LNTP agreements, we typically engage with customers for EPC services under lump sum contracts that are executed over 12 to 18 months. Our lump sum contracts allocate responsibility for specific aspects of the work between the parties, such as permitting and procurement tasks, and establish project timelines, terms of the payment process and risk allocation between SOLV and the customer for a fixed price. Our standard lump sum contracts establish our right to receive a change order from the customer should the actual conditions under which a project is built differ from the anticipated conditions on which the contract was based, such as unexpected site conditions, adverse weather impacts or delays caused by the customer. When a project requires changes to the scope of services in a lump sum contract, we charge amounts over and above the fixed price to compensate us for the change on either a fixed price or time and materials basis. We typically receive a mobilization payment from the customer when we begin work of between 3% to 5% of contract value, and we bill customers monthly for our services on a percentage-of-completion basis for the remainder of the contract. Our LNTP agreements typically include similar terms but generally apply to stages of work occurring early in the project timeline, as described above.

Our lump sum contracts include mutual insurance and indemnity obligations and generally contain liquidated damages provisions tied to a timeline for completion of the project. Although claims of liquidated damages may occasionally be asserted in the normal course of business they are infrequently agreed to and paid by us. Our LNTP agreements generally do not include liquidated damages provisions. We typically provide parent guarantees for our EPC contracts. In addition, some of our lump sum contracts require us to maintain surety

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bonds for the benefit of the customers during the construction. We maintain relationships with multiple surety bonding providers and have not historically had any difficulties obtaining bonding for our projects.

O&M Services. We typically provide O&M services pursuant to contracts that obligate the customer to pay us a fixed fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis. Our O&M contracts typically have a minimum term of five years and renew automatically for successive one year periods at the end of the initial term. If a customer terminates the contract prior to the end of the term, the customer typically must pay an early termination fee. Fees charged on a time and materials basis are based on our cost plus a mark-up and are due upon completion of the work.

Our O&M contracts typically contain an annual cap on liability set at the amount of the annual service fees, and include an availability guaranty, with exclusions for items outside of the operator’s control, such as periods of force majeure impact, utility curtailment or scheduled maintenance. These contracts generally include an obligation to coordinate warranty maintenance as well as monthly and annual reporting requirements on performance, maintenance logs and incident tracking. Our O&M contracts also include mutual insurance and indemnity obligations agreed to by both parties. Although claims of liquidated damages may occasionally be asserted under our O&M contracts in the normal course of business, they are infrequently agreed to and paid by us. We may provide a parent guarantee for our O&M contracts.

Human Capital

Employees. As of September 30, 2025, we had approximately 2,300 full-time employees. We have 48 active collective bargaining agreements covering approximately 600 employees which are typically renewed every five years. We have not experienced and do not expect any significant grievances, strikes or work stoppages and believe our relations with employees covered by collective bargaining agreements are good.

Retention and Training. We are a people business that depends on attracting and retaining high quality employees to continue our growth, enable for greater control over project timelines, improve execution quality and consistency and ensure a high level of safety. Our long-tenured regional managers and general superintendents are assigned to a project in its early stages and stay with that project through its completion and are experts in the geographies and terrain where they work which we believe improves productivity and controls cost. Our scale improves our ability to develop our employees to serve in roles across multiple services within our organization which increases retention and provides our employees more opportunities for development. We source craft employees locally through our extensive relationships with unions and labor agencies in regions where we operate who comply with our exact hiring needs which often results in fully trained labor for our projects.

Safety. We have established a comprehensive safety program throughout our operations designed to comply with our internal safety standards as well as applicable federal, state, and local laws and regulations. Our senior and operational leadership is fully engaged in protecting our workforce through a proactive program that prioritizes workforce training and third-party evaluation of our processes to drive continuous improvement. Our total recordable incident rate (“TRIR”) per one hundred employees per year was 0.71 during 2024. Our lost-time incident rate (“LTIR”) per one hundred employees per year was 0.18 during 2024. Our TRIR rate was 0.9 lower and our LTIR rate was 0.3 lower than the most recently published U.S. Bureau of Labor Statistics’ overall rates for our industry, respectively.

Tech-Enablement

We believe in using technology to increase the efficiency of our operations, lower our costs, improve the quality and safety of our work and enhance our customer and employee experience. Key elements of tech-enablement that we currently employ in our businesses include:

Proprietary Software Tools. We have developed two proprietary software tools, Sunscreen and Vitals, that we use in our operations. Sunscreen is a project management platform that we use to manage the delivery of our

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EPC services, which provides near real-time information to keep the client and site team connected and informed. Sunscreen tracks construction activities, captures daily work logs and inspections, maintains quality assurance and quality control checklists, SWPPP compliance and safety. Sunscreen allows major project installation steps to be tracked online with near real-time progress updates. Our safety program also runs on Sunscreen, providing analytics and feedback to project teams to continue to support safe working environments. We believe Sunscreen improves our productivity because it enables standardized data capture in the field which we can use to improve our processes and procedures. Vitals is our web-based power plant performance monitoring and reporting platform that allows our field services teams to assess system performance without slowing energy production. Our field service teams and operations center are integrated through Vitals, which allows us to dispatch resources as needed for power plant corrective maintenance. Through Vitals, we have accumulated more than 50 terabytes of operating data across the power plants we monitor, which enables us to make data-driven improvements to our construction methods and equipment selections, as well as gain insights into ways to improve uptime and increase energy generation for our customers.

Robotics. We collaborate with robotics companies to enhance the installation process through the integration of innovative technology solutions. Over the last several years we have been working with robotics companies to observe and conduct trials of early stage human assist robotics, and our dedicated innovation team works closely with on-site project teams to plan for, deploy and provide feedback on potential robotic solutions. Robotic solutions we have piloted include automated installation of solar modules, assisted erection of torque tube and racking systems, and GPS-guided and remotely operated equipment. Together, these robotic solutions may help us to increase our installation capacity by reducing the labor required to install each MW of capacity, increasing our efficiency by saving time on installations, improving quality through automation and creating safer work environments for our project teams.

AI-Driven Data Analytics. We are investing in the evaluation and implementation of data-driven solutions that help optimize resources and deliver projects faster without the cost of new equipment or major process changes. Our pilots include AI-powered construction progress monitoring using industrial drones, O&M diagnostic chatbot utilizing field data and manufacturer information to identify equipment malfunctions and recommended standard operating procedures and workflow simulator to increase install efficiency. We currently leverage a small number of mainstream third-party AI tools, primarily including Microsoft Copilot and ChatGPT Enterprise, and are in early stages of working with third-party vendors and consultants to further develop our AI strategy. We have not initiated the development of any proprietary AI technology.

Competition

For new construction services, we compete with both large, national companies that have significant financial and technical resources as well as with small, regional companies. Some of our national competitors include Kiewit, MasTec, McCarthy, Mortenson, Quanta Services and Primoris Services.

For existing infrastructure services, we compete with third-party providers of operations and maintenance services, including Act Power Services, NovaSource Power Services, Origis Energy Services, Pearce Services and QE Solar.

We believe our lifecycle approach of providing both EPC and O&M services gives us a competitive advantage over our larger competitors who only provide EPC services, and our scale, expertise and financial resources give us a competitive advantage over our regional competitors.

Suppliers

Under our EPC contracts, we typically procure major categories of equipment for our customers’ power plants, including piles, trackers or fixed racking systems, inverters, EBOS and medium and high-voltage equipment, which are generally available from domestic or foreign suppliers at competitive prices. We have strong relationships with all tier-one equipment vendors, offering optionality and access to favorable terms and pricing. We work closely with our suppliers to drive product enhancements that improve efficiency during construction

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and increase power plant performance. Import tariffs on materials and components we procure internationally are generally passed through to our customers pursuant to change of law provisions in our contracts that provide for a contract price adjustment for changes in import duties. We also have a domestic sourcing strategy and relationships that enable us to offer fully domestically procured projects whenever necessary or preferred by our customers. We are not overly dependent on any single vendor or supplier of technologies or products and have multiple suppliers in key categories across the business.

Seasonality

The construction industry is subject to seasonal variations. Demand for new construction and repowering is generally lower during the winter months due to reduced construction activity during inclement weather. Our revenues are generally higher in the second and third calendar quarters due to increased construction activity.

Facilities & Equipment

Our corporate headquarters are located in San Diego, CA. We currently operate out of 15 regional locations including our San Diego office, all of which are leased. Our OCC is located in our San Diego headquarters and is staffed 24-7 and complies with all NERC CIP standards. We are currently implementing a back-up control center in our Bend, OR facility that can be operated remotely. We believe that our existing facilities are adequate for our current requirements and that comparable or alternative space is readily available to accommodate our operations.

We depend on the availability of a wide range of construction and maintenance equipment to perform our services and operate a fleet of owned and leased equipment. As of September 30, 2025, our fleet consisted of over 770 vehicles and trucks and more than 160 pieces of earthmoving and heavy equipment. We leverage technology and software to measure the utilization of our fleet and monitor it for maintenance and repairs with the goal of maximizing our efficiency and minimizing downtime.

Insurance & Risk Management

We maintain a comprehensive schedule of insurance policies covering a broad range of exposures arising from our construction and general business operations, which require the use of heavy equipment and exposure to inherently hazardous conditions. We maintain insurance policies for, among other things, employer’s liability, workers’ compensation, auto liability, aviation, cyber, financial and general liability claims. We manage and maintain a portion of our risk through retentions and/or high deductibles. As a supplement to our high-deductible primary insurance, we maintain insurance with excess insurance carriers for potential losses that exceed the amount of our deductible obligations. We renew our insurance policies on an annual basis, and therefore deductibles and levels of insurance coverage may change in future periods. For additional information regarding our insurance and the risks associated with insurance coverage, see “Risk Factors—Risks Related to Operating Our Business—Insurance and claims expenses, as well as the unavailability or cancelation of third-party insurance coverage, could have a material adverse effect on our business, financial condition and results of operations.”

Physical risks associated with climate change have also increased hazards associated with our operations, which in turn has increased the potential for liability and increased the costs associated with our operations. For example, severe weather events such as extreme cold weather, hail, hurricanes, heavy snowfall, fires and floods could result in a delay of our operations and could cause severe damage to equipment used in our projects and/or our customers’ assets. In addition, the risk of wildfires in some of the areas where we operate has exposed us and other contractors and O&M service providers to increased risk of liability in connection with our operations in those locations, as these events can be started by electrical power and other infrastructure on which we have performed services. Given the potentially significant liabilities associated with any of these events, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, these

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climate conditions could also result in increased costs for third-party insurance and reduce the amount insurance carriers are willing to make available to us under such policies. See “Risk Factors—Risks Related to Operating Our Business— Our business and results of operations are subject to physical risks including those associated with climate change.”

Recent Transactions

Consistent with our growth strategy, we pursue acquisitions to expand our geographic footprint, capabilities and customer reach. We completed three mergers and acquisitions in the last twelve months:

•

In October 2024, we merged with ASPE, the parent company of CS Energy, LLC, a provider of EPC services for solar and battery storage focused on the Eastern United States. Due to the common control ownership of SOLV Energy Holdings LLC and CS Energy since 2021, the historical financial information of SOLV Energy Holdings LLC was recasted similar to the pooling of interest method and retrospectively adjusted for all periods presented to reflect the combined results of operations, financial position, and cash flow of both entities as if the merger had occurred at the earliest period presented, January 1, 2022.

•

In January 2025, we acquired SOLV Drilling Industrial Solutions, LLC (dba SDI Services), f/k/a Sacramento Drilling, Inc., a provider of foundation solutions including small and large diameter drilling for solar and T&D projects.

•	In June 2025, we acquired Spartan Infrastructure, Inc., a provider of T&D infrastructure services.

Our Impact

We have a dedicated Impact Group that focuses on community engagement, government relations and ESG initiatives. We prioritize the communities where we work and are committed to partnering with our customers and local stakeholders to maximize the social impact of our projects. We allocate resources and funds to support improvement programs in communities where our projects are located. Examples of our community improvement projects include educational programs on renewable energy, public school renovations, and community center additions.

Our business is defined by our people, and we strive to create an inclusive environment that allows all our employees to do their part in making an impact in our communities. We are committed to (i) advocating for equity and accountability in our workforce and in our vendors; (ii) offering a company match for volunteer hours and funds donated to nonprofit organizations; and (iii) maintaining a leadership team, board of directors and employee-led committees and councils that are dedicated to supporting our impact initiatives. We are committed to regularly reporting on our impact initiatives to stakeholders through our annual impact and ESG progress report.

Regulation

Compliance with numerous regulations has a material effect on our operations. Our operations are subject to various federal, state, and local laws and regulations, including:

•	licensing, permitting and inspection requirements applicable to contractors and engineers;

•	regulations relating to worker safety and health, including regulations established by the Occupational Safety and Health Administration;

•	regulations relating to environmental protection and climate change, including regulations established by the Environmental Protection Agency;

•	permitting and inspection requirements applicable to construction projects;

•	wage and hour regulations (e.g., Fair Labor Standards Act) and regulations associated with our collective bargaining agreements and unionized workforce;

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•

applicable reliability standards, rules, requirements and guidelines (including NERC CIP standards) of NERC, the Federal Energy Regulatory Commission, the Electric Reliability Council of Texas, and the applicable utility involved on a project;

•	regulations relating to sourcing and transportation of equipment and materials;

•	regulations regarding engagement of suppliers and subcontractors that meet diversity-ownership or disadvantaged-business requirements;

•	building and electrical codes;

•	applicable U.S. and non-U.S. anti-corruption regulations;

•	immigration regulations applicable to U.S. and cross-border employment;

•	regulations related to tax credits or tax abatement agreements sought by project owners; and

•	cybersecurity and other cyber-related requirements that may be applicable on certain projects.

We believe that we are in compliance with all material licensing and regulatory requirements that are necessary to conduct our operations. Our failure to comply with applicable regulations could result in substantial fines or revocation of certain of our operating licenses, as well as give rise to termination or cancellation rights under our contracts or disqualify us from future bidding opportunities.

We are subject to numerous federal, state, and local environmental laws and regulations governing our operations, including the handling, transportation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and other discharges into the environment, including discharges to air, surface water, groundwater and soil. We are also subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such substances, materials or wastes, or to comply with applicable environmental laws and regulations could subject us to potentially significant liabilities, including clean-up costs, monetary damages and fines, revocation of certain licenses or permits or suspensions in our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, new or amended laws and regulations, changes in the interpretation of existing laws and increased regulatory scrutiny could require us to incur significant costs or result in new or increased liabilities.

As a result, from time to time, we incur, and expect to continue to incur, costs and obligations to remain in compliance with applicable environmental laws and regulations, to correct environmental noncompliance matters and for remediation at or relating to our projects. We believe that we are in substantial compliance with our environmental obligations.

We or our customers benefit from certain government subsidies and economic incentives from time to time, including renewable energy tax credits, rebates and other incentives that support the development and adoption of clean energy solutions. For example, the IIJA supports and encourages solar power and renewable energy projects through the provision of federal tax credits to promote investment in infrastructure and clean energy programs.

Additionally, the IRA introduced and extended several U.S. federal income tax credits to promote clean energy development. The IRA has driven significant investments in clean energy developments since its enactment and thereby increased demand from our customers for our services.

While these government incentives may benefit our business, certain adverse actions, interpretations or determinations of new or existing laws or regulations could have a negative impact on our business. For example, some of the guidance and rulemaking enacted under the prior presidential administration could be changed or modified by the current presidential administration, as well as other federal government policy that has historically been favorable to clean energy and energy storage in the United States.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Under the OBBBA which was signed into law on July 4, 2025, the CEPC and the CEIC under Section 45Y and Section 48E of the Code, respectively, for solar and wind projects are scheduled to terminate on an accelerated schedule. Solar and wind projects must either (1) begin construction (as determined for U.S. federal income tax purposes) on or before July 4, 2026 or (2) be placed in service (as determined for U.S federal income tax purposes) on or before December 31, 2027 to be eligible for these tax credits. Moreover, following the enactment of the OBBBA, the Trump Administration issued an executive order requiring the Treasury, among other things, to enforce the accelerated termination of the CEPC and CEIC for solar and wind projects. Following the executive order, Treasury and IRS released IRS Notice 2025-24, which, among other changes, eliminated the opportunity for developers and other project owners to be treated as having begun construction of a solar or wind project by paying or incurring at least five percent (5%) of the total costs of the relevant project. The accelerated sunset of the CEPC and CEIC for solar projects under the OBBBA, along with the Trump Administration’s recent enforcement efforts, could limit the availability of U.S. federal income tax credits for future solar projects and therefore could have a material adverse impact on future levels of investment in utility-scale solar projects in the United States, which could result in a significant reduction in the demand for our services.

In addition, the OBBBA created new limitations and restrictions relating to the direct or indirect ownership, influence, or control of U.S. clean energy projects by, and the inclusion of equipment and components within U.S. clean energy projects provided by, citizens of and entities organized under the laws of or having their principal place of business in certain non-U.S. countries, including the PRC and certain affiliated entities thereof. Solar and battery storage projects that fail to comply with these limitations and restrictions generally will be ineligible to claim the CEPC and CEIC (in the case of solar projects) and the CEIC (in the case of battery storage projects). These new limitations and restrictions may negatively affect the competitiveness of utility-scale solar projects and co-located solar and battery storage projects relative to conventional sources of electricity, which could reduce the number of new utility-scale solar and battery projects and result in a significant reduction in the demand for our services. Moreover, the restrictions on the inclusion of equipment and components provided by entities with nexus to the PRC may require us to reevaluate our suppliers (and underlying supply chains) and could materially increase the cost of providing EPC services to our customers.

Collectively, these and other actions could have a material impact on future levels of investment in utility-scale solar projects. “See Risk Factors—Risks Related to Regulation and Compliance—The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition and results of operations.”

Further, in recent years, certain of our projects and certain customer spending in our industry has been negatively impacted by regulatory and permitting delays. Any tariffs, duties, taxes, assessments, or other limitations on the availability or sourcing of materials, equipment or components for our customers’ projects can also increase costs for customers and create variability of project timing. For example, regulatory, legislative or executive action with respect to regional and global trade relationships have impacted, and may impact in the future, the supply chain for certain critical components required for our customers’ projects (e.g., transformers, breakers and other key electrical components) and costs associated therewith. For further information regarding the effects of regulation on our business, see “Risk Factors—Risks Related to Regulation and Compliance.”

Conversely, we believe that there are also several existing, pending or proposed legislative or regulatory actions that may alleviate certain regulatory and permitting issues and positively impact long-term demand, particularly in connection with solar power and renewable energy projects. For example, regulatory changes aimed at reducing lengthy permitting processes could potentially result in accelerated project approvals, and an increase in focus on domestic energy production could create additional incentives for solar power and renewable energy projects. Additionally, certain legislation, such as the IIJA, as well as other policy and economic incentives and overall public sentiment, are designed to support and encourage solar power and renewable energy projects that can potentially increase demand for our services over the long term.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Legal Proceedings

We are not currently a party to any actions the outcome of which would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations if determined adversely to us. From time to time, we may be subject to various claims, lawsuits and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions or relief.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages, as of December [●], 2025, of the individuals who will serve as our executive officers and members of our board of directors at the time of the offering. Prior to the consummation of this offering, we expect to appoint and name additional directors or director nominees.

Name	Age	Position
George Hershman	56	Chief Executive Officer and Director
Chad Plotkin	50	Chief Financial Officer
Kevin Deters	53	Chief Operating Officer
Adam Forman	58	Chief Legal Officer
Erik Johnson	54	Chief Strategy Officer
Brandi Pearson	45	Chief People Officer
Dave Grubb, Jr.	63	Chief Commercial Officer
Eric Valleton	48	Chief Technology Officer
Ron Stark	61	Senior Vice President, Controller and Principal Accounting Officer
Kevin S. Penn	64	Director
Michael Sand	44	Director

George Hershman has served as our Chief Executive Officer and Director since December 2021. Prior to December 2021, Mr. Hershman served in various capacities at Swinerton Builders since 1997, most recently serving as president of Swinerton Renewable Energy from January 2017 to December 2021. Mr. Hershman has served as a member of the board of directors of the Solar Energy Industries Association, a non-profit trade association, since 2013 and previously served as the organization’s chairman from January 2020 to December 2023.

We believe Mr. Hershman’s knowledge of SOLV Energy, Inc. and extensive experience in the solar and renewable energy industry make him well qualified to serve as a director.

Chad Plotkin has served as our Chief Financial Officer since January 2025. Prior to joining us in January 2025, Mr. Plotkin served as a managing director in the infrastructure business at Blackstone, a global investment firm, from August 2022 to January 2025. Prior to August 2022, Mr. Plotkin served as chief financial officer and executive vice president at Clearway Energy, Inc. (formerly NRG Yield, Inc.), a publicly traded energy infrastructure investor, from November 2016 to August 2022.

Kevin Deters has served as our Chief Operating Officer since January 2024. Prior to January 2024, Mr. Deters served as president of MYR Energy Services Inc., a holding company of specialty electrical construction service providers, from October 2019 to December 2023.

Adam Forman has served as our Chief Legal Officer since November 2025. Prior to joining us, Mr. Forman served as executive vice president, general counsel and secretary at EnLink Midstream, LLC, a publicly traded integrated midstream energy services company. Prior to September 2023, Mr. Forman spent almost 24 years at Kinder Morgan, Inc., a publicly traded energy infrastructure company, most recently serving as vice president, deputy general counsel and secretary.

Erik Johnson has served as our Chief Strategy Officer since December 2021. Prior to December 2021, Mr. Johnson served as operations manager from March 2019 to November 2021 and director of engineering from December 2011 to March 2019 at Swinerton Renewable Energy.

Brandi Pearson has served as our Chief People Officer since December 2021. Prior to December 2021, Ms. Pearson served as human resources manager at Swinerton Renewable Energy from July 2017 to December 2021.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Dave Grubb, Jr. has served as our Chief Commercial Officer since December 2023 and previously served as our Chief Operating Officer from December 2021 to December 2023. Prior to December 2021, Mr. Grubb served in various capacities at Swinerton Builders since 1985, most recently serving as vice president and operations manager at Swinerton Renewable Energy from January 2010 to December 2021.

Eric Valleton has served as our Chief Technology Officer since December 2021. Prior to December 2021, Mr. Valleton served as Chief Technology Officer from March 2019 to November 2021 and SCADA Engineering Manager from September 2014 to March 2019 at Swinerton Renewable Energy.

Ron Stark has served as our Senior Vice President, Controller and Principal Accounting Officer since May 2025. Prior to May 2025, Mr. Stark served as chief accounting officer at Arcadium Lithium (formerly Livent Corporation), a global lithium chemicals producer, from August 2018 to May 2025.

Kevin Penn has served as a director since May 2021. Mr. Penn has served as a managing director at American Securities LLC since 2009. Since June 2016, Mr. Penn has served as a member of the board of directors of Blue Bird Corp., a publicly traded manufacturer of school buses.

We believe Mr. Penn’s knowledge of SOLV Energy, Inc. and his extensive management, investment and leadership expertise make him well qualified to serve as a director.

Michael Sand has served as a director since May 2021. Mr. Sand has served as a managing director at American Securities LLC since 2009, having joined as an associate in 2005.

We believe Mr. Sand’s knowledge of SOLV Energy, Inc. and his extensive management, investment and leadership expertise make him well qualified to serve as a director.

Controlled Company Status

After the closing of this offering, American Securities will have more than 50% of the combined voting power of our common stock, including in the election of directors. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq rules. While we do not currently expect to utilize exemptions available to controlled companies, we reserve the right to, and in the future, may elect not to comply with certain Nasdaq corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors; and (iii) we have a compensation committee that is composed entirely of independent directors. Therefore, in the future, if we choose to utilize controlled company exemptions, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required, to the extent necessary, to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Following the offering, we will qualify as a “controlled company,” as defined in Nasdaq listing rules, and, as a result, we will qualify for, and may rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, our Sponsor’s interests may conflict with our interests and the interests of other stockholders.”

Board Composition

Our business and affairs will be managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of preferred stock, the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our

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board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. After the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be and and their terms will expire at the annual meeting of stockholders to be held in 2026;

•	the Class II directors will be , and and their terms will expire at the annual meeting of stockholders to be held in 2027; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2028.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of the Company. See “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

Our board of directors has affirmatively determined that     ,      and      are each an “independent director,” as defined under Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Person Transactions.”

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through actions of the board of directors and standing committees. Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that will be approved by our board of directors. Substantially concurrently with the consummation of this offering, each committee’s charter will be available on our principal corporate website at www.solvenergy.com. The information on, or that can be accessed through, any of our websites is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus.

Audit Committee

The primary purposes of our audit committee under the committee’s charter will be to assist the our board of directors with oversight of, among other things:

•	our accounting and financial reporting processes;

•	audits and integrity of our financial statements;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm; and

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures.

The members of our audit committee will be     ,      and     .      will serve as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy

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under the applicable rules. Our board of directors has determined that each of     ,      and      will meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq rules. Our board of directors has determined that      is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules.

Compensation Committee

The primary purposes of our compensation committee under the committee’s charter will be to assist our board of directors with oversight of, among other things:

•	determining and approving the compensation of our chief executive officer, other executive officers and directors;

•	reviewing, approving and administering incentive compensation and equity compensation policies and programs; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

The members of our compensation committee will be     ,      and     .      will serve as the chairperson of the committee. Our board of directors has determined that each of     ,      and      are independent under the applicable Nasdaq rules, including rules specific to membership on the compensation committee.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee under the committee’s charter will be to assist our board of directors with oversight of, among other things:

•	identifying and screening individuals qualified to serve as directors;

•	developing, recommending to our board of directors and reviewing the Company’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of our board of directors and its committees; and

•	reviewing on a regular basis the overall corporate governance of the Company and recommending improvements to our board of directors where appropriate.

The members of our nominating and corporate governance committee will be     ,      and     .      will serve as the chairperson of the committee. Our board of directors has determined that each of     ,     and     are independent under the applicable Nasdaq rules.

Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.

Compensation Committee Interlocks and Insider Participation

None of the expected members of our compensation committee is or has been an officer or employee of the Company. None of our executive officers currently serves, or has served during the last year, as a member of the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

board of directors or compensation committee of any entity that has one or more executive officers serving as the expected member(s) of our board of directors or compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for information about related person transactions involving members of our compensation committee or their affiliates.

Indemnification of Directors and Executive Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our executive officers and directors to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of conduct and ethics that applies to all of our directors, employees and officers. A copy of the code will be available on our website located at www.solvenergy.com. Any amendments or waivers to our code for our directors or for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, may only be granted in writing by the Audit Committee and will be disclosed on our website promptly following the date of such amendment or waiver, as and if required by applicable law.

Corporate Governance Guidelines

We will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq. These guidelines will cover a number of areas including director responsibilities, director elections and re-elections, composition of the board of directors, including director qualifications and board committees, executive sessions, director access to management and, as necessary and appropriate, independent advisors, director orientation and continuing education, board materials, majority-voting board resignation policy, management succession and evaluations of the board of directors and the board’s committees. A copy of our corporate governance guidelines will be posted on our website.

Confidential Treatment Requested by SOLV Energy, Inc.

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EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis section (the “CD&A”) is to provide a description of our compensation programs for our executive officers. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following this offering may differ materially from the currently planned programs summarized in this discussion.

This discussion focuses on our Chief Executive Officer, our former Chief Financial Officer, who served until January 27, 2025, and our three most highly compensated executive officers (the “NEOs”) during 2024, who were:

•	George Hershman, our Chief Executive Officer;

•	Benjamin Catalano, our former Chief Financial Officer;

•	Kevin Deters, our Chief Operating Officer;

•	David Grubb, Jr., our Chief Commercial Officer; and

•	Erik Johnson, our Chief Strategy Officer.

Mr. Chad Plotkin was appointed to serve as our Chief Financial Officer on January 27, 2025, but Mr. Plotkin’s compensation is not included in this CD&A since he was not an NEO during 2024.

Our Compensation Philosophy and Objectives

Our compensation approach is tied to our stage of development. As our executive compensation program evolves as a public company, we expect that the total amount earned by our executives will depend on achieving performance objectives designed to enhance stockholder value. We intend to continue to evaluate and possibly make changes to our executive compensation programs with the goal of aligning our programs with our executive compensation philosophy as a public company. Accordingly, the compensation paid to our NEOs for 2024, and the form and manner in which it was paid, is not necessarily indicative of how we will compensate our NEOs after this offering. Prior to this offering, we were a privately-held company. As a result, we have not been subject to any stock exchange listing or SEC rules related to the board of directors and compensation committee structure and function.

In setting and overseeing the compensation of our executive officers, our compensation programs are currently designed to achieve the following specific objectives:

•

Position our target total direct compensation – comprised of base salary and target annual incentive bonus opportunity – at a level at which we can successfully attract, retain and motivate executives with the talent and capabilities critical to executing our business strategy and creating long-term value;

•	Reinforce our pay-for-performance philosophy with compensation based on annual and multi-year financial and operational objectives; and

•	Align the interests of executives with those of equity holders, particularly with respect to key executive officers who are best positioned to drive long-term value creation.

Our executive compensation program is continually evaluated for effectiveness in achieving these objectives as well as to reflect the economic environment within which we operate.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Determination of Compensation

The Role of Compensation Committee of the Board of Managers

Our compensation programs for our executive officers have historically been overseen by the compensation committee of our current private company board of managers, which has made decisions regarding the compensation for our NEOs, after taking into account recommendations from management, as further described below. Following this offering, the compensation committee of our public company board of directors will be responsible for overseeing our executive compensation programs as well as compensation decisions regarding our executive officers.

The compensation decisions of our compensation committee with respect to our executive officers’ salaries and incentives are influenced by the executive’s level of responsibility and function, our overall performance and profitability and the assessment of the competitive marketplace (as determined based on our compensation committee members’ business experience). Our compensation committee also takes into account each executive officer’s tenure and individual performance, our overall annual budget and changes in the cost of living.

The Role of Management

Our Chief Executive Officer provides input regarding the duties and responsibilities of his direct reports and the results of his evaluations of their annual performance. Management also recommends to the current compensation committee certain aspects of executive compensation program design, including appropriate financial and non-financial performance goals for use in our incentive plans and additional business and function specific performance goals for executives.

Compensation Consultant

In connection with this offering, we have engaged F.W. Cook as a compensation consultant to provide executive compensation consulting services to help align executive pay with market practices.

Primary Components of our Executive Compensation Program

In 2024, our executive compensation consisted of several compensation elements, as described in the table below:

Component	What the Component Rewards	Purpose of the Component
Base Salary	Core competence of the executive relative to skills, experience and contributions to us.	Provides fixed compensation based on competitive market practice.

Annual Cash Incentive	Contributions toward our achievement of specified financial targets and other key performance criteria.	Provides focus on meeting annual goals that lead to our short- and long-term success.

Equity Awards	Appreciation in the value of our equity based on time and performance vested awards.	Provides retention benefits and rewards executives through achievement of performance goals.

Retirement Benefits	Participation in our 401(k) and profit sharing plans incentivizes employee retirement savings and continued service.	Provides attractive tax-deferred retirement savings vehicles for eligible executives and promotes retention of our executives over a longer-term time horizon.
Welfare Benefits	Executives participate in employee benefit plans generally available to our employees, including medical, health, life insurance and disability plans.	These benefits are part of our broad-based total compensation program.

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Component	What the Component Rewards	Purpose of the Component

Additional Benefits and Perquisites	NEOs were provided with a vehicle allowance and unlimited vacation balance.	Consistent with offering our executives a competitive compensation program.

Termination Benefits	Certain NEOs are parties to employment agreements that provide them with certain severance benefits.	These arrangements reward executives for their continued service and subject them to restrictive covenants that protect our interests. Termination benefits are designed to retain executives and provide security for our NEOs so their focus remains on driving our performance.

We have no set policy for allocating pay between the various components of compensation and instead evaluate our executive officers’ compensation opportunities on a case-by-case basis after taking into account the factors described above. To achieve competitive positioning for the annual cash compensation component of our executive compensation program, our compensation committee sets base salaries at a level it believes to be competitive and also places emphasis on annual bonus opportunities because they are more directly linked to our performance. As such, our compensation is focused on fixed pay and performance-based opportunities, while still intending to remain competitive overall. Targeted annual cash bonus opportunities are based on our budgeted financial goals and other factors, which may fluctuate from year to year.

Base Salary

Each NEOs’ base salary level was established prior to 2024 and reflected the terms of their employment agreement or the determination of the compensation committee and was based on a combination of factors, including the executive’s experience and tenure, the executive’s individual performance, our budgeted performance, market factors and changes in responsibility. Our compensation committee does not target base salary at any particular percent of total compensation. Our compensation committee reviews salary levels annually based on these factors and takes into account salary recommendations made by our Chief Executive Officer and other senior members of management.

Our NEOs’ 2024 year-end base salaries were as follows: Mr. Hershman $500,000, Mr. Catalano $360,000, Mr. Deters $400,000, Mr. Johnson $360,000 and Mr. Grubb $353,543. In 2025, our compensation committee approved an increase in Mr. Hershman’s base salary for 2025 to $600,000 and an increase in Mr. Deters’ base salary effective July 1, 2025 to $459,960. None of our other NEOs received increases to their base salaries in 2025, other than as a result of the compensation committee electing to phase out auto allowance reimbursement for NEOs in 2025 and increasing all NEOs’ base salaries by the same amount.

Annual Cash Incentive Plan (ACIP)

Generally, we make annual performance-based cash grants in accordance with the terms of the ACIP and do not grant discretionary cash bonuses to our NEOs. However, from time to time, we may determine to grant one-off cash bonuses in connection with new hires. For example, upon commencement of employment in 2024, Mr. Deters was awarded a cash bonus of $275,000.

Our compensation committee, after taking into account recommendations from our Chief Executive Officer and other senior members of management, considers a combination of the factors used to set the NEOs’ base salary in establishing the annual target bonus opportunities for our NEOs, which vary from year to year, and are governed by the terms of the ACIP. EBITDA, as adjusted, is the primary factor considered for target bonus opportunities for our NEOs. These target bonus opportunities are set annually when our board of managers sets our annual budget. EBITDA is a non-GAAP financial measure that for purposes of the ACIP refers to our

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

EBITDA (earnings before interest, income taxes, depreciation and amortization) as adjusted in a manner that is generally consistent with adjustments that are permitted under our credit agreement. An executive’s target bonus opportunity is a percentage of the executive’s base salary as described below.

No bonus incentive is earned if actual performance falls below 75% of the EBITDA goal for the purpose of the ACIP. The bonus incentive earned increases on a pro rata basis for actual performance between 75% and 100% of such EBITDA goal. Above 100% of such EBITDA goal, the bonus incentive earned increases on a pro rata basis to a maximum of 150% payout at 125% of such EBITDA.

The following table summarizes our annual incentive compensation targets and payouts for our NEOs for 2024:

		Bonus Payout % of Salary
Name	Incentive Target of Base Salary (%)	Min (%)	Target (%)	Max (%)	Payout ($)
George Hershman	200%	25%	100%	150%	1,500,000
Benjamin Catalano	100%	25%	100%	150%	507,260
Kevin Deters	100%	25%	100%	150%	586,886
David Grubb, Jr.	100%	25%	100%	150%	521,396
Erik Johnson	100%	25%	100%	150%	496,598

The target EBITDA in 2024 for purposes of the ACIP was $138 million. We achieved $196.7 million or 142.5% of EBITDA target and annual bonuses were paid as set forth above and in the Summary Compensation Table below.

Pre-Offering Equity-Based Compensation

We view equity-based compensation as an important component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders. We have historically not granted equity awards on an annual basis, and instead have granted equity awards periodically at levels designed to encourage retention over the vesting period. Prior to this offering, we historically granted Class C Units in SOLV Energy Parent Holdings LP either directly to the participant if the participant was not an employee or to SOLV Energy Management Holdings LP if the participant was an employee, and SOLV Energy Management Holdings LP then granted units to our employees that track the Class C Units (the Class C Units of SOLV Energy Parent Holdings LP or the tracking units granted by SOLV Energy Management Holdings LP, as applicable, shall be referred to as “Class C Units”). The Class C Unit grants were generally sized to incentivize employees for a number of years following the date of grant. The Class C Units are intended to constitute “profits interests” for U.S. federal income tax purposes and allow the holders to participate in the increase in value of SOLV Energy Parent Holdings LP from and after the date of grant of such interests, subject to vesting terms. The Class C Units were granted with a “hurdle amount,” which acted similarly to a strike price for a stock option, such that the holder would only participate in distributions in excess of such amount. The “hurdle amount” is satisfied once distributions equal to the hurdle amount are distributed to Class A Units outstanding at the time of the grant of such Class C Units.

For certain awards, 50% of each grant of the Class C Units are generally subject to time-based vesting (the “Time Units”) and 50% of each grant of the Class C Units are generally subject to performance-based vesting (the “Performance Units”). The Time Units vested over five years with 20% of the Time Units eligible to vest on each of the first five anniversaries of the vesting start date, with full acceleration upon a Transaction (as defined below), subject to continued service of the grantee on each applicable vesting date. The performance-based component is satisfied based on achievement of annual EBITDA targets over five years, subject to full acceleration upon a Transaction, in all cases subject to continued service on the vesting date. If the EBITDA target for a given year was not achieved but then the cumulative EBITDA target for a later year was achieved, the

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previously unvested Performance Units would vest. The performance component is also deemed satisfied on the eighth anniversary of the grant date, subject to continued service of the grantee on such date, even if the EBITDA targets were not previously achieved. Vesting of certain of the Time Units and Performance Units is also conditioned upon the attainment of a specified multiple-of-invested capital return for certain holders of Class A Units of SOLV Energy Parent Holdings LP. Our compensation committee and board of managers have implemented alternative vesting schedules from time to time, including certain awards of Class C Units that were only subject to time-based vesting over a five year period. Generally all unvested Class C Units are forfeited upon a termination of service and vested Class C Units are forfeited upon a termination of service for cause. Upon termination of employment or service, holders have six months (or nine months if termination was due to death or disability) to convert vested Class C Units to Class A Units by paying the hurdle amount applicable to the vested Class C Units (as may be adjusted for prior distributions, if any). If not converted during the applicable period, vested Class C Units are forfeited.

A “Transaction” for purposes of the discussion of the pre-offering equity-based compensation means a sale of all or substantially all of the assets of SOLV Energy Parent Holdings LP, a sale of units of SOLV Energy Parent Holdings LP by American Securities, which results in American Securities owning less than 50% of the outstanding equity interests, or any merger or consolidation of SOLV Energy Parent Holdings LP, which results in American Securities owning less than the majority of the voting power of SOLV Energy Parent Holdings LP.

Certain service providers participate in the SOLV Energy, LLC Restricted Unit Appreciation Plan, a phantom award plan pursuant to which participants are eligible to receive a cash payment based on the value of a Class A Unit of the Partnership upon the earlier of (i) the consummation of a Transaction and (ii) December 23, 2026. The phantom awards are all fully vested.

Mr. Deters received in 2024 a discretionary sign-on award of Restricted Class A Units of SOLV Energy Management Holdings LP, which units vest upon the consummation of a transaction (as defined in his award agreement).

For the purposes of the required tabular disclosure below, we generally reflect Class A Units in “stock” awards columns and Class C Units in “option” awards columns. Please refer to the Outstanding Equity Awards at 2024 Year End table below for additional information regarding the equity awards issued to our NEOs.

The treatment of the Class C Units will be determined prior to the completion of this offering.

Post-Offering Equity Awards

In connection with this offering, we intend to adopt a new equity incentive plan (the “2026 Incentive Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The 2026 Incentive Plan will be intended to provide flexibility to motivate, attract and retain employees who are expected to make significant contributions to our success and allow participants to share in such success.

Other Benefits and Perquisites

We provide the following benefits to our NEOs on the same basis as other employees:

•	Group medical, dental and vision benefits;

•	Life insurance and accidental death and dismemberment insurance;

•	Short-term and long-term disability insurance;

•	401(k) and Profit Sharing Plans; and

•	Vacation, paid holidays and personal leave days.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

In addition, we provide severance protection to certain of our NEOs pursuant to their employment agreements to the extent they have one and certain limited termination-related protections in their equity award agreements. We also provided vehicle allowances to our NEOs in 2024, which program has been discontinued. Our board of managers believes that the costs of providing these perquisites and benefits are reasonable relative to their value to our NEOs. These perquisites are designed to support a market-based total compensation package, which serves our talent attraction and retention objectives. We do not gross up any benefits or perquisites for taxes; executive officers bear that cost.

Retirement Plans

Our NEOs participate along with certain of our other employees and executives in our 401(k) plan. Under our 401(k) plan, we make a matching contribution to certain employees equal to 100% of a participant’s elective deferral contributions up to 3%, and 50% of a participant’s elective deferral contributions of the next 2% of the participant’s pay that vests immediately. Our NEOs also participate along with certain of our employees and executives in our profit sharing plan. Each year, we may contribute a portion of our profits, upon approval by the Board, to each participant’s 401(k) account based on the individual’s annual base salary.

We believe that our retirement programs serve as an important tool to attract and retain our NEOs and other key employees. We also believe that offering a baseline of stable retirement benefits encourages our NEOs to make a long-term commitment to us. We do not adjust the level of retirement benefits based on the value of a NEO’s long-term incentive awards nor do we adjust the level of a NEO’s total direct compensation for a given year in light of the value of retirement benefits.

Employment Agreement with our Chief Executive Officer

We have entered into an employment agreement pursuant to which Mr. Hershman serves as our chief executive officer and president (the “Hershman Employment Agreement”). In addition to base salary, the Hershman Employment Agreement entitles Mr. Hershman to an annual cash target bonus opportunity of 200% of his annual base salary. Mr. Hershman is entitled to reimbursement of all reasonable business expenses incurred in the ordinary course of his duties that are consistent with our policies on travel, entertainment and other business expenses.

If Mr. Hershman is terminated by us without “cause” or for “good reason” (in each case, as defined in the Hershman Employment Agreement), then, subject to his continued compliance with restrictive covenants to which he is subject, his timely execution and non-revocation of a release of claims in our favor and subject to certain exceptions, during the severance period, he is entitled to receive severance payments and benefits consisting of (i) the sum of (A) 12 months of base salary and (B) target annual bonus; (ii) a pro rata portion of the bonus Mr. Hershman would have earned for the year of termination (based on actual performance for such year and provided that the termination date occurs on or after the first day of the third quarter of the fiscal year) (“Pro Rata Bonus”); (iii) up to 18 months of continued participation in our group health plan paid for by us in full for 12 months and with premiums for the last 6 months paid by the Company and Mr. Hershman as if he was an active employee and (iv) any earned but unpaid bonus for any completed bonus year prior to termination (“Prior Year Bonus”).

In the event of Mr. Hershman’s death, he is entitled to receive the Pro Rata Bonus and Prior Year Bonus as well as any insurance benefits payable under any benefit plans (other than any life insurance owned by us, such as key-man life insurance).

In the event of Mr. Hershman’s disability, he is entitled to receive, subject to the execution of a release of claims in our favor, the payments and benefits due upon death as well as 12 months of base salary continuation.

The Hershman Employment Agreement also contains perpetual non-disparagement and non-solicitation and non-hire of employee restrictions for 24 months post-termination, as well as perpetual confidentiality restrictions and provisions related to intellectual property protection.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

There are currently no other employment agreements with any of the other NEOs or with our current Chief Financial Officer (other than severance agreements described below).

Severance Agreements

We are party to severance agreements with certain NEOs and our current Chief Financial Officer, which provide for severance benefits and payments upon qualifying terminations without cause or resignations for good reason. A summary of the material terms of these severance agreements are set forth below.

We have entered into severance agreements with Messrs. Grubb, Catalano and Plotkin, pursuant to which each is entitled to certain severance payments and benefits upon a qualifying termination (collectively, the “Severance Agreements”). If Messrs. Grubb, Catalano or Plotkin are terminated by us without “cause” or for “good reason” (as defined in the Severance Agreements), then, subject to continued compliance in all material respects with restrictive covenants to which they are bound and the timely execution and non-revocation of a release of claims in our favor, the Severance Agreements provide severance payments and benefits consisting of (i) 12 months continuation of base salary; (ii) a pro rata portion of the bonus each would have earned for the year of termination (based on actual performance for such year), provided that the termination date occurs on or after the first day of the third quarter of the fiscal year; (iii) up to 18 months of continued participation in our group health plan paid for by us in full for 12 months and with premiums for the last 6 months to be paid by the Company and Messrs. Grubb, Catalano or Plotkin, respectively, as if they were active employees; and (iv) any earned but unpaid bonus for any completed bonus year prior to termination.

Pursuant to the Severance Agreements, within 20 days following the termination of Messrs. Grubb, Catalano or Plotkin, we may determine to release them from any restrictive covenant obligations to which they are bound and terminate all severance payments and benefits.

In addition, Messrs. Grubb and Catalano are individually party to restrictive covenant agreements that contain non-disparagement and non-solicitation restrictions (collectively, the “Restrictive Activity Agreements”). Pursuant to the Restrictive Activity Agreements, Messrs. Grubb and Mr. Catalano have agreed to refrain from making or publishing disparaging statements against us for five years post-termination and from soliciting our employees for two years post-termination.

Compensation Arrangement with our new Chief Financial Officer

Effective January 27, 2025, Chad Plotkin serves as our Chief Financial Officer. Mr. Plotkin’s current annual base salary is $500,000. In connection with the commencement of his employment, Mr. Plotkin received a sign-on cash bonus of $575,000 and an award of Class C Units. Mr. Plotkin will also be entitled to an annual cash target bonus opportunity of 100% of his annual base salary.

Tax and Accounting Considerations

Tax Considerations

We consider the tax (individual and corporate) consequences of our executive compensation plans when designing the plans. Section 162(m) of the Internal Revenue Code, which will be applicable to us after this offering, limits tax deduction of compensation paid in excess of $1,000,000 per year to NEOs.

Accounting Considerations

We also consider the stock-based compensation expense associated with equity awards to executive officers as part of the expense associated with our overall equity compensation program. We will monitor this expense as we develop our plans and strive to maintain a program that balances the goals of our equity program with the associated expense of the program.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Recovery of Erroneously Awarded Compensation

As required by Nasdaq listing standards, we will adopt a policy that requires, subject to certain limited exceptions, the recoupment of erroneously awarded incentive compensation in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirement under the U.S. federal securities laws. In such an event, we will seek to recover the amount of erroneously awarded incentive-based compensation received by current and former executive officers during the three-year fiscal year period prior to the date we are required to prepare an accounting restatement that was in excess of the amount that would have been awarded based on the related financial results, subject to and in accordance with the terms of the policy and applicable law.

Summary Compensation Table

The following table summarizes compensation earned by our NEOs in 2024. The equity compensation information in the Summary Compensation Table and in the other tables below has been omitted and will be provided in a subsequent filing to reflect any changes that are made to the existing equity compensation in connection with this offering.

Name and Principal Position(1)	Year	Salary	Bonus(2)	Stock	Options	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
George Hershman Chief Executive Officer	2024	$500,000	—	—	—	$1,500,000	$31,890		$2,031,890
Benjamin Catalano Former Chief Financial Officer	2024	$349,923	—	—	—	$507,260	$43,673		$900,856
Kevin Deters Chief Operating Officer	2024	$375,758	$275,000	$	$	$586,886	$40,406	$
David Grubb, Jr. Chief Commercial Officer	2024	$347,067	—	—	—	$521,396	$41,010		$909,473
Erik Johnson Chief Strategy Officer	2024	$328,612	—	—	—	$496,598	$43,835		$869,045

(1)	Mr. Catalano served as our Chief Financial Officer in 2024.
(2)	For Mr. Deters, amount reflects a discretionary sign-on cash bonus.
(3)	Amounts reflect the short-term cash incentive plan payouts for the NEOs earned in 2024. See “Primary Components of our Executive Compensation Program—Annual Cash Incentive Plan”
(4)	Includes auto allowances and 401(k) matching and profit sharing contributions, respectively, as follows:

Name and Principal Position	Year	Auto Allowances	401(k) Matching Contributions	Profit Sharing Contribution	Total
George Hershman	2024	$14,640	$0	$17,250	$31,890
Benjamin Catalano	2024	$14,640	$11,783	$17,250	$43,673
Kevin Deters	2024	$9,356	$13,800	$17,250	$40,406
David Grubb, Jr.	2024	$9,960	$13,800	$17,250	$41,010
Erik Johnson	2024	$14,640	$11,945	$17,250	$43,835

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Grants of Plan-Based Awards During 2024

The following table sets forth certain information regarding the grant of plan-based awards made in 2024 to our NEOs:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Stock Awards: Number of shares of stock or units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Target (#)
George Hershman	ACIP	—	250,000	1,000,000	1,500,000	—	—	—	—	—
Benjamin Catalano	ACIP	—	84,543	338,173	507,260	—	—	—	—	—
Kevin Deters	ACIP	—	97,814	391,257	586,886	—	—	—	—	—
	Class C Units		—	—	—		—
	Class A Units		—	—	—	—		—	—
David Grubb, Jr.	ACIP	—	86,899	347,598	521,396	—	—	—	—	—
Erik Johnson	ACIP	—	82,766	331,065	496,598	—	—	—	—	—

(1)

The amounts shown in the Threshold column reflect the amount of cash payable if the threshold level of performance is achieved, which is 25% of the target amount shown in the Target column. The amount shown in the Maximum column is 150% of such target amount shown in the Target column.

Outstanding Equity Awards at 2024 Year End

The following table provides information concerning outstanding unvested Class A Units and Class C Units held by our NEOs at December 31, 2024.

		Option Awards(1)				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
George Hershman

Benjamin Catalano

Kevin Deters

David Grubb, Jr.

Erik Johnson

(1)	For the purposes of Class A Units, calculated at the initial public offering price of $ per share.

2024 Options Exercised and Stock Vested

In 2024,      Time Units,      Time Units,      Time Units, and      Time Units vested for Mr. Hershman, Mr. Catalano, Mr. Grubb, Jr. and Mr. Johnson, respectively.

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Pursuant to 17 C.F.R. § 200.83.

Potential Payments upon Termination or Change in Control

As discussed above under “—Employment Agreement with our Chief Executive Officer” and “—Severance Agreements,” the Hershman Employment Agreement and the Severance Agreements provide for certain severance payments in connection with Messrs. Hershman, Grubb and Catalano’s respective terminations under certain circumstances. Additionally, each of the NEOs’ Class C Unit award agreements provide for the acceleration of vesting of all Class C Units upon the consummation of a “Transaction,” subject to the NEO’s continued employment through such Transaction; provided, that the acceleration of vesting of certain Class C Units is also conditioned upon the achievement of a specified return on invested capital for certain holders of Class A Units of SOLV Energy Parent Holdings LP. A “Transaction” has the meaning described above under “—Pre-Offering Equity-Based Compensation.”

Potential Payment Summary

The table below reflects the amount of compensation payable to our NEOs in the event of termination of the executive’s employment for various reasons or a termination following a change in control. The table does not include amounts payable that would be made to NEOs under benefit plans or employment terms generally available to other salaried employees, such as group life or disability insurance, accrued but unpaid salary or payments under our annual incentive plan, which are earned if the NEO works through the end of the relevant year. In the event of the death or disability of a NEO, the NEO will receive benefits under our disability plan or payments under our life insurance plan, as applicable; provided, that Mr. Hershman will also receive the benefits set forth above under “—Employment Agreement with our Chief Executive Officer.” The payments under our disability plan and life insurance plan are generally available to all employees and are therefore not included in the below table. Other than with respect to the Class C Units described above, we do not provide our NEOs with other payments that are payable on a change in control. The amounts shown assume that a termination of employment and/or a change in control occurred on December 31, 2024.

Name	Payments upon Termination	Termination without Cause & without Change in Control		Termination without Cause following Change in Control
George Hershman	Severance	$		$
	Acceleration of Awards(1)	$		$
	Health Benefits		$46,488		$46,488

	Total	$		$

Benjamin Catalano	Severance	$		$
	Acceleration of Awards(1)	$		$

	Total	$		$

Kevin Deters	Acceleration of Awards(1)	$		$

	Total	$		$

David Grubb Jr.	Severance	$		$
	Acceleration of Awards(1)	$		$
	Health Benefits		$39,009		$39,009

	Total	$		$

Erik Johnson	Acceleration of Awards(1)	$		$

	Total	$		$

(1)

Based on     Class C Units,     Class C Units,     Class C Units,     Class C Units and     Class C Units held by Mr. Hershman, Mr. Catalano, Mr. Deters, Mr. Grubb, and Mr. Johnson, respectively, calculated at the initial public offering price of $     per share.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Director Compensation

The following table sets forth information concerning the compensation of non-employee directors of SOLV Energy Holdings LLC for 2024. Any director who is an employee receives no additional compensation for services as a director or as a member of a committee of our board of managers. We also reimburse our non-employee directors for their travel and other reasonable expenses incurred in attending meetings of our board of managers and committees of the board of managers. We intend to adopt a new director compensation plan in connection with this offering, which will be described in a subsequent filing.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)	Total ($)
Kevin S. Penn(1)	—	—	—	—
Michael Sand(1)	—	—	—	—
David Portnoy(1)	—	—	—	—
Adam Abram	75,000		—
Steve Lerner	75,000		—
Laura Stern	75,000		—
Bill Jackson	75,000
Nancy Stefanowicz	75,000
Daniel McQuade	75,000

(1)	During 2024, directors who were affiliated with American Securities did not receive any fees or other compensation for their services on our board of managers.
(2)

Represents the grant date fair value ($   ) of awards of Class A Units of SOLV Energy Parent Holdings LP granted to each of Mr. Abram, Mr. Lerner, Ms. Stern, Mr. Jackson, Ms. Stefanowicz and Mr. McQuade during the year ended December 31, 2024.

As of December 31, 2024, each of Mr. Abram, Mr. Lerner, Ms. Stern, Mr. Jackson, Ms. Stefanowicz and Mr. McQuade held     Time Units.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (i) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (ii) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Person Transactions,” each common unit of SOLV Energy Holdings LLC (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock (or, in the case of a redemption using proceeds from a substantially contemporaneous follow-on offering, secondary offering or private sale, the price per share of Class A common stock, net of underwriting or placement agent discounts and/or commissions, sold in such offering or private sale) for each LLC Interest so redeemed, in each case, in accordance with the terms of the SOLV Energy Holdings LLC Agreement; provided that, at our election, we may effect a direct exchange by SOLV Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Person Transactions—SOLV Energy Holdings LLC Agreements.” In connection with this offering, we will issue to each Continuing Equity Owner, for nominal consideration, one share of Class B common stock for each common unit of SOLV Energy Holdings LLC such Continuing Equity Owner will own, respectively. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests American Securities and certain other principal stockholders will beneficially own immediately after the Transactions. Although the number of shares of Class A common stock being offered hereby to the public and the total number of LLC Interests outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of Class B common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $     per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). See “Our Organizational Structure.”

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of     shares of our Class A common stock outstanding and     shares of our Class B common stock outstanding. The percentage ownership of each individual or entity after the Transactions is computed on the basis of     shares of our Class A common stock outstanding and     shares of our Class B common stock outstanding. The following tables do not give effect to the issuance of any equity-based compensation that we expect to be granted to certain directors, officers and other employees in connection with this offering (based on an assumed initial public offering price of $     per share). Unless otherwise indicated, the address of all listed stockholders is 16680 West Bernardo Drive, San Diego, CA 92127.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The following table assumes the underwriters’ option to purchase additional shares is not exercised.

	Class A Common Stock Beneficially Owned						Class B Common Stock Beneficially Owned						Combined Voting Power
	Prior to this offering		After this offering (assuming no exercise of the option to purchase additional shares)		After this offering (assuming full exercise of the option to purchase additional shares)		Prior to this offering		After this offering (assuming no exercise of the option to purchase additional shares)		After this offering (assuming full exercise of the option to purchase additional shares)		Prior to this offering	After this offering (assuming no exercise of the option to purchase additional shares)	After this offering (assuming full exercise of the option to purchase additional shares)
Name of beneficial owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
5% stockholders:
American Securities(1)
Named executive officers and directors:
George Hershman
Chad Plotkin
Kevin Deters
Adam Forman
Erik Johnson
Brandi Pearson
Dave Grubb, Jr.
Michael Sand
Kevin S. Penn
All directors and named executive officers as a group ( persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	The address of American Securities is 590 Madison Avenue, 38th Floor, New York, NY 10022.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following are summaries of certain provisions of our related person agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

The Transactions

In connection with the Transactions, we will engage in certain transactions with our Sponsor, certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions will be described in “Our Organizational Structure” in a subsequent filing.

We intend to use the net proceeds that we receive from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase      LLC Interests from SOLV Energy Holdings LLC at a price per LLC Interest equal to the initial public offering price of our Class A common stock, less the underwriting discounts and commissions.

We intend to cause SOLV Energy Holdings LLC to use the net proceeds it receives from us in connection with this offering for general corporate purposes, which could include the repayment of certain indebtedness, and growth initiatives, including potential merger and acquisition opportunities.

Tax Receivable Agreement

We will enter into a Tax Receivable Agreement that will obligate us to make certain payments to the TRA Participants, which will be described in a subsequent filing.

SOLV Energy Holdings LLC Agreements

SOLV Energy Holdings LLC Agreement in Effect Before Consummation of the Transactions

The Limited Liability Company Agreement of SOLV Energy Holdings LLC, dated as of August 26, 2021, governs the business operations of SOLV Energy Holdings LLC and defines the relative rights and privileges associated with the existing interests in SOLV Energy Holdings LLC. We refer to this agreement as the Existing LLC Agreement. Under the Existing LLC Agreement, SOLV Energy Parent Holdings LP, as sole managing member of SOLV Energy Holdings LLC, has complete and absolute control of the affairs and business of SOLV Energy Holdings LLC, and all powers necessary, convenient or appropriate for carrying out the purposes and business of SOLV Energy Holdings LLC. Any rights existing under the Existing LLC Agreement will continue until the effective time of the new, amended and restated limited liability company agreement of SOLV Energy Holdings LLC, to be adopted in connection with the Transactions, as described below.

SOLV Energy Holdings LLC Agreement in Effect Upon Consummation of the Transactions

In connection with the consummation of the Transactions, we and the Continuing Equity Owners will enter into SOLV Energy Holdings LLC’s amended and restated limited liability company agreement, which we refer to as the “SOLV Energy Holdings LLC Agreement.” The terms of the SOLV Energy Holdings LLC Agreement will be described in a subsequent filing.

Management Consulting Agreements

Prior to the completion of the CS Merger, American Securities was party to separate management consulting agreements with each of CS Energy (the “CS Consulting Agreement”) and SOLV (the “SOLV Consulting

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Agreement” and together with the CS Consulting Agreement, the “Consulting Agreements”), pursuant to which American Securities agreed to provide certain management and legal services to each of CS Energy and SOLV in exchange for an aggregate annual fee of $3.0 million in equal quarterly cash installments, plus reimbursable expenses. In connection with the CS Merger, the CS Consulting Agreement was terminated and the SOLV Consulting Agreement was amended to increase the annual fee to $3.0 million, payable in equal quarterly cash installments. Payments made to American Securities under the Consulting Agreements year-to-date as of September 30, 2025 amounted to $3.0 million and during the years ended December 31, 2024, 2023 and 2022 amounted to $3.1 million, $3.1 million and $3.2 million, respectively. In connection with the consummation of the Transactions and prior to the completion of this offering, the SOLV Consulting Agreement will be terminated.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Continuing Equity Owners in connection with this offering. The Registration Rights Agreement will provide certain of the Continuing Equity Owners and the Blocker Shareholders with “demand” registration rights whereby, at any time after 180 days following our initial public offering and the expiration of any related lock-up period, such Continuing Equity Owners and the Blocker Shareholders, as applicable, can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election, upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.

Related Person Transactions

In connection with this offering, our board of directors will adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification by the Audit Committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has or will have a direct or indirect material interest in such transaction. A related person includes (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of the foregoing. In reviewing and approving any related person transaction, the Audit Committee is tasked to consider all of the relevant facts and circumstances, and consideration of various factors enumerated in the policy.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Facilities

Holdco Term Loan Credit Agreement

On October 7, 2024 (the “Restatement Date”), SOLV Energy Holdings LLC entered into that certain Amended and Restated Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Holdco Term Loan Credit Agreement”), among SOLV Energy Holdings LLC, Wilmington Trust, National Association (or any of its designated branch offices or affiliates), as administrative agent for the secured parties (the “Holdco Administrative Agent”), and the lenders from time to time party thereto (the “Holdco Lenders”), pursuant to which the Holdco Lenders agreed to provide an initial term loan facility in an original principal amount equal to $373,687,500 (the “Initial Term Loan Facility” and the loans thereunder, the “Initial Term Loans”). On January 9, 2025 (the “Amendment No. 1 Effective Date”), SOLV Energy Holdings LLC entered into that certain Amendment No. 1 to Amended and Restated Credit Agreement (the “First Amendment”), among SOLV Energy Holdings LLC, the Holdco Administrative Agent, the 2025 Incremental Term Loan Lenders (as defined in the First Amendment) and the other Holdco Lenders party thereto, pursuant to which the 2025 Incremental Term Loan Lenders agreed to provide an incremental term loan to SOLV Energy Holdings LLC in an original principal amount equal to $32,500,000 (the “2025 Incremental Term Loan Facility” and the loans thereunder, the “2025 Incremental Term Loans”; the 2025 Incremental Term Loans together with the Initial Term Loans, collectively, the “Term Loans”). The proceeds of the Initial Term Loans were used on the Restatement Date to consummate the CS Merger and the proceeds of the 2025 Incremental Term Loans were used on the Amendment No. 1 Effective Date to fund the repurchase by Holdco of the Repurchased Units (as defined in the Holdco Term Loan Credit Agreement).

Opco RCF Credit Agreement

On December 23, 2021, SOLV Energy Acquisition (f/k/a AS Renewable Technologies Acquisition LLC (the “Opco Borrower” and together with SOLV Energy Holdings LLC, collectively, the “Borrowers”) entered into that certain Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Opco RCF Credit Agreement” and, together with the Holdco Term Loan Credit Agreement, collectively, the “Credit Agreements”), among the Opco Borrower, SOLV Energy Parent LLC (f/k/a AS Renewable Technologies Intermediate LLC) (“Parent Holdings”), SOLV Energy Intermediate Holdings LLC (f/k/a AS Renewable Technologies Intermediate II LLC (“Intermediate Holdings”), the lenders from time to time party thereto (the “Opco Lenders”) and KeyBank National Association (or any of its designated branch offices or affiliates), as administrative agent for the Opco Lenders (the “Opco Administrative Agent”), pursuant to which the Opco Lenders agreed to provide a senior secured credit facility, consisting of a revolving credit facility in an original principal amount equal to $60,000,000 (the “Revolving Facility” and the commitments thereunder, the “Initial Revolving Commitments” and the loans thereunder, the “Revolving Loans”; the Revolving Facility together with the Initial Term Loan Facility and the 2025 Incremental Term Loan Facility, collectively, the “Credit Facilities”). On the Restatement Date, the Opco Borrower entered into that certain Amendment No. 3 to Credit Agreement (the “Third Amendment”), among the Opco Borrower, Parent Holdings, Intermediate Holdings, each subsidiary guarantor party thereto, the Opco Lenders party thereto and the Opco Administrative Agent, pursuant to which (i) the Opco Lenders agreed to increase the Initial Revolving Commitments in an aggregate principal amount equal to $30,000,0000 (the “Incremental Revolving Commitments” and, together with the Initial Revolving Commitments, collectively, the “Revolving Commitments”; the Revolving Commitments together with the Term Loans, collectively, the “Loans”) and (ii) join the CS Energy Entities (as defined in the Opco RCF Credit Agreement) as guarantors to the Opco RCF Credit Agreement.

Equipment Financing

In 2023, the Company entered into an equipment financing agreement with a specialized equipment finance provider to borrow approximately $25 million against construction equipment owned by the Company. The

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

underlying financing agreements have 72-month terms ending in 2029. Additionally, in connection with the SDI acquisition in 2025, SDI and SOLV Energy, LLC amended the equipment financing transaction agreement to borrow approximately $14.5 million against construction equipment owned by SDI. The proceeds were used to partially fund the SDI acquisition. The underlying financing agreement has a 60-month term ending in 2030.

Interest Rate and Fees

Holdco Term Loan Credit Agreement

Borrowings under the Holdco Term Loan Credit Agreement bear interest, at SOLV Energy Holding LLC’s option, at a rate per annum equal to either (a) the forward-looking term rate based on SOFR plus 6.75% per annum or (b) a fluctuating rate per annum equal to the highest of (i) the rate per annum equal to the weighted average of the rates on an overnight federal funds transactions with members of the Federal Funds Reserve System, as published by the Federal Reserve Bank of New York in effect on such days plus 0.50%, (ii) the “Prime Rate” quoted by the Wall Street Journal in effect on such day, (iii) the forward looking term rate based on SOFR for a one-month tenor in effect on such day (but not less than the 1.00% floor) plus 1.00%, plus 5.75% per annum, which, in each case, includes a 1.00% floor.

Under the Holdco Term Loan Credit Agreement, SOLV Energy Holdings LLC must pay an annual administrative agency fee payable to the Holdco Administrative Agent.

OpCo RCF Credit Agreement

Borrowings under the Opco RCF Credit Agreement bear interest, at the Opco Borrower’s option, at a rate per annum equal to either (a) the forward-looking term rate based on SOFR plus 3.75% per annum or (b) a fluctuating rate per annum equal to the highest of (i) the rate per annum equal to the weighted average of the rates on an overnight federal funds transaction with members of the Federal Funds Reserve System, as published by the Federal Reserve Bank of New York in effect on such day plus 0.50%, (ii) the “Prime Rate” quoted by the Wall Street Journal in effect on such day, (iii) the forward looking term rate based on SOFR for a one-month tenor in effect on such day (but not less than the 1.00% floor) plus 1.00%, plus 2.75% per annum, which, in each case, includes a 0.00% floor.

Under the Opco RCF Credit Agreement, the Opco Borrower must pay the following fees:

•

a commitment fee payable to each Opco Lender, which shall accrue at a rate equal to 0.50% per annum payable on the average daily amount of unused Revolving Commitments, which commitment fee shall be payable quarterly in arrears;

•	an annual administrative agency fee payable to the Opco Administrative Agent;

•

a participation fee payable to each Opco Lender quarterly in arrears at a rate equal to the applicable SOFR margin for Revolving Loans on the daily face amount of such Opco Lender’s letter of credit exposure; and

•

a fronting fee to each bank designated as an issuer of letters of credit (“Issuing Bank”) payable quarterly in arrears at a rate agreed to by the applicable Issuing Bank and the Opco Borrower (not to exceed 0.125% per annum) on the daily face amount of each letter of credit issued by such Issuing Bank and such Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of letters of credit or processing of drawings thereunder.

Prepayment Premiums

Subject to certain notice requirements, under the Holdco Term Loan Credit Agreement, SOLV Energy Holdings LLC must pay:

•

a 2.00% prepayment penalty for any (a) voluntary prepayment of the outstanding Term Loans under the Holdco Term Loan Credit Agreement, (b) asset sale prepayment in connection with a disposition of all or

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

substantially all assets of the Opco Borrower and its subsidiaries, (c) prepayment of the outstanding Term Loans under the Holdco Term Loan Credit Agreement with the proceeds of debt that is not permitted under the Holdco Term Loan Credit Agreement, (d) acceleration of the Term Loans outstanding under the Holdco Term Loan Credit Agreement (other than for such an acceleration resulting from a charge or notice of intent to be charged with, criminal liability with respect to stormwater matters by the U.S. EPA or other relevant and competent governmental authority, which change or notice remains unwithdrawn, undischarged or unvacated, unstayed pending appeal, in each case, for a period of 90 consecutive days following SOLV Energy Holdings LLC’s receipt of a written notice of the same from the Holdco Administrative Agent) and (e) replacement of a Holdco Lender for failing to consent to an amendment, waiver or consent pursuant to “yank-a-bank” provisions (clauses (a) through (e) each, a “Holdco Prepayment Event”) that occurs after the Amendment No. 1 Effective Date and prior to the first anniversary of the Restatement Date; provided, that such prepayment penalty shall be reduced to 1.00% if the applicable Holdco Prepayment Event uses the proceeds of a transaction or series of related transactions that results in any of the common capital stock of SOLV Energy Holdings LLC or a parent company that owns 100% of the Capital Stock of the Term Loan Borrower being publicly traded on any U.S. national securities exchange or over-the-counter market or any analogous public exchange in any other jurisdiction (a “Public Company Transaction”) to make such prepayment;

•

a 1.080297% prepayment penalty for any Holdco Prepayment Event that occurs on or after the first anniversary of the Restatement Date and prior to the first anniversary of the Amendment No. 1 Effective Date; provided, that, such prepayment penalty shall be reduced to 0.080297% if the applicable Holdco Prepayment Event uses the proceeds of a Public Company Transaction to make such prepayment;

•

a 1.00% prepayment penalty for any Holdco Prepayment Event that occurs on or after the first anniversary of the Amendment No. 1 Effective Date and prior to the second anniversary of the Restatement Date; and

•

a 0.080297% prepayment penalty for any Holdco Prepayment Event that occurs on or after the second anniversary of the Restatement Date and prior to the second anniversary of the Amendment No. 1 Effective Date;

provided, that, no prepayment premium shall be payable under the Holdco Term Loan Credit Agreement in connection with any prepayment or acceleration on or after the second anniversary of the Amendment No. 1 Effective Date.

Mandatory Prepayments

The Credit Agreements require mandatory prepayments of the outstanding principal amount and accrued interest of their respective Loans with:

•

75% of Excess Cash Flow (as defined in the Holdco Term Loan Credit Agreement), calculated net of certain voluntary prepayments of indebtedness (in the case of any voluntary prepayment of the Revolving Loans, to the extent accompanied by a permanent reduction of the related commitment) and subject to a $5,000,000 threshold amount for any fiscal year if the ratio, as of any date of determination, of (a) the aggregate principal amount of consolidated total debt outstanding on such date that is secured by a First Priority Lien on the collateral, as of the last day of the most recently ended test period to (b) consolidated adjusted EBITDA for the test period then most recently ended, is greater than 2.90:1.00 (the “ECF Prepayment Amount”); provided that such prepayments shall be subject to a step down to 50% if the First Lien Leverage Ratio for such fiscal year is less than or equal to 2.90:1.00; provided, further, that during the period from the date on which annual financial statements have been delivered under the Opco RCF Credit Agreement which indicate an ECF Trigger until the date on which the Opco Borrower delivers annual financial statements with a Total Leverage Ratio equal to or less than 5.00:1.00, the ECF Prepayment Amount shall first be applied to repay the then outstanding Revolving Loans under the Opco RCF Credit Agreement until such outstanding Revolving Loans are equal to $15,000,000 with the balance of any ECF Prepayment Amount applied to repay the then outstanding Term Loans under the Holdco Term Loan Credit Agreement;

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

•

under the Holdco Term Loan Credit Agreement, 100% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a $5,000,000 threshold amount, subject to certain reinvestment rights and other exceptions;

•

under the Holdco Term Loan Credit Agreement, 100% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the Holdco Term Loan Credit Agreement, subject to certain exceptions;

•

under the Opco RCF Credit Agreement, 100% of net proceeds of any disposition consummated by Parent Holdings and/or any of its subsidiaries if (i) such disposition results in the amounts, that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on the most recently delivered consolidated balance sheet of Parent Holdings and its subsidiaries (“Consolidated Total Assets”) (other than CS Energy Devco, LLC (“Devco”) and its subsidiaries) being less than 50% of the amount of Consolidated Total Assets of SOLV Energy Holdings LLC and its subsidiaries (other than Devco and its subsidiaries) as calculated on the date which is 180 days prior to the date of the consummation of such disposition and (ii) the proceeds of such disposition would otherwise be required to prepay the Term Loans under the Holdco Term Loan Credit Agreement and have not been reinvested pursuant to the Holdco Term Loan Credit Agreement; and

•

under the Opco RCF Credit Agreement, if, at any time, any Lender’s aggregate outstanding principal amount at such time of all revolving loans of such Lender, plus (a) the sum of (i) the aggregate undrawn amount of all outstanding letters of credit at such time and (ii) the aggregate principal amount of all letter of credit disbursements that have not yet been reimbursed at such time and (b) the aggregate principal amount of all swingline loans outstanding at such time, in each case, attributable to its Revolving Commitment (“Credit Exposure”) exceeds the amount of Revolving Commitments then in effect, the Opco Borrower shall prepay the Revolving Loans or swingline loans or reduce the letter of credit exposure in an aggregate amount sufficient to reduce such Credit Exposure as of the date of such payment to an amount not to exceed the Revolving Commitments then in effect by either (i) prepaying the Revolving Loans or swingline loans or (ii) with respect to any letter of credit exposure, depositing cash in a cash collateral account or backstopping or replacing the applicable letters of credit in an amount equal to 101% of the excess letter of credit exposure.

Amortization; Mandatory Prepayments; Final Maturity

Prior to the Amendment No. 1 Effective Date, the Initial Term Loans amortized at an annual rate equal to 1.00% per annum, which was payable in equal quarterly installments of 0.25% of the original principal amount of the Initial Term Loans. Commencing on March 31, 2025, the Holdco Term Loan Credit Agreement requires SOLV Energy Holdings LLC to make quarterly amortization payments for the Term Loans in an aggregate amount equal to $1,015,672.38, which payment is to be made on the last day of each of March, June, September and December.

The Opco RCF Credit Agreement does not require commitment reductions or amortization payments.

The Term Loans mature on October 7, 2029. The Revolving Loans mature on the earlier of (i) October 7, 2028 and (ii) when all commitments under the Holdco Term Loan Credit Agreement have expired or terminated and the principal of and interest on the Term Loans and all fees, premium, expenses and other amount payable under the Holdco Term Loan Credit Agreement have been paid in full in cash.

Guarantors

The obligations of SOLV Energy Holdings LLC under the Holdco Term Loan Credit Agreement are not guaranteed or required to be guaranteed by any of its subsidiaries.

The obligations of the Opco Borrower under the OpCo RCF Credit Agreement are guaranteed and required to be guaranteed by Parent Holdings, Intermediate Holdings and each existing and future wholly-owned domestic

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

subsidiary of the Opco Borrower, subject to customary exceptions, including, but not limited to, any subsidiary of Devco formed for the purpose of developing a solar power facility or establishing any solar investment.

Security

The obligations of SOLV Energy Holdings LLC under the Holdco Term Loan Credit Agreement are secured by first priority security interests in substantially all of the assets of SOLV Energy Holdings LLC, subject to permitted liens and other customary exceptions. The obligations of the Opco Borrower under the Opco RCF Credit Agreement are secured by first priority security interests in substantially all of the assets of the Opco Borrower and the guarantors, subject to permitted liens and other customary exceptions.

Certain Covenants; Representations and Warranties

Each of the Credit Agreements contain customary affirmative covenants (including reporting obligations) and negative covenants and requires its respective Borrower to make customary representations and warranties.

The negative covenants, among other things and subject to certain exceptions, limit the ability of (i) in the case of the Holdco Term Loan Credit Agreement, SOLV Energy Holdings LLC and its subsidiaries (other than in the case of liens, paying dividends or other distributions in respect of equity and making payments in respect of certain subordinated debt, which, in each case, are limited to SOLV Energy Holdings LLC) and (ii) in the case of the Opco RCF Credit Agreement, the Opco Borrower and its subsidiaries (other than in the case of paying dividends or other distributions in respect of equity, which is limited to the Opco Borrower) to:

•	incur or guarantee additional indebtedness;

•	pay dividends, redeem capital stock or make other restricted payments;

•	make payments in respect of certain subordinated indebtedness;

•	make investments, including acquisitions, loans and advances;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	sell, transfer or otherwise dispose of assets, properties or licenses not in the ordinary course of business;

•	create liens on assets and capital stock to secure any indebtedness;

•	undergo a change in control;

•	merge, consolidate, liquidate, wind up or dissolve;

•	enter into unrelated lines of business and the business conducted by certain of our subsidiaries; and

•	enter into transactions with affiliates.

The negative covenants also (a) limit the ability, subject to certain exceptions, of SOLV Energy Holdings LLC, Parent Holdings and Intermediate Holdings to own any operating assets or engage in any material operating activities (b) specifically prohibit under the Holdco Term Loan Credit Agreement, subject to certain exceptions, SOLV Energy Holdings LLC from granting any lien on the capital stock of the Opco Borrower or any of its subsidiaries, in each case, to secure any indebtedness for borrowed money (c) specifically prohibit under the Opco RCF Credit Agreement, subject to certain exceptions, Parent Holdings and Intermediate Holdings, and the Opco Borrower and its subsidiaries from (I) creating liens on their assets securing the indebtedness pursuant to the Holdco Term Loan Credit Agreement or acting as a guarantor thereunder and (II) materially modifying any provisions related to certain stormwater matters and (d) specifically limit the ability under the Opco RCF Credit Agreement, subject to certain exceptions, of Parent Holdings to change its fiscal year end to a date other than December 31.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Financial Covenants

Each of the Credit Agreements contains a financial covenant which requires its respective Borrower to maintain a Total Leverage Ratio of no greater than 6.50:1.00.

The Opco RCF Credit Agreement contains an additional financial covenant, which requires the Opco Borrower to maintain a ratio, for the test period most recently ended of (a) consolidated adjusted EBITDA to (b) the sum of (i) designated cash interest expenses for such period plus (ii) the aggregate amount of scheduled principal payments in respect of indebtedness for borrowed money (including payments in respect of capital leases to the extent allocated to principal) paid in cash during such period (other than payments made by the Opco Borrower or any subsidiary to the Opco Borrower or any subsidiary and in any case, excluding any earn-out obligation or purchase price adjustment and intercompany indebtedness) of no less than 1.20:1.00.

The financial covenants are subject to customary “equity cure” rights.

Events of Default

Each Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross- defaults and/or cross-acceleration to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material Employee Retirement Income Security Act events, potential liabilities related to stormwater events, change of control and material defects with respect to guarantees and collateral.

If an event of default occurs, the lenders would be entitled to take various actions, including acceleration of the loans and termination of the commitments under each Credit Agreement, foreclosure on collateral and all other remedial actions available to a secured creditor. The failure to pay certain amounts owing under the Credit Agreements may result in an increased interest rate equal to 2.00% per annum above the interest rate in effect at such time.

On December 13, 2025 and December 16, 2025, the Opco Borrowers and the Holdco Lenders, respectively, agreed to waive any potential defaults that may have occurred under the Credit Agreements as a result of our financial restatement discussed elsewhere in this prospectus. For additional information on the restatement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Note 5—Restatement of Previously Issued Consolidated Financial Statements to our audited consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the consummation of this offering, we will adopt and file an amended and restated certificate of incorporation and we will adopt and file our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	shares of Class A common stock, par value $ per share;

•	shares of Class B common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

We are selling      shares of Class A common stock in this offering (      shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing      shares of Class B common stock to the Continuing Equity Owners in connection with the Transactions.

The following summary describes the material provisions of our capital stock. Because this is only a summary, it does not contain all the information that may be important to you. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B common stock

Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Person Transactions—SOLV Energy Holdings LLC Agreements.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation described below or as otherwise required by applicable law or the amended and restated certificate of incorporation.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A common stock or (iii) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the closing of this offering, the Continuing Equity Owners will own, in the aggregate,      shares of our Class B common stock.

Voting Rights

At any meeting of stockholders at which directors are to be elected, directors will be elected by a plurality of the votes cast by the holders of shares of our common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors. We have also adopted a majority voting policy in our corporate governance guidelines that will require that a director who fails to achieve a majority of votes cast in an uncontested election will be required to tender his or her resignation from the Board. The Nominating and Corporate Governance Committee will assess the appropriateness of such director’s continuing service on the Board and shall recommend to the Board the action to be taken with respect to the tendered resignation. Vacancies created by resignations or otherwise may be filled by vote of the remaining directors. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation, our amended and restated bylaws or as required by law, all matters to be voted on by our stockholders other than matters relating to the election of directors must be approved by a majority of the voting power of the shares of capital stock present in person, by means of remote communication, if any, or represented by proxy at the meeting and entitled to vote on such matter.

SOLV Energy Holdings LLC Agreement

Under the SOLV Energy Holdings LLC Agreement, the holders of LLC Interests will have the right, from and after the completion of this offering (subject to the terms of the LLC Agreement), to require SOLV Energy Holdings LLC to exchange all or a portion of their LLC Interests for newly issued shares of Class A common stock, which may consist of unregistered shares, on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SOLV Energy Holdings LLC Agreement. Shares of Class B common stock will be canceled on a one-for-one basis if we, following an exchange request of a holder of LLC Interests, exchange LLC Interests of such holder of LLC Interests pursuant to the terms of the SOLV Energy Holdings LLC Agreement. See “Certain Relationships and Related Person Transactions—SOLV Energy Holdings LLC Agreements.”

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Preferred Stock

Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, the total authorized shares of preferred stock will be      shares. Upon the closing of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Registration Rights

We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners and Blocker Shareholders in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Forum Selection

Our amended and restated certificate of incorporation will provide (i) (a) any derivative action or proceeding brought on behalf of the Company under Delaware law, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action asserting a claim against the Company or any of its directors, officers, or other employees governed by the internal affairs doctrine of the law of the State of Delaware or (e) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (ii) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Further, declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from SOLV Energy Holdings LLC and, through SOLV Energy Holdings LLC, cash distributions and dividends from our other direct and indirect subsidiaries. We do not currently intend to pay any dividends on our Class A common stock. Our ability to pay dividends is currently subject to the restrictions specified by the terms of our credit agreements and may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Dividend Policy,” “Description of Material Indebtedness,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock— We do not intend to pay any cash distributions or dividends on our Class A common stock in the foreseeable future.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the closing of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Classified Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. See “Management—Board Composition.” This provision may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Removal of Directors

So long as our board of directors remains classified, directors may be removed only for cause by the affirmative vote of a majority of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that until the date when American Securities ceases to beneficially own more than 50% of the voting power of all of our then-outstanding shares of capital stock, a special meeting of stockholders may be called only by the chairperson of our board of directors, a majority of our board of directors, or our chief executive officer, or our corporate secretary at the request of the holders of at least a majority of the voting power of all of our then-outstanding shares of capital stock. From and after the date when American Securities ceases to beneficially own more than 50% of the voting power of all of our then-outstanding shares of capital stock, only the chairperson of our board of directors, a majority of our board of directors, or our chief executive officer may call special meetings of our stockholders. This provision may delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Action by Written Consent of Stockholders

Our amended and restated certificate of incorporation will provide that, at any time when American Securities beneficially owns at least 50% of the combined voting power of all of our then-outstanding shares of capital stock, our stockholders may take action by consent without a meeting, and at any time when American Securities beneficially owns less than 50% of the combined voting power of all of our then-outstanding shares of capital stock, our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders. This provision may delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of a majority of the voting power of all then-outstanding shares of capital stock. Any amendment to our

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

amended and restated certificate of incorporation must first be approved by a majority of our board of directors and if required by law, thereafter be approved by a majority of our then-outstanding shares of capital stock entitled to vote thereon, subject to certain exceptions as described in “—Common Stock—Class B common stock” above.

Section 203 of the DGCL

We will opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person, but will exclude American Securities and its affiliates and transferees. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, applicable. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer, as applicable.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to American Securities or any of our directors who are employees of or affiliated with American Securities or any director or stockholder who is not employed by us or our subsidiaries. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, American Securities or any of our directors who are employees of or affiliated with American Securities or any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, if American Securities or any of our directors who are employees of or affiliated with American Securities or any director or stockholder who is not employed by us or our subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our affiliates. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (i) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (ii) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (iii) we have an interest or expectancy in such transaction or opportunity and (iv) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of SOLV Energy, Inc.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of SOLV Energy, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is     .

Trading Symbol and Market

We intend to apply to have our Class A common stock listed on Nasdaq under the symbol “MWH.”

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock (or other equity securities or securities convertible into our Class A common stock), including pursuant to our equity incentive plans, or the perception that future sales by us, our Sponsor or our other existing stockholders in the public market following this offering could cause dilution of the percentage of ownership of our stockholders, could cause the market price for our Class A common stock to decline.”

Sale of Restricted Securities

Upon consummation of this offering, we will have      shares of our Class A common stock outstanding (or     shares, if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming the issuance of      shares of Class A common stock by us in this offering and the issuance of      shares of Class A common stock to the Blocker Shareholders in the Transactions; and      shares of our Class B common stock outstanding (or      shares, if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares of Class A common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold in compliance with Rule 144, which is summarized below. Of the remaining outstanding shares,      shares of our Class A common stock held by the Continuing Equity Owners and      shares of our Class B common stock will be deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act.

In addition, the Continuing Equity Owners will own all of the shares of our Class B common stock. The Continuing Equity Owners, from time to time following the offering, may require SOLV Energy Holdings LLC to redeem or exchange all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. Shares of our Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a Continuing Equity Owner, redeem or exchange LLC Interests of such Continuing Equity Owner pursuant to the terms of the SOLV Energy Holdings LLC Agreement. Shares of our Class A common stock issuable to the Continuing Equity Owners upon a redemption or exchange of LLC Interests would be considered “restricted securities” as that term is defined under Rule 144.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following consummation of this offering, the holders of approximately      shares of our Class A common stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144.      are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Lock-up Arrangements and Registration Rights

We, our officers, directors, Sponsor and our other Original Equity Owners representing substantially all of the LLC Interests prior to this offering have agreed, subject to certain exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities,

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of      for a period of 180 days after the date of this prospectus. These agreements are subject to certain exceptions, as set forth in “Underwriting.”

In addition, following the expiration of the lock-up period, we expect that certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement” for additional information. There will not be any maximum cash penalties or additional penalties resulting from delays in registering our common stock associated with such registration rights. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions,” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume in our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares of Class A common stock being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement. Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described above.

Additional Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to issuance under our equity incentive plans. Any such registration statement will automatically become effective upon filing with the SEC. Accordingly, shares of our Class A common stock registered under such registration statements will be available for sale in the open market, unless such shares are subject to the Rule 144 limitations, vesting restrictions with us or the lock-up restrictions described above.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. This summary does not address all aspects of U.S. federal income taxes and does not deal with other U.S. federal taxes (such as estate and gift tax laws) or with state, local or other tax laws that may be relevant to non-U.S. holders in light of their particular circumstances.

This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock, or that a change in law will not alter significantly the tax considerations that we describe in this summary.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk-reduction strategy, or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code, and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner in such an entity will depend on the status of the owner, the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

activities of such entity, and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. However, in the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of shares of our Class A common stock, such distributions will generally be treated as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may be able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to United States persons (as defined by the Code) unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the sale or other taxable disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States);

•

the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition (using certain calculations required under the Code) and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to United States persons (as defined by the Code) unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

A non-U.S. holder will generally not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

reason to know that such holder is a U.S. person as defined under the Code) such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or such holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives appropriate certifications and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless applicable exceptions apply. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. However, under proposed Treasury Regulations (on which taxpayers may rely until final Treasury Regulations are issued), withholding under FATCA will not apply to the gross proceeds from the sale or disposition of our Class A common stock. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS, INTERGOVERNMENTAL AGREEMENTS OR TAX TREATIES.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Jefferies LLC and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
Jefferies LLC
J.P. Morgan Securities LLC
Total

The underwriters are committed to purchasing all the shares of Class A common stock offered by us if they purchase any shares of Class A common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares of Class A common stock to the public, if all of the shares of Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares of Class A common stock specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of Class A common stock. If any shares of Class A common stock are purchased with this option to purchase additional shares of Class A common stock, the underwriters will purchase shares of Class A common stock in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares of Class A common stock on the same terms as those on which the shares of Class A common stock are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We, our directors and executive officers and certain holders of our outstanding common stock have signed lock-up agreements stating that we and they will not, in accordance with the terms of such agreements, dispose of or hedge any of our or their shares of common stock or securities exercisable for or convertible into shares of common stock during the period ending on the 180th day after the date of this prospectus, subject to certain exceptions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing/quotation on Nasdaq under the symbol “MWH.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of Class A common stock as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded Class A common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of Class A common stock may be offered to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of us and the underwriters that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression “offer to the public” in relation to the shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the Financial Conduct Authority, except that the shares of Class A common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of Class A common stock in the United Kingdom.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of Class A common stock. No shares of Class A common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of Class A common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(a)	to any person which is a professional client as defined under the FinSA; or

(b)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of Class A common stock shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 35 FinSA.

The shares of Class A common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an exempt offer which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”). The DFSA has not approved this prospectus nor has any responsibility for reviewing or verifying any document or other documents in connection with the offering. Accordingly, the DFSA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.

The shares of Class A common stock have not been offered and will not be offered to any persons in the DIFC except on the basis that an offer is:

(i)	an “Exempt Offer” in accordance with the Markets Rules (MKT) Module of the DFSA Rulebook; and

(ii)	made only to persons who meet the “Deemed Professional Client” criteria set out in Rule 2.3.4 of the Conduct of Business (“COB”) module of the DFSA Rulebook, who are not natural persons.

Notice to Prospective Investors in the United Arab Emirates

The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (“FSRA”) or the DFSA.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

common stock, offer, transfer, assign or otherwise alienate those shares of Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended, the “FIEA”), and the underwriters will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIFA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

No shares of Class A common stock have been offered or sold, and no shares of Class A common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of Class A common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of Class A common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of Class A common stock will be required, and is deemed by the acquisition of the shares of Class A common stock, to confirm that he is aware of the restriction on offers of the shares of Class A common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of Class A common stock in circumstances that contravene any such restrictions.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The shares of Class A common stock are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Notice to Prospective Investors in the British Virgin Islands

The shares of Class A common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each, a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in the People’s Republic of China (“PRC”)

This prospectus will not be circulated or distributed in the PRC and the shares of Class A common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares of Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares of Class A common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of Class A common stock. By the purchase of the shares of Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of Class A common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares of Class A common stock, as principal, if the offer is on terms that the shares of Class A common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of Class A common stock is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares of Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of Class A common stock in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares of Class A common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of Class A common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the shares of Class A common stock, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the Class A common stock offered hereby on behalf of us. Certain legal matters related to this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of SOLV Energy Holdings LLC at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statement of SOLV Energy, Inc. as of September 30, 2025 appearing in this prospectus has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement, including its exhibits and schedules. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above. We also maintain a website at www.solvenergy.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website or any subsection thereof is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of SOLV Energy, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of SOLV Energy, Inc. (the “Corporation”) as of September 30, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Corporation at September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP

We have served as the Corporation’s auditor since 2025.

Tysons, Virginia

December 19, 2025

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy, Inc.

Balance Sheet

(in dollars)

September 30, 2025
ASSETS
Cash	$100

Total assets	$100

STOCKHOLDER’S EQUITY
Common stock, par value $1.00 per share, 100 shares authorized, issued and outstanding	$100

Total stockholder’s equity	$100

The accompanying notes are an integral part of this financial statement

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy, Inc.

Notes to the Financial Statement

(1) Organization

SOLV Energy, Inc. (the “Corporation”) was organized as a Delaware corporation on April 1, 2025, and its shares were funded on June 6, 2025. The Corporation’s fiscal year end is December 31. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole assets are expected to be an equity interest in SOLV Energy Holdings LLC.

A wholly-owned subsidiary of the Corporation will be the managing member of SOLV Energy Holdings LLC, and the Corporation, through the managing member, will operate and control all of the businesses and affairs of SOLV Energy Holdings LLC and, through SOLV Energy Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these entities.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet has been prepared in accordance with U.S. GAAP. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented because there have been no activities in this entity or because the single transaction is disclosed below.

(3) Stockholder’s Equity

The Corporation is authorized to issue 100 shares of common stock, par value $1.00 per share. The Corporation has issued 100 shares of common stock, which is held by SOLV Energy Parent Holdings LP, on June 6, 2025, in exchange for a capital contribution in accordance with the Stock Subscription Agreement executed by SOLV Energy Parent Holdings LP.

(4) Subsequent Events

The Corporation has evaluated subsequent events through December 19, 2025, the date which the financial statement was issued, and did not identify any additional matters that require disclosure.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Report of Independent Registered Public Accounting Firm

To the Unit Holder and the Board of Directors of SOLV Energy Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOLV Energy Holdings LLC (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, member’s equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Restatement of 2024, 2023 and 2022 Financial Statements

As discussed in Note 5 to the consolidated financial statements, the 2024, 2023 and 2022 consolidated financial statements have been restated to correct misstatements primarily related to revenue recognition.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Revenue Recognition—Percentage of Completion Accounting

Description of the Matter

For the year ended December 31, 2024, Engineering, Procurement and Construction (“EPC”) revenue recognized under Percentage of Completion accounting was $1.8 billion. As explained in Note 6 to the consolidated financial statements, EPC revenue is generally accounted for as a single performance obligation and revenue is recognized over time using a cost-to-cost input method in which progress is measured based on the ratio of costs incurred to date to the total estimated costs at completion. The determination of revenue recognized on EPC contracts requires estimates of total contract costs expected to be incurred to complete the Company’s contracts with its customers. Estimates to complete are based on the Company’s estimate of total expected costs, including among others, for labor, materials, and subcontractor expenditures. Determination of these estimated costs requires estimates of level of effort, as well as pricing.

Auditing the Company’s estimates to complete used in its revenue recognition process was complex due to the judgement involved in evaluating the significant estimates and assumptions made by management.

How We Addressed the Matter in Our Audit	To test the Company’s estimate to complete analyses, our audit procedures included, among others, evaluating management’s cost estimates for a sample of contracts. We also compared estimates of labor, materials and subcontractor costs to historical results of similar contracts to determine reasonableness of cost composition assumptions and inspected contractual evidence, such as purchase orders and supply contracts to corroborate completeness of estimates to complete. We evaluated contract activity during the period subsequent to fiscal year end, but before the financial statements were issued to evaluate the reasonableness of the Company’s estimates. We evaluated the appropriateness of changes to cost estimates and their impact on revenue, based on management’s determination that a change in estimate was necessary. We recalculated revenue recognized during the year based on the Company’s measurement of its estimate to complete assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Tysons, Virginia

May 9, 2025, except for the effects of the restatement disclosed in Note 5, as to which the date is December 19, 2025.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Consolidated Balance Sheets

(in thousands)

	December 31,
	2024	2023
	(Restated)	(Restated)
ASSETS
Cash and cash equivalents	$207,987	$178,016
Accounts receivable, net	277,962	225,357
Contract assets	50,200	183,327
Capitalized project development costs	25,204	17,603
Prepaid and other current assets	26,953	31,301

Total current assets	588,306	635,604
Property and equipment, net	67,635	61,062
Operating lease right-of-use assets	8,014	8,943
Goodwill	410,006	410,006
Intangible assets, net	398,578	464,925
Other long-term assets	5,492	4,506

Total assets	$1,478,031	$1,585,046

LIABILITIES AND MEMBER S EQUITY
Accounts payable and accrued expenses	$401,883	$579,814
Contract liabilities	241,000	167,018
Due to related party	4,739	3,769
Current portion of equipment financing	3,767	3,468
Current portion of lease liabilities	9,559	5,767
Current portion of long-term debt	2,479	2,129

Total current liabilities	663,427	761,965
Term debt, long term	362,832	383,086
Equipment financing, long-term	15,777	19,543
Lease liabilities, long-term	28,014	22,230
Other long-term liabilities	14,534	7,853

Total liabilities	1,084,584	1,194,677
Commitments and Contingencies - See Note 14
Non-controlling interest	2,510	2,043
Accumulated deficit	(247,322)	(257,246)
Member’s equity	638,259	645,572

Total member’s equity	393,447	390,369

Total liabilities and member’s equity	$1,478,031	$1,585,046

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2024	2023	2022
	(Restated)	(Restated)	(Restated)
Revenue	$1,847,803	$2,100,643	$2,318,265
Cost of revenue	1,588,639	1,990,648	2,220,350

Gross profit	259,164	109,995	97,915
Selling, general and administrative expenses	127,885	95,836	101,213
Amortization expense	66,347	67,048	78,996

Total operating expenses	194,232	162,884	180,209

Operating income (loss)	64,932	(52,889)	(82,294)
Loss on debt extinguishment	4,398	—	—
Interest expense	55,394	59,702	39,660
Interest income	(4,601)	(1,634)	(202)
Other income	(781)	(1,318)	—

Income (loss) before income taxes	10,522	(109,639)	(121,752)
Income tax expense	598	204	5

Net income (loss)	$9,924	$(109,843)	$(121,757)
Less: net income attributable to non-controlling interests	2	1	1

Net income (loss) attributable to controlling interests	$9,922	$(109,844)	$(121,758)

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Consolidated Statements of Member’s Equity

(in thousands)

	Non-Controlling Interest	Accumulated Deficit	Member’s Equity	Total Member’s Equity
Balance, January 1, 2022	$—	$(25,646)	$625,738	$600,092
Unit-based compensation	—	—	2,443	2,443
Contribution from non-controlling interests	1,153	—	15,017	16,170
Net income (loss)	1	(121,757)	—	(121,756)

Balance, December 31, 2022 (restated)	$1,154	$(147,403)	$643,198	$496,949

Unit-based compensation	—	—	2,374	2,374
Contribution from non-controlling interests	888	—	—	888
Net income (loss)	1	(109,843)	—	(109,842)

Balance, December 31, 2023 (restated)	$2,043	$(257,246)	$645,572	$390,369

Unit-based compensation	—	—	3,212	3,212
Contribution from non-controlling interests	465	—	—	465
Distributions	—	—	(10,525)	(10,525)
Net income	2	9,924	—	9,926

Balance, December 31, 2024 (restated)	$2,510	$(247,322)	$638,259	$393,447

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2023	2022
	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$9,924	$(109,843)	$(121,757)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	84,836	81,832	88,264
Amortization of debt issuance costs	4,329	2,790	2,973
Allowance for credit losses	(2,635)	2,234	745
Unit-based compensation expense	8,607	2,375	2,443
Contingent Consideration	—	—	993
Gain on investment	(750)	(1,803)	—
Change in fair value of derivative	(236)	220	—
Loss on disposal of property and equipment	215	—	—
Loss on extinguishment of debt	3,061	—	—
Write off of project development costs	457	498	17
Change in operating assets and liabilities:
Accounts receivable	(49,970)	81,709	(103,350)
Contract assets	133,127	30,731	91,549
Other current and non-current assets	(2,526)	(24,708)	39,985
Accounts payable and accrued expenses	(96,457)	(89,820)	284,464
Contract liabilities	24,344	75,746	(211,833)
Long-term liabilities	1,287	(1,669)	9,436

Net cash provided by operating activities	117,613	50,292	83,929
Cash flows from investing activities:
Purchases of property and equipment	(8,569)	(14,404)	(27,256)
Proceeds from sale of property and equipment	300	—	—
Distribution from investment	—	3,046	—
Investment in unconsolidated entity	—	(2,500)	(816)

Net cash used in investing activities	(8,269)	(13,858)	(28,072)
Cash flows from financing activities:
Principal payments on debt	(18,622)	(4,000)	(4,000)
Proceeds from line of credit	97,250	126,760	28,000
Repayments to line of credit	(97,250)	(145,000)	(13,260)
Payment on financing fees	(8,781)	—	(1,308)
Payments for finance leases	(4,299)	(3,701)	(2,471)
Proceeds on equipment financing	—	24,842	—
Payments on equipment financing	(3,467)	(1,831)	—
Contingent Consideration	—	(32,833)	—
Deferred purchase price	(34,144)	—	(10,000)
Contribution from non-controlling interests	465	888	1,153
Equity contribution	—	—	15,018
Distributions to parent	(10,525)	—	—

Net cash (used in) provided by financing activities	(79,373)	(34,875)	13,132
Net increase (decrease) in cash and cash equivalents	29,971	1,559	68,989
Cash and cash equivalents, beginning of period	178,016	176,457	107,468

Cash and cash equivalents, end of period	$207,987	$178,016	$176,457

Supplemental cash flow information
Income taxes paid	$598	$204	$12
Interest paid	$43,227	$53,742	$35,466

The accompanying notes are an integral part of these consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

(1) Description of Business

SOLV Energy Holdings LLC (together with its subsidiaries, the “Company”), is a leading provider of infrastructure services to the power industry, including engineering, procurement, construction (EPC), testing, commissioning, operations, maintenance and repowering. The Company specializes in designing, building and maintaining utility-scale solar and battery storage projects and related transmission and distribution (T&D) infrastructure, and provides operation and maintenance (O&M) services pursuant to long-term contracts that typically obligate the customer to pay the Company a fixed monthly fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis.

The Company’s operations are conducted primarily through its subsidiaries, SOLV Energy, LLC, SEHV Solutions, LLC (collectively, “SOLV Energy”), along with CS Energy, LLC, and CS Energy Devco, LLC, (collectively, “CS Energy”).

The Company was formed on December 23, 2021, from the acquisition of the Swinerton Renewable Energy EPC and O&M operating units (f/k/a SOLV Energy LLC) by American Securities LLC, a leading U.S. private equity firm, from Swinerton Inc (“Carve-out”).

On October 7, 2024 (“Merger Date”), ASP Endeavor Acquisition LLC (“ASPE”), the parent company of CS Energy, merged with the Company (“Merger”). The Company is the surviving entity in this merger of entities under common control. See Note 2 for additional information.

Subsequent to the Merger, the Company was renamed SOLV Energy Holdings LLC (f/k/a ASP SOLV Intermediate Holdings, LLC).

(2) Basis of Presentation

Due to the common control ownership since 2021 of the Company and ASPE, the Merger was considered a merger between entities under common control and was accounted for in a manner similar to the pooling of interests method. The assets and liabilities of the Company and ASPE were combined at their historical carrying amounts, less intercompany eliminations, and no goodwill was recognized. These financial statements have been retrospectively adjusted for all periods presented to reflect the combined results of operations, financial position, and cash flows of both entities as if the merger had occurred as of the earliest period presented, January 1, 2022.

The accompanying consolidated financial statements include the accounts of the Company and its controlled subsidiaries which reflect all adjustments necessary to state fairly the Company’s consolidated financial position, results of operations and cash flows in accordance with principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. Other parties’ interests in entities that the Company consolidates are reported as non-controlling interests within equity. Net income or loss attributable to non-controlling interests is reported as a separate line item below net income or loss. The Company classifies certain assets and liabilities as current utilizing the duration of the related contract or program as the Company’s operating cycle, which is generally longer than one year. This primarily impacts contract liabilities and contract assets. The Company classifies all other assets and liabilities based on whether the asset will be realized or the liability will be paid within one year.

(3) Summary of Significant Accounting Policies

These consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The significant accounting policies described below, together with other notes that follow, are an integral part of the consolidated financial statements.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Restatement

See Note 5 – Restatement of Previously Issued Consolidated Financial Statements for additional information regarding the restatement of amounts included in the Company’s previously issued financial statements as of and for the years ended December 31, 2024, 2023, and 2022.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and these notes.

Actual results could differ from those estimates and may result in material effects on the Company’s operating results and financial position. Estimates made in preparing the accompanying consolidated financial statements primarily include, but are not limited to, those related to revenue recognition, goodwill and long-lived asset valuations, impairment assessments and unit-based compensation.

Fair Value Measurements

The Company categorizes assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the instrument. Level 1 inputs are quoted prices for identical instruments in active markets. Level 2 inputs are quoted for similar instruments in active markets; quoted prices for identical or similar instruments that are not active. Level 3 inputs are model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable. Fair value measurements are classified according to the lowest level input or value that is significant to the valuation.

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, contract assets and contract liabilities, accounts payable, accrued liabilities, and debt instruments. The carrying amounts of the Company’s cash and cash equivalents, receivables and payables approximate fair value due to the short- term nature of those instruments. The carrying amounts of the Company’s debt instruments approximate their respective fair values.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments which have an initial maturity of three months or less. The Company places its cash and cash equivalents with high credit quality financial institutions. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits.

Accounts Receivable

The Company sells to customers using credit terms customary in the construction industry. Accounts receivable are recorded at invoiced amounts and generally do not bear interest. The Company provides an allowance for credit losses to estimate losses from uncollectible accounts in accordance with ASC 326, Financial Instruments – Credit Losses.

Under this method an allowance is recorded based upon historical experience and management’s evaluation of, among other factors, current and reasonably supportable expected future economic conditions and the customer’s

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

willingness or ability to pay. The following table sets forth activities in the allowance for credit losses for the periods indicated.

	December 31,
	2024	2023
Balance, at beginning of year	$2,979	$745
Increase (decrease) in credit loss expense	(11)	2,234
Recoveries	(2,624)	—

Balance, at end of year	$344	$2,979

Project Development Costs

The Company capitalizes as project development costs only those costs incurred in connection with the development of solar and energy storage projects, primarily direct labor, outside contractor services, consulting fees, legal fees and associated travel, if incurred after a point in time when the realization of related revenue becomes probable. Management continually reviews the feasibility of each project and will write-off related proceeds to revenues and the capitalized project costs are written off to cost of revenues.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recognized over the assets estimated useful lives using the straight-line method. The range of estimated useful lives for the respective assets is as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	5 years
Computer equipment	5 years
Vehicles	5 years
Software	3-7 years

Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are expensed as incurred. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

Software Development Costs

The Company capitalizes costs incurred to develop software for internal use. Internal-use software development costs are capitalized during the application development stage and are reflected in “Property and Equipment” on the consolidated balance sheets. Capitalized costs are amortized over the estimated useful life of the software using the straight-line method, generally three to seven years, beginning when the software is ready for its intended use. Costs incurred in the preliminary project stage and post-implementation-operation stage are expensed as incurred.

Long-Lived Assets

Long-lived assets that are held and used including definite lived intangibles, are assessed for impairment whenever events or changes in circumstances indicate their carrying values may not be recoverable. Such reviews are performed in accordance with ASC 360, Property, Plant and Equipment.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

An impairment loss is indicated if the total future estimated undiscounted cash flows expected from an asset, or asset group, are less than its carrying value. An impairment charge is measured as the excess of an asset, or asset group’s carrying amount over its fair value with the difference recorded within operating expenses in the consolidated Statements of Operations.

Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. Impairment losses for assets, or asset groups, to be disposed of by sale are recognized at the lower of the carrying amount of the asset, or asset group, or fair value less cost to sell.

There were no impairments of the Company’s long-lived assets in any of the periods presented.

Goodwill

Goodwill represents the excess of cost paid over the fair value of net tangible and identifiable intangible assets acquired from businesses and is stated at cost. The Company has recorded goodwill in connection with its historical acquisitions of businesses.

Goodwill is required to be assessed for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available.

Goodwill is tested for impairment annually on October 1, or more frequently if events or circumstances arise which indicate that the fair value of a reporting unit with goodwill is below its carrying amount. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying value.

Qualitative factors assessed for each reporting unit include, among other things, enterprise value, macroeconomic conditions, cost factors and other industry and market conditions.

If the Company believes that, as a result of its qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount, then a quantitative impairment test is required. The quantitative assessment estimates the fair value of the reporting unit using income and market approaches and compares that amount to the carrying value of that reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge for the difference is recorded in the consolidated statement of operations.

Investments

The Company enters into investment arrangements in the normal course of business. Investments in entities over which the Company does not have the ability to exercise significant influence are either considered marketable securities or non-marketable equity securities. Non-marketable equity investments without a readily determinable fair value are measured and recorded using a measurement alternative under which they are measured at cost and adjusted for observable price changes and impairments, if any. Observable price changes result from, among other things, equity transactions for the same issuer executed during the reporting period, including subsequent equity offerings or other reported transactions related to the same issuer. The Company recognizes impairments on marketable and non-marketable equity securities if there are sufficient indicators that the fair value of the investment is less than its carrying value.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Leases

The Company recognizes a right-of-use asset and lease liability for its leases at the commencement date equal to the present value of the contractual minimum lease payments over the lease term. The present value is calculated using the rate implicit in the lease, if known, or the Company’s incremental secured borrowing rate.

The Company accounts for each lease component and its associated non-lease components as a single lease component for all classes of assets. The Company accounts for both lease and non-lease components under the lease accounting guidance.

The related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any free-rent period during which the Company has the right to use the asset.

Variable lease payments not included in the measurement of the lease liability are expensed as incurred. For leases with renewal options where the renewal is reasonably assured, the lease term, including the renewal period, is used to determine the appropriate lease classification and to compute periodic rental expense. Leases with initial terms shorter than 12 months are not recognized on the balance sheet, and lease expense is recognized on a straight-line basis.

Refer to Note 10 - Leases for additional information.

Income Taxes

SOLV Energy Holdings LLC is a limited liability company treated as a disregarded entity for U.S. federal income tax purposes. As such, U.S. federal income taxes are not recognized at the Company level but rather its income is allocated to its members.

As of December 31, 2024 and 2023, the Company had no uncertain tax positions. The Company has elected to recognize interest and penalties related to income tax matters as a component of income tax expense, of which no interest or penalties were recorded in any of the periods presented.

Debt Issuance Costs

Debt issuance costs include external costs incurred to obtain financing. Debt issuance costs are amortized over the respective term of the financing using the effective interest method.

Debt issuance costs are generally presented on the consolidated balance sheets along with unamortized debt discounts as a reduction to current and long-term debt.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Refer to Note 6 – Revenue from Contracts with Customers for additional information.

Unit-Based Compensation

The Company recognizes compensation expense for unit-based arrangements over the requisite service period of the awards and recognizes forfeitures as they occur. Refer to Note 11 – Unit-Based Compensation for additional information.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Multiemployer Pension Plans

The Company participates in construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Contributions are based on the hours worked by employees covered under various collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer pension plan is only liable for its proportionate share of a plan’s unfunded vested liability upon termination, or withdrawal from a plan, for its proportionate share of the plan’s unfunded vested liability. Refer to Note 12 – Employee Benefit Plans for additional information.

Cost of Revenue

Cost of revenue consist primarily of construction related materials, labor, and professional services, which are expensed as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of corporate operating expenses including operations, information technology, accounting, legal, and human resources, which are expensed as incurred.

(4) New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The update improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. This ASU also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. Under ASU 2023-07, the disclosures that are currently required on an annual basis under Topic 280, Segment Reporting, pertaining to reportable segment profit or loss and assets will also be required for interim periods. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required. The Company adopted this update effective December 31, 2024. The Company determined the adoption of this ASU only effects the disclosures the Company presents. Therefore, the adoption of ASU 2023-07 does not have a material impact on the financial statements or results of operations.

New Accounting Pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” The update requires entities to tabularly disclose in the footnotes to the financial statements, the amounts of purchased inventory, employee compensation, depreciation, intangible asset amortization, and depreciation included in each relevant expense caption. The standard also requires disclosure of the amount, and a qualitative description of, other items remaining in relevant expense captions that are not separately disaggregated. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption and both prospective and retrospective application are permitted. The Company is currently assessing the effect of this update.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires public entities, on an annual basis, to provide disclosure of specific categories in the reconciliation of the effective tax rate, as well as disclosure of income taxes paid, disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the effect of this update.

(5) Restatement of Previously Issued Consolidated Financial Statements

During the preparation of the interim 2025 financial statements, the Company identified misstatements in the Company’s previously issued financial statements. As a result, the Company has restated its financial statements for the years ended December 31, 2024, 2023 and 2022 in accordance with ASC 250, Accounting Changes and Error Corrections.

The nature of the misstatements that resulted in the restatement of the Company’s previously issued consolidated financial statements are as follows:

1.

Indirect Tax Revenue and Cost Misstatement: Indirect taxes collected from customers and remitted to tax authorities were improperly included in Revenue and Cost of revenue. This correction impacted the Company’s Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022. There was no impact on the Consolidated Balance Sheets, Consolidated Statements of Member’s Equity and Consolidated Statements of Cash Flows in any period as a result of this correction.

2.

Depreciation Misstatement: A portion of depreciation expense was improperly classified within Selling, general, and administrative expenses rather than Cost of revenue on the Company’s Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022. There was no impact on the Consolidated Balance Sheets, Consolidated Statements of Member’s Equity and Consolidated Statements of Cash Flows in any period as a result of this correction.

3.

Balance Sheet Classification Misstatements: Equipment financing amounts were improperly classified within current liabilities and long-term liabilities on the Consolidated Balance Sheets as of December 31, 2024 and 2023, and accrued warranty amounts were improperly classified within current liabilities and long-term liabilities on the Consolidated Balance Sheet as of December 31, 2024, which also impacted the Consolidated Statement of Cash Flows for the year ended December 31, 2024. There was no impact on the Consolidated Statements of Operations, Consolidated Statements of Member’s Equity and Consolidated Statements of Cash Flows (except as noted) in any period as a result of these corrections.

4.

Contract Balance Misstatements: The Company did not adjust accounts receivable, contract asset, and contract liability balances on certain contracts to reflect revised transaction prices as a result of liquidated damage penalties. Additionally, the Company did not present contract assets and contract liabilities for a certain contract on a net basis on the Consolidated Balance Sheet. These corrections impacted the Company’s Consolidated Balance Sheets as of December 31, 2024 and 2023, and the Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023. There was no impact on the Consolidated Statements of Operations and Consolidated Statements of Member’s Equity in any period as a result of these corrections.

5.

Indirect Tax Liability Misstatement: The Company did not record a liability for indirect taxes, including penalties and interest, related to activity in certain jurisdictions during the years 2022, 2023 and 2024. The Company’s ability to recover these amounts from customers is uncertain, therefore the Company recorded charges to Revenue and Selling, general, and administrative expenses for the unrecorded tax exposures

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

and penalties and interest, respectively. This correction impacted the Company’s Consolidated Balance Sheets as of December 31, 2024, 2023 and 2022, and the Consolidated Statements of Operations, Consolidated Statements of Member’s Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022.

6.

Other Revenue Recognition Misstatements: The Company did not eliminate intercompany profit included in cost incurred to date and total estimated cost when calculating revenue under the percentage-of-completion method. As a result, revenue and gross profit related to certain contracts were understated. Additionally, the Company did not account for the effects of vendor rebates in incurred to date and total estimated cost when calculating revenue under the percentage-of-completion method. As a result, revenue and gross profit related to certain contracts were overstated. These corrections impacted the Company’s Consolidated Balance Sheets as of December 31, 2024 and 2023, and the Consolidated Statements of Operations, Consolidated Statements of Member’s Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023.

7.

Other Indirect Tax Accrual Misstatement: The Company did not recognize a liability and corresponding receivable for indirect taxes related to two projects during the year ended December 31, 2023. These amounts were subsequently collected and remitted during the year ended December 31, 2024. This correction impacted the Company’s Consolidated Balance Sheet as of December 31, 2023 and the Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023.

The following tables present a reconciliation from the figures as previously reported to the as restated amounts for the Consolidated Balance Sheets as of December 31, 2024, 2023 and 2022, and the Consolidated Statements of Operations, Consolidated Statements of Member’s Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022. The amounts previously reported were derived from the Company’s previously issued financial statements for the years ended December 31, 2024, 2023 and 2022, issued on May 9, 2025:

Consolidated Balance Sheet Information

	December 31, 2024
	As previously reported	Restatement impact	Reference	As restated
Contract assets	$51,432	$(1,232)	(4),(6)	$50,200
Total current assets	589,538	(1,232)	(4),(6)	588,306
Total assets	1,479,263	(1,232)	(4),(6)	1,478,031
Accounts payable and accrued expenses	392,932	8,951	(3),(5)	401,883
Contract liabilities	242,984	(1,984)	(4),(6)	241,000
Current portion of equipment financing	5,388	(1,621)	(3)	3,767
Total current liabilities	658,081	5,346	(3),(4),(5),(6)	663,427
Equipment financing, long-term	14,156	1,621	(3)	15,777
Other long-term liabilities	19,465	(4,931)	(3)	14,534
Total liabilities	1,082,548	2,036	(4),(5),(6)	1,084,584
Accumulated deficit	(244,054)	(3,268)	(5),(6)	(247,322)
Total member’s equity	396,715	(3,268)	(5),(6)	393,447
Total liabilities and member’s equity	1,479,263	(1,232)	(4),(5),(6)	1,478,031

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

	December 31, 2023
	As previously reported	Restatement impact	Reference	As restated
Accounts receivable, net	$229,739	$(4,382)	(4),(7)	$225,357
Contract assets	182,398	929	(4)	183,327
Total current assets	639,057	(3,453)	(4),(7)	635,604
Total assets	1,588,499	(3,453)	(4).(7)	1,585,046
Accounts payable and accrued expenses	575,908	3,906	(5),(7)	579,814
Contract liabilities	170,778	(3,760)	(4),(6)	167,018
Current portion of equipment financing	5,388	(1,920)	(3)	3,468
Total current liabilities	763,739	(1,774)	(3),(4),(5),(6),(7)	761,965
Equipment financing, long-term	17,623	1,920	(3)	19,543
Total liabilities	1,194,531	146	(4),(5),(6),(7)	1,194,677
Accumulated deficit	(253,647)	(3,599)	(5),(6)	(257,246)
Total member’s equity	393,968	(3,599)	(5),(6)	390,369
Total liabilities and member’s equity	1,588,499	(3,453)	(4),(5),(6),(7)	1,585,046

	December 31, 2022
	As previously reported	Restatement impact	Reference	As restated
Accounts payable and accrued expenses	$688,586	$1,029	(5)	$689,615
Total current liabilities	817,929	1,029	(5)	818,958
Total liabilities	1,226,171	1,029	(5)	1,227,200
Accumulated deficit	(146,374)	(1,029)	(5)	(147,403)
Total member’s equity	497,978	(1,029)	(5)	496,949

Consolidated Statements of Operations Information

	Year Ended December 31, 2024
	As previously reported	Restatement impact	Reference	As restated
Revenue	$1,870,767	$(22,964)	(1),(5),(6)	$1,847,803
Cost of revenue	1,605,594	(16,955)	(1), (2)	1,588,639

Gross profit	265,173	(6,009)	(2),(5),(6)	259,164
Selling, general and administrative expenses	134,225	(6,340)	(2),(5)	127,885
Total operating expenses	200,572	(6,340)	(2),(5),(6)	194,232
Operating income (loss)	64,601	331	(5),(6)	64,932
Income (loss) before income taxes	10,191	331	(5),(6)	10,522
Net income (loss)	9,593	331	(5),(6)	9,924
Net income (loss) attributable to controlling interests	9,591	331	(5),(6)	9,922

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

	Year Ended December 31, 2023
	As previously reported	Restatement impact	Reference	As restated
Revenue	$2,115,319	$(14,676)	(1),(5),(6)	$2,100,643
Cost of revenue	2,001,607	(10,959)	(1), (2)	1,990,648

Gross profit	113,712	(3,717)	(2),(5)	109,995
Selling, general and administrative expenses	96,983	(1,147)	(2),(5)	95,836
Total operating expenses	164,031	(1,147)	(2),(5)	162,884
Operating income (loss)	(50,319)	(2,570)	(5),(6)	(52,889)
Income (loss) before income taxes	(107,069)	(2,570)	(5),(6)	(109,639)
Net income (loss)	(107,273)	(2,570)	(5),(6)	(109,843)
Net income (loss) attributable to controlling interests	(107,274)	(2,570)	(5),(6)	(109,844)

	Year Ended December 31, 2022
	As previously reported	Restatement impact	Reference	As restated
Revenue	$2,328,646	$(10,381)	(1),(5)	$2,318,265
Cost of revenue	2,226,661	(6,311)	(1),(2)	2,220,350

Gross profit	101,985	(4,070)	(2),(5)	97,915
Selling, general and administrative expenses	104,254	(3,041)	(2),(5)	101,213
Total operating expenses	183,250	(3,041)	(2),(5)	180,209
Operating income (loss)	(81,265)	(1,029)	(5)	(82,294)
Income (loss) before income taxes	(120,723)	(1,029)	(5)	(121,752)
Net income (loss)	(120,728)	(1,029)	(5)	(121,757)
Net income (loss) attributable to controlling interests	(120,729)	(1,029)	(5)	(121,758)

Consolidated Statements of Member’s Equity Information

	Year Ended December 31, 2024
	As previously reported	Restatement impact	Reference	As restated
Accumulated Deficit	$(244,054)	$(3,268)	(5),(6)	$(247,322)
Total Member’s Equity	396,715	(3,268)	(5),(6)	393,447

	Year Ended December 31, 2023
	As previously reported	Restatement impact	Reference	As restated
Accumulated Deficit	$(253,647)	$(3,599)	(5),(6)	$(257,246)
Total Member’s Equity	393,968	(3,599)	(5),(6)	390,369

	Year Ended December 31, 2022
	As previously reported	Restatement impact	Reference	As restated
Accumulated Deficit	(146,374)	(1,029)	(5)	$(147,403)
Total Member’s Equity	497,978	(1,029)	(5)	$496,949

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Consolidated Statement of Cash Flows Information

	Year Ended December 31, 2024
	As previously reported	Restatement impact	Reference	As restated
Net income (loss)	$9,593	$331	(5),(6)	$9,924
Accounts receivable	(45,588)	(4,382)	(4),(7)	(49,970)
Contract assets	130,966	2,161	(4),(6)	133,127
Accounts payable and accrued expenses	(101,502)	5,045	(3),(5),(7)	(96,457)
Contract liabilities	22,568	1,776	(4),(6)	24,344
Long-term liabilities	6,218	(4,931)	(3)	1,287
Net cash provided by operating activities	117,613	—	(3),(4),(5),(6),(7)	117,613

	Year Ended December 31, 2023
	As previously reported	Restatement impact	Reference	As restated
Net income (loss)	$(107,273)	$(2,570)	(5),(6)	$(109,843)
Accounts receivable	77,327	4,382	(4),(7)	81,709
Contract assets	31,660	(929)	(4)	30,731
Accounts payable and accrued expenses	(92,697)	2,877	(5),(7)	(89,820)
Contract liabilities	79,506	(3,760)	(4),(6)	75,746
Net cash provided by operating activities	50,292	—	(4),(5),(6),(7)	50,292

	Year Ended December 31, 2022
	As previously reported	Restatement impact	Reference	As restated
Net income (loss)	$(120,728)	$(1,029)	(5)	$(121,757)
Accounts payable and accrued expenses	283,435	1,029	(5)	284,464
Net cash provided by operating activities	83,929	—	(5)	83,929

Disclosure Misstatements

The Company identified amounts that were included in the remaining performance obligations disclosure that did not qualify to be considered remaining performance obligations for the years ended December 31, 2024, 2023 and 2022 and has restated such amounts as follows:

Remaining performance obligations as of December 31,	As previously reported	Restatement impact	As restated
2024	$1,981,253	$(999,292)	$981,961
2023	1,303,315	(343,419)	959,896
2022	1,263,800	(62,692)	1,201,108

The Company improperly omitted the required disclosure of revenue recognized in the reporting period from performance obligations partially satisfied in previous periods. The Company has now included this disclosure for all periods presented.

The Company identified and corrected errors in the quantity of Additional C Units granted and outstanding for the year ended December 31, 2024. This disclosure error did not impact compensation expense recorded in the Consolidated Statement of Operations for the year ended December 31, 2024.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

The Company identified and corrected errors in the presentation and disclosure of capitalized project development cost activity for the years ended December 31, 2024 and 2023.

The restatement of the Company’s previously issued consolidated financial statements resulted in revisions to the following notes to the consolidated financial statements: Note 6—Revenue from Contracts with Customers, Note 7—Segment Information, Note 9—Debt Obligations, Note 11—Unit-based Compensation and Note 16—Details of Certain Accounts.

(6) Revenue from Contracts with Customers

Revenue Overview

The Company applies the guidance in ASC 606, Revenue from Contracts with Customers (Topic 606), when recognizing revenue associated with its contracts with customers. The Company generates revenue from the construction of new solar, battery storage, T&D or other projects pursuant to EPC contracts. The Company also generates revenue from maintaining, upgrading, repowering or expanding of existing solar, battery storage or T&D projects pursuant to O&M agreements. The Company’s other revenues include development fees from the sale of projects the Company developed and sold to third parties and certain construction management services no longer offered.

For substantially all of the Company’s EPC contracts, the Company recognizes revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer and the Company’s continuous right to payment throughout the contracts’ duration.

Contracts where the Company provides a significant service of integrating a set of tasks and components into a single project or capability, are accounted for as a single performance obligation.

The Company recognizes revenue using the percentage-of-completion method (an input method), based on costs incurred to date compared to total estimated costs. Costs related to uninstalled materials are included in this calculation when the cost is incurred (when control is transferred). This method is the most accurate measure of the Company’s contract performance because it directly measures the value of the goods and services transferred to the customer.

Estimated costs include the Company’s latest estimates using judgments with respect to labor hours and costs, materials, subcontractor costs, among other costs. Changes to total estimated costs or losses, if any, are recognized in the period in which they are determined to be assessed at the contract level. Additionally, the Company recognizes revenues on certain uninstalled materials that are specifically produced, fabricated, or constructed for a project.

Revenue on these uninstalled materials is recognized when the cost is incurred (when control is transferred). Precontract costs are expensed as incurred. Because of inherent uncertainties in estimating total costs on uncompleted jobs, it is at least reasonably possible that the estimates used will change in the near term. Estimates are reviewed and updated quarterly.

O&M agreements may include multiple performance obligations. The Company allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. For standard O&M agreements with specified service periods, revenue is recognized on a straight-line basis over the service period when inputs are expended evenly, and the customer receives and consumes the benefits of performance throughout the contract term. For other O&M agreements that are performed based on

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

time and materials rates, such as repair, replacement, and refurbishment services, progress towards complete satisfaction of such performance obligations is measured using an output method as the customer receives and consumes the benefits of performance completed to date.

Revenues recognized by the Company from the sale of development projects are recognized at a point in time when control of the related project transfers to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the project.

The Company bills as work progresses in accordance with agreed-upon contractual terms, and customer payments are typically due within 30 to 60 days of billing.

Indirect taxes collected from customers and remitted to tax authorities are excluded from revenue and are recorded on a net basis.

The following table presents the Company’s revenue disaggregated by service type:

	Year Ended December 31,
	2024		2023		2022
	(Restated)		(Restated)		(Restated)
By service type:
New Construction	$1,773,868	95.9%	$1,940,420	92.4%	$2,264,360	97.7%
Existing Infrastructure	73,170	4.0%	58,981	2.8%	50,502	2.2%
Other	765	0.1%	101,242	4.8%	3,403	0.1%

Total revenues	$1,847,803	100.0%	$2,100,643	100.0%	$2,318,265	100.0%

Variable Consideration

The nature of the Company’s contracts gives rise to variable consideration, including unexecuted change orders and liquidated damage penalties. Change orders are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company estimates the amount of revenue to be recognized on variable consideration by using the expected value or the most likely amount method, whichever is expected to better predict the amount.

Estimates of variable consideration and the determination of whether to include estimated amounts in the transaction price are based on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available including, but not limited to, contractual entitlement and documented approval by customers. Amounts associated with change orders are recognized as revenue if it is probable that the contract price will be adjusted, and the amount of such adjustment can be reliably estimated. The effect of variable consideration on the transaction price, and the Company’s measure of progress for the performance obligation for which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. Revenues were positively impacted by $12,840 during the year ended December 31, 2024 as a result of changes in estimates associated with performance obligations on contracts partially satisfied prior to December 31, 2023. Revenues were negatively impacted by $40,208 during the year ended December 31, 2023 as a result of changes in estimates associated with performance obligations on contracts partially satisfied prior to December 31, 2022. Revenues were negatively impacted by $6,221 during the year ended December 31, 2022 as a result of changes in estimates associated with performance obligations on contracts partially satisfied prior to December 31, 2021.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Practical Expedient

If the Company has a right to consideration from a customer in an amount that corresponds directly with the value of the Company’s performance completed to date, the Company recognizes revenue in the amount to which it has a right to invoice for services performed.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of customer orders for which the work has not been performed. As of December 31, 2024, 2023 and 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $981,961, $959,896 and $1,201,108, respectively, which related to the Company’s EPC service contracts. The Company anticipates recognizing revenue on substantially all the remaining performance obligations under these contracts over the next 12 to 18 months.

For the Company’s O&M agreements, the Company has elected to apply the optional exemption, which waives the requirement to disclose the remaining performance obligation for revenue recognized through the right to invoice practical expedient and contracts that have an original expected duration of one year or less.

Contract Assets and Liabilities

Unbilled and retention receivables represent the revenue recognized but not yet billed pursuant to contract terms or amounts billed after the period end. The Company anticipates that substantially all unbilled amounts will be billed and collected over the next 12 months. Billings do not necessarily correlate to revenue recognized over time using the cost-to-cost input method.

Deferred revenue represents amounts billed to customers in excess of revenue recognized to date. The Company anticipates that substantially all such amounts will be earned over the next 12 months.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $165,302, $92,120 and $315,050 related to contract liabilities outstanding as of the end of each respective prior year.

Contract assets and liabilities consisted of the following:

	December 31,
	2024	2023	2022
	(Restated)	(Restated)
Unbilled and retention receivables	$50,200	$183,327	$214,058

Total contract assets	$50,200	$183,327	$214,058

Deferred revenue	$240,375	$165,302	$92,120
Provision for project losses	625	1,716	11,097

Total contract liabilities	$241,000	$167,018	$103,217

Contract assets and liabilities fluctuate period to period based primarily on changes in the number and size of projects in progress at period end, variability in billing and payment terms, and the amounts of unapproved change orders and contract claims. The decrease in contract assets for the years ended December 31, 2024 and 2023 is due primarily to completion of certain large projects and the corresponding billing of amounts previously recorded as contract assets. The increase in contract liabilities during the year ended December 31, 2024 is due primarily to timing of billings in relation to costs incurred on certain large projects. The decrease in contract

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

liabilities during the year ended December 31, 2023 is due to completion of certain large projects and satisfaction of performance obligations related to contract amounts previously billed.

(7) Segment Information

The Company operates in one reportable segment which derives revenue through providing EPC, O&M and Development services throughout the Unites Sates. The Company derives most of its revenue from its EPC contracts.

The Company’s operations are managed by segment managers who report to the Chief Executive Officer, the chief operating decision maker (“CODM”). The Company’s two operating segments have been aggregated into one reportable segment due to their similar economic characteristics, nature of services, type of customers and service distribution.

This segment structure reflects the financial information and reports used by the CODM to make decisions regarding the Company’s business, including performance assessments and strategic and operational planning in compliance with ASC 280, Segment Reporting.

The key measure of segment profit or loss utilized by the CODM to assess performance of and allocate resources to the Company’s operating segments is segment adjusted earnings before interest, taxes, depreciation and amortization, adjusted for other non-cash and non-recurring items (“Segment Adjusted EBITDA”). This measure is presented below. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The table below provides information about the Company’s reportable segment:

	Year Ended December 31,
	2024	2023	2022
	(Restated)	(Restated)	(Restated)
Revenue	$1,847,803	$2,100,643	$2,318,265
Adjusted Cost of revenue(1)	1,573,829	1,978,202	2,213,040
Other segment items(2)	108,841	69,833	80,498

Segment Adjusted EBITDA	$165,133	$52,608	$24,727

Interest expense	(55,394)	(59,702)	(39,660)
Interest income	4,601	1,634	202
Depreciation and amortization	(84,836)	(81,832)	(88,264)
Non-cash compensation expense	(8,607)	(2,375)	(2,443)
Loss on disposal of property and equipment	(215)	—	—
Loss on the extinguishment of debt	(4,398)	—	—
Change in the fair value of derivative	236	(220)	—
Gain on investment	750	1,803	—
Non-recurring private equity management fees, transaction, integration and transition costs, and other non-cash costs	(6,748)	(21,555)	(16,314)

Consolidated income (loss) before income taxes	$10,522	$(109,639)	$(121,752)

(1)	Cost of revenue, excluding depreciation expense
(2)

Primarily includes selling, general, and administrative expenses, including bonus expenses, excluding depreciation, non-cash compensation expense, and other non-recurring expenses shown in the reconciliation above

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

(8) Goodwill and Other Intangible Assets

Goodwill

In connection with the 2024, 2023 and 2022 annual goodwill impairment assessments, management elected to bypass performing qualitative impairment assessments and proceeded directly to performing quantitative impairment tests of the Company’s reporting units. The results of these quantitative tests indicated the fair value of each of the Company’s reporting units exceeded its carrying amount, and therefore, no goodwill impairment charge was recognized in 2024, 2023 or 2022. Therefore, there were no changes in the carrying value of goodwill for the period ended December 31, 2022 to December 31, 2024.

Other Intangible Assets

The value of intangible assets was determined upon acquisition based on fair value assumptions determined at that time. Intangible assets with finite useful lives are amortized over their respective estimated useful lives using the straight-line method. The following table summarizes the Company’s intangible assets:

	As of December 31, 2024
	Remaining Weighted Average Amortization Period in Years	Intangible Assets	Accumulated Amortization	Intangible Assets, Net
Trade Name	9.6	$117,700	$(33,089)	$84,611
Customer Relationships	5.9	328,500	(115,130)	213,370
Backlog	—	57,000	(57,000)	—
Patents/Know-How	12.0	126,000	(25,403)	100,597

Total		$629,200	$(230,622)	$398,578

	As of December 31, 2023
	Intangible Assets	Accumulated Amortization	Intangible Assets, Net
Trade Name	$117,700	$(23,352)	$94,348
Customer Relationships	328,500	(78,630)	249,870
Backlog	57,000	(45,290)	11,710
Patents/Know-How	126,000	(17,003)	108,997

Total	$629,200	$(164,275)	$464,925

The estimated future aggregate amortization expense for definite-lived intangible assets as of December 31, 2024, is set forth below:

Year Ending December 31:
2025	$54,637
2026	54,637
2027	54,637
2028	54,637
2029	54,637
Thereafter	125,393

Total	$398,578

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

(9) Debt Obligations

Debt obligations consisted of the following:

	December 31,
	2024	2023
Long-term debt	$369,017	$387,375
Less: unamortized issuance costs	(6,185)	(4,289)

Long-term debt, net	$362,832	$383,086

Current portion of long-term debt	$3,737	$4,000
Less: unamortized issuance costs	(1,258)	(1,871)

Current portion of long-term debt, net	$2,479	$2,129

CS Energy

Prior to the Merger, on May 3, 2021, CS Energy entered into an amended and restated revolving $30,000 Credit and Guaranty Agreement with a lender (the “2021 Revolving Facility”).

Borrowings under the 2021 Revolving Facility bore interest at the London Interbank Offered Rate (LIBOR) plus 2.75%. In addition to interest, CS Energy was also responsible for commitment, letter of credit and fronting fees as defined in the agreement.

2022 Revolving Facility

On July 13, 2022, CS Energy entered into a second amendment to the 2021 Revolving Facility to assign the facility from the existing creditor to a new creditor (the “CS Revolving Facility”).

Advances on the CS Revolving Facility could be used for working capital and general corporate purposes and for payment of fees and expenses relating to the facility. Included in the facility was a $25,000 letter of credit subfacility. Outstanding letters of credit reduced the amount available under the CS Revolving Facility. Total letters of credit issued against the facility at December 31, 2023 amounted to approximately $4,723. There were no borrowings under the CS Revolving Facility at December 31, 2023. The assigned revolving facility would have expired on May 3, 2026.

Borrowings under the 2022 Revolving Facility bore interest at the alternate base rate plus 3.50% with a term Secured Overnight Financing Rate (“SOFR”) spread adjustment of 0.10% per annum. In addition to interest, CS Energy was also responsible for commitment, letter of credit and fronting fees as defined in the agreement. The average interest rate was 8.8% and 8.6% for the years ended December 31, 2024 and 2023, respectively.

In connection with the Merger, amounts under the CS Revolving Facility were settled and the facility was terminated. Therefore, there were no letters of credit issued against the facility or borrowings under the CS Revolving Facility at December 31, 2024.

Term Loan

Prior to the Merger, on May 3, 2021, CS Energy entered into a credit agreement (the “Term Loan”) with various lenders for $125,000.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

There was an election that allowed CS Energy to determine whether the loan could convert to a Eurocurrency borrowing, which could bear interest influenced by LIBOR plus the Eurocurrency Applicable Rate of 6.5%. The election was made to convert the loan to a Eurocurrency borrowing (collectively, the “Eurocurrency Borrowing”).

The Eurocurrency Borrowings, which were in Unites States dollars, bore interest at LIBOR, with the option to select a one month, three month or six month rate with a minimum rate of 0.5%, plus the Eurocurrency Applicable Rate of 6.5%, and could be applied to the outstanding principal balance.

On May 12, 2023, CS Energy entered into a third amendment to the Term Loan to convert the Eurocurrency Borrowings to a Term SOFR borrowing, which bore interest at Adjusted Term SOFR, with the option to select a one month, three month, or six month rate with a minimum rate of 0.5%, plus the Term SOFR Applicable Rate of 6.5%, and could be applied to the outstanding principal balance.

There were four interest periods during each fiscal year ended December 31, 2023 and 2022, ending on the 5th day of the following months: February, May, August and November. The interest rate used was the Adjusted Term SOFR 3-month on a date that was two business days prior to the commencement of the interest period. The average interest rate was 11.7% and 8.4% for the years ended December 31, 2023 and 2022, respectively.

The principal was paid at the end of every fiscal quarter. The principal to be paid each quarter was equal to 0.25% of the original principal amount of the Term Loan, which resulted in a total of $1,250 being paid annually with a $118,125 balloon payment due in 2027. The Term Loan also provided for annual mandatory prepayments based on Excess Cash Flow, as defined by the agreement. These prepayments were due on the fifth business day after the date on which the financial statements were required to be delivered commencing with the financial statements for the year ended December 31, 2022. The Term Loan had a maturity date of May 3, 2027.

On October 7, 2024, in connection with the Merger, the Term Loan was fully settled and loss on extinguishment of $1,379 was recorded. Therefore, during fiscal year ended 2024, only three of the four aforementioned interest periods occurred and the average interest rate was 12.0% for the respective periods.

SOLV Energy

Revolving Credit Facility

Prior to the Merger, SOLV Energy also entered a revolving credit facility with various lenders (the “Revolver”) which provided a $60,000 revolving line of credit through December 2025.

Borrowings under the Revolver bore interest, at SOLV Energy’s option, with an applicable rate of 2.75% plus the option of the federal funds effective rate plus 0.50%, the Prime Rate, or to the extent ascertainable a base rate of 3.75% plus the Adjusted Term SOFR plus 1.00%.

Furthermore, the Revolver has a maturity date of December 2025. In addition to paying interest on outstanding principal under the Credit Agreement, SOLV Energy paid a commitment fee (0.50%) to the lenders under the Revolver in respect of the unutilized commitments thereunder. No amounts were drawn against the revolver as of December 31, 2023 and 2022.

In 2022, various lenders issued letters of credit totaling $18,700 as of December 31, 2022. In 2023, additional letters of credit were issued, with $19,445 outstanding as of December 31, 2023. The letters of credit were valid

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

until December 2024 and are collateralized by the Revolver, reducing the amount available under the Revolver to $40,555 as of December 31, 2023. No amounts were drawn against the letters of credit as of December 31, 2023 and 2022.

On October 7, 2024, in connection with the Merger, the Company amended the Revolver (the “Amended Revolver”) to increase the borrowing to $90,000. There were no changes to the lenders under the Amended Revolver.

The interest rate on the Amended Revolver is, at the Company’s option, the highest of (a) the Federal Funds Effective Rate, as defined in the Amended Revolver agreement, plus 0.50%, (b) the Prime Rate, as defined in the Amended Revolver agreement, or (c) the Term SOFR, as defined in the Amended Revolver agreement for a one-month tenor (not less than the applicable floor) plus 1.00%. The Company had $11,083 of letters of credit issued and outstanding under the Amended Revolver as of December 31, 2024. The Amended Revolver matures on October 7, 2028.

Credit Agreement

Prior to the Merger, in 2021, SOLV Energy entered into a term credit agreement (“Original Credit Agreement”) with various lenders. The Original Credit Agreement provided for a term loan pursuant to which the lenders agreed to lend $275,000. Interest and principal were payable in quarterly installments with fixed quarterly principal payments of $688 beginning in March 2022, and a balloon payment of $259,188 in December 2027.

Borrowings under the Original Credit Agreement bore interest, at SOLV Energy’s option, with an applicable rate of 5.75% plus the option of the federal funds effective rate plus 0.50%, the Prime Rate, or to the extent ascertainable a base rate of 6.75% plus the Adjusted Term SOFR plus 1.00%.

On October 7, 2024, in connection with the Merger, the Company amended the Original Credit Agreement to increase the borrowing to $373,700 (the “Amended Credit Agreement”). As a result of the amendment, certain lenders under the Original Credit Agreement are no longer participants of the Amended Credit Agreement and new lenders joined the Amended Credit Agreement. The Company accounted for the Amended Credit Agreement as a debt modification or extinguishment on a lender-by-lender basis in according with applicable accounting guidance and recorded a $3,019 loss for the year ended December 31, 2024 in “Loss on debt extinguishment” on the consolidated statement of operations.

Interest on the Amended Credit Agreement is based on the historical Q4 2024 term SOFR plus a spread, as elected by the Company. Amounts borrowed under the Amended Credit Agreement will amortize in equal quarterly installments, with aggregate annual payments equal to 1.00% of the original principal amount, and the remaining balance payable upon maturity. The Amended Credit Agreement matures on October 7, 2029. For the year ended December 31, 2024, in accordance with the Amended Credit Agreement, the Company paid one quarterly principal and interest payment of $959 with an interest rate of 11.34%.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

The following table presents the future principal payments required under the Amended Credit Agreement:

Year Ending December 31:
2025	$3,737
2026	3,737
2027	3,737
2028	3,737
2029	357,806

372,754
Less: unamortized issuance costs	(7,443)

Total	$365,311

On December 13, 2025 and December 16, 2025, the lenders to the Amended Revolver and Amended Credit Agreements, respectively, agreed to waive any potential defaults that may have occurred under those Amended Revolver and Amended Credit Agreements, as a result of the restatement. Refer to Note 5 – Restatement of Previously Issued Consolidated Financial Statements.

Equipment Financing

In 2023, the Company entered into an equipment financing transaction with a specialized equipment finance provider to borrow approximately $25,000 against construction equipment owned by the Company. The proceeds from the transaction were recognized as a financing liability, with subsequent payments being allocated between interest expense and reduction of the financing liability.

The underlying financing agreements comprising the financing liability are 72-month terms ending in 2029. During the years ended December 31, 2024 and 2023, the Company made payments of approximately $5,388 and $3,136 to the equipment finance provider, consisting of principal of $3,468 and $1,831, interest expense of $1,920 and $1,305, based on an implicit interest rate of approximately 12%. The financed assets, net of accumulated depreciation, totaled $16,274 and $21,309 and are included in property and equipment.

The following table presents the future principal payments required by the equipment financing arrangement:

Year Ending December 31:	(Restated)
2025	$3,767
2026	4,105
2027	4,487
2028	4,918
2029	2,267

Total	$19,544

(10) Leases

The Company is a lessee in non-cancelable leasing agreements for office buildings and vehicles. Substantially all the Company’s office building leases are operating leases, and its vehicle leases are finance leases.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

The components of lease expenses for operating and finance leases consisted of the following:

	Year Ended December 31,
	2024	2023	2022
Operating leases:
Operating lease expense	$2,552	$2,163	$2,038
Short-term lease expense	53,645	66,673	44,156
Variable lease expense	—	—	342

Total operating lease expense	$56,197	$68,836	$46,536

Finance leases:
Depreciation on assets under finance lease	$6,279	$4,007	$2,297
Interest on finance lease liabilities	1,424	865	464

Total finance lease expense	$7,703	$4,872	$2,761

The majority of the Company’s short-term leases relate to equipment used on construction projects. These leases are entered into at periodic rental rates for an unspecified duration and typically have a termination for convenience provision.

Supplemental information on operating and finance leases is as follows:

	As of December 31,
	2024	2023
Current portion of operating lease liabilities	$1,950	$992
Long-term portion of operating lease liabilities	6,864	8,285

Total operating lease liabilities	$8,814	$9,277

Current portion of finance lease liabilities	$7,609	$4,775
Long-term portion of finance lease liabilities	21,150	13,945

Total finance lease liabilities	$28,759	$18,720

	As of December 31,
	2024	2023
Weighted average remaining lease term - operating	4.5	5.3
Weighted average remaining lease term - finance	3.9	3.9
Weighted average discount rate - operating	7.23%	7.20%
Weighted average discount rate - finance	6.09%	6.14%

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Additional cash flow information related to leases is as follows:

	Year Ended December 31,
	2024	2023	2022
Operating cash outflows from operating leases	$1,824	$2,040	$1,892
Operating cash outflows from finance leases	1,394	859	464
Financing cash outflows from finance leases	4,299	3,701	2,471
Right-of-use assets obtained in exchange for operating lease liabilities	148	3,660	8,556
Right-of-use assets obtained in exchange for finance lease liabilities	16,181	13,240	11,317

Total remaining lease payments under both the Company’s operating and finance leases are as follows:

	Operating Leases	Finance Leases
Year Ending December 31:
2025	$2,279	$9,102
2026	2,483	8,462
2027	2,210	7,483
2028	1,672	4,954
2029	889	2,177
Thereafter	735	—

Total undiscounted minimum lease payments	10,268	32,178
Less: present value discount	(1,454)	(3,419)

Present value of lease liabilities	$8,814	$28,759

(11) Unit-based Compensation

CS Energy

Prior to the Merger, CS Energy recognized unit-based compensation expense as CS Energy’s parent partnership issued the equity awards to employees and nonemployees of CS Energy (“CS Energy Class B Units”).

Vested CS Energy Class B Units could have been converted to Class A Units of ASPE with a payment equal to the conversion price laid out in the respective grant agreements. Any vested CS Energy Class B Units not converted into Class A Units were required to be forfeited.

CS Energy could elect to repurchase the vested units if an employee resigned voluntarily, or a nonemployee terminated services. Unvested units were forfeited as of the termination date. Additionally, upon a change in control, unvested CS Energy Class B Units become fully vested. Vested and unvested units were canceled upon a termination for a cause. Subsequent to the Merger, the CS Energy Class B Units were exchanged for Restricted Class C Units (“Additional C Units”) in SOLV Energy Management Holdings, LP, a parent entity of the Company, as explained within this footnote. Therefore, there were no CS Energy Class B Units outstanding as of December 31, 2024.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Three types of CS Energy Class B Unit awards were granted during the year ended December 31, 2024, 2023 and 2022 as follows.

Class B-1 Units Time-based awards – These awards vested and became fully exercisable on the fifth anniversary, with 20% exercisable on each of the first five anniversaries of the corresponding vesting start date, subject to the employee’s and the nonemployee’s continued service through the vesting dates.

Class B-1 Units Performance-based awards – These awards vested as a function of achieving the EBITDA Target for each fiscal year over five and a half years, with the final fiscal year measured on a trailing 12-month basis, subject to the employee’s continued service through the vesting dates. Additionally, these awards included the Cumulative EBITDA Target in a later fiscal year, whereas the applicable percentage vesting for such later fiscal year and each previous fiscal year would vest as of the last day of such later fiscal year. Finally, all such awards were fully vested on the eight anniversaries from the grant date regardless of the EBITDA Targets for any fiscal year or the Cumulative EBITDA Targets as set forth in the respective grant agreements.

Class B-2 Units Performance-based awards – These awards were subject to market and performance conditions. The performance condition required the consummation of a transaction as defined in the Restricted Class B-2 Unit Award Agreement and the market condition required that the aforementioned transaction met investor return thresholds in order to vest. As the performance condition was a transaction event, the performance condition would only become probable once a transaction was consummated. Accordingly, as a transaction did not occur during the years ended December 31, 2023 or 2022, CS Energy did not record any share-based compensation expense related to this award.

For the CS Energy B-1 Units, CS Energy measured the estimated grant date fair value of $0.018 and $0.029 per unit using an option pricing method and recognized approximately $905 and $821 in share-based compensation for these awards for the year ended December 31, 2023 and 2022. CS Energy recorded share- based compensation expense for the CS Energy B-1 Units of $830 for the year ended December 31, 2024. The share-based compensation expense is recorded in ‘Selling, general and administrative expenses’ of the consolidated statement of operations.

Significant inputs used in the option pricing model for the year ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31,
	2024	2023	2022
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	55.0%	55.0%	58.0%
Risk-free interest rate	0.5%	0.5%	2.4%
Time to liquidity (years)	3.0	3.0	4.0

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

The following tables summarize CS Energy’s Class B Unit activity as of December 31, 2024, 2023 and 2022:

B-1 Units

Number of Units
Outstanding, January 1, 2022	122,088
Granted	28,710
Forfeited	(6,882)

Outstanding, December 31, 2022	143,916

Exercisable, December 31, 2022	12,209

Granted	6,313

Outstanding, December 31, 2023	150,229

Exercisable, December 31, 2023	4,863

Granted	3,447
Forfeited	(8,850)
Exchanged	(144,826)

Outstanding, December 31, 2024	—

Exercisable, December 31, 2024	—

B-2 Units

Number of Units
Outstanding, January 1, 2022	60,760
Granted	3,472
Forfeited	(2,232)

Outstanding, December 31, 2022	62,000

Exercisable, December 31, 2022	—

Granted	2,232

Outstanding, December 31, 2023	64,232

Exercisable, December 31, 2023	—

Exchanged	(64,232)

Outstanding, December 31, 2024	—

Exercisable, December 31, 2024	—

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

SOLV Energy

Restricted Class C Units

The Company, from time to time, grants Restricted Class C Units to employees and non-employees, with time, performance and multiple on invested capital (“MOIC”) vesting (collectively, “Legacy SOLV Units”).

Time-vested units – These units vest 20% each year and become fully vested upon the fifth anniversary of the vesting start date, subject to each recipient having been an employee or key non-employee at all times from the grant date through each vesting date.

Performance-vested units – These units vest upon the achievement of certain EBITDA performance targets, with 20% of the performance-vested units becoming exercisable as of the last day of the fiscal year. All performance-vested units become fully vested on the eighth anniversary of the grant date, whether or not the Company meets some or all of the performance targets for any fiscal year, so long as the recipient continues to be an employee or key non-employee at all times from the grant date through the eighth anniversary of the grant date.

MOIC-vested units – These units vest only upon a cash distribution threshold being achieved. Compensation expense will be recognized for all awards when the distribution threshold is met and therefore, no compensation expense was recorded related to the Legacy SOLV MOIC-vested units for the years ended December 31, 2024, 2023 and 2022.

Pursuant to the Merger, on October 25, 2024, 107,297 Restricted Class C Units (“Additional C Units”) were awarded to certain employees and key non-employees of CS Energy, including non-employee directors, consultants and independent contractors, in exchange for CS Energy Class B Units. Upon the Merger, all unvested CS Energy Class B Units vested, accordance with the CS Energy Class B Units terms and conditions. Under the terms of these newly issued Additional C Units, the units vest 20% on their initial grant date, then ratably over the annual four-year period.

In addition to the Additional C Units issued in exchange for CS Energy Class B Units, the Company also issued a separate tranche of 15,696 Additional C Units to certain employees and key non-employees of CS Energy. These units were granted independently of the exchange awards above and are subject to a distinct vesting schedule. Under the terms of these separately issued Additional C Units, these units vest 20% each year and become fully vested upon the fifth anniversary of the vesting start date, subject to each recipient having been an employee or key non-employee at all times from the grant date through each vesting date.

The Company determined that the exchange of the CS Energy Class B-1 Units Time-based and Class B-1 Performance-based awards for Additional C Units are Type I modifications pursuant to ASC 718¸ Compensation – Stock Compensation (“ASC 718”) because the awards prior to and after the exchange are expected to vest.

As a result of the exchange, the Company recognized a one-time incremental expense of approximately $776 for the vested awards in the statement of operations for the year ended December 31, 2024. An incremental expense of approximately $1,897 will be recognized for the unvested awards over the remaining vesting period.

The Company determined that the exchange of the CS Energy Class B-2 Units Performance-based awards for Class C Units is a Type III modification pursuant to ASC 718 because the Class B-2 Units Performance-based awards vesting condition was deemed improbable whereas the Class C Units vesting condition was deemed probable. As of the date of the exchange, total incremental stock-based compensation expense was $1,743, which will be recognized over the remaining service periods of the Class B-2 Units Performance-based awards.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Pursuant to the Merger, the vesting terms of the Legacy SOLV MOIC-vested units were modified. Prior to the Merger, these units were to vest ultimately upon a liquidity event once a certain investment return multiple was achieved. This provision was amended so that the units now vest only upon a certain cash distribution threshold being achieved. The Company determined this to be a Type IV modification pursuant to ASC 718 because the MOIC-vested unit vesting conditions were deemed improbable both prior to and after this modification. Accordingly, no incremental expense was recognized on the modification date and will only be recognized if and when the vesting conditions are met.

The following tables summarize the Company’s Legacy SOLV Unit and Additional Class C Unit activity, for the years ended December 31, 2024, 2023 and 2022:

Time-Vested Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Fair Value (in thousands)
Outstanding, January 1, 2022	—			$—
Granted	133,638	$100.21		5,291
Forfeited	(102)	100.00		(4)

Outstanding, December 31, 2022	133,536	100.21	9.3	$5,287

Exercisable, December 31, 2022	26,707	100.21	9.3	$1,057

Granted	4,125	143.40		160
Forfeited	(13,231)	101.44		(527)

Outstanding, December 31, 2023	124,430	101.51	8.1	$4,920

Exercisable, December 31, 2023	50,016	100.24	8.1	$1,982

Granted	32,750	201.93		1,329
Exercised	(1,084)	100.00		(42)
Forfeited	(8,864)	102.33		(354)

Outstanding, December 31, 2024	147,232	123.72	7.7	$5,853

Exercisable, December 31, 2024	67,566	100.70	7.1	$2,673

The Company recorded $799, $943 and $1,137 in compensation expense related to the Legacy SOLV time- vested units for the years ended December 31, 2024, 2023 and 2022 respectively. As of December 31, 2024, there was $3,020 of unrecognized compensation expense expected to be recognized through 2029.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Performance-Vested Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Fair Value (in thousands)
Outstanding, January 1, 2022	—			$—
Granted	130,638	$100.00		5,172
Forfeited	(102)	100.00		(4)

Outstanding, December 31, 2022	130,536	100.00	9.3	$5,168

Exercisable, December 31, 2022	—			$—

Granted	4,125	143.40		179
Forfeited	(16,284)	101.47		(653)

Outstanding, December 31, 2023	118,377	101.31	8.1	$4,694

Exercisable, December 31, 2023	—			$—

Granted	15,250	142.31		352
Forfeited	(7,307)	102.18		(295)

Outstanding, December 31, 2024	126,320	105.98	7.4	$4,751

Exercisable, December 31, 2024	—			$—

The Company recorded $520, $526 and $485 in compensation expense related to the Legacy SOLV performance-vested units for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there was $3,224 of unrecognized compensation expense expected to be recognized through 2032.

MOIC-Vested Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding, January 1, 2022	—
Granted	87,092	$100.00
Forfeited	(68)	100.00

Outstanding, December 31, 2022	87,024	100.00	9.3

Exercisable, December 31, 2022	—

Granted	2,750	143.40
Forfeited	(10,856)	101.47

Outstanding, December 31, 2023	78,918	100.82	8.1

Exercisable, December 31, 2023	—

Granted	10,500	142.31
Forfeited	(4,871)	102.18

Outstanding, December 31, 2024	84,547	106.11	7.4

Exercisable, December 31, 2024	—

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Additional C Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Fair Value (in thousands)
	(Restated)			(Restated)
Outstanding, December 31, 2023	—			$—
Granted	122,993	$261.48		5,264

Outstanding, December 31, 2024	122,993	261.48	9.8	$5,264

Exercisable, December 31, 2024	21,459	261.48	9.8	$1,158

The Company recorded $1,010 in compensation expense related to the Additional Class C Units for the year ended December 31, 2024. As of December 31, 2024, there was $4,254 of unrecognized compensation expense expected to be recognized through 2029.

The Company utilized the following assumption in estimating the fair value of each Legacy SOLV Unit time- vested and performance-vested awards and Class C Units granted under the Black-Scholes pricing model:

	Year Ended December 31,
	2024	2023	2022
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	50.0%	62.5%	62.5%
Risk-free interest rate	4.0%	4.8%	2.4%
Time to liquidity (years)	2.21	3.23	4.73

Restricted Unit Appreciation (“RUA”) Plan

On December 23, 2021, the Company adopted the SOLV Energy, LLC RUA Plan (the “Plan”) and granted a total of 48,000 RUA awards with an estimated fair value of $4,800 to certain employees. The awards follow an employee payment model, requiring classification as a liability that is measured at fair value at the end of each reporting period. Changes in fair value are recognized as cumulative adjustments to compensation expense each period.

The fair value of RUA awards is measured based on the fair value of Class A Units of SOLV Energy Parent Holdings LP, which is estimated using generally accepted equity valuation and allocation methods. The fair value of RUA awards is derived from unobservable inputs and is therefore a level 3 measurement.

The awards vest ratably over the 12 month requisite service period the rewards are earned. Fully vested awards granted by the Company that have not forfeited are settled in cash in the earlier of 60 days following a sale of substantially all of the assets or 50% or more of the partnership’s interests of SOLV Energy Parent Holdings LP or the fifth-year anniversary date of the grant. The holders receive for each vested RUA award an amount in cash equal to the fair market value of one share of Class A Unit of SOLV Energy Parent Holdings LP on the trigger date, as specified in the applicable award agreement. Grantees, upon termination from services, may elect to settle their fully vested awards for cash, in this case equal to the grant date fair value of the award.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

A summary of the activity for the years ended December 31, 2024, 2023 and 2022 is as follows:

Number of RUA Units
Outstanding as of January 1, 2022	48,000
Forfeited	(2,400)

Outstanding as of December 31, 2022	45,600

Exercised	(4,320)
Forfeited	(960)

Outstanding as of December 31, 2023	40,320

Exercised	(4,800)

Outstanding as of December 31, 2024	35,520

Compensation expense, including the fair value remeasurement, related to RUA units to be settled in cash is recorded in “Selling, general and administrative expenses” and was $5,395 and ($265) and $4,613 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company paid cash of $480 and $432 for the years ended December 31, 2024 and 2023, respectively, to settle fully vested RUA awards for terminated employees.

(12) Employee Benefit Plans

Union’s Multiemployer Pension Plans

The Company contributes to a number of multiemployer pension plans under the terms of a collective bargaining agreements (“CBA”) with various unions that covers its union-represented employees. Approximately 10.4% of the Company’s employees as of December 31, 2024 were covered by collective bargaining agreements. Approximately 2.4% of the Company’s employees as of December 31, 2024 were covered by collective bargaining agreements that expire within the next 12 months. The Company’s multiemployer pension plan contribution rates generally are specified in the CBAs (usually on a monthly or annual basis), and contributions are made to the plans on a “pay-as-you-go” basis based on its union employee payrolls. The Company may also have additional liabilities imposed by law as a result of its participation in multiemployer defined benefit pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, imposes certain liabilities upon an employer who is a contributor to a multiemployer pension plan if the employer withdraws or is deemed to have withdrawn from the plan or the plan is terminated or experiences a mass withdrawal.

The risks of participating in the multiemployer plan are different from single-employer plans in the following respects:

1.	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

2.	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3.

If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

The Pension Protection Act of 2006 (PPA) also added special funding and operational rules generally applicable to plan years beginning after 2007 for multiemployer plans in the United States that are classified as “endangered,” “seriously endangered” or “critical” status based on multiple factors (including, for example, the plan’s funded percentage, cash flow position and whether a projected minimum funding deficiency exists). Plans in these classifications must adopt remedial measures to improve their funded status through a funding improvement plan (“FIP”) or rehabilitation plan (“RP”), as applicable, which may require additional contributions from employers (which may take the form of a surcharge on benefit contributions) and/or modifications to retiree benefits. Certain plans to which the Company contributes or may contribute in the future are in “endangered,” “seriously endangered” or “critical” status. The amount of additional funds, if any, that the Company may be obligated to contribute to these plans cannot be reasonably estimated due to uncertainty regarding the amount of future work involving covered union employees, future contribution levels and possible surcharges on plan contributions.

The following table summarizes plan information relating to the Company’s participation in multiemployer defined benefit pension plans, including company contributions for the last three years, the status of the plans under the PPA and whether the plans are subject to a FIP or RP or contribution surcharges. The most recent PPA zone status available in 2024 and 2023 generally relates to the plans’ fiscal year-ends in 2023 and 2022. Forms 5500 were not yet available for the plan years ending in 2024. The PPA zone status is based on information that the Company received from the respective plans’ administrators, as well as publicly available information on the U.S. Department of Labor website, and is certified by each plan’s actuary. Although multiple factors or tests may result in red zone or yellow zone status, plans in the red zone generally are less than 65 percent funded, plans in the yellow zone generally are less than 80 percent funded, and plans in the green zone generally are at least 80 percent funded. Under the PPA, red zone plans are classified as “critical” status, yellow zone plans are classified as “endangered” status and green zone plans are classified as neither “endangered” nor “critical” status. The “FIP/RP Status” column indicates plans for which a FIP or a RP is either pending or has been implemented. The last column lists the expiration dates of the Company’s CBAs to which the plans are subject. Total contributions to these plans correspond to the number of union employees employed at any given time and the plans in which they participate and vary depending upon the location and number of ongoing projects at a given time and the need for union resources in connection with such projects. Information has been

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

presented separately for individually significant plans, based on PPA funding status classification, and in the aggregate for all other plans.

Pension Trust Fund	Pension Plan EIN/PN	PPA Zone Status		Contributions			FIR/RP Status	Sur- charge	Expiration Date of CBA
		2024	2023	2024	2023	2022
California Ironworkers Field Pension Trust	95-6042866	Green	Green	$4,292	$16,424	$5,361	No	No	May 31, 2025
Construction Laborers Pension Trust for S. California	43-6159056	Green	Green	3,548	8,127	2,964	No	No	June 30, 2026
San Diego Electrical Industry Health and Welfare Trust	95-6035916	Green	Green	2,088	694	—	No	No	May 31, 2028
Kern County Electrical Benefits Fund	95-6053542	Green	Green	1,862	424	—	No	No	November 30, 2027
Southwest Carpenters Pension Trust	95-6042875	Green	Green	547	1,444	444	No	No	June 30, 2026
Inland Empire IBEW-NECA Funds	95-6392774	Yellow	Yellow	421	2,994	—	Yes	No	November 30, 2027
Heavy and General Laborers’ Local Unions 472 and 172 of New Jersey Pension Fund	22-6032103/001	Green	Green	392	274	498	No	No	February 28, 2027
Connecticut Laborers’ Pension Plan	06-6044348/001	Green	Green	359	253	—	No	No	March 31, 2027
Laborers Pension Trust Fund for Northern California	94-6277608	Green	Green	146	3,187	1,310	No	No	June 30, 2027
IBEW Local 100 Pension Plan	94-6216336	Green	Green	17	9,520	340	No	No	May 31, 2027
Carpenters Pension Trust Fund for North California	94-6050970	Red	Red	—	477	126	Yes	No	June 30, 2027
All other plans				458	450	561

				$14,130	$44,268	$11,604

The Company assessed whether any of its contributions to the significant plans listed above constituted five percent or more of the total contributions to these plans. This assessment was based on the Forms 5500 of these plans for the years ended December 31, 2023 and 2022. The Company’s contributions to the California Ironworkers Field Pension Trust and IBEW Local 100 Pension Plan represented at least five percent of the plans’ total contributions in the 2023 period. None of the Forms 5500 of these plans were yet available for the year ended December 31, 2024.

Total contributions made to all of these multiemployer plans correspond to the number of union employees employed at any given time and the plans in which they participate and participation in project labor agreements and vary depending upon the location and number of ongoing projects at a given time and the need for union

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

resources or project labor agreements in connection with such projects. Contributions to such plans are also impacted by business combinations and changes in employer contribution rates.

401(k) Plans

The Company maintains 401(k) plans whereby employees may contribute a percentage of their compensation, not to exceed the maximum amount allowable under the Internal Revenue Code. The Company may elect to make matching or other contributions into the savings plan. Contributions made by the Company to the 401(k) plans were as follows:

	Year Ended December 31,
	2024	2023	2022
Employer contributions	$4,360	$3,819	$2,687

(13) Member’s Equity

SOLV Energy Parent Holdings LP holds 100% of the limited liability company interests of the Company. SOLV Energy Parent Holdings LP’s interests are generally consistent with ordinary equity ownership interests.

The Company maintains a share-based compensation plan, held by SOLV Energy Parent Holdings LP, a parent holding company above the consolidation of the Company. The presentation of unit-based equity awards is represented in the caption, Member’s equity, on the Consolidated Balance Sheets.

Refer to Note 12 – Employee Benefit Plans for the reconciliation of outstanding awards under the plan as well as details related to share-based compensation.

(14) Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of the Company’s business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued.

When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should the Company’s exposure be materially different from its estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.

Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities accrued; however, the Company is unable to reasonably estimate a range of potential expenses.

If information were to become available that allowed the Company to reasonably estimate a range of potential expenses in an amount higher or lower than what was accrued, the Company would adjust its accrued liabilities accordingly. Additional lawsuits, claims, inquiries and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Based upon current information, the Company concluded that the impact of the resolution of these matters would not be, individually or in the aggregate, material to the Company’s financial position, results of operations or cash flows.

Warranties

The Company provides warranties for EPC and O&M projects, guaranteeing the work performed against defects in equipment, materials, design, or workmanship. The length of the warranty period is generally two years. Materials and equipment used in construction are either provided by the customers or warranted against defects by suppliers. The warranty claims that the Company historically received have not been substantial. See Note 16 – Details of Certain Accounts for warranty reserves recorded on the consolidated balance sheets.

Concentration of Risks

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of contract receivables including retention. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentrations of credit risk associated with these receivables on an ongoing basis.

The Company has not historically experienced significant credit losses, due primarily to management’s assessment of customers’ credit ratings. The Company principally deals with recurring customers whose reputations are known to management.

The Company performs credit checks for significant new customers and generally requires progress payments for significant projects. The following customers each comprised 10% or more of the Company’s total accounts receivable:

	Year Ended December 31,
	2024	2023
Customer A	64%	—
Customer B	15%	21%
Customer F	—	12%

Customer Concentration Risk

The following customers each comprised 10% or more of the Company’s total revenue from external customers for the year ended December 31:

	Year Ended December 31,
	2024	2023	2022
Customer B	15%	18%	20%
Customer C	—	—	11%
Customer D	14%	—	—
Customer E	12%	—	—
Customer F	12%	—	—
Customer G	—	14%	11%

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Production Risk

Several of the Company’s key raw materials, components and manufacturing equipment are either single- sourced or sourced from a limited number of suppliers. Shortages of essential components and equipment could occur due to increases in demand or interruptions of supply, which may be exacerbated by the availability of logistics services, thereby adversely affecting the Company’s ability to meet customer demand for its services.

(15) Related Party Transactions

Transactions with Swinerton, Inc.

The Company has made several subsequent payments to Swinerton, Inc. pursuant to the Carve-out, which are summarized below:

	Year Ended December 31,
	2024	2023	2022
Deferred acquisition consideration	$34,144	$—	$10,000
Contingent consideration	—	33,826	—
Transition fees	—	—	3,923

Total	$34,144	$33,826	$13,923

The Company paid Swinerton for transition services rendered after the Carve-out. The Company made deferred acquisition payments in two installments, with the first paid in December 2022 and the final payment made in January 2024. An earned profit payment for majority-completed EPC projects assigned to the Company in the Carve-out (contingent consideration) was settled in March 2023.

Amounts owed to Swinerton consisted of the following:

	As of December 31,
	2024	2023
Due to Swinerton	$4,739	$3,769
Deferred acquisition consideration	—	34,144

Total	$4,739	$37,913

Due to Swinerton represents amounts owed to reimburse Swinerton for commercial insurance premiums paid on behalf of the Company on certain EPC projects pursuant to the Carve-out. The deferred acquisition consideration is recorded in “Accounts payable and accrued expenses” on the consolidated balance sheets.

Amounts receivable from Swinerton consisted of the following and are included in “Prepaids and other current assets”:

	As of December 31,
	2024	2023
Other accounts receivable	$2,987	$1,795

Transactions with American Securities

Prior to the completion of the CS Merger, American Securities was party to separate management consulting agreements with each of CS Energy (the “CS Consulting Agreement”) and SOLV (the “SOLV Consulting

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Agreement” and together with the CS Consulting Agreement, the “Consulting Agreements”), pursuant to which American Securities agreed to provide certain management and legal services to each of CS Energy and SOLV in exchange for an aggregate annual fee of $3,000 in equal quarterly cash installments, plus reimbursable expenses.

In connection with the Merger, the CS Consulting Agreement was terminated and the SOLV Consulting Agreement was amended to increase the annual fee to $3,000, payable in equal quarterly cash installments.

Payments made to American Securities under the Consulting Agreements during the years ended December 31, 2024, 2023 and 2022 are included in “Selling, general and administrative expenses”.

(16) Details of Certain Accounts

Capitalized Project Development Costs

A reconciliation of capitalized project development costs is as follows:

	December 31,
	2024	2023
Capitalized project development costs, at beginning of period	$17,603	$14,157
Costs capitalized during the year (restated)	8,058	9,070
Costs expensed from sale of projects during the year (restated)	—	(5,126)
Costs written off during the year (restated)	(457)	(498)

Capitalized project development costs, at end of period	$25,204	$17,603

Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following:

	December 31,
	2024	2023
Prepaid insurance	$2,608	$1,585
Prepaid materials	11,204	23,021
Rebates receivable	1,166	1,758
Non-trade receivables	8,023	2,831
Other	3,952	2,106

Total prepaids and other current assets	$26,953	$31,301

Other prepaids and current assets consisted of capitalized revolver costs, refundable deposits and miscellaneous prepaid expenses.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Property and Equipment

Property and equipment, net consisted of the following:

	December 31,
	2024	2023
Machinery and equipment	$41,267	$41,316
Vehicles	3,672	3,987
Vehicles under finance leases	39,160	24,165
Furniture and fixtures	2,794	2,689
Leasehold improvements	13,875	8,208
Computer equipment	5,178	3,677
Construction in progress	1,031	942

Property and equipment, gross	106,977	84,984
Less: Accumulated depreciation	(39,342)	(23,922)

Property and equipment, net of accumulated depreciation	$67,635	$61,062

The following table summarizes capitalized software costs included in Computer equipment:

	December 31,
	2024	2023
Capitalized software costs, gross	$2,885	$2,448
Less: Accumulated depreciation	(1,495)	(1,030)

Capitalized software costs, net	$1,390	$1,418

The following table summarizes depreciation expense related to capitalized software costs:

	Year Ended December 31,
	2024	2023	2022
Capitalized software costs	$465	$557	$441

The following table summarizes depreciation expense included in cost of revenue and selling, general and administrative expenses:

	Year Ended December 31,
	2024	2023	2022
Cost of revenue	$14,810	$12,446	$7,310
Selling, general and administrative expenses	2,744	2,305	1,995

Total depreciation expense	$17,554	$14,751	$9,305

The following table summarizes additional cash flow information related to property and equipment:

	Year Ended December 31,
	2024	2023	2022
Purchases of property and equipment included in accounts payable and accrued expenses	$824	$—	$—

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

Other Long-Term Assets

Other long-term assets consisted of the following:

	December 31,
	2024	2023
Unamortized revolver issuance costs	$1,742	$1,506
Investment	3,750	3,000

Total other long-term assets	$5,492	$4,506

The fair value of the investment in 2024 was derived from an observable price change from an equity transaction from the same issuer that occurred in 2024 and is therefore a level 2 measurement.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	December 31,
	2024	2023
	(Restated)	(Restated)
Accounts payable	$258,809	$436,442
Accrued compensation and benefits	43,801	15,937
Accrued project costs	80,014	88,869
Accrued interest	10,575	883
Accrued warranty (restated)	6,314	3,539
Accrued professional services	2,370	—
Deferred acquisition consideration	—	34,144

Total accounts payable and accrued expenses	$401,883	$579,814

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	December 31,
	2024	2023
Restricted Unit Appreciation Plan liability	$9,130	$4,032
Warranty reserves (restated)	5,404	3,821

Total other long-term liabilities	$14,534	$7,853

Refer to Note 11 – Unit-Based Compensation for further information on Restricted Unit Appreciation Plan awards.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Consolidated Financial Statements

(in thousands, except units and per unit amounts)

(17) Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued of May 9, 2025 for disclosure or recognition in the consolidated financial statements and the date the financial statements were reissued of December 19, 2025 for disclosure only and concluded there were no subsequent events that required recognition or disclosure except for the following:

Acquisition

On January 8, 2025, the Company acquired 100% of the ownership interests in Sacramento Drilling, Inc (“SDI”), a solar predrill and pile foundation installation contractor based in Sacramento, California.

The aggregate consideration for the acquisition was approximately $16,941, of which approximately $11,154 was paid in cash at closing and $5,500 is deferred and payable on the one-year anniversary of the acquisition.

Simultaneously with the acquisition, SDI and SOLV Energy, LLC entered into an equipment financing transaction with a specialized equipment finance provider to borrow approximately $14,500 against construction equipment owned by SDI. The proceeds were used to fund the closing payment on the acquisition date.

On June 13, 2025, the Company acquired 100% of the ownership interest in Spartan Infrastructure, Inc.(“Spartan”), a high-voltage transmission infrastructure contractor based in Mesa, Arizona. The aggregate consideration for the acquisition was approximately $66,743.

Due to the timing of the acquisitions, the accounting for the business combinations is incomplete as of the date of these financial statements were available to be issued. As additional information becomes available, management will further revise the preliminary acquisition consideration allocations during the remainder of the measurement periods, which shall not exceed 12 months from the closing of the acquisitions.

Term Loan

On January 9, 2025, the Company borrowed an additional $32,500 on its Amended Credit Agreement.

Redemption of Units

SOLV Energy Parent Holdings LP recently agreed to redeem the units held by a minority investor in exchange for a $112.5 million note secured by a first priority lien on all of SOLV Energy Parent Holdings LP’s assets, including its equity interests in SOLV Energy Holdings LLC.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Condensed Consolidated Balance Sheets

(in thousands, unaudited)

	September 30,	December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$208,069	$207,987
Accounts receivable, net	382,800	277,962
Contract assets	138,305	50,200
Capitalized project development costs	18,798	25,204
Prepaid and other current assets	86,393	26,953

Total current assets	834,365	588,306
Property and equipment, net	97,665	67,635
Operating lease right-of-use assets	6,880	8,014
Goodwill	428,040	410,006
Intangible assets, net	377,723	398,578
Other long-term assets	8,564	5,492

Total assets	$1,753,237	$1,478,031

LIABILITIES AND MEMBER’S EQUITY
Accounts payable and accrued expenses	$498,509	$401,883
Contract liabilities	342,677	241,000
Due to related party	3,299	4,739
Current portion of equipment financing	6,438	3,767
Current portion of lease liabilities	11,697	9,559
Current portion of long-term debt	2,680	2,479

Total current liabilities	865,300	663,427
Term debt, long term	392,502	362,832
Equipment financing, long-term	23,162	15,777
Lease liabilities, long-term	29,245	28,014
Other long-term liabilities	19,547	14,534

Total liabilities	1,329,756	1,084,584
Commitments and Contingencies - See Note 10
Non-controlling interest	3,096	2,510
Accumulated deficit	(133,674)	(247,322)
Member’s equity	554,059	638,259

Total member’s equity	423,481	393,447

Total liabilities and member’s equity	$1,753,237	$1,478,031

The accompanying notes are an integral part of these condensed consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Condensed Consolidated Statements of Operations

(in thousands, unaudited)

	Nine Months Ended September 30,
	2025	2024
Revenue	$1,696,866	$1,406,854
Cost of revenue	1,376,505	1,229,190

Gross profit	320,361	177,664
Selling, general and administrative expenses	127,749	87,530
Amortization expense	42,415	49,978

Total operating expenses	170,164	137,508

Operating income	150,197	40,156
Interest expense	40,433	41,661
Interest income	(5,904)	(1,956)
Other income, net	(408)	(685)

Income before income taxes	116,076	1,136
Income tax expense	1,842	997

Net income	$114,234	$139
Less: net income (loss) attributable to non-controlling interests	586	(2)

Net income attributable to controlling interests	$113,648	$141

The accompanying notes are an integral part of these condensed consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Condensed Consolidated Statements of Member’s Equity

(in thousands, unaudited)

	Non-Controlling Interest	Accumulated Deficit	Member’s Equity	Total Member’s Equity
Balance, January 1, 2025	2,510	(247,322)	638,259	393,447
Unit-based compensation	—	—	2,432	2,432
Distributions	—	—	(86,632)	(86,632)
Net income	586	113,648	—	114,234

Balance, September 30, 2025	$3,096	$(133,674)	$554,059	$423,481

Balance, January 1, 2024	$2,043	$(257,246)	$645,572	$390,369
Unit-based compensation	—	—	1,784	1,784
Contribution from non-controlling interests	469	—	—	469
Distributions	—	—	(5,954)	(5,954)
Net income (loss)	(2)	141	—	139

Balance, September 30, 2024	$2,510	$(257,105)	$641,402	$386,807

The accompanying notes are an integral part of these condensed consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$114,234	$139
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	61,892	62,673
Amortization of debt issuance costs	1,355	1,948
Allowance for credit losses	324	(2,501)
Unit-based compensation expense	2,871	5,885
Gain on investment	—	(750)
Change in fair value of derivative	21	(43)
(Gain) loss on disposal of property and equipment	(257)	108
Write off of project development costs	6,967	—
Change in operating assets and liabilities:
Accounts receivable	(92,171)	(74,306)
Contract assets	(81,997)	74,210
Other current and non-current assets	(61,319)	(1,353)
Accounts payable and accrued expenses	78,811	(103,569)
Contract liabilities	100,174	5,577
Long-term liabilities	(8,253)	663

Net cash provided by (used in) operating activities	122,652	(31,319)
Cash flows from investing activities:
Purchases of property and equipment	(13,163)	(5,464)
Cash paid for acquisitions, net of cash acquired	(55,070)	—
Proceeds from sale of property and equipment		300

Net cash used in investing activities	(68,233)	(5,164)
Cash flows from financing activities:
Proceeds on debt	32,500	—
Principal payments on debt	(3,047)	(17,688)
Proceeds from line of credit	—	97,192
Repayments to line of credit	—	(77,250)
Payment of financing fees	(488)	—
Payments for finance leases	(6,726)	(4,166)
Proceeds on equipment financing	14,500	—
Payments on equipment financing	(4,444)	(2,574)
Deferred purchase price	—	(34,144)
Contribution from non-controlling interests	—	469
Distributions	(86,632)	(5,954)

Net cash used in financing activities	(54,337)	(44,115)
Net increase (decrease) in cash and cash equivalents	82	(80,598)
Cash and cash equivalents, beginning of period	207,987	178,016

Cash and cash equivalents, end of period	$208,069	$97,418

Supplemental cash flow information
Interest paid	$36,183	$38,694
Income taxes paid	$1,216	$477

The accompanying notes are an integral part of these condensed consolidated financial statements

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

(1) Description of Business

SOLV Energy Holdings LLC (together with its subsidiaries, the “Company”), is a leading provider of infrastructure services to the power industry, including engineering, procurement, construction (EPC), testing, commissioning, operations, maintenance and repowering. The Company specializes in designing, building and maintaining utility-scale solar and battery storage projects and related transmission and distribution (T&D) infrastructure, and provides operation and maintenance (O&M) services pursuant to long-term contracts that typically obligate the customer to pay the Company a fixed monthly fee for operations and routine preventative maintenance and additional fees for corrective maintenance on a time and materials basis.

The Company’s operations are conducted primarily through its subsidiaries, SOLV Energy, LLC, SEHV Solutions, LLC (collectively, “SOLV Energy”), along with CS Energy, LLC, and CS Energy Devco, LLC, (collectively, “CS Energy”), SOLV Drilling Industrial Services, LLC (“SDI”) (f/k/a Sacramento Drilling, Inc), and Spartan Infrastructure, Inc (“Spartan”).

The Company was formed on December 23, 2021, from the acquisition of the Swinerton Renewable Energy EPC and O&M operating units by American Securities LLC, a leading U.S. private equity firm, from Swinerton Inc (“Carve-out”).

On October 7, 2024 (“Merger Date”), ASP Endeavor Acquisition LLC (“ASPE”), the parent company of CS Energy, merged with the Company (“Merger”). The Company is the surviving entity in this merger of entities under common control. See Note 2 for additional information.

Subsequent to the Merger, the Company was renamed SOLV Energy Holdings LLC (f/k/a ASP SOLV Intermediate Holdings, LLC).

(2) Basis of Presentation

Due to the common control ownership since 2021 of the Company and ASPE, the Merger was considered a merger between entities under common control and was accounted for in a manner similar to the pooling of interests method. The assets and liabilities of the Company and ASPE were combined at their historical carrying amounts, less intercompany eliminations, and no goodwill was recognized. These financial statements reflect the combined results of operations, financial position, and cash flows of both entities as if the merger had occurred as of the earliest period presented, January 1, 2024.

The accompanying condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries which reflect all adjustments necessary to state fairly the Company’s condensed consolidated financial position, results of operations and cash flows in accordance with principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. These condensed consolidated financial statements and related notes do not include all information and footnotes required by GAAP for annual reports. The accompanying condensed consolidated interim financial statements are unaudited and should be read in conjunction with the annual consolidated financial statements, and the notes thereto for the fiscal year ended December 31, 2024. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year.

Other parties’ interests in entities that the Company consolidates are reported as non-controlling interests within equity. Net income or loss attributable to non-controlling interests is reported as a separate line item below net income or loss. The Company classifies certain assets and liabilities as current utilizing the duration of the related

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

contract or program as the Company’s operating cycle, which is generally longer than one year. This primarily impacts contract liabilities and contract assets. The Company classifies all other assets and liabilities based on whether the asset will be realized or the liability will be paid within one year.

(3) Summary of Significant Accounting Policies

These condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The significant accounting policies described below, together with other notes that follow, are an integral part of the condensed consolidated financial statements.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated financial statements and these notes.

Actual results could differ from those estimates and may result in material effects on the Company’s operating results and financial position. Estimates made in preparing the accompanying condensed consolidated financial statements primarily include, but are not limited to, those related to revenue recognition, goodwill and long-lived asset valuations, impairment assessments and unit-based compensation.

Deferred Offering Costs

Deferred offering costs consist of costs incurred in connection with the anticipated sale of the Company’s common stock in an initial public offering (“IPO”) including certain legal, accounting, and other IPO related costs. In the event of the IPO, deferred offering costs are recorded in stockholders’ equity as reduction from the proceeds of the offering. Should the Company terminate its planned IPO or there is a significant delay, the deferred offering costs would be expensed in the period the Company terminates the IPO. No deferred offering costs were recorded as of December 31, 2024. As of September 30, 2025, $3,521 of deferred offering costs are recorded in “Other long-term assets” on the Company’s condensed consolidated balance sheets.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” The update requires entities to tabularly disclose in the footnotes to the financial statements, the amounts of purchased inventory, employee compensation, depreciation, intangible asset amortization, and depreciation included in each relevant expense caption. The standard also requires disclosure of the amount, and a qualitative description of, other items remaining in relevant expense captions that are not separately disaggregated. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption and both prospective and retrospective application are permitted. The Company is currently assessing the effect of this update.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires public entities, on an annual basis, to provide disclosure of specific categories in the reconciliation of the effective tax rate, as well as disclosure of income taxes paid, disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the effect of this update.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

(4) Revenue from Contracts with Customers

Revenue Overview

The Company generates revenue from the construction of new solar, battery storage, T&D or other projects pursuant to EPC contracts. The Company also generates revenue from maintaining, upgrading, repowering or expanding of existing solar, battery storage or T&D projects pursuant to O&M agreements. The Company’s other revenues include development fees from the sale of projects the Company developed and sold to third parties and certain construction management services no longer offered.

The Company recognizes EPC service contract revenue using the percentage-of-completion method (an input method), based on costs incurred to date compared to total estimated costs. Costs related to uninstalled materials are included in this calculation when the cost is incurred (when control is transferred). This method is the most accurate measure of the Company’s contract performance because it directly measures the value of the goods and services transferred to the customer.

Estimated costs include the Company’s latest estimates using judgments with respect to labor hours and costs, materials, subcontractor costs, among other costs. Changes to total estimated costs or losses, if any, are recognized in the period in which they are determined to be assessed at the contract level. Additionally, the Company recognizes revenues on certain uninstalled materials that are specifically produced, fabricated, or constructed for a project.

O&M agreements may include multiple performance obligations. The Company allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. For standard O&M agreements with specified service periods, revenue is recognized on a straight-line basis over the service period when inputs are expended evenly, and the customer receives and consumes the benefits of performance throughout the contract term.

For other O&M agreements that are performed based on time and materials rates, such as repair, replacement, and refurbishment services, progress towards complete satisfaction of such performance obligations is measured using an output method as the customer receives and consumes the benefits of performance completed to date.

Revenues recognized by the Company from the sale of development projects are recognized at a point in time when control of the related project transfers to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the project.

The following table presents the Company’s revenue disaggregated by service type:

	Nine Months Ended September 30,
	2025		2024
By service type:
New Construction(1)	$1,587,687	93.6%	$1,351,415	96.0%
Existing infrastructure(2)	88,653	5.2%	54,761	3.9%
Other(3)	20,526	1.2%	678	0.1%

Total revenues	$1,696,866	100.0%	$1,406,854	100.0%

(1)	Includes revenue for jobs involving the construction of a new solar, battery storage, T&D or other project pursuant to EPC contracts or LNTP agreements.
(2)	Includes revenues from jobs involving maintaining, upgrading, repowering or expanding existing solar, battery storage, T&D or other projects pursuant to commercial agreements.
(3)

Includes development fees from the sale of projects we developed and sold to third parties and SDI small and large diameter drilling projects. Also includes certain construction management services that are no longer offered.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

Variable Consideration

The nature of the Company’s contracts gives rise to variable consideration, including unexecuted change orders and liquidated damage penalties. Change orders are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company estimates the amount of revenue to be recognized on variable consideration by using the expected value or the most likely amount method, whichever is expected to better predict the amount.

Estimates of variable consideration and the determination of whether to include estimated amounts in the transaction price are based on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available including, but not limited to, contractual entitlement and documented approval by customers. Amounts associated with change orders are recognized as revenue if it is probable that the contract price will be adjusted, and the amount of such adjustment can be reliably estimated. The effect of variable consideration on the transaction price, and the Company’s measure of progress for the performance obligation for which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. Revenues were positively impacted by $82,847 during the nine months ended September 30, 2025 as a result of changes in estimates associated with performance obligations on contracts partially satisfied prior to December 31, 2024.

Practical Expedient

If the Company has a right to consideration from a customer in an amount that corresponds directly with the value of the Company’s performance completed to date, the Company recognizes revenue in the amount to which it has a right to invoice for services performed.

Remaining Performance Obligations

As of September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $1,525,605, which is related to the Company’s EPC service contracts. The Company anticipates recognizing revenue on substantially all the remaining performance obligations under these contracts over the next 12 to 18 months.

For the Company’s O&M agreements, the Company has elected to apply the optional exemption, which waives the requirement to disclose the remaining performance obligation for revenue recognized through the right to invoice practical expedient and contracts that have an original expected duration of one year or less.

Contract Assets and Liabilities

During the nine months ended September 30, 2025 and 2024, the Company recognized revenue of $231,665 and $160,168 related to contract liabilities outstanding as of the end of each respective period end.

Contract assets and liabilities consisted of the following:

	September 30, 2025	December 31, 2024
Unbilled and retention receivables	$138,305	$50,200

Total contract assets	$138,305	$50,200

Deferred revenue	$342,432	$240,375
Provision for project losses	245	625

Total contract liabilities	$342,677	$241,000

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

Contract assets and liabilities fluctuate period to period based primarily on changes in the number and size of projects in progress at period end, variability in billing and payment terms, and the amounts of unapproved change orders and contract claims.

Accounts receivable

The Company sells to customers using credit terms customary in the construction industry. Accounts receivables are recorded at invoiced amounts and generally do not bear interest. The Company provides an allowance for credit losses to estimate losses from uncollectible accounts in accordance with ASC 326, Financial Instruments – Credit Losses. Under this method an allowance is recorded based upon historical experience and management’s evaluation of, among other factors, current and reasonably supportable expected future economic conditions and the customer’s willingness or ability to pay.

The following table sets forth activities in the allowance for credit losses for the periods indicated:

	Nine Months Ended September 30,
	2025	2024
Balance, at beginning of period	$344	$2,979
Increase (decrease) in credit loss expense	324	85
Recoveries	—	(2,586)
Write-offs	(4)	(144)

Balance, at end of period	$664	$334

(5) Segment Information

The Company operates in one reportable segment which derives revenue through providing EPC, O&M and Development services throughout the Unites Sates. The Company derives most of its revenue from its EPC contracts.

The Company’s operations are managed by a segment manager who reports to the Chief Executive Officer, the chief operating decision maker (“CODM”). The Company’s two operating segments have been aggregated into one reportable segment due to their similar economic characteristics, nature of services, type of customers and service distribution.

This segment structure reflects the financial information and reports used by the CODM to make decisions regarding the Company’s business, including performance assessments and strategic and operational planning in compliance with ASC 280, Segment Reporting.

The key measure of segment profit or loss utilized by the CODM to assess performance of and allocate resources to the Company’s operating segment is segment adjusted earnings before interest, taxes, depreciation and amortization, adjusted for other non-cash and non-recurring items (“Segment Adjusted EBITDA”). This measure is presented below. The measure of segment assets is reported on the condensed consolidated balance sheet as total consolidated assets.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

The table below provides information about the Company’s reportable segment:

	Nine Months Ended September 30,
	2025	2024
Revenue	$1,696,866	$1,406,854
Adjusted Cost of revenue(1)	1,359,784	1,218,449
Other segment items(2)	95,816	76,321

Segment Adjusted EBITDA	$241,266	$112,084

Interest expense	(40,433)	(41,661)
Interest income	5,904	1,956
Depreciation and amortization	(61,892)	(62,673)
Non-cash compensation expense	(2,871)	(5,885)
Gain (loss) on disposal of property and equipment	257	(108)
Change in the fair value of derivative	(21)	43
Gain on investment	—	750
Net income (loss) attributable to noncontrolling interests	586	(2)
Non-recurring private equity management fees, transaction, integration and transition costs, and other non-cash costs	(26,720)	(3,368)

Consolidated income before income taxes	$116,076	$1,136

(1)	Cost of revenue, excluding depreciation expense
(2)

Primarily includes selling, general, and administrative expenses, including bonus expenses, excluding depreciation, non-cash compensation expense, and other non-recurring expenses shown in the reconciliation above

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

(6)	Intangible Assets

The value of intangible assets was determined upon acquisition based on fair value assumptions determined at that time. Intangible assets with finite useful lives are amortized over their respective estimated useful lives using the straight-line method. The following table summarizes the Company’s intangible assets:

	As of September 30, 2025
	Remaining Weighted Average Amortization Period in Years	Intangible Assets	Accumulated Amortization	Intangible Assets, Net
Customer Relationships	5.7	$344,400	$(142,889)	$201,511
Patents/Know-How	11.3	126,000	(31,703)	94,297
Trade Name	8.7	120,670	(40,665)	80,005
Backlog	0.6	59,690	(57,780)	1,910

Total		$650,760	$(273,037)	$377,723

	As of December 31, 2024
	Remaining Weighted Average Amortization Period in Years	Intangible Assets	Accumulated Amortization	Intangible Assets, Net
Customer Relationships	5.9	$328,500	$(115,130)	$213,370
Patents/Know-How	12	126,000	(25,403)	100,597
Trade Name	9.6	117,700	(33,089)	84,611
Backlog	—	57,000	(57,000)	—

Total		$629,200	$(230,622)	$398,578

(7)	Debt Obligations

Debt obligations consisted of the following:

	September 30, 2025	December 31, 2024
Long-term debt	$398,145	$369,017
Less: unamortized issuance costs	(5,643)	(6,185)

Long-term debt, net	$392,502	$362,832

Current portion of long-term debt	$4,063	$3,737
Less: unamortized issuance costs	(1,383)	(1,258)

Current portion of long-term debt, net	$2,680	$2,479

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

CS Energy

2022 Revolving Facility

Prior to the Merger, on May 3, 2021, CS Energy entered into an amended and restated revolving $30,000 Credit and Guaranty Agreement with a lender (the “2021 Revolving Facility”). On July 13, 2022, CS Energy entered into a second amendment to the 2021 Revolving Facility to assign the facility from the existing creditor to a new creditor (the “CS Revolving Facility”). In connection with the Merger, amounts under the CS Revolving Facility were settled and the facility was terminated. Therefore, there were no letters of credit issued against the facility or borrowings under the CS Revolving Facility at September 30, 2025 and December 31, 2024.

Term Loan

Prior to the Merger, on May 3, 2021, CS Energy entered into a credit agreement (the “CS Term Loan”) with various lenders for $125,000. On October 7, 2024, in connection with the Merger, the CS Term Loan was fully settled. Therefore, there were no outstanding CS Term Loan amounts as of September 30, 2025 or December 31, 2024.

SOLV Energy

Revolving Credit Facility

Prior to the Merger, SOLV Energy entered a revolving credit facility with various lenders (the “Revolver”) which provided a $60,000 revolving line of credit through December 2025. On October 7, 2024, in connection with the Merger, the Company amended the Revolver (the “Amended Revolver”) to increase the borrowing to $90,000. There were no changes to the lenders under the Amended Revolver. The Company had $11,183 and $11,083 of letters of credit issued and outstanding under the Amended Revolver as of September 30, 2025 and December 31, 2024, respectively. As of September 30, 2025, the revolver had a remaining capacity of $78,817. The Amended Revolver matures on October 7, 2028.

Credit Agreement

Prior to the Merger, in 2021, SOLV Energy entered into a term credit agreement (“Original Credit Agreement”) with various lenders. On October 7, 2024, in connection with the Merger, the Company amended the Original Credit Agreement to increase the borrowing to $373,700 (the “Amended Credit Agreement”).

On January 9, 2025, the Company borrowed an additional $32,500 on its Amended Credit Agreement (“Second Amended Credit Agreement” and together with the Amended Credit Agreement, the “Term Loans”) to fund the Ares Share Repurchase, as discussed in Note 11 - Related Party Transactions. The Term Loan borrowings bear interest, at the Company’s option, at an annual rate equal to either (a) Term SOFR plus 6.75% or (b) the Alternate Base Rate (as defined in the Second Amended Credit Agreement) plus 5.75%, in each case, subject to a 1.00% floor.

The Amended Credit Agreement borrowings amortize at an annual rate equal to 1.00%, which was payable in equal quarterly installments of 0.25% of the original principal amount. The Second Amended Credit Agreement requires to make quarterly amortization payments for the Term Loans in an aggregate amount equal to $1,016 which payment is to be made on the last day of each of March, June, September and December. The Term Loans mature on October 7, 2029.

The total Term Loans outstanding were $402,208 and $372,754 as of September 30, 2025 and December 31, 2024, respectively.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

The following table presents the future principal payments of the Term Loans as of September 30, 2025:

Year Ending December 31:
2025 (remaining three months)	$1,016
2026	4,063
2027	4,063
2028	4,063
2029	389,003

402,208
Less: unamortized issuance costs	(7,026)

Total	$395,182

On December 13, 2025 and December 16, 2025, the lenders to the Amended Revolver and Amended Credit Agreements, respectively, agreed to waive any potential defaults that may have occurred under those agreements, as a result of the restatement of the Company’s previously issued consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

Equipment Financing

In 2024, the Company entered into an equipment financing transaction with a specialized equipment finance provider to borrow approximately $25,000 against construction equipment owned by the Company. The proceeds from the transaction were recognized as a financing liability, with subsequent payments being allocated between interest expense and reduction of the financing liability. The underlying financing agreements are 72-month terms ending in 2029. For the nine months ended September 30, 2025, the equipment financing transaction had an implicit interest rate of approximately 12%.

Additionally, in connection with SDI acquisition, SDI and the Company entered into an equipment financing transaction with a specialized equipment finance provider to borrow approximately $14,500 against construction equipment owned by SDI. The proceeds were used to fund the closing payment on the acquisition date. The underlying financing agreement has a 60-month term ending in 2030. For the nine months ended September 30, 2025, the equipment financing transaction related to the SDI acquisition had an implicit interest rate of approximately 14%. For more information on the SDI acquisition, see Note 12 – Business Combinations.

The following table presents the future principal payments required by the equipment financing arrangement:

Year Ending December 31:
2025 (remaining three months)	$1,684
2026	6,642
2027	7,279
2028	8,004
2029	5,689
Thereafter	302

Total	$29,600

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

(8) Unit-based Compensation

Prior to the Merger, CS Energy recognized unit-based compensation expense as CS Energy’s parent partnership issued the equity awards to employees and nonemployees of CS Energy (“CS Energy Class B Units”) in three classes, Class B-1 Units Time-based awards, Class B-1 Units Performance-based awards, and Class B-2 Units Performance-based awards. Subsequent to the Merger, the CS Energy Class B Units were exchanged for Restricted Class C Units (“Additional C Units”) in SOLV Energy Management Holdings, LP, a parent entity of the Company, as explained within this footnote. The grant activity and expense recorded related to the CS Energy Class B Units for the nine months ended September 30, 2024 was immaterial.

Further, there were no CS Energy Class B Units outstanding as of or during the nine months ended September 30, 2025. There were 147,623 and 64,232 CS Energy Class B-1 Units and B-2 Units, respectively, outstanding as of September 30, 2024.

The Company, from time to time, grants Restricted Class C Units to employees and non-employees, with time, performance and multiple on invested capital (“MOIC”) vesting (collectively, “Legacy SOLV Units”). Pursuant to the Merger, on October 25, 2024, Restricted Class C Units (“Additional C Units”) were awarded to certain employees and key non-employees of CS Energy, including non-employee directors, consultants and independent contractors.

The following tables summarize the Company’s Legacy SOLV Unit and Additional Class C Unit activity, for the nine months ended September 30, 2025 and 2024:

Time-Vested Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Fair Value (in thousands)
Outstanding, January 1, 2025	147,232	$123.72	7.7	$5,853
Granted	46,215	271.75		2,405
Exercised	(235)	114.52		(8)
Forfeited	(846)	116.13		(29)

Outstanding, September 30, 2025	192,366	159.33	7.5	$8,221

Exercisable, September 30, 2025	73,465	109.01	6.6	$2,910

Outstanding, January 1, 2024	124,430	101.51	8.1	$4,920
Granted	15,250	142.31		352
Exercised	(596)	100.00		(24)
Forfeited	(7,573)	102.73		(303)

Outstanding, September 30, 2024	131,511	105.96	7.6	$4,945

Exercisable, September 30, 2024	46,284	100.76	7.3	$1,832

The Company recorded $1,251 and $776 in compensation expense related to the Legacy SOLV time-vested units for the nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025 there was $4,118 of unrecognized compensation expense expected to be recognized through 2030.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

Performance-Vested Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Fair Value (in thousands)
Outstanding, January 1, 2025	126,320	$105.98	7.4	$4,751
Forfeited	(671)	125.42		(20)

Outstanding, September 30, 2025	125,649	105.88	6.6	$4,731

Exercisable, September 30, 2025	—			$—

Outstanding, January 1, 2024	118,377	101.31	8.1	$4,694
Granted	15,250	142.31		352
Forfeited	(5,158)	103.08		(210)

Outstanding, September 30, 2024	128,469	105.88	7.6	$4,836

Exercisable, September 30, 2024	—			$—

The Company recorded $438 and $398 in compensation expense related to the Legacy SOLV performance-vested units for the nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025, there was $2,765 of unrecognized compensation expense expected to be recognized through 2032.

MOIC-Vested Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding, January 1, 2025	84,547	$106.11	7.4
Forfeited	(447)	125.44

Outstanding, September 30, 2025	84,100	106.01	6.6

Exercisable, September 30, 2025	—

Outstanding, January 1, 2024	78,918	100.82	8.1
Granted	10,500	142.31
Forfeited	(3,438)	103.08

Outstanding, September 30, 2024	85,980	106.01	7.6

Exercisable, September 30, 2024	—

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

Additional C Units

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Fair Value (in thousands)
Outstanding, January 1, 2025	122,993	$261.48	9.8	$5,264
Forfeited	(3,509)	261.48		(189)

Outstanding, September 30, 2025	119,484	261.48	9.0	$5,075

Exercisable, September 30, 2025	20,805	261.48	9.0	$1,123

The Company recorded $742 in compensation expense related to the Additional Class C Units for the nine months ended September 30, 2025. As of September 30, 2025, there was $3,395 of unrecognized compensation expense expected to be recognized through 2029.

The Company utilized the following assumption in estimating the fair value of each Legacy SOLV Unit time-vested and performance-vested awards and Additional Class C Units granted under the Black-Scholes pricing model:

	Nine Months Ended September 30,
	2025	2024
Dividend yield	0.0%	0.0%
Expected volatility	55.0%	50.0%
Risk-free interest rate	4.6%	4.4%
Time to liquidity (years)	1.7	2.2

Restricted Unit Appreciation (“RUA”) Plan

Number of RUA Units
Outstanding, January 1, 2025	35,520
Exercised	(960)

Outstanding, September 30, 2025	34,560

Outstanding, January 1, 2024	40,320
Exercised	(4,320)

Outstanding, September 30, 2024	36,000

Compensation expense, including the fair value remeasurement, related to RUA units to be settled in cash are recorded in “Selling, general and administrative expenses” and was $439 and $4,101 for the nine months ended September 30, 2025 and 2024, respectively.

The Company paid cash of $96 and $432 for the nine months ended September 30, 2025 and 2024, respectively, to settle fully vested RUA awards for terminated employees.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

(9) Member’s Equity

SOLV Energy Parent Holdings LP holds 100% of the limited liability company interests of the Company. SOLV Energy Parent Holdings LP’s interests are generally consistent with ordinary equity ownership interests.

The Company maintains a share-based compensation plan, held by SOLV Energy Parent Holdings LP, a parent holding company above the consolidation of the Company. The presentation of unit-based equity awards is represented in the caption, Member’s equity, on the condensed consolidated balance sheets.

(10) Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of the Company’s business.

Additional lawsuits, claims, inquiries and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined.

Based upon current information, the Company concluded that the impact of the resolution of these matters would not be, individually or in the aggregate, material to the Company’s financial position, results of operations or cash flows.

Warranties

The Company provides warranties for EPC and O&M projects, guaranteeing the work performed against defects in equipment, materials, design, or workmanship. The length of the warranty period is generally two years. Materials and equipment used in construction are either provided by the customers or warranted against defects by suppliers. The warranty claims that the Company historically received have not been substantial. See Note 13 – Details of Certain Accounts for warranty reserves recorded on the condensed consolidated balance sheets.

(11) Related Party Transactions

Transactions with Swinerton, Inc.

The Company has made subsequent payments to Swinerton, Inc. pursuant to the Carve-out, including a final deferred acquisition payment of $34,144 during the nine months ended September 30, 2024.

Amounts owed to Swinerton consisted of the following:

	As of September 30, 2025	As of December 31, 2024
Due to Swinerton	$3,299	$4,739

Due to Swinerton represents amounts owed to reimburse Swinerton for commercial insurance premiums paid on behalf of the Company on certain EPC projects pursuant to the Carve-out.

Amounts receivable from Swinerton consisted of the following and are included in “Prepaid and other current assets”:

	As of September 30, 2025	As of December 31, 2024
Other accounts receivable	$2,981	$2,987

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

Transactions with American Securities

The Company is party to management consulting agreements with American Securities (“Consulting Agreements”), pursuant to which American Securities agrees to provide certain management and legal services to the Company. The Company is required to pay American Securities an annual fee to $3,000, payable in equal quarterly cash installments. Payments made to American Securities under the Consulting Agreements during the nine months ended September 30, 2025 and 2024 are included in “Selling, general and administrative expenses”.

Ares Share Repurchase

On October 7, 2024, SOLV Energy Parent Holdings LP, the parent company of SOLV Energy Holdings LLC, entered into a share repurchase agreement with third party investors pursuant to which SOLV Energy Parent Holdings LP agreed to repurchase 198,497 shares of its Class A Units at a total purchase price of $32,500 (the “Ares Share Repurchase”). The repurchase closed on January 10, 2025. To fund the share repurchase, the Company paid $32,500 to SOLV Energy Parent Holdings LP. This transaction was recorded by the Company as a distribution and is classified as a reduction to Member’s equity on the condensed consolidated balance sheet.

Refer to Note 7 – Debt Obligations for further information.

(12) Business Combinations

SDI Acquisition

On January 8, 2025, the Company acquired 100% of the ownership interests in SDI, a solar predrill and pile foundation installation contractor based in Sacramento, California. The aggregate consideration for the acquisition was approximately $16,941, of which approximately $11,154 was paid in cash at closing and $5,500 is deferred and payable on the one-year anniversary of the acquisition.

Simultaneous with the acquisition, SDI and the Company entered into an equipment financing transaction with a specialized equipment finance provider to borrow approximately $14,500 against construction equipment owned by SDI. The proceeds were used to fund the closing payment on the acquisition date.

The Company preliminarily allocated the acquisition consideration to assets acquired and liabilities assumed based on their preliminary estimated fair values as of the acquisition date. The preliminary estimated fair value of the acquired tangible and identifiable intangible assets were determined based on inputs that are unobservable and significant to the overall fair value measurement. It is also based on estimates and assumptions made by management at the time of the acquisition. As such, the preliminary estimated fair value of the acquired tangible and identifiable intangible assets was classified as a Level 3 fair value hierarchy measurement and disclosure. The significant unobservable inputs used in measuring the fair values of the acquired tangible and identifiable intangible assets include forecasted cashflows and discount rates.

The Company acquired identifiable intangible assets of $1,260, which consist primarily of $370 of trade names to be amortized over 5 years, $600 of customer relationships to be amortized over 4 years and $290 of backlog to be amortized over 1 year.

The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed is assigned to goodwill. The acquisition resulted in the recognition of $691 of goodwill. The estimated goodwill was established due to expected cost synergies, optimized installation and improved operational efficiency. Goodwill recorded for the SDI acquisition is not expected to be deductible for tax purposes.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

A summary of the SDI purchase price allocation to assets acquired and liabilities assumed is as follows:

Net assets acquired
Cash and cash equivalents	$685
Accounts receivable, net	4,618
Contract assets	3,608
Prepaid and other current assets	204
Property, plant and equipment	16,942
Operating lease right-of-use assets	312
Intangible assets	1,260
Accounts payable and accrued expenses	(10,968)
Contract liabilities	(99)
Lease liabilities, long-term	(312)

Total identifiable net assets assumed	16,250
Goodwill	691

Net assets acquired	$16,941

Assets acquired net of cash and cash equivalents	$16,256

The Company’s condensed consolidated financial statements include SDI’s revenue and net income which were immaterial from the date of acquisition through September 30, 2025 for the periods presented within. Pro forma financial information has not been presented for the SDI acquisition as the impact to the Company’s condensed consolidated financial statements was not material.

During the nine months ended September 30, 2025, the Company incurred and expensed $113 of acquisition related costs in connection to the SDI acquisition. Such costs are included in “Selling, general, and administrative expenses”.

Spartan Acquisition

On June 13, 2025, the Company acquired 100% of the equity interests of Spartan for an approximate acquisition purchase price of $66,743. Spartan specializes in providing services related to infrastructure development and investment. Specifically, the company self-performs electrical transmission construction services and provides procurement and subcontracting engineering services.

The Company preliminarily allocated the acquisition consideration to assets acquired and liabilities assumed based on their preliminary estimated fair values as of the acquisition date.

The preliminary estimated fair value of the acquired tangible and identifiable intangible assets were determined based on inputs that are unobservable and significant to the overall fair value measurement. It is also based on estimates and assumptions made by management at the time of the acquisition.

As such, the preliminary estimated fair value of the acquired tangible and identifiable intangible assets was classified as a Level 3 fair value hierarchy measurement and disclosure. The significant unobservable inputs used in measuring the fair values of the acquired tangible and identifiable intangible assets include forecasted cashflows and discount rates.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

The Company acquired identifiable intangible assets of $20,300, which consist primarily of $2,600 of trade names to be amortized over 3 years, $15,300 of customer relationships to be amortized over 13 years and $2,400 of backlog to be amortized over 1 year.

The excess of the purchase price over the preliminary estimated fair value of the assets acquired and liabilities assumed is assigned to goodwill. The acquisition resulted in the recognition of $17,342 of goodwill. The preliminary estimated goodwill was established due to expected cost synergies, anticipated growth of new customers, and expansion of equipment portfolio and process technology offerings. Goodwill recorded for the Spartan acquisition is not expected to be deductible for tax purposes.

The Spartan purchase price allocation below is preliminary, pending completion of the fair value analyses of acquired assets and liabilities. As additional information becomes available, management will further revise the preliminary acquisition consideration allocation during the remainder of the measurement period, which shall not exceed 12 months from the closing of the Spartan acquisition. Such revisions may be material.

Net assets acquired
Cash and cash equivalents	$22,431
Accounts receivable, net	8,369
Contract assets	2,500
Prepaid and other current assets	492
Property, plant and equipment	8,948
Intangible assets	20,300
Accounts payable and accrued expenses	(4,966)
Contract liabilities	(1,404)
Deferred tax liability	(6,183)
Lease liabilities, long-term	(1,086)

Total identifiable net assets assumed	49,401
Goodwill	17,342

Net assets acquired	$66,743

Assets acquired net of cash and cash equivalents	$44,312

The Company’s condensed consolidated financial statements include Spartan’s revenue and net income of $18,368 and $3,211, respectively, from the date of acquisition through September 30, 2025 for the periods presented within.

Pro forma financial information has not been presented for the Spartan acquisition as the impact to the Company’s condensed consolidated financial statements was not material.

During the nine months ended September 30, 2025, the Company incurred and expensed $778 of acquisition related costs in connection to the Spartan acquisition. Such costs are included in “Selling, general, and administrative expenses”.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

(13) Details of Certain Accounts

Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following:

	September 30, 2025	December 31, 2024
Prepaid insurance	$2,535	$2,608
Prepaid materials	70,529	11,204
Rebates receivable	5,399	1,166
Non-trade receivables	3,731	8,023
Other	4,199	3,952

Total prepaids and other current assets	$86,393	$26,953

Capitalized Project Development Costs

A reconciliation of capitalized project development costs is as follows:

	Nine Months Ended September 30,
	2025	2024
Capitalized project development costs, at beginning of period	$25,204	$17,603
Costs capitalized during the year	5,045	4,610
Costs expensed from sale of projects during the year	(4,484)	—
Impaired costs written off during the year	(6,967)	—

Capitalized project development costs, at end of period	$18,798	$22,213

Property and Equipment

Property and equipment, net consisted of the following:

	September 30, 2025	December 31, 2024
Machinery and equipment	$73,283	$41,267
Vehicles	4,045	3,672
Vehicles under finance leases	47,812	39,160
Furniture and fixtures	2,845	2,794
Leasehold improvements	14,695	13,875
Computer equipment	5,652	5,178
Construction in progress	4,786	1,031
Property and equipment, gross	153,118	106,977
Less: Accumulated depreciation	(55,453)	(39,342)

Property and equipment, net of accumulated depreciation	$97,665	$67,635

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SOLV Energy Holdings LLC

Notes to the Condensed Consolidated Financial Statements

(in thousands, except units and per unit amounts, unaudited)

The following table summarizes depreciation expense included in “Cost of revenue” and “Selling, general and administrative expenses”:

	Nine Months Ended September 30,
	2025	2024
Cost of revenue	$16,721	$10,741
Selling, general and administrative expenses	2,755	1,954

Total depreciation expense	$19,476	$12,695

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	September 30, 2025	December 31, 2024
Accounts payable	$330,291	$258,809
Accrued compensation and benefits	54,957	43,801
Accrued project costs	83,416	80,014
Accrued interest	11,557	10,575
Accrued professional services	7,530	2,370
Accrued warranty	5,258	6,314
Deferred acquisition consideration	5,500	—

Total accounts payable and accrued expenses	$498,509	$401,883

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	September 30, 2025	December 31, 2024
Restricted Unit Appreciation Plan liability	$9,474	$9,130
Warranty reserves	1,597	5,404
Deferred tax liability	6,183	—
Deferred compensation liability	2,293	—

Total other long-term liabilities	$19,547	$14,534

(14) Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued of December 19, 2025 for disclosure or recognition in the condensed consolidated financial statements and concluded there were no subsequent events that required recognition or disclosure except for the following:

Redemption of Units

SOLV Energy Parent Holdings LP recently agreed to redeem the units held by a minority investor in exchange for a $112.5 million note secured by a first priority lien on all of SOLV Energy Parent Holdings LP’s assets, including its equity interests in SOLV Energy Holdings LLC.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

     Shares

Class A Common Stock

Prospectus

Jefferies

J.P. Morgan

    , 2026

Until     , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulation Authority (“FINRA”) filing fee and the listing fee for Nasdaq.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

Section 102 of the DGCL allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law, obtained an improper personal benefit or, with respect to an officer only, in any action by or in the right of the corporation. Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will provide that no director or officer of SOLV Energy, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, to the fullest extent permitted by applicable law as it may be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees) (and, with respect to actions other than actions brought by or in the right of the corporation, judgments, fines and amounts paid in settlement) actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Our amended and restated bylaws will authorize the indemnification of our officers and directors, to the fullest extent permitted by applicable law, any person, or a Covered Person, who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in our amended and restated bylaws, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors.

We intend to enter into indemnification agreements with each of our executive officers and directors. These agreements, among other things, will require the Company to indemnify each executive officer and director to the fullest extent permitted by Delaware law, including indemnification of expenses, such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Company with respect to indemnification payments that it may make to such directors and officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

On April 1, 2025, SOLV Energy, Inc. agreed to issue 100 shares of common stock, par value $1.00 per share, which will be redeemed upon the consummation of the Transactions, to SOLV Energy Parent Holdings LP in exchange for $100.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of SOLV Energy, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of SOLV Energy, Inc. to be in effect prior to the consummation of this offering.

3.3**	Bylaws of SOLV Energy, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of SOLV Energy, Inc. to be in effect prior to the consummation of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1*	Amended and Restated Credit Agreement, dated as of October 7, 2024, among AS Renewable Technologies Holdings LLC (f/k/a ASP SOLV Intermediate Holdings LLC), the Lenders from time to time party thereto, and Wilmington Trust, National Association, as administrative agent.

10.2*	Amended and Restated Credit Agreement, dated as of October 7, 2024, among AS Renewable Technologies Intermediate LLC (f/k/a ASP SOLV Parent LLC), AS Renewable Technologies Intermediate II LLC (f/k/a ASP SOLV Energy Holdings LLC), AS Renewable Technologies Acquisition LLC (f/k/a ASP SOLV Acquisition LLC), the Lenders from time to time party thereto, the Issuing Banks from time to time party thereto and KeyBank National Association, as administrative agent, Issuing Bank and the Swingline Lender.

10.3*	Form of Amended and Restated Limited Liability Company Agreement of SOLV Energy Holdings LLC, to be in effect prior to the consummation of this offering.

10.4*	Form of Registration Rights Agreement, to be in effect prior to the consummation of this offering.

10.5*	Form of Tax Receivable Agreement, to be in effect prior to the consummation of this offering.

10.6*	Form of Reorganization Agreement.

10.7*	Form of Indemnification Agreement.

10.8†**	Employment Agreement, dated September 10, 2021, by and between SOLV, Inc. (predecessor to SOLV Energy, LLC), ASP SRE Holdings LP, and George Hershman.

10.9†**	Restricted Activities Agreement, dated as of September 10, 2021, by and between ASP SRE Holdings LP, SOLV Energy, LLC and Dave Grubb, Jr.

10.10†**	Restricted Activities Agreement, dated as of September 10, 2021, by and between ASP SRE Holdings LP, SOLV Energy, LLC and Benjamin Catalano.

10.11†**	Severance Agreement, dated as of September 10, 2021, by and between SOLV, Inc. (predecessor to SOLV Energy, LLC) and Dave Grubb, Jr.

10.12†**	Severance Agreement, dated as of September 10, 2021, by and between SOLV, Inc. (predecessor to SOLV Energy, LLC) and Benjamin Catalano.

10.13†**	Severance Agreement, dated as of January 29, 2025, by and between SOLV Energy, LLC and Chad Plotkin.

21.1*	List of subsidiaries of SOLV Energy, Inc.

23.1*	Consent of Ernst & Young LLP.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

Exhibit No.	Description

23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

107*	Calculation of Filing Fee Table.

*	To be filed by amendment.
**	Previously filed.
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules:

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by SOLV Energy, Inc.

Pursuant to 17 C.F.R. § 200.83.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on     , 2026.

SOLV Energy, Inc.

By:
Name: George Hershman
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of George Hershman, Chad Plotkin and Adam Forman, or any of them, each acting alone, their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this registration statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on     , 2026

Signature	Title

George Hershman	Chief Executive Officer and Director (Principal Executive Officer)

Chad Plotkin	Chief Financial Officer (Principal Financial Officer)

Ron Stark	Senior Vice President, Controller and Principal Accounting Officer (Principal Accounting Officer)

Michael Sand	Director

Kevin S. Penn	Director